


2024 *NOTICE OF ANNUAL MEETING OF*
SHAREHOLDERS, PROXY STATEMENT & ANNUAL REPORT





ADTALEM
Global Education





 American University of the Caribbean School of Medicine

 CHAMBERLAIN UNIVERSITY

WALDEN UNIVERSITY

 ROSS UNIVERSITY SCHOOL OF MEDICINE

 ROSS UNIVERSITY SCHOOL OF VETERINARY MEDICINE

About Us

Who We Are

Adtalem Global Education is the leading provider of healthcare education in the U.S., changing the face of healthcare by preparing a diverse workforce with high-quality academic programs. We innovate education pathways, align with industry needs and empower individuals to reach their full potential. Our commitment to excellence and inclusivity is reflected in our expansive network of institutions. Adtalem is the parent organization of American University of the Caribbean School of Medicine, Chamberlain University, Ross University School of Medicine, Ross University School of Veterinary Medicine, and Walden University.

STUDENT FOCUSED



MISSION

We provide global access to knowledge that transforms lives and enables careers.



VISION

To create a dynamic global community of lifelong learners who improve the world.



PURPOSE

We empower students to achieve their goals, find success, and make inspiring contributions to our global community.

OVER
83,000
students



WE ARE
5
institutions



NEARLY
10,000
employees



WITH A NETWORK OF APPROXIMATELY
350,000 alumni
Helping to alleviate critical healthcare workforce shortages, particularly in underserved communities



WITH
27
operating campuses



As of October 1, 2024

Message from our President and CEO, Steve Beard



October 17, 2024

Fellow Shareholders,

Fiscal year 2024 marked a highly successful year for Adtalem as we strengthened our position as the leader in healthcare education. Our commitment to operational excellence and strategic integration across our five institutions has optimized resource allocation, ensuring high returns on investment and enhancing our essential role in the U.S. healthcare system.

In 2024, we extended our market reach and bolstered program participation, serving a diverse student body and reinforcing ties with healthcare providers. Focusing on long-term value creation, our purpose-driven organization balances inclusive access with strategic growth, evidenced by a 10% increase in total enrollment in the fourth quarter and surpassing our financial expectations. We made effective use of capital, including share repurchases, reinforcing our commitment to generating shareholder value.

Our societal and healthcare impact continues to grow significantly. In 2024, Adtalem graduated over 30,000 students: approximately 90% in healthcare programs, half from diverse backgrounds. Our graduates contribute to resolving critical national challenges, improving community health outcomes and bridging educational gaps.

Significant achievements include a 98% residency attainment rate for our medical graduates[1] and expansion initiatives like announcing Chamberlain's 24th campus and online nursing program. Walden University graduated 12,000 students, advancing our mission with innovative scholarships.

Our "Growth with Purpose" strategy is exceeding initial expectations, delivering unprecedented enrollment levels and sustaining high student retention. This strategic focus on marketing, enrollment, retention, pricing and program diversity creates operational leverage and sustains student-focused investments.

Looking ahead, we will continue advancing our societal impact and healthcare contributions, driven by our 10,000 colleagues, 83,000 current students and 350,000 alumni. We remain committed to our mission. And we are grateful for your unwavering support.

Sincerely,

Steve Beard
President and Chief Executive Officer

1 Combined, American University of the Caribbean School of Medicine (AUC) and Ross University School of Medicine (RUSM) students and graduates had a 98% first-time residency attainment rate for the 2024 match.

Notice of Annual Meeting of Shareholders



DATE AND TIME

November 13, 2024
8:00 a.m. Central Standard Time

Online check-in will be available beginning at 7:45 a.m. Central Standard Time. Please allow ample time for the online check-in process.



PLACE

The Annual Meeting will be held entirely online at: www.virtualshareholdermeeting.com/ATGE2024.



RECORD DATE

September 30, 2024

ITEMS OF BUSINESS

	Board Voting Recommendation
Proposal No. 1: Elect the ten nominees named in the accompanying Proxy Statement to serve as directors until the 2025 Annual Meeting of Shareholders	**FOR** each director nominee
Proposal No. 2: Ratify selection of PricewaterhouseCoopers LLP as independent registered public accounting firm	**FOR**
Proposal No. 3: Say-on-pay: Advisory vote to approve the compensation of our named executive officers ("NEOs")	**FOR**

Shareholders will also consider such other business as may come properly before the Annual Meeting or any adjournment thereof.

To participate in the 2024 Annual Meeting, you will need the 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials.

This notice and Proxy Statement, voting instructions, and Adtalem Global Education Inc.'s 2024 Annual Report to Shareholders are being first sent or given to shareholders on or about October 17, 2024.

Douglas L. Beck

Douglas G. Beck
Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



VIA THE INTERNET

Visit the website listed on your proxy card



BY TELEPHONE

Call the telephone number on your proxy card



BY MAIL

Sign, date, and return your proxy card in the enclosed envelope



VIRTUALLY

Attend the Annual Meeting online at www.virtualshareholdermeeting.com/ATGE2024.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 13, 2024. Our Proxy Statement and the Adtalem Global Education Inc. Annual Report for 2024 are available online at www.proxyvote.com or at our investor relations website, http://investors.adtalem.com.

Proxy Summary

This summary highlights selected information about the items to be voted on at the Annual Meeting. It does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

OUR NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Diverse mix of backgrounds, current and former CEOs, a medical professional, a former finance executive at a leading global company, and corporate and academic leadership expertise.

Name and Principal Occupation	Age	Director Since	Other Public Company Boards	Committee Memberships				
				AQC	AUD	COM	ER	NG
Stephen W. Beard President and CEO Adtalem Global Education Inc.	53	2021						
William W. Burke, INDEPENDENT President and Founder, Austin Highlands Advisors, LLC	65	2017	2		💰+	📊		
Donna J. Hrinak, INDEPENDENT Retired Senior Vice President, Corporate Affairs, Royal Caribbean Group	73	2018		💰			👥	🏛
Georgette Kiser, INDEPENDENT Former Managing Director and CIO, The Carlyle Group	56	2018	2	🏅				🏛
Liam Krehbiel, INDEPENDENT Chief Executive Officer and Founder, Topography Hospitality, LLC	48	2022				📊	👥	
Michael W. Malafronte, INDEPENDENT Chairman of the Board Adtalem Global Education Inc. Senior Advisor, Derby Copeland Capital	50	2016				📊		
Sharon L. O'Keefe, INDEPENDENT Retired President, University of Chicago Medical Center	72	2020	1			📊		🏛
Kenneth J. Phelan, INDEPENDENT Senior Advisor Oliver Wyman Inc.	65	2020	1	💰			👥	
Betty Vandenbosch, INDEPENDENT Former Senior Advisor Coursera, Inc.	67	2024		🏅				
Lisa W. Wardell Former Chairman of the Board Adtalem Global Education Inc.	55	2008	1				👥	

 Academic Quality Committee  Audit and Finance Committee  Compensation Committee  External Relations Committee  Nominating & Governance Committee  Audit Committee Financial Expert  Committee Chair

BOARD HIGHLIGHTS

BOARD INDEPENDENCE

Independent



Not Independent

80%

of our current directors and director nominees are independent, each of our Audit and Finance, Compensation and Nominating & Governance committees are composed entirely of independent directors, and our CEO is the only member of management who serves as a director

TENURE

Less than 3 years

3 to 8 years

Over 8 years

Average Tenure







5.5 years

AGE

Under 50

50 to 60

61 to 72

Average Age







60.5 years

BOARD DIVERSITY







50%

Female

30%

Ethnically Diverse

40%

Lived and Worked Outside of U.S.

Listed below are certain skills, qualifications, and experiences that we consider important for our director nominees in light of our current business strategy and structure. The list of skills and the following matrix are a valuable tool for the Board as they consider skills and experiences that may need to be replaced, updated or added.

Adtalem Global Education Director Skills Matrix 2024

✓ Considerable expertise
+ Some expertise

COMPETENCIES	MICHAEL MALAFRONTE (Chairman)	STEPHEN BEARD (CEO)	WILLIAM BURKE	DONNA HRINAK	GEORGETTE KISER	LIAM KREHBIEL	SHARON O'KEEFE	KENNETH PHELAN	BETTY VANDENBOSCH	LISA WARDELL
CEO experience	+	✓	+	✓		✓	✓	+	+	✓
CFO/audit function expertise	✓	+	✓	+			+	✓		✓
Healthcare expertise/ medical education and/or services		+	✓				✓		+	✓
Technology				+	✓	+	+	+	✓	+
Understanding of education sector trends, including accreditation, credentialing, etc.	+	✓	+		✓	✓	✓	✓	✓	✓
Strategy	+	✓	✓	+	✓	✓	✓	+	+	✓
Governance	✓	✓	✓	✓	✓	✓	✓	✓		✓
M&A/Joint Ventures/ Business Development		✓	✓	+	✓		+	+		✓
Compensation	✓	✓	✓		✓	+	✓	✓		✓
Human Capital Management	✓	✓	+	+	✓	✓	✓	+	+	✓
Global Markets	✓	✓	+		✓			✓	+	✓
Climate Change and Climate-Related Risks			+	+	✓			+		+
Cybersecurity		+	+		✓		+	+		+
Finance and/or Financial Planning	✓	✓	✓		✓	+		✓		✓

CORPORATE GOVERNANCE HIGHLIGHTS

Shareholder Engagement

We conduct regular outreach and engagement with our shareholders and value their insight and feedback.

OUR OUTREACH

We reached out to our shareholders representing more than **80% of shares owned**.

We contacted shareholders representing more than **80%** of shares owned.



Ongoing Enhancements

Our Board continually monitors best practices in corporate governance and, consistent with feedback from shareholders and other stakeholders, has taken the following actions in recent years:

2024
- Added a new director who has significant expertise in bringing successful degree and nondegree programs to market
- Our Board held a two-day offsite strategy meeting to conduct a deep dive into Adtalem's strategic goals, execution plans and timeline to achieve these goals

2023
- Appointed an independent Chairman of the Board
- Conducted a Board composition analysis to align the current and future skills and experiences represented on the Adtalem Board with our strategic objectives
- Updated our Stock Ownership Guidelines to limit the type of equity awards that count toward compliance to only the pre-tax value of unvested restricted stock units

2022
- Amended our Director Nominating Process to consider expertise on climate change, climate-related risks, and cybersecurity
- Amended the charters of our Audit and Finance, Compensation, and External Relations Committees to provide additional responsibility and oversight of environmental, social, and governance ("ESG") matters
- Added a new director who is committed to improving equity in education for underserved communities

2021
- Refreshed our Board by adding three new directors including our new CEO

2020
- Refreshed our Board by adding two new directors with significant expertise in healthcare and risk oversight
- Amended the charter of our External Relations Committee to clarify its responsibilities for oversight of our sustainability strategy, including environmental and social policies

2019
- Appointed a Lead Independent Director when our CEO was appointed as our Chairman of the Board
- Enhanced our proxy statement to focus on disclosures in key areas of investor interest
- Increased stock ownership requirements for our executive officers

Ongoing Best Practices

BOARD COMMITTEES

- ✔ We have five Board committees – Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance, each of which typically meets at least four times per year
- ✔ The Chair of each committee, in consultation with the committee members, determines the frequency and length of committee meetings
- ✔ Our Board and each of its committees are authorized to retain independent advisors at Adtalem's expense

DIRECTOR STOCK OWNERSHIP

- ✔ 60% of our non-employee directors' annual compensation (excluding fees for other additional roles) is in the form of restricted stock units ("RSUs")
- ✔ Our non-employee directors are subject to a policy requiring their ownership of shares with a value equal to or in excess of three times their annual retainer

CONTINUOUS IMPROVEMENT

- ✔ New directors receive a tailored, two-day, live training program about Adtalem and its institutions from management
- ✔ Our directors are encouraged to participate in director-oriented training and board education programs
- ✔ The Board annually undergoes a self-assessment process to critically evaluate its performance at a committee and Board level

COMMUNICATION

- ✔ Our Board engages in open and frank discussions with each other and with senior management
- ✔ Our directors have access to all members of management

EXECUTIVE COMPENSATION HIGHLIGHTS

- Strong linkage of pay to individual, institutional, and financial performance
- Balanced compensation program aligning performance to interests of shareholders, students, and other stakeholders

Our Compensation Framework

2024 COMPENSATION SNAPSHOT

		Objective	Time Horizon	Performance Measures	Additional Explanation
Salary (cash)	**Base Salary**	Reflect experience, market competition and scope of responsibilities	Reviewed Annually	• Assessment of performance in prior year.	• Represents 9% and 29% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively.
Annual Incentive (cash)	**Management Incentive Plan ("MIP")**	Reward achievement of short-term operational business priorities	1 year	• Revenue* • Adjusted earnings per share ("EPS")* • Individual performance modifier	• Represents 25% to 35% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs respectively.
Long-Term Incentive (equity)	**RSUs**	Align interests of management and shareholders, and retain key talent	3 year ratable vest	• Stock price growth	• Represents 40% of NEO regular annual LTI granted in FY24.**
	Revenue Growth PSUs	Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent	3 year cliff vest	• Revenue Growth	• Represents 30% of NEO regular annual LTI granted in FY24.**
	Adjusted EBITDA Margin PSUs			• Adjusted EBITDA margin	• Represents 30% of NEO regular annual LTI granted in FY24.**

* The MIP payout for executive leadership of the institutions is based on revenue and adjusted operating income at such executive's institution(s).

** The total regular annual long-term incentive ("LTI") award consisting of both RSUs and Performance Share Units (PSUs) represents 66% of target Total Direct Compensation for Mr. Beard and 36% of target Total Direct Compensation for other NEOs (on average), respectively.

SUSTAINABILITY AND COMMUNITY RELATIONS

Adtalem is committed to a holistic approach to our communities, providing quality learning and working opportunities, caring for the places where we operate, and conducting our business in a transparent and responsible manner. We advanced our ESG strategy during fiscal year 2024 and remained steadfastly focused on our overarching philosophy of stewardship. Adtalem publishes an annual Sustainability Report in which we document our continued commitment to sustainability and our ongoing progress to the topics that matter to our key stakeholders and partners. Our most recent Sustainability Report can be found at: adtalem.com/sustainability

ADTALEM GLOBAL EDUCATION SUSTAINABILITY COMMITMENT

Adtalem Global Education operates in a sustainable, ethical, and responsible manner as we increase access and equity in education and workforce training. Adtalem is committed to protecting the environment, increasing climate awareness and resilience, continuously increasing our diverse and inclusive culture, and investing in the well-being of the communities where we teach, learn, and work.



Environmental Stewardship

Adtalem recognizes that the well-being of people, animals and the environment is closely tied to the way we care for our planet. We seek to instill this philosophy in our students, so they may be empowered throughout their careers to act toward mitigating a range of global challenges. In fiscal year 2020 Adtalem launched multi-year environmental goals through 2024 that encompassed our approach to reducing our carbon footprint, embracing renewable energy, and enhancing waste management practices. We made progress on all of these environmental goals with Goal 1 fully achieved through a total greenhouse gas (GHG) emissions reduction of 40.4% compared to baseline[1].



Social Practices

As a global, scaled healthcare education enterprise, we are uniquely positioned to address the deep inequities and shortages across the healthcare system. We are dedicated to nurturing change by increasing access to education and supporting underrepresented students and communities[2], while working directly with healthcare systems to place qualified professionals in critically needed positions. We leverage cutting-edge technology, forge student partnerships that deliver outcomes for students and employer partners, foster inclusive work and educational environments, and provide financial support to aid students and nonprofits, all while maintaining our steadfast focus on improving communities and healthcare systems.



Governance Practices

Our diverse directors' qualifications and unique viewpoints strengthen our Board's ability to provide effective and balanced oversight as fiduciaries. This helps ensure we deliver long-term value to our shareholders while simultaneously upholding our commitment to student outcomes and strengthening the healthcare workforce. Our Board succession planning process includes ongoing review of its composition, as well as regular board refreshment.



Community Engagement and Philanthropy

Adtalem nurtures change not only in our institutions but through our philanthropic support of charitable and civic organizations making important impacts in the communities they serve. We are also inspired by the spirit of volunteerism embraced by our faculty, employees, and students. Through corporate giving efforts, Adtalem provided $190,826 to global community and civic partners in fiscal year 2024. Additionally, the Adtalem Global Education Foundation awarded grants totaling $430,000 to support organizations that align with its focus areas of strengthening the pipeline to careers in healthcare, addressing healthcare disparities, increasing access to quality educational opportunities for underserved populations, and promoting economic growth through skills-based workforce development.



Expanding Educational Access

Guided by our mission, we affirm the inherent worth, dignity and humanity of all individuals engaged in the learning process, providing them access to high-quality education through a variety of modalities. We remain committed to cultivating a skilled and diverse community of learners who are the culturally aware professionals our communities need. In fiscal year 2024, 83% of the total student population in our five institutions identified as female and 55% as people of color. We are the number one grantor of Nursing degrees in the U.S., the number one grantor of Master of Social Work (MSW) degrees in the U.S., the number one grantor of research doctoral degrees in Psychology and Social Science combined in the U.S., the number two grantor of Doctor of Veterinary Medicine degrees, and combined, American University of the Caribbean School of Medicine and Ross University School of Medicine graduate more MDs than any U.S. medical school.



Empower Scholarship Fund

The Empower Scholarship Fund, a separate, nonprofit entity, is another avenue through which we champion social impact efforts, supporting students with the greatest need in continuing their educational aspirations through their chosen programs at Adtalem institutions. During Adtalem's fiscal year 2024, the Empower Scholarship Fund offered a combined $412,171 in scholarships. Among the fiscal year 2024 recipients, 50% identified as first-generation college students or first in their family to attend college, 49% identified as people of color, and 32% identified as single parents.

---

[1] Total emissions percent change compared to baseline (FY2019) only evaluates direct paid utilities in the calculation. Going forward, Adtalem will be using FY 2024 data as the new baseline for calculations due to our expanded data set.

[2] Under-represented minority includes students who identify as: American Indian or Alaska Native, Black or African American, Hispanic or Latino, Native Hawaiian or other Pacific Islander.

DIVERSITY, EQUITY, AND INCLUSION

At Adtalem, diversity, equity, and inclusion (DEI) is core to our mission. Our DEI commitments are far-reaching – from our emphasis on cultivating a workplace culture where differences are celebrated to our inclusive admission process and focus on advancing health equity in the communities we serve. We are proud to stand for equality and social justice at the enterprise level and across our family of institutions, and we remain committed to equipping a diverse community of learners to be the culturally aware professionals our communities desperately need.

Diversity at a Glance

STUDENTS[9]	
People of Color	55%
White	39%
Race/Ethnicity Not Specified	7%
Female	83%
Male	15%
Gender Not Specified	2%

SENIOR LEADERSHIP[10]	
People of Color	21%
White	60%
Race/Ethnicity Not Specified	19%
Female	50%
Male	50%

U.S. COLLEAGUES	
People of Color	37%
White	52%
Race/Ethnicity Not Specified	11%
Female	77%
Male	23%

BOARD OF DIRECTORS	
People of Color	36%
White	64%
Female	45%
Male	55%

May not total 100% in aggregate due to rounding.

[9]Includes all students actively enrolled during FY 2024 (attempting at least one course that started or ended in that time frame) across our five institutions; "people of color" is defined as all race/ethnicities except White and Unknown.

[10]Leaders include our CEO, Group Presidents and Senior Vice Presidents.

Table of Contents

PROPOSAL NO. 1
Election of Directors

The Board has nominated ten of Adtalem's eleven sitting directors and recommends their re-election, each for a term to expire at the 2025 Annual Meeting. All of the nominees have consented to serve as directors if elected at the Annual Meeting. Mr. Mayur Gupta has informed the Board that he is not standing for re-election and will retire from the Board at the Annual Meeting. Mr. Gupta has served on the Board since 2021 and the Board sincerely appreciates Mr. Gupta's service to Adtalem. Mr. Gupta's decision to not stand for re-election is not the result of any disagreement with the Company.

It is intended that all shares represented by proxy at the Annual Meeting will be voted for the election of each of Stephen W. Beard, William W. Burke, Donna J. Hrinak, Georgette Kiser, Liam Krehbiel, Michael W. Malafronte, Sharon L. O'Keefe, Kenneth J. Phelan, Betty Vandenbosch, and Lisa W. Wardell as directors unless otherwise specified in such proxy. A proxy cannot be voted for more than ten persons. In the event that a nominee becomes unable to serve as a director, the proxy committee (appointed by the Board) will vote for the substitute nominee that the Board designates. The Board has no reason to believe that any of the nominees will become unavailable for election.

Each nominee for election as a director is listed below, along with a brief statement of his or her current or most recent principal occupation, business experience, and other information, including directorships in other public companies held as of the date of this Proxy Statement or within the previous five years. Under the heading "Relevant Experience," we describe briefly the particular experience, qualifications, attributes, or skills that led to the conclusion that these nominees should serve on the Board. As explained below under the caption "Director Nominating Process," the Nominating & Governance Committee looks at the Board as a whole, attempting to ensure that it possesses the characteristics that the Board believes are important to effective governance.

APPROVAL BY SHAREHOLDERS

You have the option to vote **FOR, AGAINST** or **ABSTAIN** with respect to the election of each director nominee. The election of each of the ten nominees for director listed below requires the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Adtalem maintains a majority voting standard for uncontested elections (when the number of nominees is the same as the number of directors to be elected), so for a nominee to be elected as a member of the Board, the nominee must receive the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Abstentions, if any, will be counted as votes AGAINST each director nominee, and broker non-votes, if any, will not be counted as votes represented and entitled to vote and, therefore, will have no effect on the results of the vote for this proposal. See VOTING INFORMATION - Effect of Not Casting Your Vote. Shareholders may not cumulate their votes in the election of directors. If a nominee for re-election fails to receive the requisite majority vote when the election is uncontested, such director must promptly tender his or her resignation to Adtalem's Chairman or Adtalem's General Counsel and Corporate Secretary, subject to acceptance by the Board.

Unless otherwise indicated on the proxy, the shares will be voted **FOR** each of the nominees identified below.

 The Board of Directors recommends a vote **FOR** each of the nominees identified below.

BOARD COMPOSITION

Director Nominees



Stephen W. Beard, Chief Executive Officer

President and CEO, Adtalem Global Education Inc.

Age: **53**
Director since: **2021**

Career Highlights

Mr. Beard was appointed Adtalem's President and CEO and a director on our Board in September 2021. Previously, Mr. Beard served as Adtalem's Chief Operating Officer (COO), responsible for the vision, leadership, and financial performance of Adtalem's former Financial Services vertical. In addition, Mr. Beard led the company's strategy, corporate development, government and regulatory affairs, investor relations, communications and civic engagement activities and mobilized a variety of operational and corporate initiatives to accelerate Adtalem's global performance.

Prior to taking on the responsibility of COO in 2019 and responsibility for the former Financial Services vertical in 2020, Mr. Beard served as Senior Vice President, General Counsel and Corporate Secretary in 2018.

Prior to Adtalem, Mr. Beard was executive vice president, chief administrative officer and general counsel of Heidrick & Struggles International, Inc. (NASDAQ: HSII), where he directed global legal operations for the company and oversaw a variety of enterprise-level functions including strategy and corporate development.

Prior to joining Heidrick & Struggles, Mr. Beard was in private practice with Schiff Hardin, LLP in Chicago, where he was a member of the firm's corporate and securities group, advising public and private companies in mergers and acquisitions, corporate finance and corporate governance matters.

Mr. Beard began his legal career as a law clerk for the Honorable Frank Sullivan, Jr. (ret.), associate justice of the Indiana Supreme Court.

Mr. Beard has been active in a variety of community and civic matters and currently serves on the board of the venture philanthropy fund, A Better Chicago.

Mr. Beard received his bachelor's degree from the University of Illinois at Urbana-Champaign and his juris doctor degree from the Maurer School of Law at Indiana University.

Relevant Experience

Mr. Beard's experience as our CEO and his prior service as Adtalem's COO and General Counsel give him deep knowledge of Adtalem's operations and strategy. Mr. Beard's experience in refining Adtalem's portfolio strategy, executing the DeVry University, Carrington College and Adtalem Brazil divestitures, and spearheading the acquisition of Walden University, coupled with his success in leading the Financial Services segment prior to its divestiture, have played an integral role in positioning Adtalem for long-term growth.



William W. Burke, Independent

President and Founder, Austin Highlands Advisors, LLC

Age: **65**
Director since: **2017**

Committees:
Audit and Finance (Chair)
Compensation

Career Highlights

Mr. Burke has been a director of Adtalem since January 2017. He served as our Lead Independent Director from July 2019 through November 2022. From November 2015 to June 2024, Mr. Burke served as President of Austin Highlands Advisors, LLC, a provider of corporate advisory services. He served as Executive Vice President & Chief Financial Officer of IDEV Technologies, a peripheral vascular devices company, from November 2009 until the company was acquired by Abbott Laboratories in August 2013. From August 2004 to December 2007, he served as Executive Vice President & Chief Financial Officer of ReAble Therapeutics, a diversified orthopedic device company which was sold to The Blackstone Group in a going private transaction in 2006 and subsequently merged with DJO Incorporated in November 2007. Mr. Burke remained with ReAble Therapeutics until June 2008. From 2001 to 2004, he served as Chief Financial Officer of Cholestech Corporation, a medical diagnostic products company.

Mr. Burke received his bachelor's degree in Finance from the University of Texas at Austin and an MBA from the Wharton School of the University of Pennsylvania.

Board Service

Mr. Burke has served on numerous public and private company boards including serving as a board chairman and a lead independent director. He has served on the board of Tactile Systems Technology, Inc. (NASDAQ: TCMD) since 2015 and currently serves as Chairman of the Board and as a member of its nominating and governance committee. Since 2022, he has served on the board of directors of Ceribell Inc., (NASDAQ: CBLL), a medical technology company. Mr. Burke also currently chairs Ceribell's audit committee and serves on the nominating and governance committee. In 2024, he joined the board of Nalu Medical, Inc., a privately-held, medical technology company. He previously served on the board of Invuity, Inc. (acquired by Stryker Corp. in 2018), LDR Holding Corporation (acquired by Zimmer Biomet in 2016), and Medical Action Industries (acquired by Owens & Minor in 2014).

Relevant Experience

Mr. Burke has significant experience as a senior executive and as a board member of multiple public companies, including growth-oriented healthcare technology companies. His extensive understanding of culture, financing, and operating strategy enhances the Board's corporate governance and strategy capabilities.



Donna J. Hrinak, Independent

Retired Senior Vice President, Corporate Affairs, Royal Caribbean Group

Age: **73**
Director since: **2018**

Committees:
External Relations (Chair)
Audit and Finance
Nominating & Governance

Career Highlights

Ms. Hrinak has been a director of Adtalem since October 2018. Ms. Hrinak served as Senior Vice President, Corporate Affairs, Royal Caribbean Group from 2020 through 2023. Previously she served as President of Boeing Latin America (2011-2020) where she opened Boeing's first three offices in the region and oversaw all aspects of operations, from commercial and defense product sales to research and technology. Prior to Boeing, she served as Vice President Global Public Policy and Governmental Affairs/Vice President for Public Policy at PepsiCo (2008-2011) and also held a role at Kraft Foods (2006-2008), where she managed the Latin American and European Corporate Affairs teams. Prior to that, she served as a Senior Counselor for Trade and Competition at the law firm of Steel Hector & Davis and held a role with the strategic advisory firm of Kissinger McLarty Associates.

Before entering the private sector, Ms. Hrinak was a career officer in the U.S. Foreign Service, and served as U.S. Ambassador to Brazil, Venezuela, Bolivia, and the Dominican Republic, as well as Deputy Assistant Secretary in the State Department.

She holds a bachelor's degree in Multidisciplinary Social Science from Michigan State University and also attended The George Washington University and the University of Notre Dame School of Law.

Relevant Experience

Ms. Hrinak's extensive experience at a senior level in both the public and private sectors overseeing complex multi-cultural organizations and regulatory policy brings insight to the Board directly applicable to Adtalem's regulatory environment and the international operations of its institutions.



Georgette Kiser, Independent

Former Managing Director and CIO, The Carlyle Group

Age: **56**
Director since: **2018**

Committees:
Academic Quality (Chair)
Nominating & Governance

Career Highlights

Ms. Kiser has been a director of Adtalem since May 2018. Ms. Kiser is an operating executive/independent advisor who helps lead due diligence and technical strategies across various private equity and venture capital firms. Previously, she was managing director and chief information officer (CIO) at The Carlyle Group, responsible for leading the firm's global technology and solutions organization and driving IT strategies. Prior to her role at The Carlyle Group, she was in various executive roles at T. Rowe Price from 1996 to 2015, including Vice President and Head of Enterprise Solutions and Capabilities. She was a consultant and Software Engineer at Martin Marietta Management Data Systems from 1993 to 1995, and a Software Design Engineer in the Aerospace Division of the General Electric Company from 1989 to 1993.

Ms. Kiser received a bachelor's degree in Mathematics with a concentration in Computer Science from the University of Maryland, a M.S. in Mathematics from Villanova University, and an MBA from the University of Baltimore.

Board Service

Since 2019, Ms. Kiser has served on the boards of Aflac Incorporated (NYSE: AFL), a leading supplemental insurer, and Jacobs Solutions, Inc. (NYSE: JEC), a leading, global professional services company. She serves on the audit and risk committee and compensation committee for Aflac, and the compensation committee and nominating and corporate governance committee for Jacobs. She served on the board of NCR Corporation (NYSE: NCR), an American software, professional services, consulting and tech company from 2019 through 2024.

Relevant Experience

Ms. Kiser's experience in information technology at the senior leadership level in organizations with an international reach brings expertise to Adtalem which will enhance both the Board's oversight of its business as well as Adtalem's internal technology matters.



Liam Krehbiel, *Independent*

Chief Executive Officer and Founder, Topography Hospitality, LLC

Age: **48**
Director since: **2022**

Committees:
Compensation
External Relations

Career Highlights

Mr. Krehbiel has been a director of Adtalem since June 2022. In 2021, Mr. Krehbiel founded Topography Hospitality, LLC, and has served as its Chief Executive Officer since then. He is also the co-owner of Ballyfin Demesne, a luxury hotel in Ireland, which opened in 2011. In 2010, Mr. Krehbiel founded A Better Chicago, a nonprofit venture philanthropy fund, and served as its CEO until 2019. A Better Chicago invests in the most promising nonprofits helping children escape poverty. . From 2007 to 2010, Mr. Krehbiel was a management consultant at Bain and Company. Prior to joining Bain, Mr. Krehbiel worked with the Edna McConnell Clark Foundation in New York.

Mr. Krehbiel received a Master of Business Administration degree with a major in business administration and a double concentration in finance and marketing from Northwestern University's Kellogg School of Management. He received his Bachelor of Arts degree from Dartmouth College.

Board Service

Mr. Krehbiel is a director of A Better Chicago and One Future Illinois.

Relevant Experience

Mr. Krehbiel's commitment to improving equity in education for underserved communities closely aligns with Adtalem's mission of expanding access to education and improving health equity. Mr. Krehbiel has spent most of his career as a venture philanthropist dramatically improving educational opportunities for low-income students by funding and scaling the most effective schools and programs in the Chicago area. This experience adds depth and insight as Adtalem continues to focus on serving its students and employers in the growing healthcare education industry.



Michael W. Malafronte, Independent

Chairman of the Board, Adtalem Global Education Inc.

Senior Advisor, Derby Copeland Capital
Former Managing Partner, International Value Advisers and President of IVA Funds

Age: **50**
Director since: **2016**

Committees:
Compensation (Chair)

Career Highlights

Mr. Malafronte has been a director of Adtalem since June 2016. Mr. Malafronte has served as a Senior Advisor to Derby Copeland Capital since September 2022. Derby Copeland is a private equity firm that specializes in opportunistic real estate related debt financing and equity investment. Mr. Malafronte is a Founding Partner of International Value Advisers, LLC ("IVA") and served as Managing Partner for 13 years until December 2020. He was responsible for overseeing all aspects of IVA, including company strategy and managing resources. He also served as President of IVA Funds. Prior to founding IVA in 2007, Mr. Malafronte was a Senior Vice President at Arnhold & S. Bleichroeder Advisers, LLC where he worked for two years as a senior analyst for the First Eagle Funds. There he worked under Charles de Vaulx and Jean-Marie Eveillard within the Global Value Group for the value funds, including the First Eagle Overseas, Global, U.S. Value Funds as well as the offshore funds, inclusive of the Sofire Fund Ltd. Similarly, he was responsible for covering the oil and gas, media, real estate, financial services, and retail industries on a global basis, as well as companies within the United Kingdom, Germany, and Japan. Moreover, Mr. Malafronte was responsible for covering the larger names within the portfolio such as Pargesa Holdings, ConocoPhillips, Petroleo Brasileiro, SK Corp., News Corp., Dow Jones, and Comcast.

Prior to the First Eagle Funds, Mr. Malafronte worked for nine years as a Portfolio Manager at Oppenheimer & Close, a dually-registered broker dealer and investment adviser; an adviser on three domestic hedge funds, one offshore partnership and a registered investment adviser and broker dealer. While at Oppenheimer & Close, Mr. Malafronte assisted in the launch of a domestic hedge fund in 1996 and an offshore partnership in 1998. Mr. Malafronte was responsible for all facets of portfolio management for the investment partnerships, including idea generation, in-depth research, and stock selection. In addition, he was also responsible for hiring and training both operations staff and research analysts.

Mr. Malafronte earned his bachelor's degree in Finance from Babson College.

Board Service

Mr. Malafronte has previously served on the boards of two publicly traded companies: Bresler & Reiner Inc. (2002-2008) and Century Realty Trust (2005-2006).

Relevant Experience

Mr. Malafronte's experience as a financial analyst covering institutions globally, and as a founder of a global investment firm, provides the Board with a firm understanding of Adtalem's shareholders' perspective and deeply informs Adtalem's financial planning.



Sharon L. O'Keefe, Independent

Retired President, University of Chicago Medical Center

Age: **72**
Director since: **2020**

Committees:
Nominating & Governance (Chair)
Compensation

Career Highlights

Ms. O'Keefe served as the President of the University of Chicago Medical Center from February 2011 through July 2020. From April 2009 through February 2011, Ms. O'Keefe served as President of Loyola University Medical Center. Prior to her role at Loyola, she served from July 2002 to April 2009 as Chief Operating Officer for Barnes Jewish Hospital, a member of BJC Healthcare, St. Louis. In addition, Ms. O'Keefe has served in a variety of senior management roles at The Johns Hopkins Hospital, Montefiore Medical Center, University of Maryland Medical System, and Beth Israel Deaconess Medical Center in Boston, a teaching affiliate of Harvard Medical School. She has also served as a healthcare consultant with Ernst & Young. In addition, Ms. O'Keefe has served on the National Institutes of Health Advisory Board for Clinical Research, the Finance Committee of the National Institutes of Health Advisory Board, the Board of Trustees of the Illinois Hospital Association, and an Examiner for the Malcolm Baldrige National Quality Award.

Ms. O'Keefe holds a M.S. degree in Nursing from Loyola University of Chicago and a bachelor's degree in Nursing from Northern Illinois University.

Board Service

Since March 2022, Ms. O'Keefe has served on the board of directors of Conva Tec Group PLC, a global medical products and technologies company focused on therapies for the management of chronic conditions. From July 2022 to May 2023, Ms. O'Keefe served on the board of directors of Apollo Endosurgery, a medical technology company focused on development of minimally invasive devices for advanced endoscopy therapies. From 2012 until February 2022, Ms. O'Keefe served on the board of directors of Vocera Communications Inc., a provider of communication and clinical workforce solutions, where she was a member of the compensation committee. Ms. O'Keefe previously served on the board of Aviv Reit Inc. from 2013 to 2015.

Relevant Experience

Ms. O'Keefe's prior leadership roles at numerous medical centers including the University of Chicago Medical Center and Loyola University of Chicago Medical Center and as a board member of other public companies provide the Board with insights into how Adtalem can best serve the needs of our employer partners and drive superior student outcomes for our healthcare and medical students and graduates.



Kenneth J. Phelan, Independent

Senior Advisor, Oliver Wyman Inc.

Age: **65**
Director since: **2020**

Committees:
Audit and Finance
External Relations

Career Highlights

Mr. Phelan has been a Senior Advisor at Oliver Wyman Inc., a global management consulting firm, since 2019. Prior to that he served as the first Chief Risk Officer for the U.S. Department of the Treasury ("Treasury") from 2014 to 2019. As Chief Risk Officer of the Treasury, he was responsible for establishing and building the Treasury's Office of Risk Management to provide senior Treasury and other administration officials with analysis of key risks including credit, market, liquidity, operational, governance, and reputational risk. From 2018 to 2019, Mr. Phelan also served as Acting Director for the Office of Financial Research, an independent bureau within the Treasury charged with supporting the Financial Stability Oversight Council and conducting research about systemic risk. Prior to joining the Treasury, Mr. Phelan served as the chief risk officer for RBS America from 2011 to 2014, as chief risk officer for Fannie Mae from 2009 to 2011, and as chief risk officer for Wachovia Corporation from 2008 to 2009. Earlier in his career, Mr. Phelan held a variety of senior risk roles at JPMorgan Chase, UBS, and Credit Suisse.

Mr. Phelan holds a bachelor's degree in Business Administration and Finance from Old Dominion University, a M.S. in Economics from Trinity College, Dublin, and a J.D. from Villanova University.

Board Service

Since 2019 Mr. Phelan has served as a director of Huntington Bancshares, Inc. (NASDAQ. HBAN), a regional bank holding company whose primary subsidiary is The Huntington National Bank. Mr. Phelan is the Chair of Huntington's risk committee and serves on its human resources and compensation committee.

Relevant Experience

Mr. Phelan possesses broad risk oversight expertise and risk management experience. His knowledge and experience strengthen the Board's governance and risk oversight.



Betty Vandenbosch, Independent

Former Senior Advisor, Coursera, Inc.

Age: **67**
Director since: **2024**

Committees:
Academic Quality

Career Highlights

Dr. Vandenbosch has been a director of Adtalem since January 2024. She served as the Senior Advisor to the Chief Executive Officer of Coursera, Inc., an online university course provider and facilitator, from 2022 to 2023. Dr. Vandenbosch joined Coursera in 2020 and served as a Senior Vice President and Chief Content Officer from 2020 to 2022. Prior to Coursera, Dr. Vandenbosch was the Chancellor of Purdue University Global from 2018 to 2020, where she oversaw academics for nearly 30,000 students, most of whom earned their degrees online. From 2008 to 2018, Dr. Vandenbosch held several roles of increasing responsibility at Kaplan University, including Provost from 2013-2014, and President from 2015 through 2018. From 1993 through 2008, Dr. Vandenbosch served in a variety of roles at Case Western University, including Associate Dean of Executive Education Programs and Associate Dean of External Relations.

Dr. Vandenbosch earned a PhD in Management Information Systems from the Ivey Business School at Western University. She also earned a Bachelor of Science degree in computer science and a Master of Business Administration degree from Western University.

Relevant Experience

Dr. Vandenbosch brings nearly thirty years of corporate and academic leadership, research and teaching experience to the Adtalem Board. She is a leading expert on bringing successful degree and nondegree programs to market with a strong perspective on marketing data and analytics to drive growth, student success, and positive completion outcomes.



Lisa W. Wardell

Former Chairman of the Board, Adtalem Global Education

Age: 55
Director since: **2008**

Committees:
External Relations

Career Highlights

Ms. Wardell has been a director of Adtalem since November 2008. She is a business executive with more than 25 years of experience managing business strategy, operations, finance, and mergers and acquisitions, while driving shareholder value, stakeholder engagement, and company mission. After a successful five-year run as Adtalem's president and CEO (2016-2019) she transitioned to CEO and Chairman (2019-2021) and Executive Chairman (2021-2022). Through her commitment to high performance and positive social impact, Ms. Wardell's leadership has resulted in superior outcomes for Adtalem's students and significant value creation for shareholders and positioned the company for long-term growth. Under her leadership, gender and ethnic diversity increased at the Adtalem Board to 67%. Ms. Wardell has also led the higher education sector in implementing new standards in transparency and financial literacy, and in cultivating quality partnerships to fill critical global healthcare workforce needs.

Prior to Adtalem, Ms. Wardell was executive vice president and chief operating officer for The RLJ Companies. During her tenure at RLJ, Ms. Wardell managed acquisitions and executed the formation of RML Automotive, a dealership network spanning seven states with over $1.5 billion in annual revenues. She also worked extensively in the media, entertainment, sports, gaming, and hotel industries, which included assisting with the founding and managing of Our Stories Films Studio and managing the now Charlotte Hornets (previously Charlotte Bobcats). Ms. Wardell also served on the board of the NBAPA, Inc., the for-profit portion of the NBA Players Association, from 2018 to 2021. Prior to joining The RLJ Companies, Ms. Wardell was a principal at Katalyst Venture Partners, a private equity firm that invested in start-up technology companies, and a senior consultant at Accenture in the organization's communication and technology practice.

Ms. Wardell earned her bachelor's degree from Vassar College and her law degree from Stanford Law School. She earned her MBA in Finance and Entrepreneurial Management from the Wharton School of Business at the University of Pennsylvania.

Ms. Wardell has been featured on CNBC and Cheddar as well as in The Wall Street Journal, Washington Post, Business Insider, Black Enterprise, and other publications.

Board Service

Ms. Wardell has served on the board of American Express Company (NYSE:AXP) since 2021, where she is a member of the . audit and compliance and risk committees. She served on the board of Lowe's Companies, Inc. (NYSE:LOW) from March 2018 to March 2021 and GIII Apparel Group, Ltd. (NASDAQ:GIII) from March 2022 to June 2023. She is a member of The Business Council, and Co-Chair of the Alvin Ailey DC Foundation. A fierce advocate for diversity and inclusion, and access to education at scale across diverse communities, Ms. Wardell also is a member of the board of the Economic Club of Chicago, the Executive Leadership Council, and the Fortune CEO Initiative.

Relevant Experience

Ms. Wardell's prior roles as CEO and Executive Chairman give her deep knowledge of Adtalem's academic and business operations and strategy and enhances the Board's operations. Additionally, her experience as a senior business executive in private equity, operations, and strategy and financial analysis, including mergers and acquisitions, gives her important perspectives on the issues that come before the Board, including business, strategic, financial, and regulatory matters.

DIRECTOR NOMINATING PROCESS

The Nominating & Governance Committee is responsible for making recommendations of nominees for directors to the Board. The Nominating & Governance Committee's goal is to put before our shareholders candidates who, with the incumbent directors, will constitute a board that has the characteristics necessary to provide effective oversight for Adtalem's growing, complex, and global educational operations and reflect the broad spectrum of students that Adtalem serves. The Nominating & Governance Committee seeks a diversity of thought, background, experience, and other characteristics in candidates. To this end, Adtalem's Governance Principles provide that nominees are to be selected on the basis of, among other things, knowledge, experience, skills, expertise, diversity, personal and professional integrity, business judgment, time availability in light of other commitments, absence of conflicts of interest, and such other relevant factors that the Nominating & Governance Committee considers appropriate in the context of the interests of Adtalem, its Board, and its shareholders.

BOARD SUCCESSION PLANNING

We are committed to ensuring that our Board represents the right balance of experience, tenure, independence, and diversity. Additionally, our Governance Principles provide that a director is required to retire from our Board when he or she reaches the age of 75, although on the recommendation of the Nominating & Governance Committee, our Board may waive this requirement if it determines that a waiver is in the best interests of Adtalem. Our Nominating & Governance Committee has led the gradual transformation of our Board, with four of our eight independent directors nominees joining the Board since 2020.

When considering nominees, the Nominating & Governance Committee intends that the Board as a whole and individual members possess at least two of, the following characteristics or areas of expertise:

- Leadership
- Strategic vision
- Business judgment
- Management
- Experience as a CEO or similar function
- Experience as a CFO or accounting and finance expertise
- Industry knowledge
- Healthcare, medical, and related education and services
- Education sector and accreditation
- Cybersecurity
- Mergers, acquisitions, joint ventures, and strategic alliances
- Public policy, particularly in higher education
- Regulatory
- Human capital management and/or compensation
- Global markets and international experience
- Corporate governance
- Climate change and climate risk

BOARD REFRESHMENT

BOARD REFRESHMENT



7 New Directors — 2020, 2021, 2022, 2024

5 Retirements — 2020 2021 2022 2023 2024

ANNUAL PROCESS FOR NOMINATION

1 Identify Candidates
- Directors
- Management
- Shareholders
- Independent Search Firm

2 Nominating & Governance Committee Review
- Review qualifications
- Consider diversity
- Examine Board composition and balance
- Review independence and potential conflicts
- Meet with potential nominees

3 Recommend Slate

4 Full Board Review and Nomination

5 Shareholder Review and Election

Proposal No. 1 Election of Directors

The Nominating & Governance Committee has implemented this policy by evaluating each prospective director nominee as well as each incumbent director on the criteria described above, and in the context of the composition of the full Board, to determine whether he or she should be nominated to stand for election or re-election. In screening director nominees, the Nominating & Governance Committee also reviews potential conflicts of interest, including interlocking directorships and substantial business, civic, and social relationships with other members of the Board that could impair the prospective nominee's ability to act independently.

Identification and Consideration of New Nominees

In identifying potential nominees and determining which nominees to recommend to the Board, the Nominating & Governance Committee has retained the advisory services of Russell Reynolds Associates, an international executive search firm. In connection with each vacancy, the Nominating & Governance Committee develops a specific set of ideal characteristics for the vacant director position. The Nominating & Governance Committee evaluates director candidates that it has identified and any identified by shareholders on an equal basis using these characteristics and the general considerations identified above.

Shareholder Nominations; Proxy Solicitation by Shareholders

The Nominating & Governance Committee will not only consider nominees that it identifies, but will consider nominees submitted by shareholders in accordance with the advance notice process for shareholder nominations identified in the By-Laws. Under this process, in order to be considered all shareholder nominees must be submitted in writing to the attention of Adtalem's General Counsel and Corporate Secretary, 500 West Monroe Street, Suite 1300, Chicago, IL 60661, not less than 120 days nor more than 150 days prior to the anniversary of the immediately preceding annual meeting of shareholders. As a result, in order to be considered as a nominee at our 2025 annual meeting, a shareholder nomination must be submitted by 5:00 pm Central Daylight Time no later than July 16, 2025 and no earlier than June 16, 2025. Such shareholder's notice shall be signed by the shareholder of record who intends to make the nomination (or his duly authorized proxy) and shall also include, among other things, the following information:

- the name and address, as they appear on Adtalem's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination is made;
- the number of shares of Adtalem's Common Stock which are beneficially owned by such shareholder or beneficial owner or owners;
- a representation that such shareholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination;
- the name and residence address of the person or persons to be nominated;
- a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder;
- such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would otherwise be required to be disclosed, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board; and
- the written consent of each nominee to be named in a proxy statement and to serve as a director if so elected.

In addition, any shareholder who intends to solicit proxies in support of director nominees other than our nominees at the 2025 Annual Meeting of Shareholders, in order to comply with the SEC's universal proxy rules, must provide notice of such intention no later than July 16, 2025 and no earlier than June 16, 2025 to our General Counsel and Corporate Secretary (at the same address previously set forth) and provide all other information required by Exchange Act Rule 14a-19. There were no director nominations proposed for the 2024 Annual Meeting by any shareholder.

In addition to candidates submitted through the advance notice By-Law process for shareholder nominations described above, shareholders may also request that a director nominee be included in Adtalem's proxy materials in accordance with the proxy access provision in the By-Laws. Any shareholder or group of up to 20 shareholders holding both investment and voting rights to at least 3% of Adtalem's outstanding Common Stock continuously for at least three years may nominate the greater of (i) two or (ii) 20% of the Adtalem directors to be elected at an annual meeting of shareholders. Such requests must be received not less than 120 days and no more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of the By-Laws must be received no earlier than June 16, 2025 and no later than July 16, 2025. However, if we hold our 2025 Annual Meeting of Shareholders more than 30 days from the first anniversary of this year's Annual Meeting, then in order for notice by the shareholder to be timely, such notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

In addition to candidates submitted through the By-Laws process for shareholder nominations, shareholders may also recommend candidates by following the procedures set forth below under the caption "Communications with Directors."

Director Independence

The Board annually reviews the continuing independence of Adtalem's non-employee directors under applicable laws and rules of the New York Stock Exchange ("NYSE"). The Board, excluding any director who is the subject of an evaluation, reviews and evaluates director transactions or relationships with Adtalem, including the results of any investigation, and makes a determination with respect to whether a conflict or violation exists or will exist or whether a director's independence is or would be impaired.

The Board has considered whether each director has any material relationship with Adtalem (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Adtalem) and has otherwise complied with the requirements for independence under the applicable listing standards of the NYSE.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Beard and Ms. Wardell, all of Adtalem's current directors, and all director nominees, are "independent" of Adtalem and its management within the meaning of the applicable NYSE rules. Mr. Beard is considered an inside director because of his employment as President and CEO of Adtalem. Ms. Wardell is considered an inside director because of her previous employment as President and CEO of Adtalem.

BOARD STRUCTURE AND OPERATIONS

Summary of Board and Committee Structure

Adtalem's Board held seven meetings during fiscal year 2024, consisting of four regular meetings and three special meetings. Currently, the Board has five standing committees: Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance. The following tables describe each standing committee, its members and chairs, its key responsibilities and the number of meetings held during fiscal year 2024. Current copies of the charters of each of these committees, a current copy of Adtalem's Governance Principles, and a current copy of Adtalem's Code of Conduct and Ethics can be found on Adtalem's website, www.adtalem.com, and are also available in print to any shareholder upon request from Adtalem's General Counsel and Corporate Secretary, 500 West Monroe Street, Suite 1300, Chicago, IL 60661. The Board has determined that each of the members of the Audit and Finance, Compensation, and Nominating & Governance committees is independent within the meaning of applicable laws and NYSE listing standards in effect at the time of determination. The standing Audit and Finance Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act, the rules and regulations of the Securities and Exchange Commission ("SEC"), and the listing standards of the NYSE.

Academic Quality Committee

Members	Meetings in fiscal year 2024
Georgette Kiser (Chair) Mayur Gupta Betty Vandenbosch	4

Key Responsibilities

- Supports improvement in academic quality and assures that the academic perspective is heard and represented at the highest policy-setting level and incorporated in all of Adtalem's activities and operations
- Reviews the academic programs, policies, and practices of Adtalem's institutions
- Evaluates the academic quality and assessment process and evaluates curriculum and programs

Audit and Finance Committee

Members	Meetings in fiscal year 2024	Report
William W. Burke (Chair) Donna J. Hrinak Kenneth J. Phelan	8	Page 36

Key Responsibilities

- Monitors Adtalem's financial reporting processes, including its internal control systems and the scope, approach, and results of audits
- Selects and evaluates Adtalem's independent registered public accounting firm, subject to ratification by the shareholders
- Reviews and recommends to the Board Adtalem's financing policies and actions related to investment, capital structure, and financing strategies
- Provides oversight of Adtalem's policies and processes established by management to identify, assess, monitor, manage, and control technology, cyber, information, ESG, and other risks
- Provides oversight of Adtalem's frameworks and standards for climate-related disclosures and reporting

- Reviews and approves any potential related party transactions

The Board has determined that Mr. Burke is qualified as an audit committee financial expert.

Compensation Committee

Members	Meetings in fiscal year 2024	Report
Michael W. Malafronte (Chair) William W. Burke Liam Krehbiel Sharon O'Keefe	4	Page 57

Key Responsibilities

- Oversees all compensation practices and reviews eligibility criteria and award guidelines for Adtalem's compensation program
- Reviews and approves, following discussions with the other independent members of the Board, CEO annual goals and objectives
- Evaluates the CEO's performance against established annual goals and objectives
- Recommends CEO compensation to the other independent members of the Board for approval
- Reviews recommendations made by the CEO and approves compensation for executive officers, including base salary, annual incentive, and equity compensation
- Reviews and approves the total pay-out of short- and long-term incentive pools, including annual grants of equity awards
- Reviews and recommends to the Board compensation paid to non-employee directors

External Relations Committee

Members	Meetings in fiscal year 2024
Donna Hrinak (Chair) Liam Krehbiel Kenneth J. Phelan Lisa Wardell	4

Key Responsibilities

- Provides awareness and oversight of Adtalem's external relations strategy, policy, and practices
- Monitors, analyzes, and effectively manages legislative and regulatory policy trends, issues, and risks
- Develops recommendations to the Board regarding formulating and adopting policies, programs, and communications strategy related to legislative, regulatory, and reputational risk
- Oversees risks and exposures related to higher education public policy, as well as compliance with laws and regulations applicable to Adtalem
- Provides oversight regarding significant public policy issues including environmental, social, health and safety, and public and community affairs
- Reviews Adtalem's sustainability strategy, including initiatives and policies relating to environmental stewardship, corporate social responsibility, and corporate culture

Nominating & Governance Committee

Members	Meetings in fiscal year 2024
Sharon O'Keefe (Chair) Donna Hrinak Georgette Kiser	4

Key Responsibilities

- Reviews Board and committee structures and leads the Board self-evaluation process
- Assesses Board needs and periodically conducts director searches and recruiting to ensure appropriate Board composition
- Recommends candidates for nomination as directors to the Board
- Oversees and conducts planning for CEO and director succession and potential related risks
- Recommends governance policies and procedures

Board Leadership Structure

Pursuant to our Governance Principles, the Board believes that it should be free to make its selection of the Chairman of the Board and the CEO in the way that it deems best for Adtalem and its shareholders at any given time. To ensure continued Board independence, the Board has adopted a policy that, in the event the Chairman of the Board and CEO roles are combined, or the Chairman of the Board is not otherwise independent, the Board shall appoint a Lead Independent Director. In November 2022, the Board determined to keep the roles of Chairman of the Board and CEO separate. The Board reviews its leadership structure periodically and as circumstances warrant.

During fiscal year 2024, the Board met in executive session without employee directors or other employees present at each regular Board meeting. Mr. Malafronte, as Adtalem's independent Chairman, presided over these sessions.

Our Governance Principles provide that when we have a Lead Independent Director, he or she:

- sets the agenda for, calls meeting of and leads executive sessions of the independent directors and reports to the Executive Chairman of the Board, as appropriate, concerning such meetings;
- acts as a liaison between the Executive Chairman of the Board and the independent directors;
- advises the Executive Chairman of the Board as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties effectively and responsibly;
- when appropriate, makes recommendations to the Executive Chairman of the Board about calling full meetings of the Board;
- serves as a resource to consult with the Executive Chairman of the Board and other Board members on corporate governance practices and policies and assumes the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Executive Chairman of the Board to assume such leadership; and
- performs such other duties as requested by the Board or Nominating & Governance Committee and as set forth in the Governance Principles.

Director Attendance

During fiscal year 2024, our Board met seven times. Each of Adtalem's directors attended at least 75% of the meetings of the Board and Board committees on which they served that occurred during their respective time of service on the Board in fiscal year 2024.

All of our directors who were directors at the time participated in the 2023 Annual Meeting of Shareholders, held virtually in November 2023. Our Board encourages all of its members to attend the Annual Meeting but understands there may be situations that prevent such attendance.

Director Continuing Education

Members of the Board are encouraged to participate in continuing education and enrichment classes and seminars. During fiscal year 2024, the following directors attended the following classes and seminars: (i) Mr. Burke attended PwC's Year End Audit Webcast and PwC's Annual Corporate Directors Exchange; (ii) Ms. Kiser attended the National Association of Corporate Directors ("NACD") ESG Continuous Learning Cohort and Brightview ESG trainings; and (iii) Mr. Phelan attended an Office of the Comptroller of the Currency Directors Conference and EY's Strategic Insights for Banking and Board Members seminar.

Board Self-Evaluation

Each year our Board undertakes a self-evaluation process to critically evaluate its performance and effectiveness. Additionally, each committee conducts a self-evaluation to monitor its performance and effectiveness. The process is coordinated by the Board Chairman and the chair of the Nominating & Governance Committee. In fiscal year 2024, the Board conducted the evaluation process with the assistance of Adtalem's Legal Department. Board and committee members are asked to provide commentary about a variety of topics, including the following: overall Board performance, including strategy, challenges, and opportunities; Board and committee meeting logistics and materials; Board and committee culture; and human capital and succession planning. The results of the evaluations were aggregated by Adtalem's Legal Department and discussed at the Board's Strategy Meeting in May 2024 and committee meetings in June 2024.

Board Composition Analysis

During fiscal year 2023, our Board conducted a Board Composition Analysis ("Analysis") in consultation with Russell Reynolds Associates ("RRA"), an international executive search and leadership advisory firm. The objectives of the Analysis included aligning the current and future skills and experiences represented on the Adtalem Board with the Company's evolving strategic objectives and enabling Adtalem to proactively plan for Board refreshment. The Analysis is intended to help the Board prioritize various backgrounds, skills, and experience for future recruiting. All of our directors, including Mr. Beard were interviewed for the Analysis.

As part of the Analysis, RRA benchmarked Adtalem against a seven-company peer group, the overall S&P 500, and two companies identified by RRA as governance leaders. Adtalem was benchmarked against this group on financial performance, Board demographics, committee structure, and board skills and competencies. The Analysis focused on the strategy-driven

director criteria which is intended to inform future director recruitment. It reflected core experiences and expertise that would be additive to the Adtalem Board based on Company strategy. The Analysis provided the Board with a recruiting priority roadmap.

KEY BOARD RESPONSIBILITIES

Strategic Oversight

The Board has an active role in our overall strategy. The Board actively reviews and provides guidance on Adtalem's long-term strategy and annual operating plan. In 2024, our Board held an inaugural two-day offsite strategy retreat to conduct a deep dive into Adtalem's strategic goals, a timeline to achieve these goals and execution plans. These sessions provide a dedicated forum for an open exchange of ideas and viewpoints on Adtalem's strategic direction and identifying new opportunities and risks as management executes upon the Company's strategy. Among the topics presented to and discussed by the Board were capital markets and market allocation, trends in educational technology, the regulatory environment, healthcare workforce challenges and implications for care delivery, CEO succession, and board effectiveness. Management reports its progress in executing on Adtalem's strategies and operating plan throughout the year. In addition, throughout the year, segment leadership will report to the Board regarding individual segment strategies and operating plans. The full Board has primary responsibility to review and provide oversight to management on our ESG strategy, supported by the work of our Audit and Finance, Compensation, External Relations, and Nominating & Governance Committees, each of whom provides oversight on various components of our ESG strategy. For example, our Audit and Finance Committee provides oversight of Adtalem's policies and procedures to identify, assess, monitor, manage, and control ESG risks. The Audit and Finance Committee also provides oversight of Adtalem's frameworks and standards for climate-related disclosures and reports. The Compensation Committee has responsibility for reviewing strategy and initiatives related to recruiting and retention to include ESG goals and milestones, if any.

Risk Oversight

Adtalem's full Board is responsible for assessing major risks facing Adtalem and overseeing management's plans and actions directed toward the mitigation and/or elimination of such risk. The Board has assigned specific elements of the oversight of risk management of Adtalem to committees of the Board, as summarized below. Each committee meets periodically with members of management and, in some cases, with outside advisors regarding the matters described below and, in turn, reports to the full Board at least after each regular meeting regarding any findings.

Managing current and emerging business risks, from regulatory and market risks to global risks, is an important component of our governance and oversight system. Management undertakes a regular review of a broad set of risks across Adtalem's business and operations to identify, assess, manage, and monitor existing and emerging threats and opportunities. Adtalem's Enterprise Risk Management ("ERM") team is responsible for leading our risk management program at the enterprise level. The ERM team places particular focus on key risks that have the potential for the highest impact to Adtalem and its operations, and the highest likelihood of risk occurrence based on Adtalem's preparedness and potential impact to Adtalem's strategy. As part of management's proactive risk identification and mitigation efforts, the ERM team has developed Risk Appetite Statements for each critical enterprise risk. These Risk Appetite Statements deepen our understanding of risks, enable effective action to mitigate risks, and strengthen our risk culture.

Board/Committee	Primary Areas of Risk Oversight
Full Board	• Reputation • Legal and regulatory risk and compliance and ethical business practices • Strategic planning • Major organizational actions • Education public policy
Academic Quality Committee	• Academic quality • Accreditation • Curriculum development and delivery • Student persistence • Student outcomes
Audit and Finance Committee	• Accounting and disclosure practices • Information technology • Cybersecurity • Financial controls • Risk management policies and procedures • Legal and regulatory risk and compliance, including compliance and ethics program • Related party transactions • Capital structure • Investments • Climate-related disclosures and reporting
Compensation Committee	• Compensation practices • Talent development • Retention • Management succession planning • CEO succession
External Relations Committee	• Accreditation • Higher education public policy • Compliance with laws and regulations applicable to Adtalem • Sustainability, environmental, corporate social responsibility, and public and community affairs
Nominating & Governance Committee	• Corporate and institutional governance structures and processes • Board composition and function • Board and Chairman of the Board succession

Succession Planning and Human Capital Management

The Board recognizes that one of its most important duties is to ensure continuity in Adtalem's senior leadership by overseeing the retention and development of executive talent and planning for the effective succession of our CEO and the executive leadership team. To ensure that the succession planning and leadership development process supports and enhances our long-term strategic objectives, the Board periodically consults with our CEO and Chief Human Resources Officer ("CHRO") on Adtalem's business goals, the skills and experience necessary to help Adtalem achieve those goals, our organizational needs, our leadership pipeline, the succession plans for critical leadership positions, and our talent development and leadership initiatives. Succession and development plans are regularly discussed with the CEO and CHRO as well as, without them present, in the executive session of the Board. The Board ensures that it has sufficient opportunity to meet with and assess development plans for potential CEO and senior management team successors to address identified gaps in skills and attributes. This occurs through a variety of means, including informal meetings, Board events, presentations to the Board and committees, and a comprehensive annual talent review.

Our Sustainability Commitment

SAFEGUARDING GLOBAL HEALTH AND THE ENVIRONMENT

We recognize that ESG practices and goals are important to our shareholders because our approach to these areas can provide insight into our corporate behavior, long-term performance, and sustainability. We aim to empower and enhance the communities

in which we teach, learn and work by operating sustainably, maintaining responsible governance standards, and supporting our global community.

As a leader in healthcare education, Adtalem recognizes that the well-being of people, animals, and the environment is closely tied to the way we care for our planet. We seek to instill this philosophy in our students, so they may be empowered throughout their career to act toward mitigating a range of global challenges. By expanding our students' collective understanding of this interconnectivity, we are nurturing change in communities where our students go on to practice and working to ease the effects climate change can have on public health across the globe.

As part of our OneHealth approach, we strive to act as effective stewards of our planet, doing our part to understand and reduce our organizational footprint while educating our students about the public health implications of climate change and other environmental degradation. Demonstrating our commitment to environmental stewardship, in 2020 we launched multiyear environmental goals through 2024 that encompass our approach to reducing our carbon footprint, embracing renewable energy, and enhancing waste management practices:

1. Achieve a ten percent (10%) reduction (when compared to our 2019 baseline levels) of controllable energy use and GHG emission levels across Adtalem's U.S. properties by 2024;
2. Aim to initiate an average of one renewable energy project per year at an owned location from 2021 through 2024; and
3. Implement an enhanced waste and recycling initiative across Adtalem's controllable waste portfolio by the end of 2024.

We are pleased to report our progress on all three of these environmental goals, with Goal 1 fully achieved through a total GHG emissions reduction of 40.4 percent compared to baseline.[3] We have also partially achieved Goals 2 and 3 through the operationalization of our solar array on the AUC campus and by completing a waste audit for our entire organization, as well as by implementing recycling at all locations where recycling is possible.

Over the last fiscal year, we have expanded our environmental reporting capabilities to include the full portfolio of locations that we operate from, both leased and owned locations, including our facilities in the Caribbean. This expanded scope allows us to continue working toward our mission of being proactive stewards of the communities and environments we live and work in, while ensuring we are being vigilant in our preparation to meet any regulatory requirements as an organization. Going forward, Adtalem intends to use the expanded fiscal year 2024 data on emissions, waste, energy usage and water usage as our new baseline for calculations and goal setting.

EMPOWERING INDIVIDUALS, IMPACTING GLOBAL COMMUNITIES

As a global, scaled, healthcare education enterprise, Adtalem is uniquely positioned to address deep inequalities and shortages in the healthcare system. We are dedicated to nurturing change by increasing access to education and supporting underrepresented students and communities, while working directly with healthcare systems to place qualified professionals in critically needed positions. We leverage cutting-edge technology, forge strong partnerships that deliver outcomes for students and employer partners, foster inclusive work and educational environments, and provide financial support to aid students and nonprofits, all while maintaining our steadfast focus on improving communities and healthcare systems.

The American College of Healthcare Executives' annual survey highlights workforce challenges, including labor shortages, as the top concern for hospitals for the second consecutive year. Adtalem plays a pivotal role in addressing these shortages by preparing highly qualified, diverse students who are ready to enter the U.S. healthcare system upon graduation. Our commitment to alleviating these critical shortages, particularly in underserved communities, has never been more relevant.

Promoting diversity, equity, and inclusion is deeply embedded in our mission and vision. We are proud to stand for equality and social justice at the enterprise level and across our family of institutions, and we remain committed to cultivating a skilled and diverse community of learners who are the culturally aware professionals our communities need. In fiscal year 2024, 83% of the total student population in our five institutions identified as female and 55% identified as people of color.

The initiatives described above along with a detailed discussion of our sustainability program and its core pillars –Empowering Individuals, Impacting Global Communities; Safeguarding Global Health and the Environment; and Operating with Purpose and Responsibility - can be found in Adtalem's most recent Sustainability Report: adtalem.com/sustainability.

Our Approach to Cybersecurity and Data Privacy

Our responsibilities as an enterprise include safeguarding sensitive information about our students, employees, institutions, and operations. Our Cyber Risk Management Framework is designed to strengthen our systems against potential risks or outside threats to foster the trust of our internal and external collaborators and partners.

We modeled our proprietary Enterprise Information Security Framework Policy and Information Governance and Security Procedures on the National Institute of Standards and Technology's (NIST) 800-53 Framework. We manage information security in key areas such as cybersecurity, data privacy and information technology (IT) with functional teams that focus on their areas of expertise and collaborate on cross-disciplinary projects.

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[3] Total emissions percent change compared to baseline (FY2019) only evaluates direct paid utilities in the calculation. Going forward, Adtalem will be using FY2024 data as the new baseline for calculations due to our expanded data set.

We benchmark across verticals and perform internal and external reviews as part of our ongoing commitment to continuous improvement. Our IT environment and cybersecurity-related controls are reviewed by our internal audit function and external third parties. We obtain third-party assessments, including cyber risk reviews and penetration testing, to evaluate our cybersecurity program independently. In 2024, a third-party evaluated Adtalem's internet presence and rated our organization at low-risk of compromise. We have not experienced a significant information security breach in the past five years.

The Audit and Finance Committee receives quarterly updates from our Chief Information Security Officer, who reports directly to our Chief Financial Officer. Committee oversight includes the responsibility to ensure we have established and documented cybersecurity processes that are maintained and periodically evaluated. Our formal Cybersecurity, Privacy and IT Risk Committee meets regularly to ensure rigorous evaluation of existing and emerging risks in the environment. The committee is integrated with the Enterprise Risk Committee, ensuring cyberrisks are captured, assessed and reported at the corporate level.

With the increasing use of artificial intelligence ("AI") technology across our institutions, as well as potential threats posed by AI, in fiscal year 2024, we reviewed all corporate policies and developed a new AI Governance Policy on the use of AI technology.

Adtalem takes seriously the responsibility to protect sensitive information. Adtalem's cybersecurity program and data privacy programs, includes oversight of the use of AI, including educating our entire workforce on appropriate use through formal training programs, testing and email reinforcement. The AI Governance Policy provides an overarching corporate framework for secure strategies to integrate AI technology and machine learning into the student experience. This approach provides flexibility and security while also ensuring consistent standards across all institutions.

Outreach and Engagement

We value the opinions of our shareholders and believe regular, proactive communications with our shareholders to be in the long-term best interests of Adtalem. Our investor communications and outreach include direct one-on-one engagements, investor day meetings, investor conferences, and quarterly conference calls. Our investor events are open to the public and are available live and as archived webcasts on our investor relations website. Additionally, we reach out at least annually to our largest shareholders to invite feedback. We reached out to shareholders representing more than 80 percent of shares owned. We hold individual calls with shareholders who accept our invitation to allow for open, meaningful discussions. As part of our shareholder outreach, we meet with our shareholders to discuss regular business updates, strategic outlook, compensation matters, and global impact. We share material feedback received from our shareholders with our Board.

COMMUNICATIONS WITH DIRECTORS

Shareholders and other interested parties wishing to communicate with the Board, our Chairman, or any member or committee of the Board are encouraged to send any communication to our General Counsel and Corporate Secretary, Adtalem Global Education Inc., 500 West Monroe Street, Suite 1300, Chicago, IL 60661 and should prominently indicate on the outside of the envelope that it is intended for the Board, our Chairman, the independent directors as a group, or a committee or an individual member of the Board. Any such communication must be in writing, must set forth the name and address of the shareholder (and the name and address of the beneficial owner, if different), and must state the form of stock ownership and the number of shares beneficially owned by the shareholder making the communication. Adtalem's General Counsel and Corporate Secretary will compile and promptly forward all communications to the Board except for spam, junk mail, mass mailings, resumes, or other forms of job inquiries, surveys, business solicitations, or advertisements.

Communicating Accounting Complaints

Shareholders, Adtalem employees, and other interested persons are encouraged to communicate or report any complaint or concern regarding financial statement disclosures, accounting, internal accounting controls, auditing matters, or violations of Adtalem's Code of Conduct and Ethics (collectively, "Accounting Complaints") to the General Counsel and Corporate Secretary of Adtalem at the following address:

General Counsel and Corporate Secretary
Adtalem Global Education Inc.
500 West Monroe Street, Suite 1300
Chicago, IL 60661

Accounting Complaints also may be submitted in a sealed envelope addressed to the Chair of the Audit and Finance Committee, in care of the General Counsel and Corporate Secretary, at the address indicated above, and labeled with a legend such as: "To Be Opened Only by a Member of the Audit and Finance Committee." Any person making such a submission who would like to discuss an Accounting Complaint with the Audit and Finance Committee should indicate this in the submission and should include a telephone number at which he or she may be contacted if the Audit and Finance Committee deems it appropriate.

Adtalem employees and students may also report Accounting Complaints using any of the reporting procedures specified in Adtalem's Code of Conduct and Ethics. All reports by employees and students shall be treated confidentially to the extent possible and may be made anonymously. Adtalem will not discharge, demote, suspend, threaten, harass, or in any manner discriminate against any employee in the terms and conditions of his or her employment based upon any lawful actions taken by such employee with respect to the good faith submission of Accounting Complaints.

BOARD PRACTICES AND POLICIES

Certain Relationships and Related Person Transactions

It is Adtalem's policy that the Audit and Finance Committee review, approve, or ratify all transactions in which Adtalem participates and in which any related person has a direct or indirect material interest and the transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Our legal staff is primarily responsible for gathering information from the directors and executive officers, including annual questionnaires completed by all our directors, director nominees, and executive officers. The Audit and Finance Committee reviews the relevant facts and circumstances of all related party transactions, including whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction. No member of the Audit and Finance Committee may participate in any approval of a related party transaction to which he or she is a related party. Various Adtalem policies and procedures, including the Code of Conduct and Ethics, which applies to Adtalem's directors, officers, and all other employees, and annual questionnaires completed by all Adtalem directors, director nominees, and executive officers, require disclosure of related person transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules.

There were no transactions in fiscal year 2024 that required either approval under our policies and procedures or disclosure as required by the rules and regulations of the SEC.

Governance Principles/Code of Conduct and Ethics

Our Board has adopted Governance Principles that set forth expectations for directors, director qualifications, director retirement, director independence standards, board committee structure, and functions and other policies for Adtalem's governance. We have adopted a Code of Conduct and Ethics applicable to all employees including directors, officers, and full- and part-time employees and faculty of Adtalem Global Education Inc. and its subsidiaries. These documents are available on Adtalem's website at https://www.adtalem.com/about-us/organizational-governance. Any amendments or waivers of the Code of Conduct and Ethics will be disclosed at these website addresses.

We encourage individuals to speak up with questions, concerns, or potential violations of our Code of Conduct and Ethics, and we have a 24-hour reporting hotline administered through a third-party to offer anonymity to anyone reporting such issues. Information about our whistleblower policy and practices are included in the Code of Conduct and Ethics. All reports, which are reviewed by the Audit and Finance Committee each quarter, are investigated promptly, thoroughly and fairly, and appropriate action is taken whenever necessary.

Compensation Committee Independence and Insider Participation

During fiscal year 2024, Michael W. Malafronte, William W. Burke, Liam Krehbiel, Sharon O'Keefe, and Kenneth J. Phelan served on the Compensation Committee. None of those members of the Compensation Committee was an officer or employee of Adtalem, or a former officer of Adtalem, nor did any of them have any relationship requiring disclosure by Adtalem as a related person transaction under Item 404 of Regulation S-K. During fiscal year 2024, none of the Company's executive officers served on the board of directors or a compensation committee of any other entity, any officers of which served on Adtalem's Board or our Compensation Committee.

DIRECTOR COMPENSATION

The competitiveness of the director compensation program is reviewed annually by the Compensation Committee with the assistance and input of Meridian Compensation Partners ("Meridian"), the Compensation Committee's independent compensation consultant. Meridian's last review in 2023 resulted in revisions to director compensation during the second half of 2023. No changes were made to the director compensation program in fiscal year 2024. Each non-employee director annually receives RSUs with an approximate value of $140,000. The RSUs are granted immediately following the Annual Meeting of Shareholders. Each RSU represents the right to receive one share of Common Stock following the satisfaction of the vesting period, which is the one-year anniversary of the grant date. In addition to the RSUs, in fiscal year 2024, non-employee directors received an annual retainer of $85,000, paid quarterly. The Chair of the Audit and Finance Committee received an additional annual retainer of $25,000, the Chair of the Compensation Committee received an additional annual retainer of $17,500, and the chairs of each of the other committees received an additional annual retainer of $12,500 for their roles as committee chairs. The Chairman of the Board is entitled to an additional annual retainer of $120,000 for his service. Directors were reimbursed for any reasonable and appropriate expenditures attendant to Board membership.

Under the Adtalem Nonqualified Deferred Compensation Plan, a director may elect to defer all or a portion of the cash retainer. Any amount so deferred is, at the director's election, valued as if invested in various investment choices made available by the Compensation Committee for this purpose, and is payable in cash installments, or as a lump-sum on or after termination of service as a director, or at a later date specified by the director. No non-employee directors deferred any portion of their compensation in fiscal year 2024.

This table discloses all non-employee director compensation provided in fiscal year 2024 to the directors of Adtalem for their service as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
William W. Burke	110,000	139,960	249,960
Charles DeShazer[2]	63,750	—	63,750
Mayur Gupta	85,000	139,960	224,960
Donna J. Hrinak	97,500	139,960	237,460
Georgette Kiser	97,500	139,960	237,460
Liam Krehbiel	85,000	139,960	224,960
Michael W. Malafronte	166,875	139,960	306,835
Sharon L. O'Keefe	97,500	139,960	237,460
Kenneth J. Phelan	89,375	139,960	229,335
Betty Vandenbosch[3]	54,876	—	54,876
Lisa W. Wardell[4]	133,000	139,960	272,960

[1] The amounts reported in the Stock Awards column represent the grant date fair value of 2,530 RSUs granted on November 8, 2023 to each of the directors named above, computed in accordance with FASB ASC Topic 718. The assumptions made in determining the valuations of these awards can be found at Note 18: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2024. The number of RSUs granted to each of the directors named above was determined by dividing $140,000 by $55.32, which represents the fair market value of a share of Common Stock on the November 8, 2023 award date and rounding to the nearest 10 shares.

[2] Dr. DeShazer served as a member of the Board until November 8, 2023 but did not stand for re-election at the 2023 Annual Meeting of Shareholders.

[3] Dr. Vandenbosch was appointed to the Board effective January 8, 2024.

[4] Ms. Wardell's fees include $24,000 for her service on the Chamberlain University Board of Trustees and $24,000 for her service on the Walden University Board of Managers.

Ratify Selection of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm

Subject to shareholder ratification, the Audit and Finance Committee of the Board has reappointed PricewaterhouseCoopers LLP ("PwC"), as independent registered public accounting firm for Adtalem and its subsidiaries for fiscal year 2025. The Board recommends to the shareholders that the selection of PwC as independent registered public accounting firm for Adtalem and its subsidiaries be ratified. If the shareholders do not ratify the selection of PwC, the selection of independent registered public accounting firm will be reconsidered by the Audit and Finance Committee. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions from shareholders.

APPROVAL BY SHAREHOLDERS

Proposal No. 2 to ratify the selection of PwC as independent registered public accounting firm for Adtalem for fiscal year 2025 will require the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Abstentions will be treated as a vote AGAINST the proposal, while broker non-votes, if any, will not be counted as votes represented and entitled to vote and, therefore, will have no effect on the result of the vote for this proposal. See VOTING INFORMATION – Effect of Not Casting Your Vote. If you sign and return your proxy card, but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted **FOR** ratification of the selection of PwC as independent registered public accounting firm for Adtalem for fiscal year 2025.

If the appointment of PwC as our independent registered public accounting firm for fiscal year 2025 is not ratified by our shareholders, the adverse vote will be considered a direction to the Audit and Finance Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors after the beginning of the current year, the 2025 appointment will stand unless the Audit and Finance Committee finds other good reason to make a change.

 The Board of Directors recommends a vote **FOR** the ratification of the appointment of PwC as Adtalem's independent registered public accounting firm for fiscal year 2025.

SELECTION AND ENGAGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee, at each of its regularly scheduled meetings, and on an interim basis as required, reviews all engagements of PwC for audit and all other services. Prior to the Audit and Finance Committee's consideration for approval, management provides the Audit and Finance Committee with a description of the reason for and nature of the services to be provided along with an estimate of the time required and approximate cost. Following such review, each proposed service is approved, modified, or denied as appropriate. A record of all such approvals is maintained in the files of the Audit and Finance Committee for future reference. All services provided by PwC during the past two years were approved by the Audit and Finance Committee prior to their undertaking.

PRE-APPROVAL POLICIES

The Audit and Finance Committee has adopted a policy for approving all permitted audit, audit-related, tax, and non-audit services to be provided by PwC in advance of the commencement of such services, except for those considered to be de minimis by law for non-audit services. Information regarding services performed by the independent registered public accounting firm under this de minimis exception is presented to the Audit and Finance Committee for information purposes at each of its meetings. There is no blanket pre-approval provision within this policy. For fiscal years 2023 and 2024, none of the services provided by PwC were provided pursuant to the de minimis exception to the pre-approval requirements contained in the applicable rules of the SEC. Audit and Finance Committee consideration and approval generally occurs at a regularly scheduled Audit and Finance Committee meeting. For projects that require an expedited decision because the independent registered public accounting firm should begin prior to the next regularly scheduled meeting, requests for approval may be circulated to the Audit and Finance Committee by e-mail, telephonically, or by other means for its consideration and approval. When deemed necessary, the Audit and Finance Committee has delegated pre-approval authority to its Chair. Any engagement of the independent registered public accounting firm under this delegation will be presented for informational purposes to the full Audit and Finance Committee at their next meeting.

AUDIT FEES AND OTHER FEES

During the 2024 and 2023 fiscal years, Adtalem was billed by PwC for audit and other professional services, respectively, in the following amounts:

Fees	Fiscal Year 2024	Fiscal Year 2023
Audit Fees	$ 4,260,500	$ 3,870,000
Audit-Related Fees	$ —	$ —
Tax Fees	$ 847,493	$ 733,000
All Other Fees	$ 2,000	$ 900
Total	$ 5,109,993	$ 4,603,900

AUDIT FEES — Includes all services performed to comply with generally accepted accounting principles in conjunction with the annual audit of Adtalem's financial statements and the audit of internal controls over financial reporting. In addition, this category includes fees for services in connection with Adtalem's statutory and regulatory filings, consents, and review of filings with the SEC such as the annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Also included are services rendered in connection with the required annual audits of Adtalem's compliance with the rules and procedures promulgated for the administration of federal and state student financial aid programs.

AUDIT-RELATED FEES — None.

TAX FEES — Includes all services related to tax compliance, tax planning, tax advice, assistance with tax audits, and responding to requests from Adtalem's tax department regarding technical interpretations, applicable laws and regulations, and tax accounting. Adtalem's Audit and Finance Committee has considered the nature of these services and concluded that these services may be provided by the independent registered public accounting firm without impairing its independence.

ALL OTHER FEES — Includes subscriptions for PwC's disclosure checklist.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee has:

- Reviewed and discussed the 2024 audited financial statements with management;

- Met with PwC, Adtalem's independent registered public accounting firm, and discussed the matters required to be discussed by the PCAOB and the SEC; and

- Received the written disclosures and the letter from PwC required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit and Finance Committee concerning independence, and

- Discussed with PwC its independence.

In reliance upon the Audit and Finance Committee's reviews and discussions with both management and PwC, management's representations and the report of PwC on Adtalem's audited financial statements, the Audit and Finance Committee recommended to the Board that the audited financial statements for the fiscal year ended June 30, 2024 be included in Adtalem's Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the SEC.

While the Audit and Finance Committee has the responsibilities set forth in its charter (including to monitor and oversee the audit processes), the Audit and Finance Committee does not have the duty to plan or conduct audits or to determine that Adtalem's financial statements are complete, accurate or in accordance with generally accepted accounting principles. Adtalem's management and independent auditor have this responsibility.

This report has been furnished by the members of the Audit and Finance Committee.

William W. Burke, Chair
Donna J. Hrinak
Kenneth J. Phelan

The Audit and Finance Committee Report set forth above does not constitute soliciting materials and should not be deemed incorporated by reference into any other Adtalem filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent that Adtalem specifically incorporates this Audit and Finance Committee Report by reference.

PROPOSAL NO. 3

Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

COMPENSATION DISCUSSION & ANALYSIS

The following pages summarize our executive compensation program for our NEOs. Our 2024 NEOs are:



Stephen W. Beard

President and Chief Executive Officer



Robert J. Phelan

Senior Vice President, Chief Financial Officer



Douglas G. Beck

Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services



Michael Betz

President, Walden University



Maurice Herrera

Senior Vice President, Chief Marketing Officer

Executive Summary

FY24 was a transformational year for Adtalem. We achieved results above our FY24 plan goals, in many cases at record levels in our history and better than our peer group performance. Our achievements in FY24 included the following:

- Revenue up 9.2%
- Adjusted earnings per share up 19.0%
- $288 million of net cash provided by operating activities from continuing operations
- Repurchased $261 million of total shares outstanding
- Enrollment inquiries up by double digits
- Total enrollment of more than 83,000 students, up 10% year-over-year for the fourth quarter
- Enrollment up 10.4% for Chamberlain University, with six straight quarters of total enrollment growth
- Enrollment up 11.3% for Walden University, with four straight quarters of total enrollment growth
- Three straight periods of sequentially improved year-over-year total enrollment for our Medical/Veterinary segment
- Student persistence improvements year-over-year at four of our five educational institutions
- 98% first time residency attainment rates for our two medical schools[4]
- Reduction of $91 million in outstanding letters of credit to U.S. Department of Education
- Share price increase of 98%
- Total Shareholder Return exceeded that of our peer group

Adtalem's Compensation Committee set ambitious FY24 performance objectives to incentivize management to achieve these outstanding results. The compensation paid to management in FY24 recognizes this outstanding performance, as well as our commitment to excellence for our students, colleagues, the institutions and the communities they serve, as well as our shareholders. These achievements reflect our commitment to strengthening our market leading position in healthcare education and our ambition to be a systemically important partner to the U.S. healthcare system for many years to come.

FY24 RESULTS IN DETAIL

Adtalem's achievements in FY24 go beyond the facts detailed above.

[4] First-time residency attainment rate is the percent of students attaining a 2024-25 residency position out of all graduates or expected graduates in 2023-24 who were active applicants in the 2024 National Resident Matching Program ("NRMP") match or who attained a residency position outside the NRMP match.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

Academic

In 2024, we graduated over 30,000 students, approximately 90 percent with degrees in healthcare related professions, joining our community of approximately 350,000 alumni. Of our graduates, approximately 50 percent were minorities, with a significant portion being working adults or first-generation college graduates. Combined, American University of the Caribbean School of Medicine and Ross University School of Medicine students and graduates had a 98 percent first-time residency attainment rate.[5] We placed over 800 future clinicians at over 350 health facilities, spanning 44 U.S. states and territories and in 27 specialties. Ross University School of Veterinary Medicine ("RUSVM") graduated over 400 Doctors of Veterinary Medicine in 2024 and ranked 3rd among institutions whose graduates matched into selective internships and residencies. In the most recently reported academic year, 2022, RUSVM accounted for approximately 9 percent of all Doctor of Veterinary Medicine graduates.

Operational

Operational excellence is the primary focus of our Growth with Purpose strategy and was preceded by the successful integration of our five institutions, which has created a more efficient operating model with durable synergies. This new, more efficient foundation has unlocked our ability to sustainably accelerate the performance of our institutions as Adtalem expands access to our in-demand healthcare programs to tens of thousands of diverse students who might not otherwise have had an opportunity to fulfill their professional ambitions. Our integrated operating model has achieved real operating leverage through efficiencies and economies of scale, affording us the ability to sustainably increase our student facing investments in FY24 while meeting our goal to keep our high adjusted EBITDA operating margin flat year-over-year.

Chamberlain experienced its sixth straight quarter of total enrollment growth, up 10.4 percent year over year, and expanded its national scale, surpassing its highest ever previous total enrollment during FY24. Walden had a fourth straight quarter of total enrollment growth, up 11.3 percent year over year. The Medical/Veterinary segment had its third straight enrollment period of sequentially improved year-over-year total enrollment trends. Total enrollment growth has been underpinned by our ability to significantly increase both new enrollments and expand our high persistence rates among existing students.

Investments in innovative and modern brand campaigns are resonating with prospective students. Inquiries to our institutions were up double digits for FY24, while our data-driven marketing philosophy drove down the cost per inquiry by more than 10 percent, building a strong foundation for new enrollment growth for many years to come.

Our Center of Excellence teams continue to focus on our student experience, implementing ground-breaking initiatives in all aspects of the student journey from the initial enrollment process to adaptive learning technologies to help better prepare our students for positive academic outcomes. We broadened our inclusive access mission by organically expanding the reach of in-demand programs, securing additional state approvals, and meeting our students where they are on their journey.

Financial

Revenue for FY24 was $1,584.7 million, up 9.2 percent year over year. Operating income was $217.1 million, compared with $168.2 million in the prior year. For the full year, we grew adjusted EBITDA margin by 10 basis points year-over-year to 23.8% and reported adjusted earnings per share of $5.01, up 19.0 percent from FY24's $4.21. See Appendix A for a reconciliation to reported GAAP results. In FY24, Adtalem also bolstered its financial strength, generating $288 million of net cash provided by operating activities from continuing operations, up $94 million versus the prior year. We executed against our capital allocation philosophy by reinvesting $49 million through capital expenditures. Adtalem repurchased $261 million of shares in FY24 and repaid $50 million of its outstanding Term Loan B balance. We repriced the remaining $253 million Term Loan B balance reducing its interest rate by 50 basis points.

During FY24, Adtalem continued to strengthen its relationship with the Department of Education ("ED"). ED allowed reductions in Adtalem's letters of credit totaling $90.8 million, resulting in a current balance of $227 million at the end of FY24.

We are mission-driven and purpose led. And we committed to expanding our reach and impact for many years to come.

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[5] First-time residency attainment rate is the percent of students attaining a 2024-25 residency position out of all graduates or expected graduates in 2023-24 who were active applicants in the 2024 National Resident Matching Program ("NRMP") match or who attained a residency position outside the NRMP match.

COMPENSATION OBJECTIVES

Adtalem's executive compensation program is designed to reward leaders for delivering strong financial results and building shareholder value. We firmly believe that academic quality and a strong student-centric focus lead to growth and, therefore, we have incorporated performance objectives into our executive compensation program to recognize leadership for their roles in improving student academic performance and outcomes.

This executive compensation program structure enables us to provide a competitive total compensation package while aligning our leaders' interests with those of our shareholders and other stakeholders. The following chart highlights key objectives behind the development, review, and approval of our NEOs' compensation.

Our executive compensation program is designed to:

ALIGN INCENTIVES	COMPETE FOR TALENT	REWARD PERFORMANCE
Our purpose is to empower students to achieve their goals, find success and make inspiring contributions to our global community. Success in realizing our purpose drives growth, which leads to the creation of sustainable, long-term value for our shareholders. Our compensation program is distinguished by its alignment not only with our shareholders, but also with our students, whose success is critical to our organization's success.	Our compensation program is designed to attract, retain, and motivate high-performing employees, particularly our key executives who are critical to our operations. Our compensation decisions take into account the competitive landscape for talent.	Our compensation program is designed to drive and reward outstanding performance through: • A short-term incentive program focusing our executives on achieving strong financial results and superior academic and student outcomes, through individual performance objectives, and • A long-term incentive program providing a mix of equity vehicles designed to reward long-term financial performance and shareholder value creation. • For fiscal year 2024, a special supplemental incentive program to drive achievement of and appropriately support our multi-year transformational strategy.

Our executive compensation program aligns the attainment of our impactful business transformation and growth objectives with commensurate rewards based on results achieved over both short- and long-term performance periods. The Compensation Committee believes this approach appropriately focuses executives on achieving our strategic priorities and executing our multi-year transformation and provides appropriate upside and downside potential based on actual performance and results achieved over time.

Our program, particularly how we measure performance through both annual incentives and our long-term performance share plan, employs measures that support our fundamental shift in strategic focus for management and our organization at large.

CONTINUED SHAREHOLDER OUTREACH

Adtalem employs a proactive investor relations approach, involving management and the Board, with ongoing outreach and interactive dialogue with investors to seek input on topics including corporate governance, executive compensation, diversity, equity and inclusion, global impact and strategy. Our goal is to provide transparency to ensure there is a clear understanding of our business and our operating and financial performance – as set forth in our public filings, through one-on-one discussions, non-deal road shows, and investor conferences.

Our ongoing commitment to shareholder outreach included proactive outreach to our top shareholders in fiscal year 2024. Those shareholders that provided feedback responded favorably, and did not express any concerns. Shareholders reiterated their support for our strategic transformation actions and Growth with Purpose organic growth strategy.

Adtalem and the Board will continue to engage our shareholder base to understand and attempt to respond to shareholder concerns.

PAY-FOR-PERFORMANCE FOCUS

We use both short- and long-term incentives to reward NEOs for delivering strong business results, increasing shareholder value, and improving student outcomes. With our pay-for-performance philosophy, an executive can earn in excess of target levels when performance exceeds established objectives; and, if performance falls below established objectives, our incentive plans pay below target levels, which in some cases could be nothing at all.

MR. BEARD'S 2024 TARGET COMPENSATION MIX   **OTHER NEO 2024 TARGET COMPENSATION MIX**[(1)(2)]



[(1)]   Excludes perquisites.

[(2)]   Illustration represents fiscal year 2024 target compensation mix for Mr. Beard and the other NEOs.

Program Design:

- The actual value realized from the annual MIP award can range from zero, if threshold performance targets are not met, to up to 250% of targeted amounts for exceptional organizational and individual performance.

- Our regular long-term incentive program consists of equity-based awards whose value ultimately depends on our stock price performance. Beginning with fiscal year 2023, the Compensation Committee determined that it would no longer grant stock options. The elimination of stock options was intended to simplify the long-term incentive program and to shift more of the equity mix to performance-based equity awards. As a result, a significant portion of the equity-based awards granted under the annual long-term incentive program (60% of the executive officers' annual awards) is granted in the form of PSUs, the number of which earned is based on achievement of three-year financial performance goals. For the PSUs granted in fiscal year 2024, the Committee approved the use of revenue growth and adjusted EBITDA margin as the financial performance measures as these financial performance metrics for the PSUs better align the long-term incentive program with Adtalem's long-term growth strategy. If the minimum levels of performance are not met, no PSUs are earned; if the minimum levels of performance are met, payout can range from 50% to 200% of the target number of PSUs.

Performance Assessment: Our Compensation Committee uses a comprehensive, well-defined, and rigorous process to assess organizational and individual performance. We believe the performance measures for our incentive plans focus management on the appropriate objectives for the creation of short- and long-term shareholder value as well as academic quality and organizational growth.

2024 COMPENSATION DECISIONS AND ACTIONS

Key Fiscal Year 2024 Compensation Decisions

BASE SALARY Page 44

Adtalem is committed to offering market competitive compensation to our key executives, including competitive base salaries. In fiscal year 2024, the Board and/or the Compensation Committee approved merit increases in base salaries of 8.9% for Mr. Beard and 2% for each of our other NEOs as part of our normal compensation review process which takes into account market competitiveness and individual performance. The base salary of Mr. Beard was increased from $918,000 to $1,000,000, the base salary of Mr. Phelan was increased from $489,600 to $499,392, the base salary of Mr. Beck was increased from $525,300 to $535,806, the base salary of Mr. Betz was increased from $540,000 to $550,800, and the base salary of Mr. Herrera was increased from $443,700 to $452,574.

ANNUAL INCENTIVES Page 45

For Mr. Beard, Mr. Phelan, and Mr. Beck, the fiscal year 2024 MIP award was based on financial performance at Adtalem (45% based on Adtalem revenue and 55% based on Adtalem adjusted earnings per share). For Mr. Betz, as the President of Walden University, the fiscal year 2024 MIP award was based on financial performance at Walden University (60% based on Walden University revenue and 40% based on Walden University adjusted operating income). For Mr. Herrera, as the Chief Marketing Officer, the fiscal year 2024 MIP award was based on the financial performance at Adtalem (60% on Adtalem revenue and 40% based on adjusted operating income for all institutions prior to corporate overhead expense allocations). The resulting MIP award for Mr. Beard and the other NEOs, as determined based on the respective financial performance, was then adjusted for individual performance by an individual performance modifier which can range from 0% to 125%.

Awards under the fiscal year 2024 MIP for financial performance as a percentage of MIP target were earned at 171% of the MIP target for Mr. Beard, 171% for Mr. Phelan, 171% for Mr. Beck, 200% for Mr. Betz, and 131% for Mr. Herrera. The MIP awards as determined based on financial performance for Mr. Beard and the other NEOs were then each adjusted by an individual performance modifier to reflect individual performance. The individual performance modifiers were 125% for Mr. Beard, 95% for Mr. Phelan, 110% for Mr. Beck, 120% for Mr. Betz, and 95% for Mr. Herrera. The resulting MIP awards were earned at 213% of the MIP target for Mr. Beard, 162% for Mr. Phelan, 188% for Mr. Beck, 240% for Mr. Betz, and 124% for Mr. Herrera.

LONG-TERM INCENTIVES Page 50

In fiscal year 2024, Mr. Beard and the other NEOs received annual long-term incentive awards consisting of performance-vesting PSUs and service-vesting RSUs. In addition, in connection with Adtalem's multi-year transformational strategy ("Growth with Purpose"), the Compensation Committee approved a supplemental incentive program, the Growth with Purpose Incentive Program, early in fiscal year 2024, under which NEOs were granted additional performance-vesting PSUs.

In addition to the PSUs granted in fiscal year 2024, PSUs granted to NEOs[1] in November 2021 for the fiscal year 2022 through fiscal year 2024 three-year performance period vested in August 2024 based on the achievement of Return on Invested Capital (ROIC) and Free Cash Flow (FCF) per share targets that were assessed over the three-year performance period. Based on our financial performance for the three-year performance period, the ROIC and FCF per share PSUs vested with an overall payout of 55.0% and 71.2% of target, respectively.

[1] *Excluding Mr. Beard who did not receive a grant of PSUs for the fiscal year 2022 through fiscal year 2024 performance period and Mr. Betz and Mr. Herrera, who were not employed by Adtalem at the time of grant. Mr. Beard was appointed CEO in September 2021 and in lieu of a grant of PSUs for the fiscal year 2022 through fiscal year 2024 performance period, Mr. Beard received a separate long-term incentive award consisting of stock options, RSUs and PSUs in connection with his appointment.*

Factors Guiding our Decisions

- Executive compensation program objectives, philosophy, and principles;
- Financial, academic and operational performance of Adtalem and its individual institutions;
- Shareholder input, including say-on-pay vote;
- Adtalem's mission, vision, purpose, and "TEACH" values;
- The competitive landscape, trends, and best pay practices; and
- Advice of our independent outside compensation consultant.

EXECUTIVE COMPENSATION GOVERNANCE AND PRACTICES

WHAT WE DO

- ✓ Pay for financial and academic performance
- ✓ Solicit and value shareholder opinions about our compensation practices
- ✓ Deliver total direct compensation primarily through variable pay
- ✓ Set challenging short- and long-term incentive award goals
- ✓ Provide strong oversight that ensures adherence to incentive grant regulations
- ✓ Maintain robust stock ownership requirements
- ✓ Adhere to an incentive compensation recoupment (clawback) policy
- ✓ Offer market-competitive benefits
- ✓ Consult with an independent advisor on executive pay practices, plan designs, and competitive pay levels

WHAT WE DON'T DO

- ✕ Provide guaranteed salary increases
- ✕ Provide tax gross-ups on severance or other payments in connection with a change in control
- ✕ Provide single-trigger change-in-control severance
- ✕ Re-price stock options or exchange underwater options for other awards or cash, without shareholder approval
- ✕ Pay dividends on unvested performance-based awards
- ✕ Provide excessive perquisites
- ✕ Offer a defined benefit pension or supplemental executive retirement plan
- ✕ Permit hedging or pledging of Adtalem Common Stock
- ✕ Reward executives without a link to performance

Executive Compensation

PRINCIPLES OF EXECUTIVE COMPENSATION

The Compensation Committee uses the following Principles of Executive Compensation to assess Adtalem's executive compensation program and to provide guidance to management on the Compensation Committee's expectations for the overall executive compensation structure:

Principle	Purpose
Stewardship/Sustainability	• Reinforce Adtalem's purpose and long-term vision • Motivate and reward sustained long-term growth in shareholder value • Uphold long-term interests of all stakeholders (including students, employees, employers, shareholders, and taxpayers) • Focus on sustaining and enhancing the quality and outcomes of education programs • Promote continued differentiation and expansion of Adtalem's programs
Accountability	• Ensure financial interests and rewards are tied to executive's area of impact and responsibility (division, geography, and function) • Require timing of performance periods to match timing of employee's impact and responsibility (short-, medium-, and long-term) • Emphasize quality, service, and academic and career results • Articulate well defined metrics, goals, ranges, limits, and results • Motivate and reward achievement of strategic goals, with appropriate consequences for failure • Comply with legislation and regulations
Alignment	• Promote commonality of interest with all stakeholders (including students, employees, employers, shareholders, and taxpayers) • Reflect and reinforce Adtalem's values and culture • Promote commonality of interests across business units, geography, and up, down and across the chain of command • Provide a balance between short- and long-term performance
Engagement	• Attract and retain high quality talent and provide for organizational succession • Provide market competitive total compensation and benefits packages at all levels • Promote consistent employee development at all levels • Motivate urgency, creativity, and dedication to Adtalem's purpose • Clearly communicate the link between pay and performance
Transparency	• Clearly communicate compensation structure, rationale, and outcomes to all employees and shareholders • Provide a simple and understandable structure that is easy for internal and external parties to understand • Maintain a reasonable and logical relationship between pay at different levels • Base plan on systematic goals that are objective and clear, with appropriate level of discretion

2024 EXECUTIVE COMPENSATION FRAMEWORK

Adtalem's fiscal year 2024 incentive compensation program for executives was designed to link compensation and performance with the full spectrum of our business goals, some of which are short-term, while others take several years or more to achieve:

2024 COMPENSATION SNAPSHOT

		Objective	Time Horizon	Performance Measures	Additional Explanation
Salary (cash)	**Base Salary**	Reflect experience, market competition and scope of responsibilities	Reviewed Annually	• Assessment of performance in prior year.	• Represents, 9% and 29% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively.
Annual Incentive (cash)	**Management Incentive Plan ("MIP")**	Reward achievement of short-term operational business priorities	1 year	• Revenue* • Adjusted earnings per share* • Individual performance modifier	• Represents, 25% to 35% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively.
Long-Term Incentive (equity)	**RSUs**	Align interests of management and shareholders, and retain key talent	3 year ratable vest	• Stock price growth	• Represents 40% of NEO regular annual LTI granted in FY24.**
	Revenue Growth PSUs	Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent	3 year cliff vest	• Revenue Growth	• Represents 30% of NEO regular annual LTI granted in FY24.**
	EBITDA Margin PSUs			• EBITDA Margin	• Represents 30% of NEO regular annual LTI granted in FY24.**

* The MIP payout for executive leadership of the institutions is based on revenue and adjusted operating income at such executive's institution(s).

** The total regular annual long-term incentive award consisting of both RSUs and PSUs represents 66% of target Total Direct Compensation for Mr. Beard and 36% of target Total Direct Compensation for other NEOs (on average), respectively.

ANALYSIS OF 2024 EXECUTIVE COMPENSATION

Annual Base Salary Review

Annual base salaries for NEOs are intended to reflect the scope of their responsibilities, the experience they bring to their roles, and current market compensation for similar roles of other executives of companies that are peers of Adtalem. Once established, and under normal business conditions, base salaries are reviewed annually for adjustment to reflect the executive's prior performance and respond to changes in market conditions. The table below lists the seven criteria the Compensation Committee uses to determine changes to salary from one year to the next.

Base salary adjustments are made based on seven criteria:
1. Adtalem's overall financial performance compared to operating plan
2. Executive's performance against established individual goals and objectives
3. Executive's effectiveness in instilling a culture of academic quality, teamwork, student service, and integrity
4. Executive's expected future contributions
5. Comparison to peer group and other available market data
6. Merit increase parameters set for all employees in the organization
7. Discretion based on interaction and observation throughout the year

Fiscal Year 2024 Base Salary Decisions

In August 2023, the Board, based on the Compensation Committee's recommendation in consultation with Meridian, increased Mr. Beard's base salary from $918,000 to $1,000,000. In August 2023, the Compensation Committee also increased Mr. Phelan's base salary from $489,600 to $499,392, Mr. Beck's base salary from $525,300 to $535,806, Mr. Betz's base salary from $540,000 to $550,800, and Mr. Herrera's base salary from $443,700 to $452,574. The base salary of Mr. Beard was increased by a merit increase of 8.9% and the base salaries of each of the other NEOs were increased by a 2% merit increase, in each case, based on a review of market competitiveness and individual performance as part of our normal annual compensation review process.

ANNUAL BASE SALARY

Name	Fiscal Year 2024	Fiscal Year 2023	Percent Change
Stephen W. Beard	$ 1,000,000	$ 918,000	8.9%
Robert J. Phelan	$ 499,392	$ 489,600	2.0%
Douglas G. Beck	$ 535,806	$ 525,300	2.0%
Michael Betz	$ 550,800	$ 540,000	2.0%
Maurice Herrera	$ 452,574	$ 443,700	2.0%

Annual Cash Incentive Compensation

The annual cash incentive, delivered through the MIP, provides the NEOs with the opportunity to earn rewards based on the achievement of organizational and institutional performance, as well as individual performance.

How the MIP Works

MIP target award opportunities for each NEO are set by the Compensation Committee, and in the case of Mr. Beard, by the independent members of the Board, based on factors including external surveys of peer company practices for positions with similar levels of responsibility. These targets, which are expressed as a percentage of base salary, are then reviewed at the beginning of each fiscal year based on updated market compensation data.

For fiscal year 2024, the MIP provided Mr. Beard with a target award opportunity of 125% of base salary and the other NEOs with a target award opportunity ranging from 60% to 80% of base salary. The target award opportunity for Mr. Beard was increased from 120% in fiscal year 2023 to 125% of base salary in fiscal year 2024 based on a review of market competitiveness. No other changes were made to the MIP target award opportunity as a percentage of base salary for the other NEOs.

For fiscal year 2024, the financial performance measures for the MIP, and the weightings of such measures, were Adtalem revenue (45%) and adjusted earnings per share (55%) for Mr. Beard, Mr. Phelan, and Mr. Beck, institution revenue (60%) and institution adjusted operating income (40%) for Mr. Betz and Adtalem revenue (60%) and all institution adjusted operating income prior to corporate overhead expense allocations (40%) for Mr. Herrera. The financial performance measures were unchanged from fiscal year 2023. In addition, there was no change to the structure and application of the individual performance component of the MIP. The individual performance modifier can adjust the MIP award determined based on the financial performance results by a factor that can range from 0% to 125%. The weightings of the financial performance measures and the application of an individual performance modifier are intended to place emphasis on the financial performance results while continuing to incorporate individual performance into the MIP award.

Actual MIP awards can be higher or lower than the target opportunity based on the results of each financial performance measure. Performance below the threshold for the goal will result in no payment for that performance goal. Performance at or above threshold can earn an award ranging from 50% of the target amount to a maximum of 200% of the target amount for maximum performance.

In addition to the actual financial results achieved, the Compensation Committee, or the independent members of the Board in the case of Mr. Beard, also considers individual performance over the course of the fiscal year for each NEO and may increase or decrease the MIP award by applying an individual performance modifier of between 0% and 125%, which could result in a maximum MIP payout of 250% of the target amount. Individual performance goals that factor into the individual performance modifier reflect functional results and/or institution performance appropriate for the NEO, as well as academic outcomes, organizational strength, and the advancement of Adtalem's core values. Individual performance goals are designed to drive initiatives that support Adtalem's strategy and further align leadership with Adtalem's student-focused purpose.

The maximum amount of 250% of target rewards exceptional performance compared to expectations, over-delivery of strategic initiatives, and/or achievement of initiatives not contemplated at the time goals were set.

Actual earned MIP awards are determined after the fiscal year has ended and audited financial results have been completed (i.e., in the first quarter of the next fiscal year). Thus, MIP awards for fiscal year 2024 were determined and paid in the early part of fiscal year 2025, after the results for the fiscal year ended June 30, 2024 were confirmed. MIP financial performance measures and

Creating a Strong Link to Pay-for-Performance

We believe the MIP payouts made to our NEOs for fiscal year 2024 support our executive compensation objective of pay-for-performance by rewarding our NEOs to the extent they met or exceeded pre-established financial and individual performance goals.

MIP Performance Measures

The Compensation Committee determined that Adtalem revenue and adjusted earnings per share, along with institution revenue and adjusted operating income, effectively balance top line revenue growth and bottom-line profitability and results and are the most appropriate short-term metrics to support our business objectives.

goals are typically set by the Compensation Committee in the first quarter of the year in which the performance is measured.

In measuring financial performance, the Compensation Committee may adjust results for certain unusual, non-recurring, or other items to ensure the MIP rewards true operational performance as it is perceived by investors and as consistently measured. Appendix A details the adjustments made in the last three fiscal years.

In instances where an institution has not demonstrated performance commensurate with the potential award, the Compensation Committee may exercise negative discretion and reduce MIP payouts for individuals with oversight over the applicable institution. In the case of acquisitions and dispositions, the Compensation Committee generally does not include revenue, and corresponding earnings per share or operating income, in its evaluation of achievement against targets unless such expected revenue, and corresponding earnings per share or operating income, had been factored into the performance target. Similarly, revenue, and corresponding earnings per-share or operating income performance is typically adjusted for dispositions during the year.

The percentages assigned to the financial performance measures for each NEO for fiscal year 2024 are as follows:

Name	Adtalem Revenue	Adtalem Adj. Earnings Per Share	Institution Revenue	Institution Adj. Operating Income [1]
Stephen W. Beard	45%	55%		
Robert J. Phelan	45%	55%		
Douglas G. Beck	45%	55%		
Michael Betz			60%	40%
Maurice Herrera	60%			40%

(1) The adjusted operating income for Mr. Betz was based on Walden University and the adjusted operating income for Mr. Herrera was based on all institutions prior to corporate overhead expense allocations.

2024 Performance Goals

Financial goals set for our MIP participants are derived from Adtalem's fiscal year operating plans, which are recommended by Adtalem's executive management team and approved by the Board at the beginning of each fiscal year. For fiscal year 2024, these plans translated to financial performance goals of $1,558 million of revenue and $4.45 of adjusted earnings per share.

| Metric | Plan | | |
	Threshold	Target	Maximum
Adtalem Revenue	$ 1,402	$ 1,558	$ 1,635
Adtalem Adjusted EPS	$ 3.56	$ 4.45	$ 4.90

The fiscal year 2024 revenue target under the MIP was 7.4% higher than fiscal year 2023 actual results of $1,451 million, which reflected expected growth from all three reportable segments. The fiscal year 2024 adjusted earnings per share target goal under the MIP was 2.3% higher than fiscal year 2023 actual results of $4.35, which, again reflected expected growth from all segments, lower interest expense, as well as the expected effect of cost control measures across all segments and home office.

The Compensation Committee considers the organization's performance goals to represent the best estimate of what the organization could deliver if management, individually and collectively, were to materially satisfy its goals and objectives for the year. All goals are designed to be aggressive yet achievable, with the expectation that it would take extraordinary performance on the part of management to exceed them to the extent necessary to yield maximum incentive payouts under the MIP.

The Compensation Committee approves individual performance goals and objectives for the CEO at the beginning of each fiscal year. The CEO also works collaboratively with the other NEOs in developing their respective individual performance goals and in assigning weightings to such goals to place additional emphasis on higher priorities. Individual performance goals are factors in determining base salary adjustments, annual cash incentive compensation, and future awards of long-term incentive compensation. Individual performance goals intentionally include elements that can be rated objectively as well as, to a lesser extent, elements that are of a subjective nature. Individual performance goals are used to drive stretch performance across a broad range of areas considered critical to our strategy and purpose. This mix of objective and subjective criteria allows the evaluator — the independent members of the Board in the case of the CEO, and the CEO with input and approval from the Compensation Committee in the case of the other NEOs — to assess the individual's performance against objective criteria, while utilizing his or her discretion to make adjustments based on the individual's perceived contributions and other subjective criteria.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

A summary of the primary 2024 individual performance goals and objectives established for each of our NEOs follows:

Stephen W. Beard (President and Chief Executive Officer)	• Achieve fiscal year 2024 operating metrics, including revenue up 9.2 percent year-over-year • Improve academic outcomes and customer experience • Strengthen performance against CEO competencies of strategy, stakeholder management, people management, leadership, and culture
Robert J. Phelan (Senior Vice President, Chief Financial Officer)	• Deliver fiscal year 2024 operating plan • Drive efficiencies and sustainable synergies providing the ability to invest for future growth • Accelerate growth through people • Improve operational and compliance function
Douglas G. Beck (Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services)	• Further develop relationship with Department of Education • Protect Walden's graduate programs • Strengthen our relationships with accreditors in US and Caribbean • Enhance Legal, Regulatory Affairs and ISS teams to deliver high quality service
Michael Betz (President, Walden University)	• Achieve Walden University financial results • Improve Walden University operating metrics • Improve student experience
Maurice Herrera (Senior Vice President, Chief Marketing Officer)	• Deliver fiscal year 2024 operating plan • Grow new student enrollments • Elevate consumer centricity • Integrate marketing innovation

Fiscal Year 2024 MIP Decisions

Based on an evaluation of organizational performance relative to MIP measures set at the beginning of fiscal year 2024, the final MIP awards were based on the following financial results, as adjusted for special items described in Appendix A:

- Adtalem achieved 101.7% performance relative to Plan which resulted in a payout of 134.8% for the fiscal year 2024 revenue component; and

- Adtalem achieved 112.6% performance relative to Plan which resulted in a payout of 200% for the fiscal year 2024 adjusted earnings per share component.

FY24 REVENUE



FY24 ADJUSTED EARNINGS PER SHARE



*   Adjusted results exclude impact of special items. See Appendix A for a reconciliation to reported results.

The table below shows the threshold, target, and maximum goals for revenue and adjusted earnings per share under the fiscal year 2024 MIP, the performance achieved, and the resulting payout.

Metric	Target Award Opportunity (Weighting)	Plan Threshold	Plan Target	Plan Maximum	Actual Results (excluding special items)[1]	Performance Relative to Plan	Payout as % of Target
Adtalem Revenue	45%	$ 1,402	$ 1,558	$ 1,635	$ 1,585	101.7%	134.8%
Adtalem Adjusted EPS	55%	$ 3.56	$ 4.45	$ 4.90	$ 5.01	112.6%	200.0%
Organization Performance	100%					107.7%	170.7%

[1]   See Appendix A for a reconciliation to reported results.

Final MIP award calculations also took into consideration evaluations of individual performance for each NEO during the fiscal year. In the case of each of the NEOs, including Mr. Beard, the MIP award calculations included the application of an individual performance modifier which were 125% for Mr. Beard, 95% for Mr. Phelan, 110% for Mr. Beck, 120% for Mr. Betz, and 95% for Mr. Herrera. The independent directors, in the case of Mr. Beard, and the Compensation Committee, in the case of the other NEOs and taking into account the recommendations of Mr. Beard, determined that the individual performance modifiers were appropriate based on the individual performance and contributions of each of the NEOs in fiscal year 2024 as described below. Based on all of these applicable factors, the Compensation Committee approved the following MIP awards to the NEOs:

Name	Annual Target as a Percentage of Base Salary	Target Award Opportunity	Actual Award	Percent of Target Earned
Stephen W. Beard	125%	$ 1,250,000	$ 2,666,563	213%
Robert J. Phelan	80%	$ 399,514	$ 647,719	162%
Douglas G. Beck	70%	$ 375,064	$ 704,093	188%
Michael Betz	75%	$ 413,100	$ 991,440	240%
Maurice Herrera	60%	$ 271,544	$ 337,008	124%

Set forth below, as an example of the MIP calculation for NEOs, is a summary of the calculation of the fiscal year 2024 award for Mr. Beard:

Metric	Target Award Opportunity (Weighting)	Target	Performance Achieved (Excluding Special Items)	Performance Relative to Target	Payout as a % of Target Award Opportunity Based on Performance Relative to Target	Target Award Opportunity (Amount)	Actual Award
Adtalem Revenue	45%	$ 1,557	$ 1,585	101.7%	134.8%	$ 562,500	$ 758,250
Adtalem Adjusted EPS	55%	$ 4.45	$ 5.01	112.6%	200.0%	$ 687,500	$ 1,375,000
Organizational Performance	100%				107.7%	$ 1,250,000	$ 2,133,250
Individual Performance Modifier					1.25x	$ —	$ 533,313
Total					213.0%	$ 1,250,000	$ 2,666,563

In reviewing Mr. Beard's performance, the independent members of the Board evaluated his performance against each of his individual goals and determined that the application of a 125% individual performance modifier was warranted and appropriate given the financial, operational, and strategic results achieved during fiscal year 2024, as noted below:

- Revenue exceeded operating plan by $27M.
- Adjusted EPS exceeded operating plan by $0.56 per share.
- Increased year-end total enrollment and accelerated growth every quarter.
- Both Walden and Chamberlain exceeded plan on total enrollment.
- Med/Vet continued sequential improvement meeting expectations.
- Total Shareholder Return over past three years was 90%+.
- Continued record high first-time residency attainment rates at medical schools (98%+).[6]
- Persistence improved year-over-year across 4 of 5 institutions.
- Strong execution against "Growth with Purpose" organic growth strategy with results of operations exceeding the top-end targets of year-one bankable plan.
- Led rapid and authoritative response to short seller and successfully maintained and enhanced investor confidence
- Led a step-change increase in government relations engagement and visibility with key governmental constituents.
- Demonstrated commitment to high performance with high integrity through ongoing upgrades to senior leadership team.
- Demonstrated our commitment to measuring our progress in creating a thriving, high-performance culture as measured by Organizational Health Index, Employee Engagement and home office Net Promoter Scores.
- Launched several new employee resource groups in service of our commitment to diversity, equity and inclusion.

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[6] First-time residency attainment rate is the percent of students attaining a 2024-25 residency position out of all graduates or expected graduates in 2023-24 who were active applicants in the 2024 National Resident Matching Program ("NRMP") match or who attained a residency position outside the NRMP match.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

In determining MIP awards for the other NEOs, the Compensation Committee evaluated the NEOs against their individual goals taking into consideration the following performance highlights:

Robert J. Phelan
- Achieved annual financial results and operating plan which beat expectations each quarter as well full year guidance.
- Aligned with and supported the transformation office in driving execution of the Growth with Purpose strategy which resulted in significant achievement of strategic initiatives during the year.
- Implemented initiatives that improved the customer focus and operational efficiency of the Finance team. Made changes to the senior leadership team that resulted in improved support provided to the institutions.
- Through audit and review, improved the company's cybersecurity and enterprise risk management processes.

Douglas G. Beck
- Settled outstanding litigation on favorable terms with no additional litigation targeting Walden's graduate programs.
- Strengthening relationships with Department of Education and our accreditors in the US and Caribbean.
- Focused on improving the level of customer service provided by the Legal, Regulatory and ISS teams and made marked improvements during the year based on customer feedback.

Michael Betz
- Increased Walden year-over-year revenue by 11.2% and beat plan by over $30M.
- Improved Walden growth while also improving operating income margins. Improved operating income by 15.5% vs prior year, beat plan by $26M, and expanded year-over-year operating income margins.
- Achieved increase in new student growth with growth across all programs and degree levels.
- Achieved positive year-over-year total enrollment growth.
- Achieved significant improvement in retention rates with persistence at an all-time high.
- Achieved a significant increase in NPS score from prior year with 24% increase over highest ever recorded NPS score.
- Achieved strong gains in NPS areas identified as a weakness last year, e.g., Nursing, field experience.

Maurice Herrera
- Implementation of Growth with Purpose initiatives contributed significant revenue and adjusted EBITDA to fiscal year 2024 operating plan.
- Generated significant cost savings to FY24 operating plan through marketing and advertising initiatives.
- Exceeded enterprise new student enrollments with 18% year-over-year growth.
- Grew organic inquiries at Walden and Chamberlain by double digits.
- Launched ad campaigns that drove increase in marketing ROI.
- Initiated category segmentations for nursing and social good that are better enabling content and media planning.
- Integrated brand health and equity studies.
- Crafted framework for marketing organization optimization.
- Architected new approach to creative agencies that is both efficient and effective at campaign ideation.
- Spearheaded enterprise rebranding effort with new vendor to begin in fiscal year 2025.

Long-Term Incentive Compensation

Long-term incentive compensation at Adtalem consists of different forms of equity-based awards. Beginning with fiscal year 2023, the Compensation Committee determined that it would no longer grant stock options and would grant equity-based awards only in the form of RSUs and PSUs. The elimination of stock options was intended to simplify the long-term incentive program and to shift more of the equity mix to performance-based equity awards. As a result, a significant portion of the equity-based awards granted under the annual long-term incentive program (60% of the executive officers' annual awards) is granted in the form of PSUs with the remaining 40% granted in the form of RSUs. The Compensation Committee targets the value of long-term incentive compensation for NEOs to represent a substantial percentage of their total compensation opportunity. These incentives are intended to serve three complementary objectives of our compensation program:

- Align executives' long-term interests with those of our shareholders;
- Drive achievement of and reward executives for the delivery of long-term business results; and
- Promote long-term retention of key executives who are critical to our operations.

How the Long-Term Incentive Plan Works

The Compensation Committee granted equity-based awards to each of the NEOs, including Mr. Beard, in August 2023 in the form of RSUs and in November 2023 in the form of PSUs based on both retrospective and prospective considerations and organizational and individual considerations. The PSU grants were made in November 2023 to give the leadership team and the Compensation Committee time to complete Adtalem's long-term strategic plan and set goals that would achieve the long-term strategic plan and that properly aligned management and shareholder interests. The Compensation Committee considered the same seven criteria described in the "Annual Base Salary Review" section above in determining the amount of these awards. Annual equity awards were delivered through a mix of RSUs and PSUs to provide a reasonable balance to the equity portfolio.

All of the NEOs, including Mr. Beard, received an equity-based award with 60% of the long-term incentive opportunity granted as PSUs and 40% of the long-term incentive opportunity granted as RSUs.

Restricted Stock Units (RSUs): RSUs align the interests of management with those of shareholders and reward long-term value creation. To promote retention, RSUs vest in equal annual installments over a three-year period beginning on the first anniversary of the grant date, subject to the NEO's continuous service at Adtalem.

Performance Share Units (PSUs): PSUs are designed to reward strong performance based on two financial performance measures. For fiscal year 2024, the Compensation Committee selected revenue growth and adjusted EBITDA margin as the financial performance measures to focus executives on growth and profitability. In fiscal year 2024, PSUs granted to the NEOs were split equally among these two financial performance measures. These PSUs vest after three years based on the achievement of revenue growth and EBITDA margin performance as compared to the goals set by the Compensation Committee based on performance averaged over the three-year period. The goals for the PSUs are based on the multi-year strategic plan. In some cases, stretch goals are built in to help bridge to anticipated future year targets to ensure we are appropriately working towards our long-term strategic plan.

> **Focusing on Long-Term Results**
>
> The Compensation Committee believes that long-term equity compensation is an important retention tool and, therefore, chose to use a three-year ratable vesting schedule for grants of RSUs and a three-year cliff vesting schedule for PSUs, to encourage longer-term focus and retention.

Fiscal Year 2024 Long-Term Incentive Decisions

For fiscal year 2024, NEOs received the following stock-based awards:

Name	RSUs	PSUs	2024 Long-Term Incentive Grant
Stephen W. Beard	$ 2,800,147	$ 4,199,894	$ 7,000,041
Robert J. Phelan	$ 372,207	$ 557,626	$ 929,833
Douglas G. Beck	$ 223,066	$ 335,240	$ 558,306
Michael Betz	$ 269,914	$ 404,942	$ 674,856
Maurice Herrera	$ 221,777	$ 333,026	$ 554,803

Payouts from Fiscal Year 2022 PSU Awards

PSU awards granted to Mr. Phelan and Mr. Beck in November 2021 vested in August 2024. The PSU awards were split evenly between ROIC and FCF per share targets over the three-year performance period. Mr. Beard, Mr. Betz, and Mr. Herrera did not receive similar PSUs in November 2021.

For the November 2021 PSUs, the payout earned for ROIC was 55.0% of the target number of PSUs granted and the payout earned for FCF per share was 71.2% of the target number of PSUs granted. The tables below show the performance measures and targets established for the November 2021 PSUs, the performance achieved, and the resulting payout.

Goal		Performance Goals			Payout (as a % of Target)
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	
ROIC	FY22-24 (3-year average)	9.7% ▼ 9.6%	10.6%	11.6%	55.0%
FCF per share	FY22-24 (3-year average)	$5.54 ▼ $5.29	$5.88	$6.47	71.2%

Special Supplemental Long-Term Incentive Program

In connection with Growth with Purpose, Adtalem's multi-year transformational strategy, the Compensation Committee has provided supplemental compensation opportunities to a select group of Adtalem employees to motivate and reward the successful execution of the Growth with Purpose transformation, a multi-year, operational excellence focused strategy designed to accelerate Adtalem's performance and preserve its dominant market position. In furtherance of this objective, to strengthen the alignment of management's and shareholders' interests and motivate and retain personnel critical to the execution of the Growth with Purpose transformation, the Compensation Committee approved a special supplemental incentive program, the Growth with Purpose Incentive Program, in early fiscal year 2024. The program will reward participating employees for achieving specific transformation initiatives and superior financial results that will result in a step change in the organic growth trajectory of the business for which there is no recent precedent in Adtalem's history. The Growth with Purpose transformation seeks to drive substantially higher enrollment, expand the scale of Adtalem's educational platform, deliver record levels of profitability and drive

substantial long-term value creation for shareholders. We are pleased to be delivering on these exceptional results and we expect to continue to do so in fiscal year 2025.

The Growth with Purpose Incentive Program is based on a two-year performance period covering fiscal years 2024 and 2025 and includes several different tiers of participating employees, with each tier provided a different level of equity and/or cash incentive award opportunity. Each of Adtalem's current executive officers, including Mr. Beard and the other NEOs, are participants in the top tier of the Growth with Purpose Incentive Program which provides for a grant of PSUs equal in value to 50% of the executive officer's fiscal year 2024 annual long-term incentive award target opportunity as shown in the table below (for any executive officer hired subsequent to the initial grant date, such executive officer received a pro-rated PSU award based on date of hire).

NEO	Growth with Purpose PSU Grant Value	Growth with Purpose Target # of PSUs [1]
Stephen W. Beard	$3,499,862	81,430
Robert J. Phelan	$499,428	11,620
Douglas G. Beck	$227,794	5,300
Michael Betz	$275,502	6,410
Maurice Herrera	$226,074	5,260

[1] PSUs were granted on August 23, 2023 based on Adtalem share price of $42.98.

In aggregate, the executive officers were awarded $5.78 million in PSUs, which represents less than 0.34 percent of common stock outstanding (at target).

The Compensation Committee elected to grant the awards to executive officers solely in PSUs to drive performance, strengthen alignment with shareholders, support enhanced share ownership and be consistent with the Compensation Committee's focus on pay-for-performance. The PSUs may be earned based on the achievement of two equally weighted measures: revenue growth and adjusted EBITDA margin. Payouts are based upon actual financial performance as measured following the completion of fiscal year 2025 and, if earned, will vest on August 23, 2025. All PSUs granted to executive officers will be earned only if our team delivers results that meet or exceed performance criteria.

As with the PSUs that are granted annually under Adtalem's long-term incentive program, the PSUs granted under the Growth with Purpose Incentive Program provide for no payout if actual financial performance is below threshold and for an increased payout if financial performance is above target (up to 200% of the target number of PSUs granted). Although the financial performance measures for the Growth with Purpose Incentive Program PSUs are the same financial performance measures as for the annual PSUs that were granted in fiscal year 2024 (revenue growth and adjusted EBITDA margin), the Growth with Purpose Incentive Program is designed to be supplemental to the annual PSU program and, accordingly, is based on the achievement of challenging performance goals that reflect substantially higher levels of revenue and adjusted EBITDA as of the end of fiscal year 2025. For participants to receive a payout of the PSUs granted to them under the Growth with Purpose Incentive Program, Adtalem's financial performance for revenue and adjusted EBITDA must exceed the goals set for the annual PSUs and meet the higher level of goals under Growth with Purpose. Such significant financial performance will redound to the benefit of Adtalem's shareholders.

The design of the Growth with Purpose Incentive Program acknowledges the increased efforts required of our executive officers to lead the successful execution of our strategic transformation and focuses our employees on achieving key operational and financial targets by the end of fiscal year 2025- the pivotal year of our multi-year business transformation. The Compensation Committee views the Growth with Purpose Incentive Program as an appropriate structure aligned to support Adtalem's current strategic objectives.

The supplemental PSU awards granted to executive officers under the Growth with Purpose Incentive Program are not intended to become an element of the ongoing executive compensation program.

COMPENSATION SETTING PROCESS

Role of the Compensation Committee

The Compensation Committee determines the appropriate level of compensation for the NEOs and, in the case of the CEO, recommends appropriate levels of compensation to the independent members of the board. The Compensation Committee reviews and approves all components of annual compensation (base salary, annual cash incentive, and long-term incentive) to ensure they align with the principles of Adtalem's compensation program. In addition, the Compensation Committee meets periodically to review the design of the overall compensation program, approve performance targets and review management performance, and assist in establishing CEO goals and objectives.

Each year, the Compensation Committee recommends CEO compensation to the independent members of the Board, taking into consideration the CEO's performance evaluation and advice from the independent executive compensation consulting firm engaged by the Compensation Committee. In determining the CEO's long-term incentive compensation, the Compensation Committee considers Adtalem's absolute and relative performance, incentive awards to CEOs at comparable companies, past awards, and the CEO's expected future contributions, as well as other factors it deems appropriate.

The Compensation Committee approves base salary, annual cash incentive, and long-term incentive compensation for Adtalem's NEOs, except for the CEO whose compensation package is recommended by the Compensation Committee and approved by the independent members of the Board during executive session.

Role of the Executive Officers and Management

The CEO, in consultation with the Senior Vice President, Chief Human Resources Officer, provides the Compensation Committee with compensation recommendations for the other NEOs, including recommendations for annual base salary increases, annual cash incentive awards, and long-term incentive awards. These recommendations are based on market-competitive compensation data and the CEO's assessment of each NEO's performance in the prior year. While these recommendations are given significant weight, the Compensation Committee retains full discretion when determining compensation.

The Compensation Committee reviews and approves, with any modifications it deems appropriate, base salary, annual cash incentive awards, and long-term incentive awards for Adtalem's NEOs.

Role of the Compensation Consultant

The Compensation Committee retains ultimate responsibility for compensation-related decisions. To add objectivity to the review process and inform the Compensation Committee of market trends and practices, the Compensation Committee engages the services of an independent executive compensation advisory firm. For fiscal year 2024, the Compensation Committee engaged Meridian as its independent executive compensation consultant.

Meridian reviewed Adtalem's executive compensation structure and incentive plan designs and assessed whether the executive compensation program is competitive and supports the Compensation Committee's goal to align the interests of executive officers with those of shareholders. For fiscal year 2024, Meridian's primary areas of assistance were:

- Gathering information related to current trends and practices in executive compensation, including peer group and broader market survey data;
- Reviewing, analyzing, and providing recommendations for Adtalem's list of peer group companies;
- Benchmarking competitive pay levels for NEOs and other executives;
- Advising on short-term and long-term incentive plan designs;
- Reviewing information and recommendations developed by management for the Compensation Committee and providing input on such information and recommendations to the Compensation Committee;
- Attending and participating in all Compensation Committee meetings and most non-employee director executive sessions, as well as briefings with the Compensation Committee chair and management prior to meetings;
- Reviewing with management and the Compensation Committee the materials to be used in Adtalem's Proxy Statement; and
- Benchmarking the non-employee director compensation program.

The Compensation Committee has the sole authority to approve the independent compensation consultant's fees and terms of engagement. Thus, the Compensation Committee annually reviews its relationship with, and assesses the independence of, its independent consultant to ensure executive compensation consulting independence. The process includes a review of the services the independent consultant provides, the quality of those services, and fees associated with the services during the fiscal year. The Compensation Committee has assessed the independence of its independent consultants pursuant to applicable SEC rules and NYSE listing standards and has concluded that the independent consultants' work for the Compensation Committee does not raise any conflict of interest.

Executive Compensation Peer Group

To ensure Adtalem continues to provide total executive compensation that is fair and competitively positioned in the marketplace, the Compensation Committee reviews the pay level, mix, and practices of peer group companies. The Compensation Committee does not target any specific percentile levels in establishing compensation levels and opportunities.

While including all large publicly-held, private sector higher education organizations, Adtalem's peer group also includes a broader group of organizations in order to provide more comprehensive compensation data. Adtalem's expanded peer group includes publicly-held organizations that provide services over an extended period of time. In consideration of Adtalem's significant focus on healthcare education, which requires attracting and retaining seasoned healthcare professionals and executives, the peer group also includes healthcare services companies. Revenue of most of the peer group organizations is generally between one-half and two times Adtalem's revenue.

The following peer group was used to inform compensation decisions for fiscal year 2024

2U Inc.	Chegg	John Wiley & Sons
Amedisys	Chemed	Laureate Education
American Public Education	Cross Country Healthcare	MEDNAX, Inc.
AMN Healthcare	Ensign Group	Perdoceo Education
Bright Horizons Family Solutions LLC	Graham Holdings Company	Strategic Education
Brookdale Senior Living Inc.	Grand Canyon Education, Inc.	Stride

ADDITIONAL EXECUTIVE COMPENSATION PRACTICES

Deferred Compensation

Adtalem maintains the Nonqualified Deferred Compensation Plan that allows certain employees, including the NEOs, to defer up to 50% of salary and 100% of the MIP compensation until termination of service or certain other specified dates. Adtalem credits matching contributions to participants' accounts to the extent they have elected to defer the maximum contributions under Adtalem's Retirement Plan, which is a 401(k) plan, and their matching contributions are limited by the Internal Revenue Code of 1986, as amended (the "Code") provisions.

The Nonqualified Deferred Compensation Plan enables the NEOs and other eligible employees with a certain level of annual compensation to save a portion of their income for retirement on a scale consistent with other employees not subject to IRS limits.

Adtalem has elected to fund its Nonqualified Deferred Compensation Plan obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of an insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Participants have an unsecured contractual commitment by Adtalem to pay the amounts due under the Nonqualified Deferred Compensation Plan.

The value of deferred compensation amounts is quantified each year and this program is periodically reviewed for its competitiveness.

Other Benefits

NEOs are eligible to participate in a number of broad-based benefit programs, which are the same ones offered to most employees at Adtalem, including health, disability, and life insurance programs.

We do not offer a defined benefit pension plan, and, therefore, our Retirement Plan and the Nonqualified Deferred Compensation Plan are the only retirement savings vehicles for executives.

In general, we do not provide benefits or perquisites to our NEOs that are not available to other employees, with the exception of personal financial planning services and executive physicals.

Benefits and perquisites make up the smallest portion of each NEO's total compensation package. The nature and quantity of perquisites provided by Adtalem did not change materially in fiscal year 2024 versus 2023, consistent with our philosophy that benefits and perquisites should not represent a meaningful component of our compensation program. The Compensation Committee periodically reviews the benefit and perquisite program to determine if adjustments are appropriate.

The "All Other Compensation" column of the 2024 Summary Compensation Table shows the amounts of benefit and perquisite compensation we provided for fiscal years 2022, 2023, and 2024 to each of the NEOs.

Employment Agreements

Adtalem has entered into employment agreements with each NEO that provide for:

- Initial annual base salary, subject to annual increases (no decreases except in the case of an across-the-board reduction affecting all executives equally);

- Annual cash incentive opportunity under the MIP, targeted at a percentage of base salary;

- Eligibility to receive annual equity awards under Adtalem's equity award plans;

- Reimbursement of expenses consistent with Adtalem's policy in effect at the time; and

- Severance benefits that will be provided upon certain terminations of employment, as further described on page 62 under the caption "2024 Potential Payments Upon Termination or Change-in-Control."

Employment Agreements

Employment agreements provide NEOs with a defined level of financial protection upon loss of employment. Adtalem believes that providing for such income continuity facilitates the hiring of qualified executives and results in greater management stability and lower unwanted management turnover.

The Compensation Committee believes that the employment agreements provide:

- Security and incentives that help retain and attract top executives;

- Greater ability for Adtalem to retain key executives following an extraordinary corporate transaction; and

- Benefits to Adtalem including non-competition and non-solicitation covenants by NEOs.

Separation Agreements

Change-in-Control

Adtalem provides benefits to its NEOs upon termination of employment from Adtalem in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (e.g., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Adtalem's equity compensation plans, and the award agreements used to implement them, provide for accelerated vesting of outstanding equity awards in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

See "2024 Potential Payments Upon Termination or Change-in-Control" beginning on page 62 for a detailed description of potential payments and benefits to the NEOs under Adtalem's compensation plans and arrangements upon termination of employment or a change of control of Adtalem.

OTHER EXECUTIVE COMPENSATION CONSIDERATIONS AND POLICIES

Stock Ownership Guidelines

Stock ownership guidelines have been in place for our directors and executive officers since 2010 and are intended to align their interests with our shareholders by requiring them to maintain a significant ownership interest in the company. Each of our non-employee directors are expected to maintain ownership of Adtalem Common Stock valued at or equal to five times their annual retainer.

For fiscal year 2024, required ownership levels for executive officers remained consistent with those put in place in fiscal year 2020 as described in the table below:

Linking Compensation to Stock Performance

Stock ownership guidelines tie the compensation of the NEOs to our stock performance, since the increase or decrease in our stock price impacts their personal holdings. Currently, all NEOs and directors who are no longer subject to a phase-in period have met the minimum ownership requirements.

Position	NEOs	Number of Shares Equivalent to:
Chief Executive Officer	Stephen W. Beard	5 times base salary
Chief Financial Officer	Robert J. Phelan	3 times base salary
All other executive officers	Douglas G. Beck, Michael Betz and Maurice Herrera	1 ½ times base salary

Our directors and executive officers have five years following their initial election, date of appointment, or promotion to an executive officer position, as the case may be, to achieve their stock ownership level.

Shares that count toward satisfaction of the guidelines include Adtalem's Common Stock directly and/or beneficially owned, Adtalem's Common Stock held in Adtalem's Retirement Plan, Adtalem's Common Stock held in Adtalem's Nonqualified Deferred Compensation Plan, and the pre-tax value of unvested RSUs. Shares that do not count towards satisfaction of the guidelines include unvested PSUs and stock options.

Our stock ownership guidelines are deemed to continue to be met by an individual who has achieved the required ownership level but then falls below solely due to a decline in the stock price of Adtalem's Common Stock. Absent extenuating circumstances, executives who have not yet met the guidelines at the end of their five-year phase-in period are required to retain, until the guidelines are satisfied, 100% of the after-tax shares received from option exercises or the vesting of RSUs or PSUs.

Incentive Compensation Recoupment Policy

In November 2023, in accordance with NYSE listing rules, our Compensation Committee and Board adopted our Incentive Compensation Recovery Policy (the "Recovery Policy"). The Recovery Policy provides that we will seek to recover, on a no-fault

basis, erroneously awarded incentive-based compensation received by any current or former executive officer during the three-year period preceding the date on which we are required to prepare an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period.

As indicated in Note 1 to the Consolidated Financial Statements contained in our 2024 Annual Report on Form 10-K, we revised our prior financial statements to correct an error relative to miscalculation of certain line items in the 2023 Consolidated Balance Sheet and Consolidated Statement of Cash Flows. The error was not material to the previously issued financial statements. Although technically a "restatement," no recovery analysis was required under our Recovery Policy because the metrics upon which incentive compensation had been earned were not affected by the revisions to the previously issued financial statements and, therefore, there was no recoverable incentive compensation.

In addition, our Recovery Policy permits recovery of incentive compensation if an officer violates a restrictive covenant or causes reputational damage to the Company. Although this goes beyond what is required by the SEC and NYSE, it further protects the Company and its shareholders. The Board retains sole discretion whether to seek recoupment in these instances.

The full text of our Recovery Policy can be found at atge_incentive_compensation_recovery_policy_nov2023.pdf (adtalem.com). It can also be found as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

In addition, our equity award agreements authorize the Compensation Committee in its sole discretion to recoup from any officer receiving an equity award the portion of an award that was granted, vested, otherwise settled based on financial results that were restated due to the conduct of the officer that was knowing, intentionally fraudulent or illegal.

Deductibility of Compensation

Adtalem analyzes the overall expense arising from aggregate executive compensation, as well as the accounting and tax treatment of such programs. Section 162(m) of the Code generally disallows a tax deduction to publicly traded companies for certain compensation in excess of $1 million per year paid to "covered employees." "Covered employees" include the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated officers. Historically, the company's compensation plans were structured so that compensation would be performance-based and deductible under Section 162(m) of the Code. However, The Tax Cuts and Jobs Act enacted on December 22, 2017 eliminated the performance-based compensation exemption from the Section 162(m) $1 million per year dollar deduction limit, with an exception for certain "grandfathered agreements" in effect on November 2, 2017.

Although the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our executive officers, it continues to view deductibility as one of many factors to be considered in the context of its overall compensation philosophy. Accordingly, the Compensation Committee reserves the right to approve as it deems appropriate and in the best interests of Adtalem compensation arrangements for executive officers that are not fully deductible.

Compensation Risk Analysis

The Compensation Committee, with the assistance of Meridian as its consultant, conducted an annual assessment of our compensation program to ensure it does not encourage unnecessary or excessive risk taking that could have an adverse effect on Adtalem.

The risk assessment covered all compensation programs, including those in which our top executives and NEOs participate.

Through this process, the Compensation Committee concluded that Adtalem's compensation programs do not encourage behaviors that could create material risk to the organization. More specifically, the Compensation Committee concluded that:

- Adtalem's compensation programs are well-designed to encourage behaviors aligned with the long-term interests of shareholders.

- There is appropriate balance in the executive compensation program structure to mitigate compensation-related risk with fixed and variable pay, cash and equity, corporate and business unit goals, financial and non-financial goals, and formulas and discretion.

- The Compensation Committee has approved policies to mitigate compensation risk, including stock ownership guidelines, insider-trading prohibitions, hedging and pledging prohibitions, and clawbacks.

- Additionally, the Compensation Committee exercises an appropriate level of independent oversight into compensation decisions and related risk.

Prohibition on Hedging and Pledging

Our insider trading policy, which governs trading in our securities by our directors, officers and employees, and is designed to promote compliance with insider trading laws, rules, and regulations, and applicable exchange listing standards, also prohibits employees and directors from engaging in any transaction that is designed to hedge or offset any decrease in the market value of equity securities issued by Adtalem. In addition, except as expressly approved by our general counsel, employees and directors may not hold Adtalem securities in a margin account or pledge Adtalem securities as collateral for a loan. None of our

executive officers or directors have requested approval to hold Adtalem securities in a margin account or to pledge Adtalem securities.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board hereby furnishes the following report to the shareholders of Adtalem in accordance with rules adopted by the SEC. The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis of this Proxy Statement with Adtalem's management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion & Analysis be included in this Proxy Statement.

This report is submitted on behalf of the members of the Compensation Committee:

Michael W. Malafronte, Chair
William W. Burke
Liam Krehbiel
Sharon L. O'Keefe

The Compensation Committee Report set forth above does not constitute soliciting materials and should not be deemed incorporated by reference into any other Adtalem filing under the Securities Act or the Exchange Act, except to the extent that Adtalem specifically incorporates the Compensation Committee Report by reference.

Executive Compensation Tables

2024 SUMMARY COMPENSATION TABLE

This table shows the compensation of each of our NEOs for fiscal years ended June 30, 2024, 2023, and 2022.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Stephen W. Beard	2024	987,385	—	10,499,903	—	2,666,563	148,730	14,302,581
President and	2023	949,846	—	5,808,957	—	1,205,839	89,452	8,054,094
Chief Executive Officer	2022	828,466	—	6,916,139	1,103,560	258,388	97,779	9,204,332
Robert J. Phelan	2024	497,885	—	1,429,261	—	807,719	22,408	2,757,273
Senior Vice President,	2023	506,585	—	929,694	—	528,743	22,044	1,987,066
Chief Financial Officer	2022	436,615	—	651,785	38,089	106,635	67,295	1,300,419
Douglas G. Beck	2024	534,190	—	786,100	—	864,093	81,213	2,265,596
Senior Vice President,	2023	543,523	—	498,567	—	502,505	61,977	1,606,572
General Counsel, Corporate Secretary and								
Institutional Support Services	2022	512,115	170,000	479,934	120,070	129,780	30,084	1,441,983
Michael Betz	2024	549,139	—	950,358	—	1,151,440	34,456	2,685,393
President,								
Walden University								
Maurice Herrera	2024	451,209	—	780,877	—	497,008	123,379	1,852,473
Senior Vice President,	2023	459,092	—	421,493	—	391,411	116,163	1,388,159
Chief Marketing Officer	2022	284,423	475,000	999,972	—	60,409	62,087	1,881,891

[1] This column shows the salaries paid by Adtalem to its NEOs in fiscal years 2024, 2023, and 2022. The following NEOs have elected to defer a portion of their salaries under the Nonqualified Deferred Compensation Plan: Mr. Beard ($169,322 for 2024, $120,823 for 2023, and $144,767 for 2022); Mr. Beck ($56,228 for 2024, $45,589 for 2023, and $14,262 for 2022); and Mr. Betz ($16,524 for 2024). Amounts shown are inclusive of these deferrals. The base salaries shown in 2024 reflect 26 pay periods and the base salaries shown in 2023 reflect 27 pay periods.

[2] This column includes the $170,000 sign-on bonus paid to Mr. Beck in fiscal year 2022 and the $475,000 sign-on bonus paid to Mr. Herrera in fiscal year 2022.

[3] The amounts reported in the Stock Awards column represents the grant date fair value of awards of both RSUs and PSUs, which is an estimated value computed in accordance with FASB ASC Topic 718. The assumptions used for fiscal years 2024, 2023, and 2022 calculations can be found at Note 18: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the years ended June 30, 2024 and 2023 and Note 17: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2022, respectively. The grant date fair values of the PSUs are based on the probable outcome of the performance conditions to which the PSUs are subject, and the shares the recipient would receive under such outcome. The 2024 Grants of Plan-Based Awards shows the values of PSU awards, assuming that the highest levels of the performance conditions are achieved. The grant date fair value of the 2024 annual PSUs is $55.32 and $42.98 for the 2024 special Growth with Purpose PSUs. The grant date fair value of the PSU awards assuming achievement of maximum performance would be: Mr. Beard – $15,399,512; Mr. Phelan – $2,114,106; Mr. Beck – $1,126,066; Mr. Betz – $1,118,202; and Mr. Herrera – $1,360,888. This column includes a sign-on grant value of $500,155 to Mr. Phelan and $999,972 to Mr. Herrera delivered in RSUs in fiscal year 2022.

[4] The amounts reported in the Options Awards column represent the grant date fair value, which is an estimated value computed in accordance with FASB ASC Topic 718. The assumptions used for fiscal year 2022 calculations can be found at Note 17: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2022.

[5] The MIP compensation reported in this column was earned in fiscal years 2024, 2023, and 2022 and paid in fiscal years 2025, 2024, and 2023, respectively, based upon the MIP guidelines. Mr. Betz has elected to defer a portion of his MIP compensation under the Nonqualified Deferred Compensation Plan ($99,144). In addition to the MIP shown in this column, Mr. Phelan, Mr. Beck, and Mr. Herrera each received $100,000 in fiscal year 2023 and $160,000 in fiscal year 2024, and Mr. Betz received $160,000 in fiscal year 2024 related to the value capture bonus.

[6] The amounts indicated in the "all other compensation" column for 2024 include the following:

- Matching contributions credited under the Retirement Plan for Mr. Beard ($20,700); Mr. Phelan ($20,094); Mr. Beck ($20,115); Mr. Betz ($20,124); and Mr. Herrera ($16,649).

- Company contributions credited under the Nonqualified Deferred Compensation Plan for Mr. Beard ($109,333); and Mr. Beck ($45,686).

- Group life insurance premiums paid by Adtalem for Mr. Beard ($1,242); Mr. Phelan ($2,314); Mr. Beck ($2,322); Mr. Betz ($1,242); and Mr. Herrera ($1,592).

- Personal financial planning services for Mr. Beard ($17,455); Mr. Beck ($13,090); and Mr. Betz ($13,090).

- As part of Mr. Herrera's offer of employment, and to cover the cost of Mr. Herrera's relocation to the Company's headquarters location, the Company agreed to provide and gross-up a monthly housing allowance. The total housing allowance and related tax gross-up provided to Mr. Herrera in fiscal year 2024 totaled $105,138.

Employment Agreements with Chief Executive Officer and Other Named Executive Officers

Adtalem has entered into employment agreements with each of its NEOs, which are described on pages 62-63 under the caption "Employment Agreements."

2024 GRANTS OF PLAN-BASED AWARDS

This table sets forth information regarding non-equity incentive plan awards and equity incentive plan awards granted to the NEOs in fiscal year 2024.

Name / Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[5]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[6]
	Threshold ($)[2]	Target ($)[3]	Maximum ($)[4]	Threshold (#)	Target (#)	Maximum (#)		
Stephen W. Beard								
	—	1,250,000	3,125,000					
8/23/2023				40,715	81,430	162,860		3,499,862
8/23/2023							65,150	2,800,147
11/8/2023				37,960	75,920	151,840		4,199,894
Robert J. Phelan								
	—	399,514	998,785					
8/23/2023				5,810	11,620	23,240		499,428
8/23/2023							8,660	372,207
11/8/2023				5,040	10,080	20,160		557,626
Douglas G. Beck								
	—	375,064	937,660					
8/23/2023				2,650	5,300	10,600		227,794
8/23/2023							5,190	223,066
11/8/2023				3,030	6,060	12,120		335,240
Michael Betz								
	—	413,100	1,032,750					
8/23/2023				3,205	6,410	12,820		275,502
8/23/2023							6,280	269,914
11/8/2023				3,660	7,320	14,640		404,942
Maurice Herrera								
	—	271,544	678,860					
8/23/2023				2,630	5,260	10,520		226,074
8/23/2023							5,160	221,777
11/8/2023				3,010	6,020	12,040		333,026

[1] Payouts under the MIP were based on performance in fiscal year 2024. Therefore, the information in the "Threshold," "Target," and "Maximum" columns reflect the range of potential payouts when the performance goals were set on August 23, 2023. The amounts actually paid under the MIP for fiscal year 2024 appear in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table.

[2] Pursuant to the MIP, performance below a performance goal threshold will result in no payment with respect to that performance goal.

[3] The amount shown in this column represents the target incentive payment under the MIP, which is calculated as a set percentage of base salary.

[4] Pursuant to the MIP, the amount shown in this column represents the maximum incentive payment, 250% of the target.

[5] PSUs were granted under the 2013 Incentive Plan. The PSUs granted on August 23, 2023 were granted under the Growth with Purpose incentive program and based on the performance period fiscal year 2024 through fiscal year 2025. The PSUs granted on November 8, 2023 were the regular annual PSUs based on the performance period fiscal year 2024 through fiscal year 2026. The awards consist of 50% with a target based on revenue growth over a period of three fiscal years and 50% with a target based on EBITDA margin. PSUs will pay out 0% for below threshold performance, and between 50% of target payout for threshold performance and 200% of target for achieving maximum performance or above. Straight-line interpolation will be used to determine achievement between threshold and target.

[6] This column shows the grant date fair value of RSUs granted on August 23, 2023 and PSUs (assuming payout at target value) granted on August 23, 2023 and November 8, 2023 in fiscal year 2024, computed in accordance with FASB ASC Topic 718, which was $42.98 for RSUs and $42.98 for the Growth with Purpose PSUs and $55.32 for the regular annual PSUs.

2024 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table sets forth information for each NEO with respect to stock options, RSUs, and PSUs held by the NEOs as of June 30, 2024.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Stephen W. Beard	15,475	—	49.05	8/22/2028				
	21,550	9,432	43.39	8/28/2029				
	28,293	32,839	32.03	8/26/2030				
	36,687	36,688	37.79	9/8/2031				
					167,873	11,450,618	241,670	16,484,310
Robert J. Phelan	2,925	975	32.03	8/26/2030				
	1,312	1,313	36.46	8/25/2031				
					23,688	1,615,759	38,000	2,591,980
Douglas G. Beck	8,275	4,138	36.46	8/25/2031				
					18,899	1,289,101	27,460	1,873,047
Michael Betz					9,907	675,757	21,310	1,453,555
Maurice Herrera					17,930	1,223,006	17,400	1,186,854

[1] The table below details the vesting schedule for stock option grants based on the expiration date of the relevant grant. In general, option grants vest 25% on each of the first four anniversaries of the date of grant.

Option Expiration Dates	Grant Dates		Options Vesting Dates		
8/22/2028	8/22/2018	8/22/2019	8/22/2020	8/22/2021	8/22/2022
8/28/2029	8/28/2019	8/28/2020	8/28/2021	8/28/2022	8/28/2023
8/26/2030	8/26/2020	8/26/2021	8/26/2022	8/26/2023	8/26/2024
8/25/2031	8/25/2021	8/25/2022	8/25/2023	8/25/2024	8/25/2025
9/8/2031	9/8/2021	9/8/2022	9/8/2023	9/8/2024	9/8/2025

[2] The table below details the vesting schedule for RSUs, which vest 25% on each of the first four anniversaries of the date for awards granted prior to fiscal year 2023. Beginning in fiscal year 2023, RSUs vest 33% on each of the first three anniversaries of the date of grant. In addition to the annual grant, Mr. Herrera received a RSU grant on November 10, 2021 as part of an initial sign-on award granted upon his appointment as Chief Marketing Officer, which vests 33% on each of the first, second, and third anniversaries of the date of grant.

Name	Grant Date	Number of RSUs Vesting				
		Year 1	Year 2	Year 3	Year 4	Total
Stephen W. Beard	8/26/2020	—	—	—	4,033	4,033
Stephen W. Beard	9/8/2021	—	—	29,215	29,215	58,430
Stephen W. Beard	8/24/2022	—	20,130	20,130	—	40,260
Stephen W. Beard	8/23/2023	21,716	21,717	21,717	—	65,150
Robert J. Phelan	8/26/2020	—	—	—	418	418
Robert J. Phelan	8/25/2021	—	—	390	390	780
Robert J. Phelan	11/10/2021	—	—	3,695	3,695	7,390
Robert J. Phelan	8/24/2022	—	3,220	3,220	—	6,440
Robert J. Phelan	8/23/2023	2,886	2,887	2,887	—	8,660
Douglas G. Beck	6/14/2021	—	—	—	7,785	7,785
Douglas G. Beck	8/25/2021	—	—	1,235	1,235	2,470
Douglas G. Beck	8/24/2022	—	1,727	1,727	—	3,454
Douglas G. Beck	8/23/2023	1,730	1,730	1,730	—	5,190
Michael Betz	8/24/2022	—	1,813	1,814	—	3,627
Michael Betz	8/23/2023	2,093	2,093	2,094	—	6,280
Maurice Herrera	11/10/2021	—	—	9,850	—	9,850
Maurice Herrera	8/24/2022	—	1,460	1,460	—	2,920
Maurice Herrera	8/23/2023	1,720	1,720	1,720	—	5,160

[3] Represents the value derived by multiplying the number of shares of Common Stock covered by RSUs granted by $68.21 (the closing market price of Adtalem's Common Stock on June 30, 2024).

(4) The table below details the vesting schedule for PSUs. In general, PSUs vest following the completion of the applicable three-year performance period.

Name	Grant Date	Vesting Date	Number of PSUs Vesting
Stephen W. Beard	2/15/2023	8/24/2025	84,320
Stephen W. Beard	8/23/2023	8/23/2025	81,430
Stephen W. Beard	11/8/2023	8/23/2026	75,920
Robert J. Phelan	11/10/2021	8/25/2024	2,800
Robert J. Phelan	2/15/2023	8/24/2025	13,500
Robert J. Phelan	8/23/2023	8/23/2025	11,620
Robert J. Phelan	11/8/2023	8/23/2026	10,080
Douglas G. Beck	11/10/2021	8/25/2024	8,860
Douglas G. Beck	2/15/2023	8/24/2025	7,240
Douglas G. Beck	8/23/2023	8/23/2025	5,300
Douglas G. Beck	11/8/2023	8/23/2026	6,060
Michael Betz	2/15/2023	8/24/2025	7,580
Michael Betz	8/23/2023	8/23/2025	6,410
Michael Betz	11/8/2023	8/23/2026	7,320
Maurice Herrera	2/15/2023	8/24/2025	6,120
Maurice Herrera	8/23/2023	8/23/2025	5,260
Maurice Herrera	11/8/2023	8/23/2026	6,020

(5) Represents the value derived by multiplying the number of shares of Common Stock covered by the PSUs by $68.21 (the closing market price of Adtalem's Common Stock on June 30, 2024). The value provided assumes a PSU payout at target value.

2024 OPTIONS EXERCISES AND STOCK VESTED

This table provides information for the NEOs concerning stock options that were exercised and RSUs and PSUs that vested during fiscal year 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Stephen W. Beard	—	—	99,897	4,380,513
Robert J. Phelan	—	—	14,552	792,949
Douglas G. Beck	—	—	10,746	619,070
Michael Betz	—	—	7,333	439,102
Maurice Herrera	—	—	11,310	611,422

(1) *Value Realized on Exercise.* If the exercise was executed as part of a cashless transaction where the shares acquired were immediately sold, this represents the difference between the sales price of the shares acquired and the option exercise price multiplied by the number of shares of Common Stock covered by the options exercised. If the exercise was executed as part of a buy and hold transaction, this represents the difference between the closing market price of the Common Stock for the date of exercise of the option and the option exercise price multiplied by the number of shares of Common Stock covered by the options held.

(2) *Value Realized on Vesting.* For Mr. Beard, this amount represents RSUs granted in August 2019, August 2020, August 2021, and August 2022 that vested in August 2023; RSUs granted in September 2021 that vested in September 2023; and PSUs granted in November 2020 and November 2021 that vested in August 2023. For Mr. Phelan, this amount represents RSUs granted in August 2020, August 2021, and August 2022; RSUs granted in May 2021 that vested in May 2023; RSUs granted in November 2021 that vested in November 2023; and PSUs granted in November 2020 that vested in August 2023. For Mr. Beck, this amount represents RSUs granted in June 2021 that vested in June 2021 and RSUs granted in August 2021 and August 2022 that vested in August 2023. For Mr. Betz this amount represents RSUs granted in May 2022 that vested in May 2023 and RSUs granted in August 2022 that vested in August 2023. For Mr. Herrera this amount represents RSUs granted in November 2021 that vested in November 2023 and RSUs granted in August 2022 that vested in August 2023.

2024 NONQUALIFIED DEFERRED COMPENSATION

This table sets forth information about activity for NEOs in our Nonqualified Deferred Compensation Plan during fiscal year 2024.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Balance at Last Fiscal Year End ($)[4]
Stephen W. Beard	169,322	109,333	31,063	810,550
Robert J. Phelan	—	—	—	—
Douglas G. Beck	56,228	45,686	17,731	161,391
Michael Betz	16,524	—	879	17,403
Maurice Herrera	—	—	—	—

[1] *Executive Contributions in Last Fiscal Year*. The amount of executive contributions made by each NEO and reported in this column is included in each NEO's compensation reported on the 2024 Summary Compensation Table, either in the "Salary" or "Non-Equity Incentive Plan Compensation" column. See footnotes 1 and 5 of the 2024 Summary Compensation Table for specific deferrals made by each NEO.

[2] *Registrant Contributions in Last Fiscal Year*. The amount of Adtalem contributions made and reported in this column is included in each NEO's compensation reported on the 2024 Summary Compensation Table in the "All Other Compensation" column.

[3] *Aggregate Earnings in Last Fiscal Year*. These amounts represent the earnings in the Nonqualified Deferred Compensation Plan for fiscal year 2024. These amounts are not reported in the 2024 Summary Compensation Table.

[4] *Aggregate Balance at Last Fiscal Year End*. The aggregate balance as of June 30, 2024 reported in this column for each NEO reflects amounts that either are currently reported or were previously reported as compensation in the 2024 Summary Compensation Table for current or prior years, except for the aggregate earnings on deferred compensation.

NONQUALIFIED DEFERRED COMPENSATION PLAN

The Nonqualified Deferred Compensation Plan covers directors and selected key employees approved for participation by the Compensation Committee. All of the NEOs are eligible to participate in the Nonqualified Deferred Compensation Plan. Under the Nonqualified Deferred Compensation Plan as it applies to employees, participants may make an advance election to defer up to 50% of salary and up to 100% of MIP compensation until termination of service with Adtalem or certain other specified dates. Adtalem credits matching contributions to participants' accounts under the Nonqualified Deferred Compensation Plan to the extent they have elected to defer the maximum amount under Adtalem's Retirement Plan, and their matching contributions to the Retirement Plan are limited by applicable Code provisions. Adtalem may also credit participants' accounts with discretionary contributions. Participants are fully vested in their own deferral and matching contributions, plus earnings, and will vest in discretionary contributions, if any, as determined by the Compensation Committee. Participants may elect to have their Nonqualified Deferred Compensation Plan accounts credited with earnings based on various investment choices made available by the Compensation Committee for this purpose. Participants may elect to have account balances paid in a lump sum or in installments. Distributions are generally made or commence in January of the year following termination of employment (but not earlier than six months after termination) or January of the year in which the specified payment date occurs. In the event of death before benefits commence, participants' accounts will be paid to their beneficiaries in a lump sum.

2024 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Adtalem provides benefits to the NEOs upon termination of employment from Adtalem in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (i.e., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Adtalem's equity compensation plans and the stock award agreements used to implement them provide for accelerated vesting of outstanding stock awards in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

Employment Agreements

MR. BEARD

Adtalem entered into an employment agreement with Mr. Beard effective as of his September 8, 2021 appointment as President and CEO. The employment agreement provides, among other things, that if his employment is terminated by Adtalem without "cause" or by Mr. Beard with "good reason," and if he executes a release of claims, he will be entitled to a lump sum payment equal to 12 months of base salary and a prorated MIP award based on actual performance for the fiscal year and paid in a lump sum at the same time MIP awards are paid to other employees.

If such termination of employment occurs within 12 months of a "change-in-control," and he executes a release of claims, he will be entitled to (i) a lump sum payment equal to two times base salary and the average of the MIP award paid to him for the prior two fiscal years; and (ii) accelerated vesting of all outstanding stock options.

OTHER NEOs

During fiscal year 2024, Adtalem was party to similar employment arrangements with each of the other NEOs: Mr. Phelan, Mr. Beck, Mr. Betz, and Mr. Herrera. These employment agreements provide, among other things, that if the NEO's employment with Adtalem is terminated by Adtalem without "cause" or by the NEO with "good reason," and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One times the sum of their base salary plus target MIP award, payable in 12 equal monthly payments for Mr. Phelan and Mr. Betz and one and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments for Mr. Beck and Mr. Herrera;

- A pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;

- 12 months of continued health benefit plan coverage for Mr. Phelan, Mr. Betz, and Mr. Herrera, and 18 months for Mr. Beck.

- Access to a senior executive level outplacement program for 6 months for Mr. Phelan, Mr. Betz, and Mr. Herrera and 9 months for Mr. Beck.

In addition, the employment arrangements provide that if such termination occurs within 12 months of a "change-in-control", and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments for Mr. Phelan and Mr. Herrera; 12 equal monthly payments for Mr. Betz; and two times the sum of his base salary plus target MIP award, payable in 24 equal monthly payments for Mr. Beck;

- A pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;

- 18 months of continued health benefit plan coverage for Mr. Phelan, Mr. Betz and Mr. Herrera, and 24 months for Mr. Beck at active employee rates following the termination date; and

- Access to a senior executive level outplacement program for 9 months for Mr. Phelan, Mr. Betz, and Mr. Herrera, and 12 months for Mr. Beck.

For purposes of all employment agreements:

- "cause" means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, fraud, illegal drug use, or breach of fiduciary duty, (ii) willful failure to perform duties as reasonably directed by the CEO, (iii) the NEO's gross negligence or willful misconduct with respect to the performance of the NEO's duties under the employment agreement, (iv) obtaining any personal profit not fully disclosed to and approved by Adtalem's Board in connection with any transaction entered into by, or on behalf of, Adtalem, or (v) any other material breach of the employment agreement or any other agreement between the NEO and Adtalem;

- "change-in-control" shall have the meaning set forth in the 2013 Incentive Plan; and

- "good reason" means, without the NEO's consent, (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary, MIP target, or employee benefits except for across-the-board changes for executives at the NEO's level, (iii) exclusion from executive benefit/compensation plans, (iv) material breach of the employment agreement that Adtalem has not cured within 30 days after the NEO has provided Adtalem notice of the material breach which shall be given within 60 days of the NEO's knowledge of the occurrence of the material breach, or (v) resignation in compliance with securities, corporate governance, or other applicable law (such as the US Sarbanes-Oxley Act) as specifically applicable to the NEO. For Mr. Beard, the definition of "good reason" also includes, without his consent, requiring him to relocate to an employment location more than 50 miles from his current employment location.

EQUITY AWARD PLANS

The equity award agreements under which options, RSUs, and PSUs are held by employees, including the NEOs, provide for the immediate vesting of unvested options and RSUs and of PSUs at the target levels in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

The provisions of the equity award agreements under which options, RSUs, and PSUs were granted to employees, including the NEOs, provide the following:

- If the participant's employment is terminated due to death or disability (as defined in the agreement), options will become fully vested and exercisable for the remaining term of the option, RSUs will fully vest, and PSUs will continue to vest in accordance with their terms.

- If the participant's employment terminates due to mutual agreement, the participant will be credited with one additional year of service for the purpose of determining vesting of options, RSUs, and PSUs. The participant's options will remain exercisable

until the earlier of one year from termination or the expiration of the term of the option. PSUs that vest following a termination will be paid out when paid out to other PSU recipients.

- If the participant's employment terminates due to retirement, options will continue to vest and be exercisable, and RSUs and PSUs will continue to vest in accordance with their respective terms. Retirement means the participant's termination without cause after age 55 when the sum of his or her age and full years of service equals or exceeds 65.

In August 2017, the Board adopted double-trigger vesting of equity awards as part of the 2013 Incentive Plan. In November 2017, Adtalem's shareholders approved the Fourth Amended 2013 Incentive Plan. As a result, vesting of equity awards granted since November 2017 (the "Awards") will accelerate upon a change-in-control only in the event Adtalem (or its successor) ceases to be publicly traded, or the successor to Adtalem fails to assume outstanding Awards or to issue new awards in replacement of outstanding Awards. Under the double-trigger vesting rules, Awards will vest if a participant is terminated without cause or resigns for good reason within two years following a change-in-control. All awards issued prior to shareholder approval in November 2017 will continue to have a single-trigger vesting rules as described above.

2024 Potential Severance Payments

The tables set forth below quantify the additional benefits as described above that would be paid to each NEO under the following termination of employment or change-in-control events, had such an event occurred on June 30, 2024.

TERMINATION OF EMPLOYMENT — NO CHANGE-IN-CONTROL[1]

Payment Type	Stephen W. Beard	Robert J. Phelan	Douglas G. Beck	Michael Betz	Maurice Herrera
Salary:	$ 1,000,000	499,392	803,709	550,800	678,861
MIP Target Amount:	$ —	399,514	562,596	413,100	407,316
Pro-Rated MIP:	$ 2,666,563	647,719	704,093	991,440	337,008
Continued Health Coverage:	$ 20,412	20,988	30,438	20,412	19,860
Outplacement Services:	$ —	10,000	15,000	10,000	10,000
TOTAL	$ 3,686,975	$ 1,577,613	$ 2,115,836	$ 1,985,752	$ 1,453,045

TERMINATION OF EMPLOYMENT FOLLOWING A CHANGE-IN-CONTROL[1]

Payment Type	Stephen W. Beard	Robert J. Phelan	Douglas G. Beck	Michael Betz	Maurice Herrera
Salary:	$ 2,000,000	749,088	1,071,612	826,200	678,861
MIP Target Amount:	$ 1,936,201	599,271	750,128	619,650	407,316
Pro-Rated MIP:	$ —	647,719	704,093	991,440	337,008
Continued Health Coverage:	$ —	31,482	40,584	30,618	29,790
Outplacement Services:	$ —	15,000	20,000	15,000	15,000
Value of Vesting of Unvested Stock Options, RSUs, and PSUs[2]	$ 29,392,227	4,284,702	3,293,529	2,129,312	2,409,859
TOTAL	$ 33,328,428	$ 6,327,262	$ 5,879,946	$ 4,612,220	$ 3,877,834

[1] Termination of employment without cause or for good reason.

[2] The value of the unvested stock options is based on the difference between the exercise price and $68.21 (the closing market price of the Common Stock on June 30, 2024). The value of the RSUs and PSUs is based on the closing market price of the Common Stock on June 30, 2024. PSUs vest at the target level.

CEO PAY RATIO

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of all our employees (except our CEO) and the ratio of the annual total compensation of our CEO as disclosed in the 2024 Summary Compensation Table, to the annual total compensation of our median employee.

For fiscal year 2024, we identified the median employee by comparing the annual salary rate of pay for all individuals, excluding our CEO, who were employed by Adtalem on June 25, 2024 using information from our company payroll system. We included all full-time and part-time employees, including adjunct faculty and federal work-study student workers. Compensation was annualized for all employees who were hired by us in fiscal year 2024 but did not work for us for the entire year. No annualization was applied to any adjunct faculty as permitted under the rules. Fiscal year 2024 annual total compensation for the median employee was calculated in the same manner as reflected in the 2024 Summary Compensation Table for our CEO.

Based on the methodology described above, we have determined that fiscal year 2024 annual total compensation of our median employee was $51,610 The annual total compensation of our CEO for fiscal year 2024 was $14,302,851. The ratio of our CEO's fiscal year 2024 annual total compensation to the fiscal year 2024 annual total compensation of our median employee is 277:1.

This CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. The CEO pay ratio reported by other companies may not be comparable to our CEO pay ratio reported above, because SEC rules for identifying the median

employee and calculating the pay ratio allow companies to use different methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices.

APPROVAL BY SHAREHOLDERS

We believe our executive compensation program achieves our compensation principles, properly aligns the interests of our NEOS and our shareholders, and is deserving of shareholder support. For these reasons, the Board recommends that the shareholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Adtalem Global Education Inc. named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and any other related disclosures is hereby APPROVED."

Approval of this proposal will require the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Abstentions will be treated as a vote AGAINST the proposal, while broker non-votes, if any, will not be counted as votes represented and entitled to vote and, therefore, will have no effect on the result of the vote for this proposal. See VOTING INFORMATION – Effect of Not Casting Your Vote. If you sign and return your proxy card but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted **FOR** approval of the compensation paid to our named executive officers during the fiscal year ended June 30, 2024.

The vote approving the compensation paid to our NEOs during 2024 is advisory and not binding on the Company, the Board, or the Compensation Committee of the Board. However, the Compensation Committee of the Board expects to take into account the outcome of the vote as it considers our executive compensation program.

 The Board of Directors recommends a vote **FOR** the compensation of our named executive officers.

PAY VERSUS PERFORMANCE

PAY VERSUS PERFORMANCE TABLE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" ("CAP") to our principal executive officer ("PEO") and to our other non-PEO NEOs and certain financial performance of the Company. CAP, as determined under SEC requirements, does not reflect the actual amount of compensation earned, realized or received by our NEOs during a covered year. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion & Analysis.

The pay versus performance disclosures include information for fiscal years ended June 30, 2024, 2023, 2022, and 2021.

Fiscal Year	SCT Total for First PEO ($)[1]	SCT Total for Second PEO ($)[1]	CAP to First PEO ($)[2]	CAP to Second PEO ($)[2]	Average SCT Total for non-PEO NEOs ($)[1]	Average CAP to non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On:		Net Income ($ in thousands)	Company Selected Measure: Revenue Growth [4]
							Adtalem Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[3]		
2024	n/a	14,302,581	n/a	30,032,741	2,390,184	4,074,936	219	163	136,777	9.2%
2023	n/a	8,054,094	n/a	8,364,122	1,699,688	1,762,437	110	115	93,358	5.0%
2022	6,276,069	9,204,332	6,757,452	8,973,854	1,851,310	1,867,071	115	110	310,991	53.7%
2021	8,528,433	n/a	10,373,072	n/a	1,766,966	1,433,322	114	104	70,027	3.9%

[1] Lisa W. Wardell is the First PEO for each of the years shown. Stephen W. Beard is the Second PEO for each of the years shown. The following non-PEO NEOs are included in the average amounts shown:

2024: Robert J. Phelan, Douglas G. Beck, Michael Betz, Maurice Herrera
2023: Robert J. Phelan, Douglas G. Beck, Maurice Herrera, and Steven Tom
2022: Robert J. Phelan, Douglas G. Beck, John W. Danaher, and Maurice Herrera
2021: Robert J. Phelan, Stephen W. Beard, Douglas G. Beck, Kathy Boden-Holland, and Michael O. Randolfi

[2] The following tables show amounts deducted from and added to the SCT total to calculate CAP. The fair value of the equity awards was determined consistent with the methodology used to determine the grant date fair value of the awards, with values changing primarily due to the change in stock price and our performance on the metrics applicable to those awards.

First PEO SCT Total to CAP Reconciliation:

Fiscal Year	SCT Total for First PEO ($)	Less: SCT Total Equity (Stock Awards + Option Awards) ($)	Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($)	Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($)	Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($)	Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($)	Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($)	CAP to First PEO ($)
2024	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	6,276,069	(4,999,803)	5,167,325	—	190,398	123,463	—	6,757,452
2021	8,528,433	(5,785,373)	6,891,998	—	630,983	107,031	—	10,373,072

Second PEO SCT Total to CAP Reconciliation:

Fiscal Year	SCT Total for Second PEO ($)	Less: SCT Total Equity (Stock Awards + Option Awards) ($)	Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($)	Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($)	Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($)	Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($)	Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($)	CAP to Second PEO ($)
2024	14,302,581	(10,499,903)	17,212,207	—	8,342,349	675,507	—	30,032,741
2023	8,054,094	(5,808,957)	6,417,116	—	(286,448)	(11,683)	—	8,364,122
2022	9,204,332	(8,019,699)	7,168,073	625,000	53,564	(57,416)	—	8,973,854
2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Non-PEO NEOs Average SCT Total to Average CAP Reconciliation:

Fiscal Year	Average SCT Total for non-PEO NEOs ($)	Less: SCT Total Equity (Stock Awards + Option Awards) ($)	Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($)	Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($)	Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($)	Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($)	Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($)	Average CAP to non-PEO NEOs ($)
2024	2,390,184	(986,649)	1,609,794	—	821,826	239,781		4,074,936
2023	1,699,688	(559,281)	617,862	—	(36,114)	40,282	—	1,762,437
2022	1,851,310	(1,047,505)	1,078,377	—	3,532	(18,643)	—	1,867,071
2021	1,766,966	(1,034,209)	1,159,225	—	58,941	22,460	(540,061)	1,433,322

[3] Adtalem Total Shareholder Return ("TSR") and Peer Group TSR assume a respective investment of $100 on June 30, 2020 in common stock and also assumes the reinvestment of dividends. Additionally, the Peer Group is weighted by the market capitalization of each component company. The Peer Group consists of American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA). It is consistent with the Peer Group described in our Form 10-K for fiscal year 2024.

[4] Adtalem acquired Walden University on August 12, 2021 (during fiscal year 2022) and the timing of the acquisition is impacting Adtalem's revenue growth percentages in fiscal year 2022 and 2023.

MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

Included below are the most important metrics used to link CAP to our NEOs for fiscal year 2024 and company performance.

- Revenue Growth (which we selected as the "company selected measure" for purposes of the table set forth above
- Revenue
- Adjusted earnings per share
- Adjusted EBITDA margin

Please see "Compensation Discussion & Analysis" for a description of our short-term and long-term executive compensation plans and our pay-for-performance philosophy, including more information on these performance measures and how they are taken into account in our executive compensation plans in determining compensation for our NEOs.

RELATIONSHIP BETWEEN "COMPENSATION ACTUALLY PAID" AND COMPANY PERFORMANCE

Below are graphs showing the relationship between CAP to our First PEO, Second PEO, and the average of the CAP to our non-PEO NEOs in 2021, 2022, 2023, and 2024 and (1) Adtalem TSR, (2) our Net Income, and (3) our Revenue Growth. In addition, the first graph below compares our TSR and peer group TSR for the indicated years.







The foregoing disclosures related to Pay Versus Performance shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement by reference into any other Adtalem filing under the Securities Act or under the Exchange Act, except to the extent that Adtalem specifically incorporates the information by reference.

EQUITY COMPENSATION PLAN INFORMATION

Adtalem currently maintains two equity compensation plans: the Amended and Restated Incentive Plan of 2005 and the Fourth Amended 2013 Incentive Plan. Adtalem's shareholders have approved each of these plans.

The following table summarizes information, as of June 30, 2024, relating to these equity compensation plans under which Adtalem's Common Stock is authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, awards, warrants and rights (a)[1]	Weighted-average exercise price of outstanding options, awards, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)[2]
Equity compensation plans approved by security holders	1,935,954	$ 37.34	2,106,199
Equity compensation plans not approved by security holders	—	—	—
Total	1,935,954	$ 37.34	2,106,199

[1] The number shown in column (a) is the number of shares that may be issued upon exercise of outstanding options and other equity awards granted under the Fourth Amended 2013 Incentive Plan.

[2] The number shown in column (c) is the number of shares that may be issued upon exercise of options or stock appreciation rights and other equity awards granted in the future under the Fourth Amended 2013 Incentive Plan. All of the shares remaining available for the grant of future awards of options, awards, warrants, and rights are available under the Fourth Amended 2013 Incentive Plan.

Voting Securities and Principal Holders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by each person known by Adtalem to own beneficially more than 5% of our Common Stock, in each case as of September 30, 2024, except as otherwise noted.

Name	Amount and Nature of Beneficial Ownership	Percentage Ownership[1]
BlackRock, Inc.	6,299,169 [2]	15.8%
The Vanguard Group	4,321,453 [3]	10.9%
Ariel Investments, LLC	2,772,618 [4]	7.0%
Dimensional Fund Advisors LP	3,377,396 [5]	8.5%

[1] The percentage of beneficial ownership is based on 37,778,262 shares of Common Stock outstanding as of September 30, 2024.

[2] The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the SEC on January 22, 2024, indicating its beneficial ownership as of December 31, 2023 of 6,299,169 shares. BlackRock reported that it has sole voting power over 6,099,337 of these shares and sole dispositive power over all of these shares. The address of the principal business office of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

[3] The information shown was provided by The Vanguard Group in a Schedule 13G/A it filed with the SEC on February 13, 2024, indicating its beneficial ownership as of December 29, 2023 of 4,321,453 shares. The Vanguard Group reported that it did not have sole voting power over any of these shares, shared voting power over 41,822 of these shares, sole dispositive power over 4,236,825 of these shares and shared dispositive power over 84,628 of these shares. The address of the principal business office of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[4] The information shown was provided by Ariel Investments, LLC in a Schedule 13G/A it filed with the SEC on February 14, 2024, indicating its beneficial ownership as of December 31, 2023 of 2,772,618 shares. Ariel Investments, LLC reported that it has sole voting power over 2,487,415 of these shares and sole dispositive power over 2,772,618 of these shares. The address of the principal business office of Ariel Investments, LLC is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.

[5] The information shown was provided by Dimensional Fund Advisors LP in a Schedule 13G/A it filed with the SEC on February 9, 2024, indicating its beneficial ownership as of December 29, 2023 of 3,377,396 shares. Dimensional Fund Advisers reported that it has sole voting power over 3,329,644 of these shares and sole dispositive power over all of these shares. The address of the principal business office of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

SECURITY OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (1) each person who served as a director of Adtalem during fiscal year 2024, (2) each NEO, and (3) all directors and executive officers of Adtalem as a group, in each case as of September 30, 2024. Adtalem believes that each individual named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by such person, except as

Voting Securities and Principal Holders

otherwise noted. Unless otherwise indicated, the address of each beneficial owner in the table below is care of Adtalem Global Education Inc. 500 West Monroe Street, Suite 1300, Chicago, Illinois 60661.

Name of Beneficial Owner	Common Stock Beneficially Owned Excluding Options, RSUs, and PSUs[1]	Stock Options Exercisable as of September 30, 2024 and RSUs and PSUs Scheduled to Vest within 60 days of September 30, 2024[1]	Total Common Stock Beneficially Owned	Percentage Ownership[2]
Non-Employee Directors				
William W. Burke	12,321	2,530	14,851	*
Mayur Gupta	4,840	2,530	7,370	*
Donna J. Hrinak	13,996	2,530	16,526	*
Georgette Kiser	13,064	2,530	15,594	*
Liam Krehbiel	11,917	2,530	14,447	*
Michael W. Malafronte	100,354	2,530	102,884	*
Sharon L. O'Keefe	11,062	2,530	13,592	*
Kenneth J. Phelan	14,820	2,530	17,350	*
Betty Vandenbosch	—	—	—	*
Lisa W. Wardell	94,415	55,770	107,230	*
Named Executive Officers				
Stephen W. Beard	184,787	129,781	277,566	*
Robert J. Phelan	24,531	9,563	41,305	*
Douglas G. Beck	24,040	6,206	38,247	*
Michael Betz	11,310	—	17,311	*
Maurice Herrera	—	9,850	14,750	*
All directors and executive officers as a group (22 Persons)	554,735	264,516	761,379	2.0%

* Represents less than 1% of the outstanding Common Stock.

[1] "Common Stock Beneficially Owned Excluding Options, RSUs, and PSUs" includes stock held in joint tenancy, stock owned as tenants in common, stock owned or held by spouse or other members of the holder's household, and stock in which the holder either has or shares voting and/or investment power, even though the holder disclaims any beneficial interest in such stock. Options exercisable as of September 30, 2024 and RSUs and PSUs that are scheduled to vest within 60 days after September 30, 2024 are shown separately in the "Stock Options Exercisable as of September 30, 2024 and RSUs and PSUs Scheduled to Vest within 60 days of September 30, 2024" column.

[2] In accordance with SEC rules, the securities reflected in the "Stock Options Exercisable as of September 30, 2024 and RSUs and PSUs Scheduled to Vest within 60 days of September 30, 2024" column are deemed to be outstanding for purposes of calculating the percentage of outstanding securities owned by such person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person. The percentages of beneficial ownership set forth below are calculated as of September 30, 2024 based on outstanding shares of 37,778,262.

Additional Information

VOTING INSTRUCTIONS

You may vote shares of Common Stock that you owned as of September 30, 2024, which is the record date for the Annual Meeting. You may vote the following ways:

   

BY TELEPHONE	**BY INTERNET**	**BY MAIL**	**VIRTUALLY**
In the United States or Canada, you can vote your shares by calling 1-800-690-6903	You can vote your shares online at www.proxyvote.com	You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the accompanying postage-paid envelope	Attend the Annual Meeting online at www.virtualshareholdermeeting.com/ATGE2024.

For telephone and internet voting, you will need the 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials.

Telephone and internet voting are available through 11:59 p.m. Eastern Time on Tuesday, November 12, 2024.

If you sign and return your proxy card but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted:

- **FOR** the election of the ten nominees recommended for election to the Board;

- **FOR** ratification of PwC as Adtalem's independent registered public accounting firm for 2025;

- **FOR** approval of the compensation paid to Adtalem's named executive officers during 2024; and

- With respect to any other matters properly presented at the Annual Meeting, the proxy committee appointed by the Board (and each of them with full powers of substitution) will vote in accordance with the Board's recommendation, or if no recommendation is given, in their own discretion.

Attending the Annual Meeting

To join the Annual Meeting, login at www.virtualshareholdermeeting.com/ATGE2024. You will need the 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials. The Annual Meeting will begin at 8:00 a.m. Central Standard Time on November 13, 2024. Online check-in will be available beginning at 7:45 a.m. Central Standard Time to allow for shareholders to log in and test the computer audio system. Please allow ample time for the online check-in process. A replay of the Annual Meeting will also be posted on our website at www.adtalem.com for at least thirty (30) days after the meeting concludes.

Voting at the Annual Meeting

The way you vote your shares prior to the Annual Meeting will not limit your right to change your vote at the Annual Meeting if you attend virtually and vote by ballot. If you hold shares in street name and you want to vote at the Annual Meeting, you must obtain a valid legal proxy from the record holder of your shares at the close of business on the record date indicating that you were a beneficial owner of shares, as well as the number of shares of which you were the beneficial owner, on the record date, and appointing you as the record holder's proxy to vote these shares. You should contact your bank, broker, or other intermediary for specific instructions on how to obtain a legal proxy.

Record Date

You may vote all shares of Common Stock that you owned as of the close of business on September 30, 2024, which is the record date for the Annual Meeting. On the record date, we had 37,778,262 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Submitting A Question at the Annual Meeting

You may submit a question before the meeting or during the meeting via our virtual shareholder meeting website, www.virtualshareholdermeeting.com/ATGE2024. In light of the number of business items on the meeting agenda and the need to conclude the meeting within a reasonable period of time, we cannot ensure that every shareholder who wishes to have a question or comment addressed during the meeting will be able to do so. We also reserve the right to exclude questions that

relate to personal matters or are not relevant to meeting matters. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting.

Technical Difficulties During the Annual Meeting

If we experience technical difficulties during the Annual Meeting (e.g., a temporary or prolonged power outage), our Chairman will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later date (if the technical difficulty is more prolonged). In any situation, we will promptly notify shareholders of the decision via www.virtualshareholdermeeting.com/ATGE2024.

If you encounter technical difficulties accessing our Annual Meeting or asking questions during the Annual Meeting, a support line will be available on the login page of the virtual shareholder meeting website: www.virtualshareholdermeeting.com/ATGE2024.

Ownership of Shares

You may own shares of Common Stock in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through our Colleague Stock Purchase Plan or RSU awards issued to employees under our long-term incentive plans.

- Indirectly through a broker, bank or other intermediary in "street name."

- Indirectly through the Adtalem Stock Fund of our Retirement Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent. If you hold your shares in street name, your broker, bank, or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted at the Annual Meeting if you:

- Submit a written revocation to our General Counsel and Corporate Secretary,

- Submit a later-dated proxy or voting instruction form,

- Provide subsequent telephone or internet voting instructions, or

- Vote virtually at the Annual Meeting.

VOTING INFORMATION

Effect of Not Casting Your Vote

If you hold your shares in street name, you will receive a voting instruction form that lets you instruct your bank, broker, or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions are not received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" matter on this year's Annual Meeting agenda is Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm).

If you hold your shares in street name, and you wish to have your shares voted on all matters in this Proxy Statement, please complete and return your voting instruction form. If you do not return your voting instruction form, your shares will not be voted on any matters with the exception that your broker may vote in its discretion on Proposal No. 2. If you are a shareholder of record and you do not cast your vote, your shares will not be voted on any of the proposals at the Annual Meeting, which will have no effect on the outcome of any of the proposals.

If you are the holder of record of your shares and you return your proxy to us by any of these means outlined above under the heading "Voting Instructions" without choices for any proposal, the proxy committee appointed by the Board will vote your shares on the unmarked proposals in accordance with the Board's recommendation. Abstentions, directions to withhold authority, and broker non-votes (when a named entity holds shares for a beneficial owner who has not provided voting instructions) will be considered present at the Annual Meeting for purposes of a quorum.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the Annual Meeting, either virtually or by proxy. At the 2024 Annual Meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and Delaware corporate law:

	PROPOSAL	VOTE REQUIRED	EFFECT OF ABSTENTION	EFFECT OF BROKER NON-VOTE*
1	**Election of directors**	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
2	**Ratify selection of PwC as independent registered public accounting firm***	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
3	**Advisory vote to approve the compensation of our named executive officers****	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome

* A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under "Effect of Not Casting Your Vote" above, your broker may vote in its discretion only on Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm). Because brokers are entitled to vote on Proposal No. 2 without voting instructions from the beneficial owner, there will be no broker non-votes on this proposal.

** Advisory/Non-binding. In accordance with Adtalem's Restated Certificate of Incorporation, a majority of the shares represented and entitled to vote at the Annual Meeting must be voted "FOR." Notwithstanding the foregoing, Adtalem will take into account the weight of investor support for the compensation for its NEOs based on the percentage of shares that are present at the meeting or represented by proxy at the meeting and entitled to vote on the proposal that have voted "FOR" the proposal. In evaluating the weight of investor support for the compensation of Adtalem's NEOs, abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

PROXY SOLICITATION

Officers and other employees or agents of Adtalem may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the internet without additional compensation. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Adtalem also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Adtalem will reimburse these intermediaries for reasonable out-of-pocket expenses. We have hired Innisfree M&A Incorporated to help us distribute and solicit proxies. Adtalem will pay Innisfree $20,000 plus expenses for these services. Adtalem will pay the cost of all proxy solicitation.

SHAREHOLDER PROPOSALS FOR 2025 ANNUAL MEETING

Shareholder proposals intended to be presented at the 2025 Annual Meeting of Shareholders in reliance on Rule 14a-8 under the Exchange Act must be received by Adtalem no later than June 13, 2025, to be eligible for inclusion in the proxy statement and form of proxy for the meeting. Any such proposal also must meet the other requirements of the rules of the SEC relating to shareholder proposals. Also, under Adtalem's By-Laws, other proposals and director nominations by shareholders that are not included in the proxy statement will be considered timely and may be eligible for presentation at that meeting only if they are received by Adtalem in the form of a written notice, directed to the attention of Adtalem's General Counsel and Corporate Secretary, not later than June 13, 2025. The notice must contain the information required by the By-Laws. See "Shareholder Nominations; Proxy Solicitation by Shareholders."

AVAILABILITY OF FORM 10-K

A copy of Adtalem's 2024 Annual Report on Form 10-K (including the financial statements), as filed with the SEC, may be obtained without charge upon written request to the attention of Adtalem's General Counsel and Corporate Secretary at Adtalem Global Education Inc., 500 West Monroe Street, Suite 1300, Chicago, IL 60661. A copy of Adtalem's Form 10-K and other periodic filings also may be obtained on Adtalem's investor relations website at investors.adtalem.com/financials/sec-filing and from the SEC's EDGAR database at www.sec.gov.

HOUSEHOLDING

Adtalem delivers only one Notice of Annual Meeting and Proxy Statement and the 2024 Annual Report to multiple shareholders sharing the same address unless it has received different instructions from one or more of them. This method of delivery is known as "householding." Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Adtalem will, upon written or oral request, promptly deliver a separate copy of the Notice of Annual Meeting and Proxy Statement and 2024 Annual Report to a shareholder at a shared address. If you would like to change your householding election, request that a single copy of this or future proxy materials be sent to your address, or request a separate copy of this or future proxy materials, you should submit this request by writing Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling 1-866-540-7095.

DELINQUENT SECTION 16(a) REPORTS

Under U.S. securities laws, directors, certain officers, and persons holding more than 10% of our common stock must report their initial ownership of our common stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements for fiscal year 2024 were complied with by each person who at any time during fiscal year 2024 fiscal year was a director or an executive officer or held more than 10% of our common stock.

OTHER BUSINESS

The Board is aware of no other matter that will be presented for action at this Annual Meeting. If any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, the proxy committee will vote and act according to their best judgment.

By Order of the Board of Directors

Douglas G. Beck
Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services

Appendix A – Summary of Special Items Excluded for Performance Assessment

The Compensation Committee has the discretion to adjust the financial inputs used in calculating the target award percentages for the MIP and long-term incentive plans. The Compensation Committee evaluates potential adjustments using the following framework:

1. Align treatment with shareholders' view of results;

2. Encourage management to make the best long-term decisions for Adtalem's stakeholders; and

3. Remain generally consistent with past practice.

ROIC, which is used as a performance threshold for PSUs granted in fiscal year 2022 and is expressed as a percentage, is calculated as Adjusted Net Income divided by the average of the beginning and ending balances of the summation of long-term debt and shareholders' equity.

RECONCILIATION OF FISCAL YEAR 2024 ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE FOR PERFORMANCE ASSESSMENTS TO REPORTED NET INCOME AND EARNINGS PER SHARE

For fiscal year 2024, Adtalem's calculation of adjusted net income, which is a performance metric factoring in ROIC and adjusted earnings per share, which is a performance metric factoring in the determination of MIP payouts, were adjusted from reported net income and earnings per share for the following special items:

- Exclusion of restructuring expense primarily related to real estate consolidations at Walden and Adtalem's home office;

- Exclusion of business integration expense, which includes expenses related to the Walden acquisition and certain costs related to growth transformation initiatives;

- Exclusion of intangible amortization expense on acquired intangible assets;

- Exclusion of write-off of debt discount and issuance costs related to prepayments of debt, reserves related to significant litigation, loss on assets held for sale related to a fair value write-down on assets, and debt modification costs related to refinancing our Term Loan B loan;

- Exclusion of tax benefit due to change in unrecognized tax benefits; and

- Exclusion of discontinued operations, primarily from costs related to DeVry University and Carrington College.

- In addition, for the determination of ROIC, the inclusion of the target net income impact related to the Financial Services segment divestiture.

The following table reconciles these adjustments to the most directly comparable GAAP information:

	in thousands		per share	
Net income, as reported	$	136,777	$	3.39
Exclusions:				
Restructuring charges (pretax)	$	1,870	$	0.05
Business integration expense (pretax)	$	34,215	$	0.85
Intangible amortization expense (pretax)	$	35,644	$	0.88
Write-off of debt discount and issuance costs, litigation reserve, loss on assets held for sale, and debt modification costs (pretax)	$	21,108	$	0.52
Tax benefit due to change in unrecognized tax benefits	$	(5,657)	$	(0.14)
Income tax impact of above exclusions	$	(23,104)	$	(0.57)
Discontinued operations (after tax)	$	936	$	0.02
Net income, as adjusted for determination of MIP payout	$	201,789	$	5.01
Inclusion of Financial Services (target estimate)	$	33,000		
Net income, as adjusted for determination of ROIC	$	234,789		
Long-term debt and shareholders' equity:				
Fiscal year 2024, as reported	$	2,027,418		
Fiscal year 2023, as reported	$	2,165,619		
Average for determination of ROIC	$	2,096,519		
ROIC		11.2%		

Appendix A – Summary of Special Items Excluded for Performance Assessment

FISCAL YEAR 2024 FCF PER SHARE FOR PERFORMANCE ASSESSMENTS

For fiscal year 2024, Adtalem's calculation of adjusted FCF was adjusted for the cash impact from special items (as discussed above).

	(in thousands, except per share amounts)
Net cash provided by operating activities-continuing operations	$ 288,367
Capital expenditures	$ (48,893)
FCF	$ 239,474
Cash impact from special items	$ 1,179
Inclusion of Financial Services (target estimate)	$ 45,600
FCF, as adjusted for determination of FCF	$ 286,253
Diluted shares	$ 40,307
FCF per share	$ 7.10

RECONCILIATION OF FISCAL YEAR 2023 ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE FOR PERFORMANCE ASSESSMENTS TO REPORTED NET INCOME AND EARNINGS PER SHARE

For fiscal year 2023, Adtalem's calculation of adjusted net income, which is a performance metric factoring in ROIC and adjusted earnings per share, which is a performance metric factoring in the determination of MIP payouts, were adjusted from reported net income and earnings per share for the following special items:

- Exclusion of restructuring expense primarily related to plans to achieve synergies with the Walden acquisition and real estate consolidations at Walden, Medical and Veterinary, and Adtalem's home office;

- Exclusion of business integration expense, which includes expenses related to the Walden acquisition and certain costs related to growth transformation initiatives;

- Exclusion of intangible amortization expense on acquired intangible assets;

- Exclusion of gain on sale of assets for Adtalem's Chicago, Illinois campus facility;

- Exclusion of write-off of debt discount and issuance costs and gain on extinguishment of debt related to prepayments of debt, reserves related to significant litigation, and impairment of an equity investment; and

- Exclusion of discontinued operations, primarily from costs related to DeVry University and Carrington College.

- In addition, for the determination of ROIC, the inclusion of the target net income impact related to the Financial Services segment divestiture.

The following table reconciles these adjustments to the most directly comparable GAAP information:

	in thousands		per share	
Net income, as reported	$	93,358	$	2.05
Exclusions:				
Restructuring charges (pretax)	$	18,817	$	0.41
Business integration expense (pretax)	$	42,661	$	0.94
Intangible amortization expense (pretax)	$	61,239	$	1.34
Gain on sale of assets (pretax)	$	(13,317)	$	(0.29)
Write-off of debt discount and issuance costs, gain on extinguishment of debt, litigation reserve, and investment impairment (pretax)	$	19,226	$	0.42
Income tax impact of above exclusions	$	(31,997)	$	(0.70)
Discontinued operations (after tax)	$	8,394	$	0.18
Net income, as adjusted for determination of MIP payout	$	198,381	$	4.35
Inclusion of Financial Services (target estimate)	$	33,000		
Net income, as adjusted for determination of ROIC	$	231,381		
Long-term debt and shareholders' equity:				
Fiscal year 2023, as reported	$	2,165,619		
Fiscal year 2022, as reported	$	2,364,282		
Average for determination of ROIC	$	2,264,951		
ROIC		10.2%		

FISCAL YEAR 2023 FCF PER SHARE FOR PERFORMANCE ASSESSMENTS

For fiscal year 2023, Adtalem's calculation of adjusted FCF was adjusted for the cash impact from special items (as discussed above).

	(in thousands, except per share amounts)	
Net cash provided by operating activities-continuing operations	$	205,684
Capital expenditures	$	(37,008)
FCF	$	168,676
Cash impact from special items	$	25,707
Inclusion of Financial Services (target estimate)	$	45,600
FCF, as adjusted for determination of FCF	$	239,983
Diluted shares		45,600
FCF per share	$	5.26

RECONCILIATION OF FISCAL YEAR 2022 ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE FOR PERFORMANCE ASSESSMENTS TO REPORTED NET INCOME AND EARNINGS PER SHARE

For fiscal year 2022, Adtalem's calculation of adjusted net income, which is a performance metric factoring in ROIC and adjusted earnings per share, which is a performance metric factoring in the determination of MIP payouts, were adjusted from reported net income and earnings per share for the following special items:

- Exclusion of deferred revenue adjustment related to a revenue purchase accounting adjustment to record Walden University's deferred revenue at fair value;

- Exclusion of CEO transition costs related to acceleration of stock-based compensation expense;

- Exclusion of restructuring expense primarily related to plans to achieve synergies with the Walden acquisition and real estate consolidations at Medical and Veterinary and Adtalem's home office;

- Exclusion of business acquisition and integration expense, which includes expenses related to the Walden acquisition;

- Exclusion of intangible amortization expense on acquired intangible assets;

- Exclusion of pre-acquisition interest expense, write-off of debt discount and issuance costs, and gain on extinguishment of debt, which relates to financing arrangements in connection with the Walden acquisition and prepayment of debt;

- Exclusion of interest savings from debt prepayments; and

- Exclusion of discontinued operations, primarily from the operations of Financial Services and costs related to DeVry University.

- In addition, for the determination of ROIC, the inclusion of the actual net income impact related to the Financial Services segment realized within discontinued operations prior to its divestiture on March 10, 2022.

Appendix A – Summary of Special Items Excluded for Performance Assessment

The following table reconciles these adjustments to the most directly comparable GAAP information:

	in thousands		per share	
Net income	$	317,705	$	6.57
Exclusions:				
Deferred revenue adjustment (pretax)	$	8,561	$	0.18
CEO transition costs (pretax)	$	6,195	$	0.13
Restructuring charges (pretax)	$	25,628	$	0.53
Business acquisition and integration expense (pretax)	$	53,198	$	1.09
Intangible amortization expense (pretax)	$	97,274	$	1.99
Pre-acquisition interest expense, write-off of debt discount and issuance costs, and gain on extinguishment of debt (pretax)	$	48,804	$	1.00
Debt prepayment interest savings (pretax)	$	(12,420)	$	(0.25)
Income tax impact of above exclusions	$	(48,489)	$	(0.99)
Discontinued operations (after tax)	$	(347,532)	$	(7.18)
Net income, as adjusted for determination of MIP Payout	$	148,924	$	3.05
Inclusion of Financial Services	$	33,070		
Net income, as adjusted for determination of ROIC	$	181,994		
Long-term debt and shareholder's equity:				
Fiscal year 2022, as reported	$	2,364,282		
Fiscal year 2021, as reported	$	2,392,070		
Average for determination of ROIC	$	2,378,176		
ROIC		7.7%		

FISCAL YEAR 2022 FCF PER SHARE FOR PERFORMANCE ASSESSMENTS

For fiscal year 2022, Adtalem's calculation of adjusted FCF was adjusted for the cash impact from special items (as discussed above).

	(in thousands, except per share amounts)	
Net cash provided by operating activities-continuing operations	$	163,825
Capital expenditures	$	(31,054)
FCF	$	132,771
Cash impact from special items	$	48,294
Cash impact from debt prepayment interest savings	$	(3,607)
Inclusion of Financial Services	$	29,792
FCF, as adjusted for determination of FCF	$	207,250
Diluted shares	$	48,804
Free cash flow per share, as adjusted	$	4.25

We believe that certain non-GAAP financial measures provide investors with useful supplemental information regarding the underlying business trends and performance of Adtalem's ongoing operations as seen through the eyes of management and are useful for period-over-period comparisons. We use these supplemental non-GAAP financial measures internally in our assessment of performance and budgeting process. However, these non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The following are non-GAAP financial measures used in this Proxy Statement: Adjusted Earnings Per Share, Free Cash Flow Per Share, Adjusted Net Income, and Adjusted EBITDA Margin.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-13988

Adtalem Global Education Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-3150143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 West Monroe Street **Chicago, Illinois**	**60661**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number; including area code (312) 651-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	**ATGE**	**New York Stock Exchange**
Common stock, $0.01 par value per share	**ATGE**	**Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2023, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $2,277,779,425, based on the closing price of the registrant's common stock on December 29, 2023, the last trading day of the registrant's most recently completed second fiscal quarter.

As of July 31, 2024, there were 37,689,832 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the registrant's definitive proxy statement with respect to the 2024 annual meeting of shareholders (the "Proxy Statement"), to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended June 30, 2024.

Adtalem Global Education Inc.
Form 10-K
Table of Contents

Cautionary Disclosure Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact, which includes statements regarding Adtalem's future growth. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "future," "believe," "expect," "anticipate," "estimate," "plan," "intend," "may," "will," "would," "could," "can," "continue," "preliminary," "range," and similar terms. These forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include the risk factors described in Item 1A. "Risk Factors," which should be read in conjunction with the forward-looking statements in this Annual Report on Form 10-K. These forward-looking statements are based on information available to us as of the date any such statements are made, and Adtalem assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized, except as required by law.

PART I

Item 1. Business

Overview

In this Annual Report on Form 10-K, Adtalem Global Education Inc., together with its subsidiaries, is collectively referred to as "Adtalem," "we," "our," "us," or similar references. Adtalem was incorporated under the laws of the State of Delaware in August 1987. Our executive offices are located at 500 West Monroe Street, Chicago, Illinois, 60661, and the telephone number is (312) 651-1400.

Adtalem is the leading healthcare educator in the U.S and a systemically important solution for preparing a diverse talent workforce that meets the needs of the healthcare industry. The purpose of Adtalem is to empower students to achieve their goals, find success, and make inspiring contributions to our global community.

The Adtalem family of institutions offers programs with a focus in healthcare, including nursing, medicine, veterinary medicine, social and behavioral sciences, and more. Adtalem operates through five institutions: Chamberlain University ("Chamberlain"), Walden University ("Walden"), American University of the Caribbean School of Medicine ("AUC"), Ross University School of Medicine ("RUSM"), and Ross University School of Veterinary Medicine ("RUSVM"), which comprises more than 80,000 students learning at multiple campuses and online. Adtalem's institutions have an alumni community of over 300,000.

Adtalem is a mission driven organization, committed to advancing health equity, addressing social determinates of health and delivering highly qualified healthcare clinicians to urban and rural communities as a scaled provider of workers to the U.S. healthcare system.

Adtalem remains focused on expanding access to aspiring students through a seamless student experience, leveraging innovative learning technologies, diversifying into new program areas, and integrating our five institutions, providing the infrastructure necessary to meet the needs of where, when, and how students learn best.

Adtalem aims to create value for society and its stakeholders by offering responsive educational programs that are supported by exceptional services to its students and delivered with integrity and accountability. Towards this vision, Adtalem is proud to play a vital role in expanding access to higher education.

On August 12, 2021, Adtalem completed its $1.5 billion acquisition of all the issued and outstanding equity interest in Walden e-Learning, LLC, a Delaware limited liability company ("e-Learning"), and its subsidiary, Walden University, LLC, a Florida limited liability company, from Laureate Education, Inc. ("Laureate" or "Seller").

On March 10, 2022, Adtalem completed the sale of Association of Certified Anti-Money Laundering Specialists ("ACAMS"), Becker Professional Education ("Becker,") and OnCourse Learning ("OCL") for $962.7 million, net of cash

of $21.5 million, subject to post-closing adjustments. On June 17, 2022, Adtalem completed the sale of EduPristine for de minimis consideration.

<u>**Segments Overview**</u>

We present three reportable segments as follows:

Chamberlain – Offers degree and certificate programs in the nursing and health professions postsecondary education industry.

Walden – Offers degree and certificate programs, including those in nursing, education, counseling, business, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

Medical and Veterinary – Offers degree and certificate programs in the medical and veterinary postsecondary education industry. This segment includes the operations of AUC, RUSM, and RUSVM, which are collectively referred to as the "medical and veterinary schools."

Chamberlain

Chamberlain was founded in 1889 as Deaconess College of Nursing and acquired by Adtalem in 2005. In May 2017, Chamberlain College of Nursing broadened its reach in healthcare education through the establishment of Chamberlain University and now offers its programs through its College of Nursing and College of Health Professions.

Chamberlain's nursing degree offerings include a three-year onsite and online pre-licensure Bachelor of Science in Nursing ("BSN") degree, an online post-licensure BSN degree completion option for Registered Nurses ("RN-BSN"), an online Master of Science in Nursing ("MSN") degree, including Nurse Practitioner tracks and other specialties, and the online Doctor of Nursing Practice ("DNP") degree.

Through its College of Health Professions, Chamberlain offers an online Master of Public Health ("MPH") degree program, an online Master of Social Work ("MSW") degree program, and an onsite Master of Physician Assistant Studies ("MPAS") degree program at the Chicago, Illinois campus.

Chamberlain provides an educational experience distinguished by a high level of care for students, academic excellence, and integrity delivered through its 23 campuses and online. Chamberlain is committed to graduating health professionals who are empowered to transform healthcare worldwide. Chamberlain had 36,750 students enrolled in the May 2024 session, an increase of 10.4% compared to the same session last year.

Chamberlain's pre-licensure BSN program enables students to complete their degree in three years of full-time study as opposed to the typical four-year BSN program with summer breaks. Beginning in September 2019, Chamberlain began offering an evening/weekend BSN option at select campuses. In September 2020, Chamberlain launched its online BSN option that offers a blend of flexibility, interactivity, and experiential learning.

Students who already have passed their National Council Licensure Examination ("NCLEX") exam and achieved RN designation through a diploma or associate degree can complete their BSN degree online through Chamberlain's RN-BSN completion option in three semesters of full-time study, although most students enroll part-time while they continue working as nurses.

The online MSN degree program offers five non-direct-care specialty tracks: Nurse Educator, Nurse Executive, Nursing Informatics, Population Health, and Healthcare Policy. The accelerated MSN program offers a Clinical Nurse Leadership concentration. The accelerated RN-MSN program offers associate or diploma-prepared RNs an opportunity to earn an MSN versus a BSN with the option of completing the Advanced Generalist concentration in one year of full-time study and the Clinical Nurse Leadership concentration in one and a half years of full-time study.

Chamberlain also offers four direct-care nurse practitioner tracks: Family Nurse Practitioner ("FNP"), Adult-Gerontology Acute Care Nurse Practitioner ("AGACNP"), Adult-Gerontology Primary Care Nurse Practitioner

("AGPCNP"), and Psychiatric-Mental Health Nurse Practitioner ("PMHNP"). The FNP, AGPCNP, AGACNP, and PMHNP, programs are designed to be completed in two and a half years of part-time study.

The online DNP degree program is based on the eight essentials of doctoral education outlined by the American Association of Colleges of Nursing ("AACN"). The program can be completed in five to six semesters of study.

Chamberlain's College of Health Professions MPH degree program focuses on preparing students through interdisciplinary coursework to become public health practitioners serving communities and populations to promote healthy communities and to work to address health problems and health-related issues such as disease, poverty, health access disparities, and violence. The MSW degree program aims to develop and empower students to be agents of social change in their communities and throughout the world. The MSW degree program prepares students for generalist or specialized practice and offers three tracks, including Crisis and Response Interventions, Trauma, and Medical Social Work. The program offers both a traditional and advanced standing option. The advanced standing option is for students who have completed a baccalaureate degree in social work. The MPAS degree program prepares students for the practice of general medicine as Physician Assistants in collaboration with a licensed physician and healthcare team and is designed to be completed in two years.

Student Admissions and Admissions Standards

Pre-Licensure BSN Program

The Chamberlain undergraduate pre-licensure admission process comprises two phases: Academic Eligibility and Clinical Clearance. Applicants must complete both to be eligible for admission. Determining Academic Eligibility is the role of the Chamberlain BSN Unified Admission Committee. The committee reviews applicants using a weighted evaluation system that considers several factors which may include previous coursework, grade point average, ACT/SAT scores and Health Education Systems, Inc. ("HESI") Admission Assessment (A2) scores. All applicants deemed academically eligible by the committee must initiate drug, background, and fingerprint screenings, and clear all screenings within 120 days of the session start date. Applicants who enroll in the original session applied for may be granted full acceptance by signing a self-attestation and disclosure indicating their ability to clear all screenings within 120 days of the session start date. Chamberlain enrolls students in its pre-licensure program at least three times per year, during the January, May, and September sessions and select campuses may offer additional opportunities to start.

RN-BSN Option

Admission to the RN-BSN option requires a nursing diploma or Associate Degree in Nursing from an accredited institution, a minimum grade point average of 2.0, and a current, active, unrestricted RN license in the U.S. or other jurisdiction that is an associate member of the National Council of State Boards of Nursing ("NCSBN"). Chamberlain enrolls students in its RN-BSN program six times per year, during the January, March, May, July, September, and November sessions.

Graduate Programs

To enroll in graduate programs, students must have the requisite undergraduate academic degree from an accredited institution and a specified minimum grade point average. Applicants to some programs are also required to provide additional materials and information such as recommendation letters or background checks and/or interview with and be approved by faculty.

Chamberlain enrolls students in its graduate nursing, MPH, and MSW programs six times per year, during the January, March, May, July, September, and November sessions. Chamberlain enrolls students in its graduate MPAS program once a year in the September session.

Walden

For more than 50 years, Walden has provided an engaging learning experience for working professionals. Walden's mission is to provide a diverse community of career professionals with the opportunity to transform themselves as scholar-practitioners so that they can effect positive social change. Walden seeks to empower students to use their new knowledge

to think creatively about problem-solving for social good. This mission of education as applied to promoting social good has allowed Walden to attract an extraordinary community of students and faculty members who share a commitment to using knowledge to create real and lasting positive social change.

Founded in 1970 and first accredited by the Higher Learning Commission ("HLC") in 1990, Walden has a strong legacy of providing innovative and alternative degree programs for adult students. Walden has grown to support more than 100 degree and certificate programs—including programs at the bachelor's, master's, education specialist, and doctoral levels—with over 350 specializations and concentrations. As of June 30, 2024, total student enrollment at Walden was 41,845, an increase of 11.3% compared to June 30, 2023. A primarily graduate institution, Walden has ranked #1 among 380 accredited institutions for awarding research doctorates to African American students and #1 in awarding graduate degrees in multiple disciplines to African American students. Walden has ranked #3 for awarding research doctoral degrees in psychology, public health, and social service professions to Hispanic students.

In addition, Walden has rich experience in delivering innovative accelerated programs through distance delivery. Walden also has experience in delivering accelerated course-based programs where students can customize modalities to speed their time to completion and degree completion programs (for example, the RN-BSN). Walden currently offers more than 25 programs/specializations and 1 certificate in a direct assessment competency-based education format through its Tempo® Learning modality. Through a culture of assessment and continuous improvement, Walden has developed the organization and resources required to deliver a quality academic learning experience to working adults via distance delivery. All Walden academic programs are delivered in an online format.

Walden's colleges and programs are structured within two main divisions – the Division of Health Care Access and Quality and the Division of Social Support for Healthy Communities.

Walden believes this organizational structure supports its mission via a focused effort promoting healthy communities and healthy people, as identified through the U.S. Department of Health and Human Services' Office of Disease Prevention and Health Promotion's national effort in this area known as Healthy People 2030, supported by the Social Determinants of Health Framework.

Student Admissions and Admissions Standards

Walden has a long-standing commitment to providing educational opportunities to a diverse group of learners across all degree levels. Walden's programs are enriched by the cultural, economic, and educational backgrounds of its students and instructors. In the admissions process, Walden selects individuals who can benefit from a distributed educational or online learning approach and who will use their Walden education to contribute to their academic or professional communities.

For admissions review to take place, applicants must submit an online application for their intended program of study and an official transcript with a qualifying admitting degree from a U.S. school accredited by a regional, professional/specialized, or national accrediting organization recognized by the Council for Higher Education Accreditation or the ED, or from an appropriately accredited non-U.S. institution. Additional materials or requirements to submit may vary depending on the academic program.

All applicants to the bachelor's program are required to have earned, at a minimum, a recognized high school diploma, high school equivalency certificate, or other state-recognized credential of high school completion. Applicants with degrees and coursework from a non-U.S. institution have their academic record evaluated for comparability to a U.S. degree or coursework by our Global Transcript Evaluation ("GTE") service offered by Walden or any credential evaluation service that is a member of the National Association of Credential Evaluation Services ("NACES") or member of Association of International Credential Evaluators ("AICE").

Applicants may be offered conditional admission to Walden with a stipulation for academic performance at the level of a grade point average of 3.0 or higher for master's and doctoral students or a grade point average of 2.0 or higher for undergraduate students, the successful completion of academic progress requirements during the initial term(s) of enrollment, the completion of prerequisites, and/or other stipulations (including receipt of official records).

Medical and Veterinary

Together, AUC, RUSM, and RUSVM, along with the Medical Education Readiness Program ("MERP") and the Veterinary Preparation Program, had 4,726 students enrolled in the May 2024 semester, a decrease of 2.9% compared to the same semester last year.

AUC and RUSM

AUC, founded in 1978 and acquired by Adtalem in 2011, provides medical education and confers the Doctor of Medicine degree. AUC is located in St. Maarten and is one of the most established international medical schools in the Caribbean, having produced over 7,500 graduates from over 78 countries since its founding. The mission of AUC is to train tomorrow's physicians, whose service to their communities and their patients is enhanced by international learning experiences, a diverse learning community, and an emphasis on social accountability and engagement.

RUSM, founded in 1978 and acquired by Adtalem in 2003, provides medical education and confers the Doctor of Medicine degree. RUSM is located in Barbados and has graduated more than 15,000 physicians since inception. The mission of RUSM is to deliver an innovative and experiential medical education program in an inclusive environment of scholars that fosters professional growth and leadership for a diverse pool of students to become ethical, compassionate, patient-centric, culturally competent physicians who advance healthcare in local and global communities.

AUC's and RUSM's programs consist of three academic semesters per year, which begin in January, May, and September, allowing students to begin their basic science instruction at the most convenient time for them.

Initially, AUC and RUSM students complete a program of concentrated study of medical sciences after which eligible students sit for U.S. Medical Licensing Examination ("USMLE"), Step 1, which assesses whether students understand and can apply scientific concepts that are basic to the practice of medicine. Under AUC and RUSM direction, students then complete the remainder of their program by participating in clinical rotations conducted at over 40 affiliated teaching hospitals or medical centers connected with accredited graduate medical education programs in the U.S., Canada, and the U.K. Towards the end of the clinical training and prior to graduation, AUC and RUSM students take USMLE, Step 2 CK (Clinical Knowledge), which assesses ability to apply medical knowledge, skills, and understanding of clinical science essential for the provision of patient care under supervision and includes emphasis on health promotion and disease prevention. Successfully passing USMLE, Step 2 Clinical Skills previously was a requirement for graduation and for certification by the Educational Commission for Foreign Medical Graduates ("ECFMG") to enter the U.S. residency match. USMLE Step 2 Clinical Skills has been discontinued indefinitely. ECFMG has developed alternative pathways to replace this requirement, for which AUC's and RUSM's graduates are generally eligible.

Upon successful completion of their medical degree requirements, students apply for a residency position in their area of specialty through the National Residency Matching Program ("NRMP"). This process is also known as "The Match"® and utilizes an algorithm to "match" applicants to programs using the certified rank order lists of the applicants and program directors.

Of first-time eligible AUC graduates, 97% and 98% attained residency positions in 2023 and 2024, respectively.

Of first-time eligible RUSM graduates, 98% and 98% attained residency positions in 2023 and 2024, respectively.

In September 2019, AUC opened its medical education program in the U.K. in partnership with University of Central Lancashire ("UCLAN"). The program offers students a Post Graduate Diploma in International Medical Sciences from UCLAN, followed by their Doctor of Medicine degree from AUC. Students are eligible to do clinical rotations at AUC's clinical sites, which include hospitals in the U.S., Canada, and the U.K. This program is aimed at preparing students for USMLEs.

MERP is a 15-week medical school preparatory program focused on enhancing the academic foundation of prospective AUC and RUSM students and providing them with the skills they need to be successful in medical school and to achieve their goals of becoming physicians. Upon successful completion of the MERP program, students are guaranteed admission to AUC or RUSM.

RUSVM

RUSVM, founded in 1982 and acquired by Adtalem in 2003, provides veterinary education and confers the Doctor of Veterinary Medicine, as well as Masters of Science and Ph.D. degrees. RUSVM is accredited by the American Veterinary Medical Association ("AVMA"). RUSVM is located in St. Kitts and has graduated nearly 6,000 veterinarians since inception. The mission of RUSVM is to provide the best learning environment to prepare students to become members and leaders of the worldwide public and professional healthcare team, advancing human and animal health–One Health–through research and knowledge exchange.

The RUSVM program is structured to provide a veterinary education that is comparable to educational programs at U.S. veterinary schools. RUSVM students complete a seven-semester, pre-clinical curriculum at the campus in St. Kitts. After completing their pre-clinical curriculum, RUSVM students enter a clinical clerkship under RUSVM direction lasting approximately 45 weeks at clinical affiliates located in the U.S., Canada, Australia, Ireland, New Zealand, and the U.K.

RUSVM offers a one-semester Veterinary Preparatory Program ("Vet Prep") designed to enhance the pre-clinical science knowledge and study skills that are critical to success in veterinary school.

Student Admissions and Admissions Standards

AUC, RUSM, and RUSVM employ regional admissions representatives in locations throughout the U.S. and Canada who provide information to students interested in their respective programs. A successful applicant must have completed the required prerequisite courses and, for AUC and RUSM U.S. students, taken the Medical College Admission Test ("MCAT"), while RUSVM applicants are strongly encouraged but not required to have completed the Graduate Record Exam ("GRE"). Candidates for admission must interview with an admissions representative and all admission decisions are made by the admissions committees of the medical and veterinary schools. AUC allows several entrance examinations for its international students.

Market Trends and Competition

Chamberlain

Chamberlain competes in the U.S. nursing education market, which has more than 2,000 programs leading to RN licensure. These include four-year educational institutions, two-year community colleges, and less-than-2-year schools. The market consists of two distinct segments: pre-licensure nursing programs that prepare students to take the NCLEX-RN licensure exam and post-licensure nursing programs that allow existing RNs to advance their education.

In the pre-licensure nursing market, capacity limitations and restricted new student enrollment are common among traditional four-year educational institutions and community colleges. Chamberlain has 23 campuses located in 15 states and an online BSN program offered in 33 states. In Fall 2023, according to data obtained from the American Association of Colleges of Nursing ("AACN"), Chamberlain had the largest pre-licensure program in the U.S. based on total enrollments.

In post-licensure nursing education, there are more than 700 institutions offering RN-BSN programs and more than 600 institutions offering MSN programs. Chamberlain's RN-BSN degree completion option has received three certifications from Quality Matters, an independent global organization leading quality assurance in online teaching and learning environments. Chamberlain has earned the Online Learning Support, Online Teaching Support, and Online Learner Success certifications.

In Fall 2023, according to AACN data, Chamberlain had the largest DNP, MSN, and FNP programs in the U.S based on total enrollments.

Walden

The market for fully online higher education, in which Walden competes, remains a competitive and growing space. As a comprehensive university offering degrees at the bachelor's, master's and doctoral level, in addition to certificates and a school of lifelong learning, the competition varies depending on the degree level and the discipline. While Walden's

target market of working professionals 25 years and older was once underserved, it now has a variety of options to meet the growing need for higher education.

Walden has degree programs in nursing, education, counseling, business, psychology, public health, social work and human services, public administration and public policy, and criminal justice. Walden competes both with other comprehensive universities and also more narrowly focused schools, which may only offer a few degree programs. Given the growing and ever-changing market, Walden competes with a wide variety of higher education institutions as well as other education providers.

Walden competes with traditional public and private non-profit institutions and for-profit schools. As more campus-based institutions offer online programs, the competition for online higher education has been growing. Typically, public universities charge lower tuitions compared with Walden due to state subsidies, government grants, and access to other financial resources. On the other hand, tuition at private non-profit institutions is higher than the average tuition rates at Walden. Walden competes with other educational institutions principally based on price, quality of education, reputation, learning modality, educational programs, and student services.

Walden has over 50 years of experience offering high quality distance education. Walden remains a leader in many areas and is one of the leading doctoral degree conferrers in nursing, public health, public policy, business/management, education, and psychology and one of the leading conferrers of master's degrees in nursing, psychology, social work, human services, education, and counseling.

Medical and Veterinary

AUC and RUSM compete with U.S. schools of medicine, U.S. colleges of osteopathic medicine, and Caribbean medical schools as well as with international medical schools recruiting U.S. students who may be eligible to receive funding from ED Title IV programs. RUSVM competes with U.S.-based and international AVMA accredited schools.

There has been some recent expansion in the U.S. medical education and veterinary education enrollment capacities because of the growing supply/demand imbalance for medical doctors and veterinarians. Despite this expansion, management believes the imbalance will continue to spur demand for medical and veterinary education.

Accreditation and Other Regulatory Approvals

Educational institutions and their individual programs are awarded accreditation by achieving a level of quality that entitles them to the confidence of the educational community and the public they serve. Accredited institutions are subject to periodic review by accrediting bodies to ensure continued high performance and institutional and program improvement and integrity, and to confirm that accreditation requirements continue to be satisfied.

Chamberlain

Chamberlain is institutionally accredited by the HLC, an institutional accreditation agency recognized by ED. In addition to institutional accreditation, Chamberlain has also obtained programmatic accreditation for specific programs. BSN, MSN, DNP, and post-graduate Advanced Practice Registered Nurses ("APRN") certificate programs are accredited by the Commission on Collegiate Nursing Education ("CCNE"). Chamberlain's MPH program is accredited by the Council on Education for Public Health. Chamberlain's MSW program is accredited by the CSWE's Commission on Accreditation. The Accreditation Review Commission on Education for the Physician Assistant ("ARC-PA") has granted Accreditation-Provisional status to the Master of Physician Assistant Studies program. Accreditation-Provisional is an accreditation status granted when the plans and resource allocation, if fully implemented as planned, of a proposed program that has not yet enrolled students appear to demonstrate the program's ability to meet the ARC-PA Standards or when a program holding Accreditation-Provisional status appears to demonstrate continued progress in complying with the Standards as it prepares for the graduation of the first class (cohort) of students. Accreditation-Provisional does not ensure any subsequent accreditation status. It is limited to no more than five years from matriculation of the first class. Additionally, Chamberlain is an accredited provider of nursing continuing professional development credits by the American Nursing Credentialing Center.

Walden

Walden is also institutionally accredited by the HLC. In addition to its institutional accreditation, a number of Walden's programs have obtained programmatic accreditation. The BS in Information Technology program is accredited by the Accreditation Board for Engineering and Technology. A number of business programs (BS in Business Administration, Master of Business Administration, MS in Finance, Doctor of Business Administration, and Ph.D. in Management) are accredited by the Accreditation Council for Business Schools and Programs ("ACBSP"). The BS and MS in Accounting programs are accredited by ACBSP's Separate Accounting Accreditation. The BSN, MSN, Post-Master's APRN certificates, and DNP programs are accredited by CCNE. The MS in Addiction Counseling, MS in School Counseling, MS in Clinical Mental Health Counseling, MS in Marriage, Couple, and Family Counseling, and Ph.D. in Counselor Education and Supervision programs are accredited by the Council for Accreditation of Counseling and Related Education Programs. Walden's initial teacher preparation programs, BS in Elementary Education and Master of Arts in Teaching with a specialization in Special Education, and advanced educator preparation programs, education specialist in Educational Leadership and Administration and MS in Education with a specialization in Educational Leadership and Administration, in the Richard W. Riley College of Education and Human Sciences are accredited by the Council for the Accreditation of Educator Preparation. The MPH and Doctor of Public Health programs are accredited by the Council on Education for Public Health. The Bachelor of Social Work and MSW programs are accredited by the CSWE. Additionally, Walden is an accredited provider of continuing education credits by the American Nursing Credentialling Center.

Medical and Veterinary

The Government of St. Maarten authorizes AUC to confer the Doctor of Medicine degree. AUC is accredited by the Accreditation Commission on Colleges of Medicine ("ACCM"). The ACCM is an international medical school accrediting organization for countries that do not have a national medical school accreditation body. The U.S. Department of Education National Committee on Foreign Medical Education and Accreditation ("NCFMEA") has affirmed that the ACCM has established and enforces standards of educational accreditation that are comparable to those promulgated by the U.S. Liaison Committee on Medical Education ("LCME"). In addition, AUC is authorized to place students in clinical rotations in the majority of U.S. states, including California, Florida, and New York, where robust processes are in place to evaluate and approve an international medical school's programs. AUC students can join residency training programs in all 50 states. AUC has also been deemed acceptable by the Graduate Medical Council ("GMC"), the accrediting body in the U.K., which allows AUC graduates to apply for residency programs in the U.K.

RUSM's primary accreditor is Caribbean Accreditation Authority for Education in Medicine and other Health Professions ("CAAM-HP"). CAAM-HP is authorized to accredit medical programs by the government of Barbados. On July 26, 2018, Barbados authorized RUSM to confer the Doctor of Medicine degree. The NCFMEA has affirmed that CAAM-HP has established and enforces standards of educational accreditation that are comparable to those promulgated by the LCME. In addition, RUSM is authorized to place students in clinical rotations in the majority of U.S. states, including California, Florida, New Jersey, and New York, where robust processes are in place to evaluate and accredit an international medical school's programs. RUSM students can join residency training programs in all 50 states.

RUSVM has been recognized by the government of the Federation of St. Christopher and Nevis ("St. Kitts") and is chartered to confer the Doctor of Veterinary Medicine degree. The Doctor of Veterinary Medicine degree is accredited by the American Veterinary Medical Association Council on Education ("AVMA COE"). RUSVM has affiliations with many AVMA-accredited U.S. and international colleges of veterinary medicine so that RUSVM students can complete their final three clinical semesters of study in the U.S. or abroad. RUSVM has received accreditation for its Postgraduate Studies program from the St. Christopher & Nevis Accreditation Board. The Postgraduate Studies program offers Master of Science and Ph.D. degrees in all research areas supported by RUSVM. Areas of emphasis are guided by RUSVM's themed research centers.

Financial Aid

Like other higher education companies, Adtalem is dependent upon the timely receipt of federal financial aid funds. All public financial aid programs are subject to political and governmental budgetary considerations. Adtalem's institutions and their students participate in a wide range of financial aid programs, including U.S. federal financial aid, state financial aid, Canadian financial aid, private loan programs, tax-favored programs, Adtalem-provided financial assistance, and

employer-provided financial assistance. In the U.S., the Higher Education Act (as reauthorized, the "HEA") guides the federal government's support of postsecondary education. If there are changes to financial aid programs that restrict student eligibility or reduce funding levels, Adtalem's financial condition and cash flows could be materially and adversely affected. See Item 1A. "Risk Factors" for a discussion of student financial aid related risks.

Legislative and Regulatory Requirements

Government-funded financial assistance programs are governed by extensive and complex regulations in the U.S. Like any other educational institution, Adtalem's institutions' administration of these programs is periodically reviewed by regulatory agencies and is subject to audit or investigation by other authorities. Any violation could be the basis for penalties or other disciplinary action, including initiation of a suspension, limitation, or termination proceeding.

Our domestic postsecondary institutions are subject to extensive federal and state regulations. The HEA and the related ED regulations govern all higher education institutions participating in Title IV programs and provide for a regulatory triad by mandating specific regulatory responsibilities for each of the following: (1) the federal government through ED, (2) the accrediting agencies recognized by ED, and (3) state higher education regulatory bodies. Therefore, to be eligible to participate in Title IV programs, a postsecondary institution must be accredited by an agency recognized by ED, must comply with the HEA and all applicable regulations thereunder, and must be authorized to operate by the appropriate higher education authority in each state in which the institution operates, as applicable.

In addition to governance by the regulatory triad, there has been increased focus by members of the U.S. Congress and federal agencies, including ED, the Consumer Financial Protection Bureau ("CFPB"), and the Federal Trade Commission ("FTC"), on the role that proprietary educational institutions play in higher education. We expect that this regulatory environment will continue for the foreseeable future.

Changes in or new interpretations of applicable laws, rules, or regulations could have a material adverse effect on our eligibility or cost to participate in Title IV programs, to meet accreditation standards or comply with state authorization requirements. The failure to maintain or renew any required regulatory approvals, accreditation, or state authorizations could have a material adverse effect on us. ED regulations regarding financial responsibility provide that, if any one of our Title IV participating institutions ("Title IV institutions") is unable to pay its obligations under its program participation agreement ("PPA") as a result of operational issues and/or an enforcement action, our other Title IV institutions, regardless of their compliance with applicable laws and regulations, would not be able to maintain their Title IV eligibility without assisting in the repayment of the non-compliant institution's Title IV obligations. As a result, even though Adtalem's Title IV institutions are operated through independent entities, an enforcement action against one of our institutions could also have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of Adtalem's other Title IV institutions and Adtalem as a whole and could result in the imposition of significant restrictions on the ability of Adtalem's other Title IV institutions and Adtalem as a whole to operate. For further information, see "*A bankruptcy filing by us or by any of our Title IV institutions, or a closure of one of our Title IV institutions, would lead to an immediate loss of eligibility to participate in Title IV programs*" under subsection "Risks Related to Adtalem's Regulated Industry" in Item 1A. "Risk Factors."

Financial Responsibility

Institutions must pass a financial responsibility test defined by the U.S. Department of Education ("ED"), also known as a "composite score," to maintain eligibility to participate in Title IV aid programs. For Adtalem's institutions, this test is calculated at the consolidated Adtalem level. Applying various financial elements from the fiscal year audited financial statements, the score is a composite of three ratios: an equity ratio that measures the institution's capital resources; a primary reserve ratio that measures an institution's ability to fund its operations from current resources; and a net income ratio that measures an institution's ability to operate profitably. A score greater than or equal to 1.5 indicates the institution is considered financially responsible. Scores of less than 1.5 but greater than or equal to 1.0 are considered financially responsible but require additional oversight. For example, institutions with scores in this range are subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is not considered financially responsible but may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the institution be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution's most recent fiscal year).

For the past several years, Adtalem's composite score was greater than 1.5. However, on September 25, 2023, ED notified Adtalem that its fiscal year 2022 composite score had declined to 0.2. As previously disclosed, this was expected due to the acquisition of Walden and other transactions. ED advised that Adtalem's five institutions will be permitted to continue to participate in Title IV under provisional certifications with heightened cash monitoring and continued reporting. A letter of credit in the amount of $157.9 million, representing 10% of the consolidated Title IV funds Adtalem's institutions received during fiscal year 2022, was delivered to ED on November 1, 2023. Management does not believe these conditions will have a material adverse effect on Adtalem's operations.

The financial responsibility rules include other mandatory or discretionary triggers that could require an institution to post a letter of credit. ED recently amended the financial responsibility regulation and the changes took effect July 1, 2024. The changes include additional triggers which could require additional letters of credit.

Program Participation Agreement ("PPA")

All institutions must apply periodically for continued certification to participate in Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. ED may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the institution's PPA. In addition, ED may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another institution, or make any other significant change. Students attending provisionally certified institutions remain eligible to receive Title IV program funds. If ED determines that a provisionally certified institution is unable to meet its responsibilities under its PPA, it may seek to revoke the institution's certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action.

Chamberlain was most recently recertified and issued an unrestricted PPA in September 2020, with a reapplication date of June 30, 2024. The lengthy PPA recertification process is such that ED allows unhampered continued access to Title IV funding after PPA expiration, so long as materially complete applications are submitted at least 90 days in advance of expiration. A complete application for Chamberlain's PPA recertification has been timely submitted to ED.

During the fourth quarter of fiscal year 2024, ED provisionally recertified AUC and RUSM's Title IV PPAs through March 31, 2025. RUSVM has been notified that its application to renew its participation in Title IV programs has been completed and approved by ED.

During the first quarter of fiscal year 2025, ED approved Walden's change in ownership application and issued Walden a provisional PPA through June 30, 2025.

The provisional nature of the PPAs stemmed from Adtalem's composite score declining and failing to meet ED's standards of financial responsibility as defined above. See "Financial Responsibility" in Item 1. "Business" for additional information.

Walden, AUC, and RUSM's provisional PPAs included financial requirements, such as letter of credit, heightened cash monitoring, and additional reporting. We do not believe these requirements will have a material effect on Adtalem's financial position or results of operations. Walden also is subject to common restrictions following an acquisition limiting changes to its educational programs, including a prohibition on the addition of new programs or locations that had not been approved by ED prior to the change in ownership for a period established by ED. With the approval of its change in ownership, Walden has the ability to request ED approval for new programs.

ED has recently allowed reductions in our letters of credit totaling $90.8 million. On January 31, 2024, ED allowed a $76.2 million letter of credit in favor of ED to expire without any requirement for Adtalem to renew it. On April 26, 2024, ED indicated that it would permit Adtalem to reduce its $84.0 million surety-backed letter of credit in favor of ED on behalf of Walden, which allows Walden to participate in Title IV programs, to $69.4 million, which took effect on June 24, 2024, and was extended through December 31, 2024. In addition, Adtalem had a letter of credit outstanding under its Revolver in the amount of $157.9 million as of June 30, 2024, in favor of ED, which allows Adtalem institutions to

participate in Title IV programs. As of June 30, 2024, Adtalem had $227.3 million of letters of credit outstanding in favor of ED. See Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on the Notes and our Credit Agreement.

Gainful Employment

The HEA requires certificate programs at all Title IV institutions and degree programs at proprietary Title IV institutions to prepare students for gainful employment in a recognized occupation. In October 2023, ED released new Financial Value Transparency ("FVT") and Gainful Employment ("GE") rules effective July 1, 2024. GE programs must meet a debt-to-earnings test in which graduates' annual debt payments must not exceed 8% of their annual earnings or 20% of their discretionary earnings. GE programs must also meet an earnings premium test in which graduates' earnings must exceed those of a typical high school graduate. Under the regulation, programs that fail either metric must provide warnings to students and prospective students that the program is at risk of losing Title IV eligibility, and programs that fail the same measure in two out of three consecutive years lose Title IV eligibility. The GE regulation also includes a transparency framework in which debt-to-earnings, earnings premium, and a wide range of other program outcomes for all Title IV programs are disclosed on a website hosted by ED. Because there are many factors and unknowns, including the future earnings of program graduates, Adtalem is reviewing the regulation to determine what impact, if any, the regulation will have on its programs. In addition, multiple parties are seeking to block enforcement of the FVT/GE rule under the Administrative Procedure Act and other legal theories.

The "90/10 Rule"

An ED regulation known as the "90/10 Rule" affects only proprietary institutions participating in Title IV programs, including each of Adtalem's institutions. An institution that does not meet the 90% threshold for two consecutive fiscal years loses its eligibility to participate in Title IV programs. Previously, an institution could not derive more than 90% of its revenue on a cash basis from Title IV financial aid funds. In March 2021, the American Rescue Plan Act amended the 90/10 calculation to require no more than 90% of revenue at proprietary institutions be derived from any federal education assistance funds, including but not limited to previously excluded U.S. Department of Veterans Affairs benefits and Department of Defense tuition assistance funds. This change was subject to negotiated rulemaking with the final rule published by ED in October 2022. The amended rule applies to an institution's fiscal years beginning on or after January 1, 2023. For Adtalem's institutions, the updated 90/10 rule is therefore effective with the calculation for fiscal year 2024.

The following table shows the 90/10 rates for each Adtalem institution for fiscal years 2023 and 2022 based on the old 90/10 rules still in effect for those periods. Final rates for fiscal year 2024 are not yet available. We are including Walden's amounts for the full fiscal year 2022 even though Walden was under Adtalem's ownership for only a portion of that fiscal year. We are also providing a consolidated rate for Adtalem even though it is not subject to 90/10 requirements.

	Fiscal Year	
	2023	2022
Chamberlain University	65 %	65 %
Walden University	78 %	73 %
American University of the Caribbean School of Medicine	81 %	81 %
Ross University School of Medicine	87 %	85 %
Ross University School of Veterinary Medicine	79 %	81 %
Consolidated	75 %	72 %

Certification Procedures

The HEA specifies the manner in which ED reviews institutions for eligibility and certification to participate in Title IV programs. Every educational institution participating in the Title IV programs must be certified to participate through a PPA and certification must be periodically renewed. Institutions that violate certain ED Title IV regulations or the terms of the PPA may lose eligibility to participate in Title IV programs or may only continue participation under provisional certification. Provisional certification status also carries fewer due process protections than full certification. As a result, ED may revoke an institution's certification more easily than if it is fully certified. Provisional certification does not otherwise limit access to Title IV program funds by students attending the institution, but ED has discretion to limit institutional growth.

Borrower Defense to Repayment

Under the HEA, ED is authorized to specify acts or omissions of an institution that a borrower may assert as a Defense to Repayment of their Title IV loans made under the Federal Direct Loan Program. New Borrower Defense to Repayment regulations were scheduled to go into effect on July 1, 2023 that include a lower threshold for establishing misrepresentation, no statute of limitation for claims submission, expanded reasons to file a claim including aggressive or deceptive recruitment tactics and omission of fact, weakened due processes afforded to institutions, and reinstated provisions for group discharges. ED also included a six-year statute of limitations for recovery of funds from institutions. These changes would increase financial liability and reputational risk for Adtalem. However, the updated rules have not yet been implemented due to pending litigation from another party based on the Administrative Procedure Act and other legal theories.

Incentive Compensation

An educational institution participating in Title IV programs may not pay any commission, bonus, or other incentive payments to any person involved in student recruitment or awarding of Title IV program funds, if such payments are based directly or indirectly in any part on success in enrolling students or obtaining student financial aid. The law and regulations governing this requirement have not established clear criteria for compliance in all circumstances, which increased the uncertainty about what constitutes incentive compensation and which employees are covered by the regulation.

Administrative Capability

The HEA directs ED to assess the administrative capability of each institution to participate in Title IV programs. The failure of an institution to satisfy any of the criteria may cause ED to determine that the institution lacks administrative capability and, therefore, subject the institution to additional scrutiny, provisional certification, or revocation of eligibility for Title IV programs. ED recently amended the administrative capability regulations and the changes took effect July 1, 2024. The changes include additional tests of administrative capability that Adtalem's institutions must meet. Management does not expect that Adtalem's institutions will fail to meet these requirements.

State Authorization

Institutions that participate in Title IV programs must be authorized to operate by the appropriate postsecondary regulatory authority in each state where the institution has a physical presence.

In the U.S., each Chamberlain location is approved to grant degrees by the respective state in which it is located. Chamberlain has obtained licensure in each state which requires such licensure and where students are enrolled. Chamberlain also meets state licensure requirements as a participant in the National Council for State Authorization Reciprocity Agreements ("NC-SARA"). Walden is registered in its home state of Minnesota with the Minnesota Office of Higher Education. Walden does not participate in NC-SARA but maintains licenses or exemptions in each state which requires such licensure and where students are enrolled. AUC, RUSM, and RUSVM clinical programs are accredited as part of their programs of education by their respective accrediting bodies, approved by the appropriate boards in those states that have a formal process to do so, and are reported to ED as required.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Adtalem has posted $44.3 million of surety bonds as of June 30, 2024 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

Certain states have standards of financial responsibility that differ from those prescribed by federal regulation. When an Adtalem institution is unable to meet those state's requirements, it may be required to cease operations in that state.

Cohort Default Rate ("CDR")

All institutions that participate in Title IV programs must meet a CDR test for former students who entered repayment on Title IV loans received while enrolled at the institution. The rate represents the percent of students defaulting on one or more Title IV loans within three years of entering repayment during a federal fiscal year. Institutions may lose Title IV eligibility if the most recent CDR exceeds 40% or if each of the three most recent CDRs exceed 30%.

The three-year CDRs for Adtalem's institutions are shown below for the three most recent cohort years. According to ED, the default rate for all Title IV institutions nationally was 0.0% for the fiscal year 2020 cohort, 2.3% for the fiscal year 2019 cohort, and 7.3% for the fiscal year 2018 cohort. The default rate has been declining over the past few years due to COVID relief measures which included a freeze on loan payments and suspension of default statuses.

	Cohort Default Rate		
	2020	2019	2018
Chamberlain University	0.0 %	0.5 %	2.6 %
Walden University	0.0 %	1.1 %	4.7 %
American University of the Caribbean School of Medicine	0.0 %	0.2 %	0.7 %
Ross University School of Medicine	0.0 %	0.2 %	0.9 %
Ross University School of Veterinary Medicine	0.0 %	0.2 %	0.4 %

Satisfactory Academic Progress

In addition to the requirements that educational institutions must meet, student recipients of financial aid must maintain satisfactory academic progress toward completion of their program of study and an appropriate grade point average.

Change of Ownership or Control

Any material change of ownership or change of control of Adtalem, depending on the type of change, may have significant regulatory consequences for each of our Title IV institutions. Such a change of ownership or control could require recertification by ED, the reevaluation of accreditation by each institution's accreditors, reauthorization by each institution's state licensing agencies, and/or providing financial protections. If Adtalem experiences a material change of ownership or change of control, then our Title IV institutions may cease to be eligible to participate in Title IV programs until recertified by ED. There is no assurance that such recertification would be obtained. After a material change in ownership or change of control, most institutions will participate in Title IV programs on a provisional basis for a period of one to three years.

In addition, each Title IV institution is required to report any material change in stock ownership to its principal institutional accrediting body and would generally be required to obtain approval prior to undergoing any transaction that affects, or may affect, its corporate control or governance. In the event of any such change, each of our institution's accreditors may undertake an evaluation of the effect of the change on the continuing operations of our institution for purposes of determining if continued accreditation is appropriate, and that evaluation may include a comprehensive review.

In addition, some states in which our Title IV institutions are licensed require approval (in some cases, prior approval) of changes of ownership or control in order to remain authorized to operate in those states, and participation in grant programs in some states may be interrupted or otherwise affected by a change of ownership or control.

Refer to the risk factor titled "*If regulators do not approve, or delay their approval, of transactions involving a material change of ownership or change of control of Adtalem, the eligibility of our institutions to participate in Title IV programs, our institutions' accreditation and our institutions' state licenses may be impaired in a manner that materially and adversely affects our business*" under subsection "Risks Related to Adtalem's Regulated Industry" in Item 1A. "Risk Factors."

Seasonality

The seasonal pattern of Adtalem's enrollments and its educational programs' starting dates affect the timing of cash flows with higher cash inflows at the beginning of academic sessions.

Human Capital

As of June 30, 2024, Adtalem had the following number of employees:

	Full-Time Staff	Part-Time Staff	Temporary Staff	Visiting Professors	Total
Chamberlain	1,426	14	163	2,680	4,283
Walden	1,174	14	1	2,269	3,458
Medical and Veterinary	747	17	58	86	908
Home Office	1,277	7	5	—	1,289
Total	4,624	52	227	5,035	9,938

Our management believes that Adtalem has good relations with its employees.

We continue to regularly gather feedback from our employees. During fiscal year 2024, we conducted an engagement survey to gain insight into how our employees perceive their work environment. The engagement survey includes 18 dimensions comprised of 55 questions. Two of the key dimensions are engagement and enablement. Engagement is the "want to" of work, or more specifically, whether employees are committed to the organization and if they are willing to put in extra effort for the good of the organization. Enablement is the "can do" of work, meaning employee skills and abilities are fully utilized in their roles and whether the organization environment supports them in getting their work done. Regarding key dimensions in the survey (engagement, enablement, collaboration, and diversity, equity, and inclusion) Adtalem consistently aligns with or outpaces similar organizations in ratings. We partner with Korn Ferry for high performing organization and global industry norm benchmark data. Selected results from our 2024 engagement survey as compared to global industry norm benchmark data were as follows:

Topic	Favorability (top 2 ratings)	Global Industry
Engagement		
Fall 2023 engagement survey favorability in the dimension of engagement	66 %	71 %
Enablement		
Fall 2023 engagement survey favorability in the dimension of enablement	70 %	72 %
Collaboration		
Fall 2023 engagement survey favorability in the dimension of collaboration	73 %	67 %
Diversity, Equity, and Inclusion		
Fall 2023 engagement survey favorability in the dimension of diversity, equity, and inclusion	82 %	79 %

In January 2024, we moved to a new vendor for lifecycle surveys. This vendor is our current payroll and HRIS vendor UKG. UKG partners with Mercer for survey questions and benchmark data. The lifecycle survey gathers feedback at 30 days and at six months for regular new hires. We also send out an exit survey to regular colleagues that voluntarily resign. Mercer does not have specific exit benchmark data for comparison. The overall experience results of these surveys were as follows:

	Fiscal Year 2024		Fiscal Year 2023
Survey	Favorability (top 2 ratings)	Mercer Benchmark (top 2 ratings)	Favorability (top 2 ratings)
30-Day check-in	93 %	73 %	92 %
6-Month check-in	85 %	75 %	86 %
Exit survey	68 %	n/a	56 %

Diversity, Equity, and Inclusion ("DEI") continue to be core tenets of our culture at Adtalem. We continuously measure representation amongst our employee population. As shown in the table below, our total female representation and people of color representation stayed relatively the same from the prior year.

As of June 30, 2024 and 2023, our employee diversity was as follows:

Level	Female June 30, 2024	Female June 30, 2023	People of Color (U.S. Only) June 30, 2024	People of Color (U.S. Only) June 30, 2023
All Levels	72 %	71 %	37 %	37 %
Management	70 %	70 %	34 %	34 %
Director	66 %	67 %	23 %	24 %
Executive	50 %	47 %	21 %	23 %
Segment				
Chamberlain	87 %	80 %	36 %	38 %
Walden	74 %	72 %	32 %	34 %
Medical and Veterinary	60 %	60 %	59 %	57 %
Home Office	60 %	61 %	40 %	39 %

Adtalem offers a comprehensive benefits package including wellness programs for eligible employees. The wellness strategy entitled Live Well takes a holistic approach to wellbeing through four pillars: physical, social, financial, and emotional. Our health benefits remain competitive with generous paid time off, retirement plan, domestic partner benefits, adoption assistance, paid parent leave for both mothers and fathers, among others. We recently launched enhancements to our Employee Assistance Program and our mental health and well-being application, entitled Headspace Care. Employee participation for certain programs is listed below:

Wellness Pillar	Segment: U.S. Regular Employees	Participation
Financial	Retirement planning (auto enrollment feature for new hires)	98 %
Emotional*	Mental health wellbeing - Headspace Care utilization	20 %
Physical	Employees completing annual physicals	84 %

*EAP standard utilization is 3-5%

Finally, Adtalem provides additional opportunities for employees to pursue their educational goals through our Education Assistance program. This program offers both tuition discounts and tuition reimbursement at multiple nationally and regionally accredited higher education institutions. We will continue to offer resources to maintain an engaged, healthy, and motivated workforce focused on meeting business goals.

Intellectual Property

Adtalem owns and uses numerous trademarks and service marks, such as "Adtalem," "American University of the Caribbean," "Chamberlain College of Nursing," "Ross University," "Walden University" and others. All trademarks, service marks, certification marks, patents, and copyrights associated with its businesses are owned in the name of Adtalem Global Education Inc. or a subsidiary of Adtalem Global Education Inc. Adtalem vigorously defends against infringements of its trademarks, service marks, certification marks, patents, and copyrights.

Available Information

We use our website (www.adtalem.com) as a routine channel of distribution of company information, including press releases, presentations, and supplemental information, as one means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website in addition to following press releases, SEC filings, and public conference calls, and webcasts. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts. You may also access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the Securities and Exchange Commission ("SEC"), free of charge in the investor relations section of our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The content of the websites mentioned above is not incorporated into and should not be considered a part of this report.

Item 1A. Risk Factors

Adtalem's business operations are subject to numerous risks and uncertainties, some of which are not entirely within our control. Investors should carefully consider the risk factors described below and all other information contained in this Annual Report on Form 10-K before making an investment decision with respect to Adtalem's common stock. If any of the following risks are realized, Adtalem's business, results of operations, financial condition, and cash flows could be materially and adversely affected, and as a result, the price of Adtalem's common stock could be materially and adversely affected. Management cannot predict all the possible risks and uncertainties that may arise. Risks and uncertainties that may affect Adtalem's business include the following:

Risks Related to Adtalem's Regulated Industry

We are subject to regulatory audits, investigations, lawsuits, or other proceedings relating to compliance by the institutions in the Adtalem portfolio with numerous laws and regulations in the U.S. and foreign jurisdictions applicable to the postsecondary education industry.

Due to the regulated nature of proprietary postsecondary institutions, we are subject to audits, compliance reviews, inquiries, complaints, investigations, claims of non-compliance, and lawsuits by federal and state governmental agencies, regulatory agencies, accrediting agencies, present and former students and employees, shareholders, and other third parties, any of whom may allege violations of any of the legal and regulatory requirements applicable to us. If the results of any such claims or actions are unfavorable to us or one or more of our institutions, we may be required to pay monetary judgments, fines, or penalties, be required to repay funds received under Title IV programs or state financial aid programs, have restrictions placed on or terminate our schools' or programs' eligibility to participate in Title IV programs or state financial aid programs, have limitations placed on or terminate our schools' operations or ability to grant degrees and certificates, have our schools' accreditations restricted or revoked, or be subject to civil or criminal penalties. ED regulations regarding financial responsibility provide that, if any one of our Title IV institutions is unable to pay its obligations under its Program Participation Agreement ("PPA") as a result of operational issues and/or an enforcement action, our other Title IV institutions, regardless of their compliance with applicable laws and regulations, would not be able to maintain their Title IV eligibility without assisting in the repayment of the non-compliant institution's Title IV obligations. As a result, even though Adtalem's Title IV institutions are operated through independent entities, an enforcement action against one of our institutions could also have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of Adtalem's other Title IV institutions.

The ongoing regulatory effort aimed at proprietary postsecondary institutions of higher education could be a catalyst for additional legislative or regulatory restrictions, investigations, enforcement actions, and claims.

The proprietary postsecondary education sector has at times experienced scrutiny from federal legislators, agencies, and state legislators and attorneys general. An adverse disposition of these existing inquiries, administrative actions, or claims, or the initiation of other inquiries, administrative actions, or claims, could, directly or indirectly, have a material adverse effect on our business, financial condition, result of operations, and cash flows and result in significant restrictions on us and our ability to operate.

Adverse publicity arising from investigations, claims, or actions brought against us or other proprietary higher education institutions may negatively affect our reputation, business, or stock price, or attract additional investigations, lawsuits, or regulatory action.

Adverse publicity regarding any past, pending, or future investigations, claims, settlements, and/or actions against us or other proprietary postsecondary education institutions could negatively affect our reputation, student enrollment levels, revenue, profit, and/or the market price of our common stock. Unresolved investigations, claims, and actions, or adverse resolutions or settlements thereof, could also result in additional inquiries, administrative actions or lawsuits, increased scrutiny, the withholding of authorizations, and/or the imposition of other sanctions by state education and professional licensing authorities, taxing authorities, our accreditors and other regulatory agencies governing us, which, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Government and regulatory agencies and third parties have initiated, and could initiate additional investigations, claims, or actions against us, which could require us to pay monetary damages, halt certain business practices, or receive other sanctions. The defense and resolution of these matters could require us to expend significant resources.

Due to the regulatory and enforcement efforts at times directed at proprietary postsecondary higher education institutions and adverse publicity arising from such efforts, we may face additional government and regulatory investigations and actions, lawsuits from private plaintiffs, and shareholder class actions and derivative claims. We may incur significant costs and other expenses in connection with our response to, and defense, resolution, or settlement of, investigations, claims, or actions, or group of related investigations, claims, or actions, which, individually or in the aggregate, could be outside the scope of, or in excess of, our existing insurance coverage and could have a material adverse effect on our financial condition, results of operations, and cash flows. As part of our resolution of any such matter, or group of related matters, we may be required to comply with certain forms of injunctive relief, including altering certain business practices, or pay substantial damages, settlement costs, fines, and/or penalties. In addition, findings or claims or settlements thereof could serve as a basis for additional lawsuits or governmental inquiries or enforcement actions, including actions under ED's Defense to Repayment regulations. Such actions, individually or combined with other proceedings, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, an adverse allegation, finding or outcome in any of these matters could also materially and adversely affect our ability to maintain, obtain, or renew licenses, approvals, or accreditation, and maintain eligibility to participate in Title IV, Department of Defense and Veterans Affairs programs or serve as a basis for ED to discharge certain Title IV student loans and seek recovery for some or all of its resulting losses from us under Defense to Repayment regulations, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

ED has issued regulations setting forth new standards and procedures related to borrower defenses to repayment of Title IV loan obligations, and ED's right of recoveries against institutions following a successful borrower defense and institutional financial responsibility. It is possible that a finding or allegation arising from current or future legal proceedings or governmental administrative actions may create significant liability under the proposed regulations.

Under the Higher Education Act ("HEA"), ED is authorized to specify in regulations which acts or omissions of an institution of higher education a borrower may assert as a Defense to Repayment of a Direct Loan made under the Federal Direct Loan Program. See "Borrower Defense to Repayment" in Item 1. "Business" for additional information.

Although legal action has for the time being blocked implementation of new Defense to Repayment regulations, the outcome of any legal proceeding instituted by a private party or governmental authority, facts asserted in pending or future lawsuits, and/or the outcome of any future governmental inquiry, lawsuit, or enforcement action (including matters described in Note 21 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") could serve as the basis for claims by students or ED under the Defense to Repayment regulations, the posting of substantial letters of credit, or the termination of eligibility of our institutions to participate in the Title IV program based on ED's institutional capability assessment, any of which could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

While we intend to defend ourselves vigorously in all pending and future legal proceedings, we may settle certain matters. Moreover, regardless of the merits of our actions and defenses, if we are unable to resolve certain legal proceedings or regulatory actions, indirect consequences arising from unproven allegations or appealable regulatory findings may have adverse consequences to us.

We may settle certain matters due to uncertainty in potential outcome, for strategic reasons, as a part of a resolution of other matters, or in order to avoid potentially worse consequences in inherently uncertain judicial or administrative processes. The terms of any such settlement could have a material adverse effect on our business, financial condition, operations, and cash flows, and result in the imposition of significant restrictions on us and our ability to operate. Additionally, although inconsistent with its usual practices, ED has broad discretion to impose significant limitations on us and our business operations arising from acts it determines are in violation of their regulations. As a result, foreseeable and unforeseeable consequences of prior and prospective adjudicated or settled legal proceedings and regulatory matters

could have a material adverse effect on our business, financial condition, results of operations and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Within Title IV regulations, pending or future lawsuits, investigations, program reviews, and other events could each trigger, automatically or in some cases at ED's discretion, the posting of letters of credit or other securities.

ED has recently allowed Adtalem to reduce its outstanding letters of credit by $90.8 million. Nevertheless, ED regulations could require Adtalem to post multiple and substantial letters of credit or other securities in connection with, among other things, certain pending and future claims, investigations, and program reviews, regardless of the merits of our actions or available defenses, or, potentially, the severity of any findings or facts stipulated. The aggregate amount of these letters of credit or other required security could materially and adversely limit our borrowing capacity under our credit agreement and our ability to make capital expenditures and other investments aimed at growing and diversifying our operations, sustain and fund our operations, and make dividend payments to shareholders. Adtalem's credit agreement allows Adtalem to post up to $400.0 million in letters of credit. In the event Adtalem is required to post letters of credit in excess of the $400.0 million limit, Adtalem would be required to seek an amendment to its credit agreement or seek an alternative means of providing security required by ED. Adtalem may not be able to obtain the excess letters of credit or security or may only be able to obtain such excess letters of credit or security at significant cost.

We are subject to risks relating to regulatory matters. If we fail to comply with the extensive regulatory requirements for our operations, we could face fines and penalties, including loss of access to federal and state student financial aid for our students, loss of ability to enroll students in a state, and significant civil liability.

As a provider of higher education, we are subject to extensive regulation. These regulatory requirements cover virtually all phases and aspects of our U.S. postsecondary operations, including educational program offerings, facilities, civil rights, safety, public health, privacy, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, payment of refunds to students who withdraw, acquisitions or openings of new schools or programs, addition of new educational programs, and changes in our corporate structure and ownership.

In particular, the HEA subjects schools that participate in the various federal student financial aid programs under Title IV, which includes all Adtalem Title IV institutions, to significant regulatory scrutiny. Adtalem's Title IV institutions collectively receive 75% of their revenue from Title IV programs. As a result, the suspension, limitation, or termination of the eligibility of any of our institutions to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

To participate in Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by ED, and be certified by ED as an eligible institution, which ultimately is accomplished through the execution of a PPA.

Our institutions that participate in Title IV programs each do so pursuant to a PPA that, among other things, includes commitments to abide by all applicable laws and regulations, such as Incentive Compensation and Substantial Misrepresentation. Alleged violations of such laws or regulations may form the basis of civil actions for violation of state and/or federal false claims statutes predicated on violations of a PPA, including pursuant to lawsuits brought by private plaintiffs on behalf of governments (qui tam actions), that have the potential to generate very significant damages linked to our receipt of Title IV funding from the government over a period of several years.

Government budgetary pressures and changes to laws governing financial aid programs could reduce our student enrollment or delay our receipt of tuition payments.

Our Title IV institutions collectively receive 75% of their revenue from Title IV programs. As a result, any reductions in funds available to our students or any delays in payments to us under Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce Adtalem's student enrollment and/or increase its costs of operation. Political and

budgetary concerns significantly affect Title IV programs. The U.S. Congress enacted the HEA to be reauthorized on a periodic basis, which most recently occurred in August 2008.

A comprehensive HEA reauthorization bill has not yet been introduced. However, standalone bills impacting Title IV federal financial aid programs have been introduced in both chambers of Congress. Some of these bills could be included in a larger legislative package, which could include the HEA. When the HEA is reauthorized, existing programs and participation requirements are subject to change. Additionally, funding for student financial assistance programs may be impacted during appropriations and budget actions.

The U.S. Congress can change the laws affecting Title IV programs in annual federal appropriations bills and other laws it enacts between the HEA reauthorizations. At this time, Adtalem cannot predict any or all of the changes that the U.S. Congress may ultimately make. Since a significant percentage of Adtalem's revenue is tied to Title IV programs, any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of Adtalem's degree-granting institutions or students to participate in Title IV programs could have a material adverse effect on Adtalem's business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Certain provisions in proposed legislation, if enacted, or implementation of existing or future law by a current or future administration, could have a material adverse effect on our business, including but not limited to legislation that limits the enrollment of U.S. citizens in foreign medical schools and legislation that could require institutions to share in the risk of defaulted federal student loans.

Additionally, a shutdown of government agencies, such as ED, responsible for administering student financial aid programs under Title IV could lead to delays in student eligibility determinations and delays in origination and disbursement of government-funded student loans to our students.

Our ability to comply with some ED regulations is affected by economic forces affecting our students and graduates that are not entirely within our control.

Our ability to comply with several ED regulations is not entirely within our control. In particular, our ability to participate in federal Title IV programs is dependent on the ability of our past students to avoid default on student loans, obtain employment, and pay for a portion of their education with private funds. These factors are influenced by broader economic drivers, including the personal or family wealth of our students, the overall employment outlook for their area of study, and the availability of private financing sources. An economic downturn could impact these factors, which could have a material adverse effect on our business, financial condition, results of operation, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Institutions may lose Title IV eligibility if the most recent cohort default rate on student loans exceeds 40% or if each of the three most recent cohort default rates exceed 30%. According to ED, the default rate for all Title IV institutions nationally was 0.0% for the fiscal year 2020 cohort and 2.3% for the fiscal year 2019 cohort. The cohort default rates for Adtalem's institutions were 0.0% for 2020 and none were greater than 1.1% for the fiscal year 2019 cohort.

ED rules prohibiting "substantial misrepresentation" create exposure to litigation arising from student and prospective student complaints and enforcement actions by ED that could restrict or eliminate our eligibility to participate in Title IV programs.

ED regulations in effect for federal Stafford loans prohibit any "substantial misrepresentation" by our Title IV institutions, employees, and agents regarding the nature of the institution's educational programs, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to claims of sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A "substantial misrepresentation" is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment. It is possible that despite our efforts to prevent misrepresentations, our employees or service providers may make statements that could be construed as substantial misrepresentations. As a result, we may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at any of our Title IV institutions, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties, including potential Defense to Repayment liabilities, and increased risk of private qui tam actions under the Federal False Claims

Act. If ED determines that an institution has engaged in substantial misrepresentation, ED may (1) fine the institution; (2) discharge students' debt and hold the institution liable for the discharged debt under the HEA and the Defense to Repayment regulations; and/or (3) suspend or terminate an institution's participation in Title IV programs. Alternatively, ED may impose certain other limitations on the institution's participation in Title IV programs, which could include the denial of applications for approval of new programs or locations, a requirement to post a substantial letter of credit, or the imposition of one of ED's heightened cash monitoring processes. Any of the foregoing actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

A failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

All of our Title IV institutions are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews, and ad hoc events which may lead ED to evaluate an institution's financial responsibility or administrative capability. See "Financial Responsibility" and "Administrative Capability" in Item 1. "Business" for additional information.

If ED does not recertify any one of our institutions to continue participating in Title IV programs, students at that institution would lose their access to Title IV program funds. Alternatively, ED could recertify our institutions but require our institutions to accept significant limitations as a condition of their continued participation in Title IV programs.

ED certification to participate in Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from ED on a regular basis in order to continue their participation in Title IV programs. An institution must also apply for recertification by ED if it undergoes a change in control, as defined by ED regulations.

Each of our Title IV institutions operates under a PPA. There can be no assurance that ED will recertify an institution after its PPA expires or that ED will not limit the period of recertification to participate in Title IV programs to less than six years, place the institution on provisional certification, or impose conditions or other restrictions on the institution as a condition of granting our application for recertification. If ED does not renew or withdraws the certification to participate in Title IV programs for one or more of our institutions at any time, students at such institution would no longer be able to receive Title IV program funds. Alternatively, ED could (1) renew the certifications for an institution, but restrict or delay receipt of Title IV funds, limit the number of students to whom an institution could disburse such funds, or place other restrictions on that institution, or (2) delay recertification after an institution's PPA expires, in which case the institution's certification would continue on a month-to-month basis, any of which could have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of the institution or Adtalem as a whole and could result in the imposition of significant restrictions on the ability of the institution or Adtalem as a whole to operate. See "Program Participation Agreement" in Item 1. "Business" for additional information.

If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by ED, we would lose our ability to participate in Title IV programs.

The loss of institutional accreditation by any of our Title IV institutions would leave the affected institution ineligible to participate in Title IV programs and would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. In addition, an adverse action by any of our institutional accreditors other than loss of accreditation, such as issuance of a warning, could have a material adverse effect on our business. Increased scrutiny of accreditors by ED in connection with ED's recognition process may result in increased scrutiny of institutions by accreditors or have other consequences.

If regulators do not approve, or delay their approval, of transactions involving a material change of ownership or change of control of Adtalem, the eligibility of our institutions to participate in Title IV programs, our institutions' accreditations and our institutions' state licenses may be impaired in a manner that materially and adversely affects our business.

Any material change of ownership or change of control of Adtalem, depending on the type of change, may have significant regulatory consequences for each of our Title IV institutions. Such a change of ownership or control could require recertification by ED, the reevaluation of accreditation by each institution's accreditors, reauthorization by each institutions' state licensing agencies, and/or providing financial protections. If Adtalem experiences a material change of ownership or change of control, then our Title IV institutions may cease to be eligible to participate in Title IV programs until recertified by ED. The continuing participation of each of our Title IV institutions in Title IV programs is critical to our business. Any disruption in an institution's eligibility to participate in Title IV programs would materially and adversely impact our business, financial condition, results of operations, and cash flow.

In addition, each Title IV institution is required to report any material change in stock ownership to its principal institutional accrediting body and would generally be required to obtain approval prior to undergoing any transaction that affects, or may affect, its corporate control or governance. In the event of any such change, each of our institution's accreditors may undertake an evaluation of the effect of the change on the continuing operations of our institution for purposes of determining if continued accreditation is appropriate, which evaluation may include a comprehensive review. If our accreditors determine that the change is such that prior approval was required, but was not obtained, many of our accreditors' policies require the accreditor to consider withdrawal of accreditation. If certain accreditation is suspended or withdrawn with respect to any of our Title IV institutions, they would not be eligible to participate in Title IV programs until the accreditation is reinstated or is obtained from another appropriate accrediting body. There is no assurance that reinstatement of accreditation could be obtained on a timely basis, if at all, and accreditation from a different qualified accrediting authority, if available, would require a significant amount of time. Any material disruption in accreditation would materially and adversely impact our business, financial condition, results of operations, and cash flow.

In addition, some states in which our Title IV institutions are licensed require approval (in some cases, advance approval) of changes in ownership or control in order to remain authorized to operate in those states, and participation in grant programs in some states may be interrupted or otherwise affected by a change in ownership or control.

A bankruptcy filing by us or by any of our Title IV institutions, or a closure of one of our Title IV institutions, would lead to an immediate loss of eligibility to participate in Title IV programs.

In the event of a bankruptcy filing by Adtalem, all of our Title IV institutions would lose their eligibility to participate in Title IV programs, pursuant to statutory provisions of the HEA, notwithstanding the automatic stay provisions of federal bankruptcy law, which would make any reorganization difficult to implement. Similarly, in the event of a bankruptcy filing by any of Adtalem's subsidiaries that own a Title IV institution, such institution would lose its eligibility to participate in Title IV programs. In the event of any bankruptcy affecting one or more of our Title IV institutions, ED could hold our other Title IV institutions jointly liable for any Title IV program liabilities, whether asserted or unasserted at the time of such bankruptcy, of the institution whose Title IV program eligibility was terminated.

Further, in the event that an institution closes and fails to pay liabilities or other amounts owed to ED, ED can attribute the liabilities of that institution to other institutions under common ownership. If any one of our Title IV institutions were to close or have unpaid ED liabilities, ED could seek to have those liabilities repaid by one of our other Title IV institutions.

Excessive student loan defaults could result in the loss of eligibility to participate in Title IV programs.

Our Title IV institutions may lose their eligibility to participate in Title IV programs if their student loan default rates are greater than standards set by ED. An educational institution may lose its eligibility to participate in some or all Title IV programs, if, for three consecutive federal fiscal years, 30% or more of its students who were required to begin repaying their student loans in the relevant federal fiscal year default on their payment by the end of the next two federal fiscal years. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate for a federal fiscal year was greater than 40%. If any of our Title IV institutions lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business, financial

condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. See "Cohort Default Rate" in Item 1. "Business" for additional information. Nevertheless, Adtalem's cohort default rates are far below such thresholds as discussed in "Cohort Default Rate" in Item 1. "Business."

Our Title IV institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenue derived from those programs were too high.

Our Title IV institutions may lose eligibility to participate in Title IV programs if, on a cash basis, the percentage of the institution's revenue derived from Title IV programs for two consecutive fiscal years is greater than 90% (the "90/10 Rule"). Further, if an institution exceeds the 90% threshold for any single fiscal year, ED could place that institution on provisional certification status for the institution's following two fiscal years. See "The 90/10 Rule" in Item 1. "Business" for additional information.

If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and to participate in Title IV programs in that state.

Our Title IV institutions must be authorized to operate by the appropriate postsecondary regulatory authority in each state in which the institution is located. See "State Authorization" in Item 1. "Business" for a description of Adtalem's current U.S. approvals.

The loss of state authorization would, among other things, render the affected institution ineligible to participate in Title IV programs, at least at those state campus locations, and otherwise limit that school's ability to operate in that state. If these pressures and uncertainty continue in the future, or if one or more of our institutions are unable to offer programs in one or more states, it could have a material adverse impact on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our ability to place our medical schools' students in hospitals in the U.S. may be limited by efforts of certain state government regulatory bodies, which may limit the growth potential of our medical schools, put our medical schools at a competitive disadvantage to other medical schools, or force our medical schools to substantially reduce their class sizes.

AUC and RUSM enter into affiliation agreements with hospitals across the U.S. to place their third and fourth year students in clinical programs at such hospitals. Certain states with regulatory programs that require state approval of clinical education programs may preclude, limit, or impose onerous requirements on Adtalem's entry into affiliation agreements with hospitals in their states. If states limit access to affiliation arrangements, our medical schools may be at a competitive disadvantage to other medical schools, and our medical schools may be required to substantially restrict their enrollment due to limited clinical opportunities for enrolled students. The impact on enrollment, and the potential for enrollment growth, of such restrictions on our medical schools' clinical placements could have a material adverse effect on our business, financial conditions, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our enrollment and adversely affect our 90/10 Rule percentage.

Some states may reduce or eliminate various student financial assistance programs or establish minimum performance measures as a condition of participation. If our students who receive this type of assistance cannot secure alternate sources of funding, they may be forced to withdraw, reduce the rate at which they seek to complete their education, or replace the source with more expensive forms of funding, such as private loans. Other students who would otherwise have been eligible for state financial assistance may not be able to enroll without such aid. This reduced funding could decrease our enrollment and adversely affect our business, financial condition, results of operations, and cash flows.

In addition, the reduction or elimination of these non-Title IV sources of student funding may adversely affect our 90/10 rate.

We could be subject to sanctions if we fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

The HEA and ED regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program. If refunds are not properly calculated or timely paid, we may be required to post a letter of credit with ED or be subject to sanctions or other adverse actions by ED, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A failure of our vendors to comply with applicable regulations in the servicing of our students and institutions could subject us to fines or restrictions on or loss of our ability to participate in Title IV programs.

We contract with unaffiliated entities for student software systems and services related to the administration of portions of our Title IV and financing programs. Because each of our institutions may be jointly and severally liable for the actions of third-party servicers and vendors, failure of such servicers to comply with applicable regulations could have a material adverse effect on our institutions, including fines and the loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our enrollment, revenue, and results of operations and cash flows and result in the imposition of significant restrictions on us and our ability to operate. If any of our third-party servicers discontinues providing such services to us, we may not be able to replace such third-party servicer in a timely, cost-efficient, or effective manner, or at all, and we could lose our ability to comply with collection, lending, and Title IV requirements, which could have a material adverse effect on our enrollment, revenue, and results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

We provide financing programs to assist some of our students in affording our educational offerings. These programs are subject to various federal and state rules and regulations. Failure to comply with these regulations could subject us to fines, penalties, obligations to discharge loans, and other injunctive requirements.

If we, or one of the companies that service our credit programs, do not comply with laws applicable to the financing programs that assist our students in affording our educational offerings, including Truth in Lending and Fair Debt Collections Practices laws and the Unfair, Deceptive or Abusive Acts or Practices provisions of Title X of the Dodd-Frank Act, we could be subject to fines, penalties, obligations to discharge the debts, and other injunctive requirements, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, an adverse allegation, finding or outcome in any of these matters could also materially and adversely affect our ability to maintain, obtain or renew licenses, approvals or accreditation and maintain eligibility to participate in Title IV programs or serve as a basis for ED to discharge certain Title IV student loans and seek recovery for some or all of its resulting losses from us, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Release of confidential information could subject us to civil penalties or cause us to lose our eligibility to participate in Title IV programs.

As an educational institution participating in federal and state student assistance programs and collecting financial receipts from enrollees or their sponsors, we collect and retain certain confidential information. Such information is subject to federal and state privacy and security rules, including the Family Education Right to Privacy Act, the Health Insurance Portability and Accountability Act, and the Fair and Accurate Credit Transactions Act. Release or failure to secure confidential information or other noncompliance with these rules could subject us to fines, loss of our capacity to conduct electronic commerce, and loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We could be subject to sanctions if we fail to accurately and timely report sponsored students' tuition, fees, and enrollment to the sponsoring agency.

A significant portion of our enrollment is sponsored through various federal and state supported agencies and programs, including the U.S. Department of Defense, the U.S. Department of Labor, and the U.S. Department of Veterans Affairs. As a recipient of funds, we are subject to periodic reviews and audits. Inaccurate or untimely reporting or administration

of funds to students could result in suspension or termination of our eligibility to participate in these federal and state programs and have a material adverse impact on enrollment and revenue, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our enrollment may be adversely affected by presentations of data that are not representative of actual educational costs for our prospective students.

ED and other public policy organizations are concerned with the affordability of higher education and have developed various tools and resources to help students find low-cost educational alternatives. These resources primarily rely on and present data for first-time, full-time residential students, which is not representative of most of our prospective students. These presentations may influence some prospective students to exclude our institutions from their consideration, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to Adtalem's Business

Student enrollment at our schools is affected by legislative, regulatory, and economic factors that may change in ways we cannot predict. These factors outside our control limit our ability to assess our future enrollment effectively.

Our future revenue and growth depend on a number of factors, including many of the regulatory risks discussed above and business risks discussed below. Despite ongoing efforts to provide more scholarships to prospective students, and to increase quality and build our reputation, negative perceptions of the value of a college degree, increased reluctance to take on debt, and the resulting lower student consumer confidence may continue to impact enrollment in the future. In addition, technological innovations in the delivery of low-cost education alternatives and increased competition could negatively affect enrollment.

We are subject to risks relating to enrollment of students. If we are not able to continue to successfully recruit and retain our students, our revenue may decline.

Our undergraduate and graduate educational programs are concentrated in selected areas of medical and healthcare. If applicant career interests or employer needs shift away from these fields, and we do not anticipate or adequately respond to that trend, future enrollment and revenue may decline and the rates at which our graduates obtain jobs involving their fields of study could decline.

If our graduates are unable to find appropriate employment opportunities or obtain professional licensure or certification, we may not be able to recruit new students.

If employment opportunities for our graduates in fields related to their educational programs decline or they are unable to obtain professional licenses or certifications in their chosen fields, future enrollment and revenue may decline as potential applicants choose to enroll at other educational institutions or providers.

We face heightened competition in the postsecondary education market from both public and private educational institutions.

Postsecondary education in our existing and new market areas is competitive. We compete with traditional public and private two-year and four-year colleges, other proprietary schools, and alternatives to higher education. Some of our competitors, both public and private, have greater financial and nonfinancial resources than us. Some of our competitors, both public and private, are able to offer programs similar to ours at a lower tuition level for a variety of reasons, including the availability of direct and indirect government subsidies, government and foundation grants, large endowments, tax-deductible contributions, and other financial resources not available to proprietary institutions, or by providing fewer student services or larger class sizes. An increasing number of traditional colleges and community colleges are offering distance learning and other online education programs, including programs that are geared towards the needs of working adults. This trend has been accelerated by private companies that provide and/or manage online learning platforms for traditional colleges and community colleges. As the proportion of traditional colleges providing alternative learning modalities increases, we will face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence. As the online and distance learning segment of the postsecondary education market matures, we believe that the intensity of the competition we face will continue to increase. This intense competition

could make it more challenging for us to enroll students who are likely to succeed in our educational programs, which could adversely affect our new student enrollment levels and student persistence and put downward pressure on our tuition rates, any of which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Outbreaks of communicable infections or diseases, or other public health pandemics in the locations in which we, our students, faculty, and employees live, work, and attend classes, could substantially harm our business.

Disease outbreaks and other public health conditions in the locations in which we, our students, faculty, and employees live, work, and attend classes could have a significant negative impact on our revenue, profitability, and business. We will continue to evaluate, and if appropriate, adopt other measures in the future required for the ongoing safety of our students and employees. If our business experiences prolonged occurrences of adverse public health conditions and the reinstatement of stay-at-home orders, we believe it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Natural disasters or other extraordinary events or political disruptions may cause us to close some of our schools or suffer casualty losses.

We may experience business interruptions or casualty losses resulting from natural disasters, inclement weather, transit disruptions, political disruptions, or other events in one or more of the geographic areas in which we operate, particularly in the West Coast and Gulf States of the U.S., and the Caribbean. These events could impair the value of our assets and/or cause us to close schools, temporarily or permanently, and could affect student recruiting opportunities in those locations, causing enrollment and revenue to decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The personal information that we collect may be vulnerable to breach, theft, or loss that could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use, and retain large amounts of personal information regarding our students and their families, including social security numbers, tax return information, personal and family financial data, and credit card numbers. We also collect and maintain personal information of our employees and contractors in the ordinary course of our business. Some of this personal information is held and managed by certain of our vendors. Confidential information also may become available to third parties inadvertently when we integrate or convert computer networks into our network following an acquisition or in connection with system upgrades from time to time.

Due to the sensitive nature of the information contained on our networks, such as students' financial information and grades, our networks may be targeted by hackers. Attacks could have a significant negative impact on our systems and operations. Anyone who circumvents security measures could misappropriate proprietary or confidential information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third-party may be able to circumvent those security and business controls, which could result in a breach of privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. We cannot assure that a breach, loss, or theft of personal information will not occur. A breach, theft, or loss of personal information regarding our students and their families, employees, or contractors that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in liability under state and federal privacy statutes and legal actions by federal or state authorities and private litigants, any of which could have a material adverse effect on our business and result in the imposition of significant restrictions on us and our ability to operate.

System disruptions and vulnerability from security risks to our computer network or information systems could severely impact our ability to serve our existing students and attract new students.

The performance and reliability of our computer networks and system applications, especially online educational platforms and student operational and financial aid packaging applications, are critical to our reputation and ability to

attract and retain students. System errors, disruptions or failures, including those arising from unauthorized access, computer hackers, computer viruses, denial of service attacks, and other security threats, could adversely impact our delivery of educational content to our students or result in delays and/or errors in processing student financial aid and related disbursements. Such events could have a material adverse effect on the reputation of our institutions, our financial condition, results of operations, and cash flows. We may be required to expend significant resources to protect against system errors, failures or disruptions, or the threat of security breaches, or to repair or otherwise mitigate problems caused by any actual errors, disruptions, failures, or breaches. We cannot ensure that these efforts will protect our computer networks, or fully mitigate the resulting impact of interruptions or malfunctions in our operations, despite our regular monitoring of our technology infrastructure security and business continuity plans.

A breach of our information technology systems could subject us to liability, reputational damage or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure for operating our business. We could experience theft of sensitive data or confidential information or reputational damage from malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Similarly, data privacy breaches by those who access our systems may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our employees, students, or business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect and respond to. There can be no assurance that our mitigation efforts to protect our data and information technology systems will prevent breaches in our systems (or that of our third-party providers) that could adversely affect our operations and business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties.

Government regulations relating to the internet could increase our cost of doing business and affect our ability to grow.

The use of the internet and other online services has led to and may lead to the adoption of laws and regulations in the U.S. or foreign countries and to changing interpretations of existing laws and regulations. These laws, regulations, and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, value-added taxes, withholding taxes, cost of internet access, and services, allocation, and apportionment of income amongst various state, local, and foreign jurisdictions, fair business practices, and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations, or interpretations related to doing business over the internet could increase our costs and materially and adversely affect our enrollment, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to open new campuses, offer new programs, and add capacity is dependent on regulatory approvals and requires financial and human resources.

As part of our strategy, we intend to open new campuses, offer new educational programs, and add capacity to certain existing locations. Such actions require us to obtain appropriate federal, state, and accrediting agency approvals. In addition, adding new locations, programs, and capacity may require significant financial investments and human resource capabilities. The failure to obtain appropriate approvals or to properly allocate financial and human resources could adversely impact our future growth.

We may not be able to attract, retain, and develop key employees necessary for our operations and the successful execution of our strategic plans.

We may be unable to attract, retain, and develop key employees with appropriate educational qualifications and experience. In addition, we may be unable to effectively plan and prepare for changes in key employees. Such matters may cause us to incur higher wage expense and/or provide less student support and customer service, which could adversely affect enrollment, revenue, and expense. A significant amount of our compensation for key employees is tied to our financial performance. We may require new employees in order to execute some of our strategic plans. Uncertainty

regarding our future financial performance may limit our ability to attract new employees with competitive compensation or increase our cost of recruiting and retaining such new employees.

We may not be able to successfully integrate acquisitions.

As part of our strategy, we are actively exploring acquisition opportunities primarily in the U.S. We have acquired and may in the future acquire additional education institutions or education related businesses aligned to our strategy. Any acquisition involves significant risks and uncertainties, including, but not limited to:

- Inability to successfully integrate the acquired operations and personnel into our business and maintain uniform standards, controls, policies, and procedures;
- Failure to secure applicable regulatory approvals;
- Assumption of known and unknown liabilities;
- Diversion of significant attention of our senior management from day-to-day operations;
- Issues not discovered in our due diligence process, including compliance issues, commitments, and/or contingencies; and
- Financial commitments, investments in foreign countries, and compliance with debt covenants and ED financial responsibility scores.

Expansion into new international markets will subject us to risks inherent in international operations.

To the extent that we expand internationally, we will face risks that are inherent in international operations including, but not limited to:

- Compliance with foreign laws and regulations;
- Management of internal operations;
- Foreign currency exchange rate fluctuations;
- Ability to protect intellectual property;
- Monetary policy risks, such as inflation, hyperinflation, and deflation;
- Price controls or restrictions on exchange of foreign currencies;
- Political and economic instability in the countries in which we operate;
- Potential unionization of employees under local labor laws;
- Multiple and possibly overlapping and conflicting tax laws;
- Inability to cost effectively repatriate cash balances; and
- Compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act.

Proposed changes in, or lapses of, U.S. tax laws regarding earnings from international operations could adversely affect our financial results.

Our effective tax rate could be subject to volatility or be adversely impacted by changes to federal tax laws governing the taxation of foreign earnings of U.S. based companies. For example, recent changes to U.S. tax laws significantly impacted how U.S. multinational corporations are taxed on foreign earnings. Numerous countries are evaluating their existing tax laws, due in part to recommendations made by the Organization for Economic Co-operation and Development's ("OECD's") Base Erosion and Profit Shifting ("BEPS") project. This project includes a two-pillar approach to global taxation focusing on global project allocation (Pillar One) and a global minimum tax rate of 15% (Pillar Two). Certain jurisdictions in which we operate enacted legislation consistent with one or more of the OECD Pillar Two model rules, which, in general, are expected to be applicable for our fiscal year 2025. We are continuing to evaluate emerging developments related to the Pillar Two model rules and related legislation in jurisdictions in which we operate. These changes increase tax uncertainty and may adversely impact our effective tax rate in future years. We will continue to monitor pending legislation and implementation by individual countries and evaluate the potential impact on our financial statements. A significant portion of the additional provisions for income taxes we have made due to the enactment of the Tax Cuts and Jobs Act of 2017 (the "Tax Act") is payable by us over a period of up to eight years. As a result, our cash flows from operating activities will be adversely impacted until the additional tax provisions are paid in full. In addition, Adtalem has benefitted from the ability to enter into international intercompany arrangements without incurring

U.S. taxation due to a law, which expires in fiscal year 2026, deferring U.S. taxation of "foreign personal holding company income" such as foreign income from dividends, interest, rents, and royalties. If this law is not extended, or a similar law adopted, our consolidated tax provision would be impacted beginning in our fiscal year 2027, and we may not be able to allocate international capital optimally without realizing U.S. income taxes, which would increase our effective income tax rate and adversely impact our earnings and cash flows.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be subject to volatility or adversely affected by: earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates; changes in the valuation of our deferred tax assets and liabilities; expiration of or lapses in various tax law provisions; tax treatment of stock-based compensation; costs related to intercompany or other restructurings; or other changes in tax rates, laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we have accrued tax and related interest for potential adjustments to tax liabilities for prior years, there can be no assurance that the outcomes from these continuous examinations will not have a material effect, either positive or negative, on our business, financial condition, and results of operations.

Our goodwill and intangible assets potentially could be impaired if our business results and financial condition were materially and adversely impacted by risks and uncertainties.

Adtalem's market capitalization can be affected by, among other things, changes in industry or market conditions, changes in results of operations, and changes in forecasts or market expectations related to future results. If our market capitalization were to remain below its carrying value for a sustained period of time or if such a decline becomes indicative that the fair values of our reporting units have declined below their carrying values, an impairment test may result in a non-cash impairment charge. As of June 30, 2024, intangible assets from business combinations totaled $776.7 million and goodwill totaled $961.3 million. Together, these assets equaled 63% of total assets as of such date. If our business results and financial condition were materially and adversely impacted, then such intangible assets and goodwill could be impaired, requiring a possible write-off of up to $776.7 million of intangible assets and up to $961.3 million of goodwill.

We cannot guarantee that our share repurchase program will be utilized to the full value approved or that it will enhance long-term stockholder value. Repurchases we consummate could increase the volatility of the price of our common stock and could have a negative impact on our available cash balance.

Our Board authorized a share repurchase program pursuant to which we may repurchase up to $300.0 million of our common stock through January 16, 2027. As of June 30, 2024, $211.6 million of authorized share repurchases were remaining under this share repurchase program. The manner, timing and amount of any share repurchases may fluctuate and will be determined by us based on a variety of factors, including the market price of our common stock, our priorities for the use of cash to support our business operations and plans, general business and market conditions, tax laws, and alternative investment opportunities. The share repurchase program authorization does not obligate us to acquire any specific number or dollar value of shares. Further, our share repurchases could have an impact on our share trading prices, increase the volatility of the price of our common stock, or reduce our available cash balance. Our share repurchase program may be modified, suspended or terminated at any time, which may result in a decrease in the trading prices of our common stock. Even if our share repurchase program is fully implemented, it may not enhance long-term stockholder value.

We and our subsidiaries may not be able to generate sufficient cash to service all of our indebtedness and may not be able to refinance our debt obligations.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our and our subsidiaries' financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory, and other factors beyond our control. As a result, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on

our indebtedness. In addition, because we conduct a significant portion of our operations through our subsidiaries, repayment of our indebtedness is also dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment, or otherwise. Our subsidiaries are distinct legal entities and other than the guarantors on our indebtedness, they do not have any obligation to pay amounts due on the Notes or to make funds available for that purpose or for other obligations. Pursuant to applicable state limited liability company laws and other laws and regulations, our non-guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of the Notes (as defined in Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") and our Term Loan B (as defined in Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data"). In the event that we do not receive distributions from our non-guarantor subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

In addition, there can be no assurance that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Revolver (as defined in Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under the credit facilities and the holders of the Notes) could foreclose against the assets securing their loans and the Notes and we could be forced into bankruptcy or liquidation.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cyber Risk Management Strategy

Adtalem recognizes the importance of safeguarding sensitive information pertaining to our students, employees, institutions, and operations. Our Cyber Risk Management Framework is designed to fortify our defenses against potential cyber threats and to protect the integrity, confidentiality, and availability of critical data.

Program Highlights

Our program is anchored by our Enterprise Information Security Framework ("EISF"), which adheres to the guidelines set forth by the National Institute of Standards and Technology ("NIST") 800-53 Framework. To enhance comprehensiveness, our policies also harmonize with other leading frameworks such as the ISO 27001 Standard, Family Educational Rights and Privacy Act of 1974 ("FERPA"), Payment Card Industry Data Security Standard ("PCI DSS"), Gramm-Leach-Bliley Act ("GLBA"), California Consumer Privacy Act ("CCPA"), General Data Protection Regulation ("GDPR"), and other pertinent local, state, national, and international regulations governing data privacy and information security.

Our Chief Information Security Officer ("CISO") manages Adtalem's enterprise-wide cybersecurity program and reports to Adtalem's Chief Financial Officer. The CISO has been responsible for assessing and managing material risks from cybersecurity threats at Adtalem since 2018. The CISO has over twenty years of information technology and cybersecurity experience, including executive leadership roles at Fortune 500 organizations within regulated sectors

including financial services and healthcare. The CISO leads a team of experienced subject matter experts with focus on strategy formulation, architecture design, incident response, colleague training, risk management, and governance functions. This team includes diverse industry backgrounds spanning Financial Services, Healthcare, and Government.

The CISO team is supported by a Security Operations team reporting into the Information Technology ("IT") function. This IT team provides engineering and technical expertise. The team is further supported by a 24x7 Security Operations Center ("SOC"). Adtalem has a Cyber Incident Response Plan ("Response Plan") that delineates the requirements of notification, classification, analysis, and communication of cybersecurity incidents based on the identified severity level. The Response Plan includes initial steps to convene a response team, contain the incident, consider insurance notification requirements, determine the type of incident and escalation, consider the communications protocol and possible disclosure requirements, and consider involving law enforcement. The Response Plan also provides for a lessons learned review to identify improvements that could be made. Adtalem's Legal and Compliance teams also provide incident response support to the CISO and manage cybersecurity-related legal and compliance issues. Processes are in place to escalate cybersecurity incidents promptly so that decisions regarding public disclosure and regulatory reporting can be made by management in a timely manner.

An integral component of Adtalem's Response Plan is our Privacy Incident Response Plan (the "Privacy Response Plan") which addresses privacy of our students' records, including under the Family Education Rights and Privacy Act of 1974. The Privacy Response Plan requires annual training for our employees on how to recognize and report potential privacy incidents.

We regularly conduct Cyber Incident Response Plan (the "Incident Response Plan") tabletop exercises, including simulations of malware and ransomware attacks. Our IT environment and cybersecurity-related controls are reviewed by our internal audit function and external third parties. We sponsor third-party assessments, including cyber risk reviews and penetration testing, to evaluate our cybersecurity program independently.

Adtalem subjects its systems to penetration testing to identify potential exposures, ensuring that our infrastructure maintains an acceptable level of cyber risk. In addition, Adtalem leverages third-party experts to enhance its cybersecurity program and Incident Response Plan. Our organization has not identified or discovered any cybersecurity threats over the past three fiscal years that have materially impacted or are reasonably likely to materially impact our business strategy, operations, or financial condition. Expenses related to cybersecurity incidents have been immaterial.

Our year-round cybersecurity awareness program mandates training for all system users, covering essential topics such as safeguarding sensitive information, identifying phishing attempts, securing mobile devices, and understanding the risks associated with artificial intelligence ("AI") platforms. Recognizing the importance of third-party risk, our strategic sourcing protocols mandate detailed cybersecurity assessments for potential third-party suppliers. New engagements with third parties are contingent upon affirmative evaluations or adherence to risk mitigation/acceptance protocols. Contracts with third parties include provisions for breach notification, investigation, root cause analysis, and remediation.

We maintain a cybersecurity insurance policy covering costs that we may incur in connection with incidents. Our policy limits are commensurate with the size and the nature of our operations. However, Adtalem may incur expenses and losses related to a cyber incident that are not covered by insurance or are in excess of our insurance coverage.

Governance

Cybersecurity is acknowledged as an important enterprise risk at Adtalem. Our Audit and Finance Committee ("AFC"), comprised entirely of independent directors, is responsible for oversight of risks from cybersecurity threats. The Chair of our AFC has received a CERT certificate in Cybersecurity Oversight from Carnegie Mellon University in partnership with the National Association of Corporate Directors. Our CISO briefs the AFC on cybersecurity matters, including the evolving threat landscape and Adtalem's threat mitigation efforts, four times a year. At each quarterly meeting, the Chair of our AFC also briefs the full Board on cybersecurity matters discussed at AFC meetings. Cybersecurity risks are also reviewed and discussed with the AFC and the full Board as part of our annual enterprise risk management ("ERM") assessment. In February 2024, our full Board reviewed and discussed best practices for cybersecurity and cybersecurity disclosures with an external third party. The subsequent Board discussion included a focus on the cyber threat landscape, responses to cyberattacks, risks posed by third-party vendors, and best practices to address cyber risks.

Item 2. Properties

Adtalem's leased facilities are occupied under leases whose remaining terms range from 1 to 15 years. Some of our leases contain provisions giving Adtalem the right to terminate early or renew its lease for additional periods at various rental rates, although generally at rates higher than are currently being paid. Adtalem's owned facilities total 883,000 square feet worldwide. No facility that is owned by Adtalem is subject to a mortgage or other indebtedness.

Adtalem is subleasing space, in full or in part, at four facilities. Three of these facilities are subleased to DeVry University and/or Carrington College (a business formerly owned by Adtalem), which Adtalem remains as the primary lessee. These sublease agreements were entered into at comparable market rates and all sublease terms expire by December 2025.

Chamberlain

Chamberlain currently operates 23 campuses in 15 states, of which 3 are in Adtalem owned locations and 20 in leased facilities. Chamberlain's total portfolio of academic and administrative operations comprise approximately 1.0 million square feet.

Walden

Walden operates online and does not have any campus space. Walden leases office space in Minneapolis, Minnesota with 10,000 square feet.

Medical and Veterinary

AUC

AUC's nine-acre campus is located in St. Maarten. The campus is owned and includes 240,000 square feet of academic, student-life, and student residence facilities. In addition to classrooms and auditoriums, educational facilities include a gross anatomy lab, a multi-purpose learning lab, library and learning resource centers, offices, cafeteria, and recreational space facilities. The AUC campus is also supported by administrative staff located in office space in Miramar, Florida.

RUSM

RUSM's campus is located in Barbados and is comprised of 494,000 square feet of leased facilities. Educational facilities include 120,000 square feet of classrooms, labs for anatomy and radiology imaging, simulation, physiology and pathology, exam rooms, private and group study, and faculty and administrative space. A residential village includes 7,000 square feet of administrative student services space surrounded by shopping and recreational facilities and over 400 multi-bedroom student units totaling 367,000 square feet. The RUSM campus is also supported by administrative staff located in office space in Miramar, Florida.

RUSVM

RUSVM's 50-acre campus is located in St. Kitts. The campus is owned and includes 253,000 square feet. Educational facilities include an anatomy/clinical building, pathology building, research building with state-of-the-art necropsy lab, classroom buildings, administration building, bookstore, cafeteria, and a library/learning resource center. Animal care facilities include kennels, an aviary, and livestock barns. Student-life and student residence facilities are also located on the campus. The RUSVM campus is also supported by administrative staff located in office space in North Brunswick, New Jersey.

Home Office

Adtalem's headquarters leased facility in Chicago, Illinois has 57,000 square feet. Adtalem also leases office space in Columbia, Maryland with 53,000 square feet and Washington, D.C. with 9,000 square feet.

Item 3. Legal Proceedings

For a discussion of legal proceedings, see Note 21 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Our executive officers are as follows, along with each executive officer's position, age, and business experience as of the date of this filing:

Name and Current Position	Age	Business Experience
Stephen W. Beard President and Chief Executive Officer	53	Mr. Beard joined Adtalem in February 2018 as Senior Vice President, Secretary and General Counsel. In January 2019, Mr. Beard was appointed Chief Operating Officer and General Counsel. In February 2020, Mr. Beard assumed responsibilities for our former Financial Services segment and was relieved of his General Counsel responsibilities. In September 2021, Mr. Beard was appointed Adtalem's President and Chief Executive Officer. Prior to joining Adtalem, Mr. Beard held a variety of leadership roles at Heidrick & Struggles, International from 2003 through 2018 and was most recently Executive Vice President, Chief Administrative Officer and General Counsel.
Douglas G. Beck Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services	57	Mr. Beck joined Adtalem in June 2021 as Senior Vice President, General Counsel and Corporate Secretary. In January 2023, Mr. Beck assumed responsibilities for our institutional support services. Prior to joining Adtalem, Mr. Beck held a variety of leadership roles at Hub Group from 2011 through 2021 and was most recently Executive Vice President, General Counsel and Secretary. Previously, Mr. Beck served in a legal capacity in a number of other companies across a variety of industries including Alberto Culver, Navistar, and Allegiance Healthcare.
Michael Betz President, Walden University	51	Mr. Betz joined Adtalem in May 2022 as President of Walden University. Prior to joining Adtalem, Mr. Betz served in a variety of leadership roles at McKinsey & Co. from 2017 through 2022 where he most recently served as partner and was a leader in McKinsey's higher education and growth transformation practices.
Dr. Karen Cox President, Chamberlain University	64	Dr. Cox joined Adtalem in August 2018 as President of Chamberlain University. Prior to joining Adtalem, Dr. Cox served as Executive Vice President and Chief Operating Officer of Children's Mercy – Kansas City an independent, academic medical center in Missouri, from 2006 through August 2018. Prior to that role, Dr. Cox was Senior Vice President for Patient Care Services and Chief Nursing Officer from 2004 through 2006.

Name and Current Position	Age	Business Experience
Manjunath Gangadharan Vice President, Chief Accounting Officer	42	Mr. Gangadharan joined Adtalem in April 2022 as Vice President, Chief Accounting Officer. Prior to joining Adtalem, Mr. Gangadharan served as Vice President, Corporate Controller at Culligan International since April 2021. Previously, Mr. Gangadharan served as the Chief Accounting Officer at Groupon Inc. since February 2020 and prior to that served in various leadership roles at Groupon including as Senior Director, North America Controller and Head of Global Payroll and Shared Services from May 2019 to February 2020; Director of Corporate Accounting from April 2018 to May 2019; and International Goods Controller from December 2016 to April 2018.
Maurice Herrera Senior Vice President, Chief Marketing Officer	54	Mr. Herrera joined Adtalem in October 2021 as Senior Vice President, Chief Marketing Officer. Prior to joining Adtalem, Mr. Herrera served as Senior Vice President, Americas Chief Marketing Officer at Avis Budget from 2018 through 2021. Previously, Mr. Herrera served as Senior Vice President, Head of Marketing at Weight Watchers from 2014 through 2018.
Scott Liles President, Medical and Veterinary	58	Mr. Liles joined Adtalem in April 2024 as President, Medical and Veterinary. Prior to joining Adtalem, Mr. Liles served as Chief Executive Officer of the Association of Certified Anti-Money Laundering Specialists ("ACAMS") since March 2022 and President and Managing Director of ACAMS from November 2020 through February 2022. Previously, Mr. Liles served as President, Spire Insurance at Nationwide Insurance from November 2018 through November 2020 and President for Nationwide Pet from 2012 through 2018.
Robert J. Phelan Senior Vice President, Chief Financial Officer	59	Mr. Phelan joined Adtalem in February 2020 as Vice President, Chief Accounting Officer. Effective April 24, 2021, Mr. Phelan served as Interim Chief Financial Officer and was appointed Senior Vice President, Chief Financial Officer in October 2021. Prior to joining Adtalem, Mr. Phelan served as Senior Vice President, Finance - Corporate Controller / Risk Management / Asset Protection at Sears Holdings Corporation ("Sears"), the parent company of Kmart Holdings Corporation and Sears, Roebuck and Co., an integrated retailer with a national network of stores, since June 2018. Previously, Mr. Phelan was the Senior Vice President, Finance - Treasurer & Chief Audit Executive at Sears from July 2016 through May 2018. Mr. Phelan also served as Senior Vice President and President – Inventory & Space Management at Sears from September 2007 through June 2016.
Blake Simpson Senior Vice President, Chief Communications Officer and Corporate Affairs Officer	49	Ms. Simpson joined Adtalem in December 2022 as Senior Vice President, Chief Communications Officer and Corporate Affairs Officer. Prior to joining Adtalem, Ms. Simpson served as Senior Vice President, Global Communications, Impact, Events, Access, Creative at Under Armour, Inc. from 2020 through 2022. Previously, Ms. Simpson served as Vice President of Public Affairs and Communications at CKE Restaurants, Inc. from 2018 through 2020.

Name and Current Position	Age	Business Experience
Steven Tom Senior Vice President, Chief Customer Officer	43	Mr. Tom joined Adtalem in August 2021 as Senior Vice President, Chief Customer Officer when Adtalem acquired Walden University from Laureate Education. Prior to joining Adtalem, Mr. Tom served as Chief Transformation Officer and Senior Vice President, Student Experience at Walden University from 2018 through 2021, leading digital transformation, student experience, information technology, analytics, data science, and student support. Prior to that role, Mr. Tom was Vice President at Laureate Education leading technology innovation and digital experience from 2016 through 2018. Previously, Mr. Tom served as Senior Vice President of Analytics, Innovation and Learning at TESSCO Technologies from 2011 through 2016.
Evan Trent Senior Vice President, Chief Strategy and Transformation Officer	45	Mr. Trent joined Adtalem in August 2019 as Vice President, Strategy and Corporate Development. In July 2022, Mr. Trent was appointed Senior Vice President, Chief Strategy and Transformation Officer. Prior to joining Adtalem, Mr. Trent served as Chief Operating Officer at HBR Consulting from 2018 through 2019. Previously, Mr. Trent served as Vice President, Strategy and Corporate Development at Heidrick & Struggles from 2014 through 2018.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Adtalem's common stock is listed on the New York Stock Exchange and Chicago Stock Exchange under the symbol "ATGE." The stock transfer agent and registrar for Adtalem's common stock is Computershare Investor Services, LLC.

Holders

There were 194 current holders of record of Adtalem's common stock as of July 31, 2024. The number of holders of record does not include beneficial owners of its securities whose shares are held by various brokerage firms, other financial institutions, Adtalem's 401(k) Retirement Plan, and its Colleague Stock Purchase Plan.

Dividends

Adtalem did not pay any dividends in fiscal year 2022, 2023, or 2024. Adtalem does not expect to pay any cash dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Adtalem Board of Directors (the "Board") and will be dependent on projections of future earnings, cash flow, financial requirements of Adtalem, and other factors as the Board deems relevant.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during fiscal year 2024.

Issuer Purchases of Equity Securities

The following information describes Adtalem's stock repurchases during the fourth quarter of the fiscal year ended June 30, 2024, which includes the market price of the shares, commissions, and excise tax.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
April 1, 2024 - April 30, 2024	165,377	$ 51.94	165,377	$ 211,563,176
May 1, 2024 - May 31, 2024	—	$ —	—	$ 211,563,176
June 1, 2024 - June 30, 2024	—	$ —	—	$ 211,563,176
Total	165,377	$ 51.94	165,377	

[1] See Note 16 "Share Repurchases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our share repurchase programs.

Other Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2024 - April 30, 2024	—	$ —	NA	NA
May 1, 2024 - May 31, 2024	5,268	$ 65.04	NA	NA
June 1, 2024 - June 30, 2024	12,137	$ 66.72	NA	NA
Total	17,405	66.21	NA	NA

[1] Represents shares delivered back to Adtalem for payment of withholding taxes from employees for vesting restricted stock units and shares swapped for payment on exercise of incentive stock options pursuant to the terms of Adtalem's stock incentive plans.

Performance Graph

The following graph compares the cumulative total returns of Adtalem's common stock, the NYSE Composite Index (U.S. Companies), and a Peer Group (as defined below) for the period from June 30, 2019 through June 30, 2024, assuming an investment of $100 in each on June 30, 2019 and also assumes the reinvestment of dividends. Additionally, the Peer Group is weighted by the market capitalization of each component company. The stock price performance on the following graph is not necessarily indicative of future stock performance.

**Comparison of Five-Year Cumulative Total Return
Among Adtalem Global Education Inc., NYSE Composite Index, and a Peer Group**



	June 30,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Adtalem Global Education Inc.	100	69	79	80	76	151
NYSE Composite Index (U.S. Companies)	100	94	133	119	134	156
Peer Group [(1)]	100	73	75	79	83	118

Source data: Zacks Investment Research

[(1)] The self-determined "Peer Group" consists of the following companies selected on the basis of similarity in nature of their businesses: American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA).

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis of financial condition and results of operations ("MD&A") should be read with and is qualified in its entirety by the Consolidated Financial Statements and the notes thereto. It should also be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements (see the Introduction section preceding Part I), the Risk Factors (see Item 1A. "Risk Factors"), and the Financial Aid and Legislative and Regulatory Requirements (see Item 1. "Business") disclosures set forth in this report.

Throughout this MD&A, we sometimes use information derived from the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" and the notes thereto but not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain of these items are considered "non-GAAP financial measures" under the Securities and Exchange Commission ("SEC") rules. See the "Non-GAAP Financial Measures and Reconciliations"

section for the reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures.

Certain items presented in tables may not sum due to rounding. Percentages presented are calculated from the underlying numbers in thousands. Discussions throughout this MD&A are based on continuing operations unless otherwise noted. The MD&A should be read in conjunction with the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" and the notes thereto.

The following discussion is on the comparison between fiscal year 2024 and fiscal year 2023 results. For a discussion on the comparison between fiscal year 2023 and fiscal year 2022 results, see the MD&A included in Adtalem's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, as filed with the SEC.

Revision of Previously Issued Consolidated Financial Statements

This MD&A has been amended to give effect to the revision discussed in Note 2 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Segments

We present three reportable segments as follows:

Chamberlain – Offers degree and certificate programs in the nursing and health professions postsecondary education industry.

Walden – Offers degree and certificate programs, including those in nursing, education, counseling, business, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

Medical and Veterinary – Offers degree and certificate programs in the medical and veterinary postsecondary education industry. This segment includes the operations of AUC, RUSM, and RUSVM, which are collectively referred to as the "medical and veterinary schools."

"Home Office" includes activities not allocated to a reportable segment.

Fiscal Year 2024 Highlights

Financial and operational highlights for fiscal year 2024 include:

- Adtalem revenue increased 9.2%, or $133.8 million, to $1,584.7 million in fiscal year 2024 compared to the prior year driven by increased revenue across all of our segments.

- Net income increased 46.5%, or $43.4 million, to $136.8 million in fiscal year 2024 compared to the prior year. This increase was primarily driven by an increase in revenue along with decreases in amortization of acquired intangible assets, restructuring expense, business acquisition and integration expense, and write-off of debt discount and issuance costs in fiscal year 2024, partially offset by increases in labor and other costs to support increased enrollment, investments to support growth initiatives, incentive compensation expense, provision for bad debts, and the provision for income taxes, and a decrease in gain on sale of assets.

- Diluted earnings per share increased 65.4%, or $1.34, to $3.39 in fiscal year 2024 compared to the prior year driven by the increase in net income and lower diluted shares due to share repurchases.

- Adjusted net income increased 5.0%, or $9.6 million, to $201.8 million in fiscal year 2024 compared to the prior year. This increase was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, investments to support growth initiatives, incentive compensation expense, provision for bad debts, and provision for income taxes.

- Diluted adjusted earnings per share increased 19.0%, or $0.80, to $5.01 in fiscal year 2024 compared to the prior year driven by the increase in adjusted net income and lower diluted shares due to share repurchases.

- For fiscal year 2024, average total student enrollment at Chamberlain increased 6.9% compared to the prior year. For the May 2024 session, total student enrollment at Chamberlain increased 10.4% compared to the same session last year.

- For fiscal year 2024, average total student enrollment at Walden increased 6.9% compared to the prior year. As of June 30, 2024, total student enrollment at Walden increased 11.3% compared to June 30, 2023.

- For fiscal year 2024, average total student enrollment at the medical and veterinary schools decreased 5.1% compared to the prior year. For the May 2024 semester, total student enrollment at the medical and veterinary schools decreased 2.9% compared to the same semester last year.

- On January 26, 2024, we made a prepayment of $50.0 million on our Term Loan B debt.

- Adtalem repurchased a total of 5,446,113 shares of its common stock under its share repurchase programs at an average cost of $47.96 per share during fiscal year 2024. On January 16, 2024, Adtalem completed its thirteenth share repurchase program. On January 19, 2024, we announced that the Board of Directors authorized Adtalem's fourteenth share repurchase program, which allows repurchase of up to $300.0 million of its common stock through January 16, 2027. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors.

Results of Operations

Revenue

The following table presents revenue by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2024 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Fiscal year 2023	$ 571,034	$ 533,725	$ 346,067	$ 1,450,826
Growth	62,488	61,607	9,731	133,826
Fiscal year 2024	$ 633,522	$ 595,332	$ 355,798	$ 1,584,652
% change from prior year	10.9 %	11.5 %	2.8 %	9.2 %

Chamberlain

Chamberlain Student Enrollment:

| | Fiscal Year 2024 | | | | | |
Session	July 2023	Sept. 2023	Nov. 2023	Jan. 2024	Mar. 2024	May 2024
Total students	32,175	34,889	35,592	37,196	37,985	36,750
% change from prior year	2.6 %	5.2 %	6.6 %	7.0 %	9.0 %	10.4 %

| | Fiscal Year 2023 | | | | | |
Session	July 2022	Sept. 2022	Nov. 2022	Jan. 2023	Mar. 2023	May 2023
Total students	31,371	33,153	33,390	34,760	34,847	33,284
% change from prior year	(4.1)%	(4.0)%	(0.8)%	1.8 %	2.0 %	1.2 %

Chamberlain revenue increased 10.9%, or $62.5 million, to $633.5 million in fiscal year 2024 compared to the prior year, driven by an increase in enrollment and higher tuition rates. Enrollment has improved in all graduate and doctoral programs and the undergraduate Bachelor of Science in Nursing ("BSN") programs. In the March and May 2024 sessions, the Registered Nurse to Bachelor of Science in Nursing ("RN-BSN") online degree program also saw increased total enrollment. Chamberlain is achieving growth through leveraging scale and national footprint and providing a full breadth of nursing programs and modalities.

Tuition Rates:

Tuition for the BSN onsite and online degree program ranges from $705 to $753 per credit hour. Tuition for the RN-BSN online degree program is $635 per credit hour. Tuition for the online Master of Science in Nursing ("MSN") degree program is $695 per credit hour. Tuition for the online Family Nurse Practitioner ("FNP") degree program is $710 per credit hour. Tuition for the online Doctor of Nursing Practice ("DNP") degree program is $806 per credit hour. Tuition for the online Master of Public Health ("MPH") degree program is $590 per credit hour. Tuition for the online Master of Social Work ("MSW") degree program is $695 per credit hour. Tuition for the onsite Master of Physician Assistant Studies ("MPAS") is $8,000 per session. In most cases, these tuition rates represent increases of approximately 0% to 8% with an average of approximately 4% from the prior year. These tuition rates do not include the cost of course fees, books, supplies, transportation, clinical fees, living expenses, or other fees as listed in the Chamberlain academic catalog.

Walden

Walden Student Enrollment:

	Fiscal Year 2024			
Period	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Total students	40,975	40,971	42,751	41,845
% change from prior year	0.5 %	7.9 %	8.4 %	11.3 %

	Fiscal Year 2023			
Period	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Total students	40,772	37,956	39,427	37,582
% change from prior year	(9.2)%	(7.8)%	(7.9)%	(4.8)%

Walden total student enrollment represents those students attending instructional sessions as of the dates identified above. Walden revenue increased 11.5%, or $61.6 million, to $595.3 million in fiscal year 2024 compared to the prior year driven by an increase in enrollment, higher tuition rates, and an increase in average credit hours per student. Walden's performance turnaround in enrollment in fiscal year 2024 has been accelerated by investments in student experience and brand along with providing flexibility to working adults through part-time and Tempo Learning® competency-based programs.

Tuition Rates:

On a per credit hour basis, tuition for Walden programs range from $130 per credit hour to $1,060 per credit hour, with the wide range due to the nature of the programs. General education courses are charged at $340 per credit hour. Other programs such as those with a subscription-based learning modality or those billed on a subscription period or term basis range from $1,550 to $7,325 per term. Students are charged a program fee that ranges from $50 to $230 per term as well as a clinical fee of $160 per course for specific programs. Some programs require students to attend residencies, skills labs, and pre-practicum labs, which are charged at a range of $1,000 to $2,550 per event. In most cases, these tuition rates, event charges, and fees represent increases of approximately 0% to 4% with an average of approximately 2% from the prior year. These tuition rates, event charges, and fees do not include the cost of books or personal technology, supplies, transportation, or living expenses.

Medical and Veterinary

Medical and Veterinary Student Enrollment:

	Fiscal Year 2024		
Semester	Sept. 2023	Jan. 2024	May 2024
Total students	5,209	5,073	4,726
% change from prior year	(7.5)%	(4.5)%	(2.9)%

	Fiscal Year 2023		
Semester	Sept. 2022	Jan. 2023	May 2023
Total students	5,634	5,312	4,869
% change from prior year	3.4 %	1.6 %	(8.2)%

Medical and Veterinary revenue increased 2.8%, or $9.7 million, to $355.8 million in fiscal year 2024 compared to the prior year, driven by tuition rate increases at all three institutions in this segment, partially offset by decreased enrollment at all three institutions.

Management's focus is on increasing enrollment and renewing operational effectiveness, specifically around academic support, the enrollment experience, and marketing.

Tuition Rates:

- Effective for semesters beginning in September 2023, for students first enrolled prior to May 2022, tuition rates for the beginning basic sciences and clinical rotation portions of AUC's medical program are $26,680 and $31,328, respectively, per semester, which represents a 6.8% and 12.0% increase, respectively, from the prior academic year. Effective for semesters beginning in September 2023, for students first enrolled in May 2022 and after, tuition rates for the beginning basic sciences and clinical rotation portions of AUC's medical program are $21,568 and $28,146, respectively, per semester, which represents a 6.8% and 12.0% increase, respectively, from the prior academic year. In addition, students first enrolled in May 2022 and after are charged administrative fees of $5,430 and $3,841 for the basic sciences and clinical rotation portions of the program, respectively, per semester, which represents a 6.8% and 12.0% increase, respectively, from the prior academic year.

- Effective for semesters beginning in September 2023, for students first enrolled prior to May 2022, tuition rates for the beginning basic sciences and clinical rotation portions of RUSM's medical program are $27,547 and $30,397, respectively, per semester. These tuition rates represent a 6.0% increase from the prior academic year. Effective for semesters beginning in September 2023, for students first enrolled in May 2022 and after, tuition rates for the beginning basic sciences and clinical rotation portions of RUSM's medical program are $23,284 and $27,447, respectively, per semester. In addition, students first enrolled in May 2022 and after are charged administrative fees ranging from $5,883 to $6,662 for the basic sciences portion of the program and $3,420 for the clinical rotation portion of the program, per semester. These tuition rates and fees represent a 6.0% increase from the prior academic year.

- Effective for semesters beginning in September 2023, for students who first enrolled prior to September 2018, tuition rates for the pre-clinical (semesters 1-7) and clinical curriculum (semesters 8-10) of RUSVM's veterinary program are $22,334 and $28,034, respectively, per semester. Effective for semesters beginning in September 2023, for students first enrolled in September 2018 and after, tuition rates for the pre-clinical and clinical curriculum of RUSVM's veterinary program are $24,044 per semester. All of these tuition rates represent a 6.0% increase from the prior academic year.

The respective tuition rates for AUC, RUSM, and RUSVM do not include the cost of transportation, living expenses, or health insurance.

Cost of Educational Services

The largest component of cost of educational services is the cost of faculty and staff who support educational operations. This expense category also includes the costs of facilities, adjunct faculty, supplies, housing, bookstore, other educational materials, student education-related support activities, and the provision for bad debts. We have not experienced significant inflationary pressures on wages or other costs of delivering our educational services; however, should inflation persist in the overall economy, cost increases could affect our results of operations in the future. The following table presents cost of educational services by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2024 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Fiscal year 2023	$ 248,727	$ 199,625	$ 200,134	$ 648,486
Cost increase	28,488	21,485	89	50,062
Fiscal year 2024	$ 277,215	$ 221,110	$ 200,223	$ 698,548
% change from prior year	11.5 %	10.8 %	0.0 %	7.7 %

Cost of educational services increased 7.7%, or $50.1 million, to $698.5 million in fiscal year 2024 compared to the prior year. This cost increase was primarily driven by an increase in labor and other costs to support increased enrollment, and an increase in provision for bad debts at Chamberlain and Walden.

As a percentage of revenue, cost of educational services was 44.1% in fiscal year 2024 compared to 44.7% in the prior year. The decrease in the percentage was primarily the result of revenue growth accompanied with cost efficiencies.

Student Services and Administrative Expense

The student services and administrative expense category includes expenses related to student admissions, marketing and advertising, general and administrative, and amortization expense of acquired intangible assets. We have not experienced significant inflationary pressures on wages or other costs of providing services to our students and educational institutions; however, should inflation persist in the overall economy, cost increases could affect our results of operations in the future. The following table presents student services and administrative expense by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2024 | | | | |
	Chamberlain	Walden	Medical and Veterinary	Home Office	Consolidated
Fiscal year 2023	$ 186,805	$ 294,974	$ 78,598	$ 25,632	$ 586,009
Cost increase	31,702	19,940	5,470	5,444	62,556
Amortization of acquired intangible assets decrease	—	(25,595)	—	—	(25,595)
Litigation reserve increase	—	8,500	—	—	8,500
Loss on assets held for sale increase	—	—	—	647	647
Debt modification costs increase	—	—	—	848	848
Fiscal year 2024	$ 218,507	$ 297,819	$ 84,068	$ 32,571	$ 632,965
Fiscal year 2024 % change:					
Cost increase	17.0 %	6.8 %	7.0 %	NM	10.7 %
Amortization of acquired intangible assets decrease	—	(8.7)%	—	NM	(4.4)%
Litigation reserve increase	—	2.9 %	—	NM	1.5 %
Loss on assets held for sale increase	—	—	—	NM	0.1 %
Debt modification costs increase	—	—	—	NM	0.1 %
Fiscal year 2024 % change	17.0 %	1.0 %	7.0 %	NM	8.0 %

Student services and administrative expense increased 8.0%, or $47.0 million, to $633.0 million in fiscal year 2024 compared to the prior year. Excluding amortization of acquired intangible assets, litigation reserve, loss on assets held for

sale, and debt modification costs, student services and administrative expense increased 10.7%, or $62.6 million, in fiscal year 2024 compared to the prior year. This cost increase was primarily driven by an increase in incentive compensation expense, marketing expense, and investments to support growth initiatives.

As a percentage of revenue, student services and administrative expense was 39.9% in fiscal year 2024 compared to 40.4% in the prior year. The decrease in the percentage was primarily the result of efficiencies in marketing spend and a decrease in amortization of acquired intangible assets.

Restructuring Expense

Restructuring expense was $1.9 million and $18.8 million in fiscal year 2024 and 2023, respectively. This decrease was primarily driven by higher real estate consolidations in fiscal year 2023 at Walden, Medical and Veterinary, and Adtalem's home office resulting in impairments on operating lease assets and property and equipment. We continue to incur restructuring charges or reversals related to exited leased space from previous restructuring activities.

Business Acquisition and Integration Expense

Business acquisition and integration expense was $34.2 million and $42.7 million in fiscal year 2024 and 2023, respectively. These are costs associated with integrating Walden into Adtalem. In addition, during fiscal year 2023, we initiated transformation initiatives to accelerate growth and organizational agility. Certain costs relating to this transformation are included in business acquisition and integration expense in the Consolidated Statements of Income. We may incur additional integration costs in fiscal year 2025, but at a decreasing rate.

Gain on Sale of Assets

On July 31, 2019, Adtalem sold its Chicago, Illinois, campus facility to DePaul College Prep Foundation ("DePaul College Prep") for $52.0 million. Adtalem received $5.2 million of cash at the time of closing and held a mortgage, secured by the property, from DePaul College Prep for $46.8 million. The mortgage was due on July 31, 2024 as a balloon payment and bore interest at a rate of 4% per annum, payable monthly. DePaul College Prep had an option to make prepayments. Due to Adtalem's involvement with financing the sale, the transaction did not qualify as a sale for accounting purposes at the time of closing. Adtalem continued to maintain the assets associated with the sale on the Consolidated Balance Sheets. We recorded a note receivable of $40.3 million and a financing payable of $45.5 million at the time of the sale, which were classified as other assets, net and other liabilities, respectively, on the Consolidated Balance Sheets. On February 23, 2023, DePaul College Prep paid the mortgage in full. Upon receiving full repayment of the mortgage, Adtalem no longer is involved in the financing of the sale and therefore derecognized the note receivable, the financing payable, and the assets associated with the campus facility, which resulted in recognizing a gain on sale of assets of $13.3 million in fiscal year 2023. This gain was recorded at Adtalem's home office, which is classified as "Home Office" in Note 22 "Segment Information" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Operating Income

The following table presents a reconciliation of operating income (GAAP) to adjusted operating income (non-GAAP) by segment (in thousands):

		Year Ended June 30,					
						Increase/(Decrease)	
		2024		2023		$	%
Chamberlain:							
Operating income (GAAP)	$	137,800	$	134,685	$	3,115	2.3 %
Restructuring expense		—		818		(818)	
Adjusted operating income (non-GAAP)	$	137,800	$	135,503	$	2,297	1.7 %
Operating margin (GAAP)		21.8 %		23.6 %			
Operating margin (non-GAAP)		21.8 %		23.7 %			
Walden:							
Operating income (GAAP)	$	77,179	$	35,880	$	41,299	115.1 %
Restructuring expense		(776)		3,245		(4,021)	
Amortization of acquired intangible assets		35,644		61,239		(25,595)	
Litigation reserve		18,500		10,000		8,500	
Adjusted operating income (non-GAAP)	$	130,547	$	110,364	$	20,183	18.3 %
Operating margin (GAAP)		13.0 %		6.7 %			
Operating margin (non-GAAP)		21.9 %		20.7 %			
Medical and Veterinary:							
Operating income (GAAP)	$	71,065	$	59,649	$	11,416	19.1 %
Restructuring expense		442		7,687		(7,245)	
Adjusted operating income (non-GAAP)	$	71,507	$	67,336	$	4,171	6.2 %
Operating margin (GAAP)		20.0 %		17.2 %			
Operating margin (non-GAAP)		20.1 %		19.5 %			
Home Office:							
Operating loss (GAAP)	$	(68,990)	$	(62,044)	$	(6,946)	(11.2)%
Restructuring expense		2,204		7,067		(4,863)	
Business acquisition and integration expense		34,215		42,661		(8,446)	
Loss on assets held for sale		647		—		647	
Debt modification costs		848		—		848	
Gain on sale of assets		—		(13,317)		13,317	
Adjusted operating loss (non-GAAP)	$	(31,076)	$	(25,633)	$	(5,443)	(21.2)%
Adtalem Global Education:							
Operating income (GAAP)	$	217,054	$	168,170	$	48,884	29.1 %
Restructuring expense		1,870		18,817		(16,947)	
Business acquisition and integration expense		34,215		42,661		(8,446)	
Amortization of acquired intangible assets		35,644		61,239		(25,595)	
Litigation reserve		18,500		10,000		8,500	
Loss on assets held for sale		647		—		647	
Debt modification costs		848		—		848	
Gain on sale of assets		—		(13,317)		13,317	
Adjusted operating income (non-GAAP)	$	308,778	$	287,570	$	21,208	7.4 %
Operating margin (GAAP)		13.7 %		11.6 %			
Operating margin (non-GAAP)		19.5 %		19.8 %			

Consolidated operating income increased 29.1%, or $48.9 million, to $217.1 million in fiscal year 2024 compared to the prior year. The operating income increase in fiscal year 2024 was primarily driven by an increase in revenue and decreases in restructuring expense, business acquisition and integration expense, and amortization of acquired intangible assets, partially offset by increases in litigation reserves, labor and other costs to support increased enrollment, incentive compensation expense, marketing expense, and provision for bad debts, and the gain on sale of assets in fiscal year 2023. The decrease in amortization of acquired intangible assets is driven by the decrease in amortization relating to the Walden student relationships intangible asset. This intangible asset is amortized based on the estimated retention of the students and considers the revenue and cash flow associated with these existing students, which are concentrated at the beginning of the asset's useful life.

Consolidated adjusted operating income increased 7.4%, or $21.2 million, to $308.8 million in fiscal year 2024 compared to the prior year. The adjusted operating income increase in fiscal year 2024 was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, incentive compensation expense, marketing expense, and provision for bad debts.

Chamberlain

Chamberlain operating income increased 2.3%, or $3.1 million, to $137.8 million in fiscal year 2024 compared to the prior year. Segment adjusted operating income increased 1.7%, or $2.3 million, to $137.8 million in fiscal year 2024 compared to the prior year. The adjusted operating income increase in fiscal year 2024 was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, incentive compensation expense, marketing expense, and provision for bad debts.

Walden

Walden operating income increased 115.1%, or $41.3 million, to $77.2 million in fiscal year 2024 compared to the prior year. Segment adjusted operating income increased 18.3%, or $20.2 million, to $130.5 million in fiscal year 2024 compared to the prior year. The adjusted operating income increase in fiscal year 2024 was primarily driven by the increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, incentive compensation expense, and provision for bad debts.

Medical and Veterinary

Medical and Veterinary operating income increased 19.1%, or $11.4 million, to $71.1 million in fiscal year 2024 compared to the prior year. Segment adjusted operating income increased 6.2%, or $4.2 million, to $71.5 million in fiscal year 2024 compared to the prior year. The adjusted operating income increase in fiscal year 2024 was primarily driven by an increase in revenue and a decrease in provision for bad debts.

Interest Expense

Interest expense was $63.7 million and $63.1 million in fiscal year 2024 and 2023, respectively. This increase was primarily driven by the increase in letter of credit fees (as discussed in Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data"), partially offset by lower write-offs on debt discount and issuance costs on Term Loan B in the current year compared to the prior year.

Other Income, Net

Other income, net was income of $10.5 million and income of $7.0 million in fiscal year 2024 and 2023, respectively. The other income, net increase in fiscal year 2024 was primarily driven by $5.0 million of expense in fiscal year 2023 for an impairment of an equity investment.

(Provision for) Benefit from Income Taxes

Our effective income tax rate ("ETR") from continuing operations can differ from the 21% U.S. federal statutory rate due to several factors, including tax on global intangible low-taxed income ("GILTI"), limitation of tax benefits on certain executive compensation, the rate of tax applied by state and local jurisdictions, the rate of tax applied to earnings outside the U.S., tax incentives, tax credits related to research and development expenditures, changes in valuation allowance, liabilities for uncertain tax positions, and tax benefits on stock-based compensation awards.

Our effective tax rate from continuing operations was 16.0% and 9.2% in fiscal year 2024 and 2023, respectively. In fiscal year 2024, our effective tax rate increase was primarily due to an increase in the percentage of earnings operations in higher taxed jurisdictions and a limitation of tax benefits on certain executive compensation. The rate increase was partially offset due to the lapsing of statues of limitations for unrecognized tax benefits in fiscal year 2024. In addition, in fiscal year 2023, we released a valuation allowance on certain deferred tax assets based on our reassessment of the amount of state net operating loss carryforwards that are more likely than not to be realized.

Discontinued Operations

Beginning in the second quarter of fiscal year 2022, ACAMS, Becker, OCL, and EduPristine operations were classified as discontinued operations. In addition, we continue to incur costs associated with ongoing litigation and settlements related to the DeVry University and Carrington College divestitures, which were completed during fiscal year 2019, and are classified as expense within discontinued operations.

Loss from discontinued operations in fiscal year 2024 was $0.9 million. This loss consisted of the following: (i) loss of $0.8 million driven by ongoing litigation costs and settlements related to the DeVry University and Carrington College divestitures, partially offset by income from the DeVry University earn-out; and (ii) provision for income taxes of $0.2 million associated with the items listed above.

Loss from discontinued operations in fiscal year 2023 was $8.4 million. This loss consisted of the following: (i) loss of $8.5 million driven by ongoing litigation costs and settlements related to the DeVry University divestiture, partially offset by income from the DeVry University earn-out; (ii) loss on the sale of ACAMS, Becker, and OCL of $3.6 million for working capital adjustments to the initial sales prices and a tax return to provision adjustment; and (iii) benefit from income taxes of $3.6 million associated with the items listed above.

Liquidity and Capital Resources

Adtalem's primary source of liquidity is the cash received from payments for student tuition, fees, books, and other educational materials. These payments include funds originating as financial aid from various federal and state loan and grant programs, student and family educational loans, employer educational reimbursements, scholarships, and student and family financial resources. Adtalem continues to provide financing options for its students, including Adtalem's credit extension programs.

The pattern of cash receipts during the year is seasonal. Adtalem's cash collections on accounts receivable peak at the start of each institution's term. Accounts receivable reach their lowest level at the end of each institution's term.

Adtalem's consolidated cash and cash equivalents balance of $219.3 million and $272.2 million as of June 30, 2024 and 2023, respectively, included cash and cash equivalents held at Adtalem's international operations of $4.6 million and $7.2 million as of June 30, 2024 and 2023, respectively, which is available to Adtalem for general corporate purposes.

Cash Flow Summary

Operating Activities

The following table provides a summary of cash flows from operating activities (in thousands):

| | Year Ended June 30, | |
	2024	2023
Income from continuing operations	$ 137,713	$ 101,752
Non-cash items	203,567	196,725
Changes in assets and liabilities	(52,913)	(103,787)
Net cash provided by operating activities-continuing operations	$ 288,367	$ 194,690

Net cash provided by operating activities from continuing operations in fiscal year 2024 was $288.4 million compared to $194.7 million in the prior year. The increase was driven by an increase in income from continuing operations, net of lower non-cash items, and changes in working capital. The increase of $6.8 million in non-cash items between fiscal year 2024 and 2023 was primarily driven by increases in provision for bad debts, deferred income taxes, and gain on sale of assets, which were partially offset by decreases in impairments to operating lease assets and amortization of intangible assets. The increase of $50.9 million in cash generated from changes in assets and liabilities between fiscal year 2024 and 2023 was primarily due to timing differences in accounts and financing receivables, prepaid assets, cloud computing implementation assets, accounts payable, accrued payroll and benefits, accrued liabilities, accrued interest, and deferred revenue.

Investing Activities

Capital expenditures were $48.9 million and $26.0 million in fiscal year 2024 and 2023, respectively. The capital expenditures in fiscal year 2024 primarily consisted of spending for information technology investments and Chamberlain's campus development. For fiscal year 2025, we expect capital spending on information technology, new campus development at Chamberlain, and facility improvements at the medical and veterinary schools. Management anticipates fiscal year 2025 capital spending to be in the $55 to $75 million range. The source of funds for this capital spending will be from operations or the Credit Facility (as defined and discussed in Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data").

During fiscal year 2024 and 2023, we received proceeds from the sale of marketable securities held in a Rabbi Trust of $1.7 million and $7.6 million, respectively, and made additional investments in marketable securities held by the Rabbi Trust of $0.7 million and $1.5 million, respectively.

On July 31, 2019, Adtalem sold its Chicago, Illinois, campus facility to DePaul College Prep for $52.0 million. Adtalem received $5.2 million of cash at the time of closing and held a mortgage loan, secured by the property, from DePaul College Prep for $46.8 million. The mortgage loan was due on July 31, 2024 as a balloon payment and bore interest at a rate of 4% per annum, payable monthly. The buyer had an option to make prepayments. On February 23, 2023, DePaul College Prep paid the mortgage loan in full. The $46.8 million received during fiscal year 2023 is classified as an investing activity in the Consolidated Statements of Cash Flows.

During fiscal year 2023, we paid $3.2 million for a working capital adjustment to the initial sales prices for ACAMS, Becker, and OCL.

Financing Activities

The following table provides a summary of cash flows from financing activities (in thousands):

	Year Ended June 30,	
	2024	2023
Repurchases of common stock for treasury	$ (261,966)	$ (123,133)
Payment on equity forward contract	—	(13,162)
Net repayments of long-term debt	(50,000)	(150,861)
Other	10,168	(1,359)
Net cash used in financing activities	$ (301,798)	$ (288,515)

On March 1, 2022, we announced that the Board authorized Adtalem's thirteenth share repurchase program, which allows Adtalem to repurchase up to $300.0 million of its common stock through February 25, 2025. On January 16, 2024, Adtalem completed its thirteenth share repurchase program. On January 19, 2024, we announced that the Board authorized Adtalem's fourteenth share repurchase program, which allows Adtalem to repurchase up to $300.0 million of its common stock through January 16, 2027. As of June 30, 2024, $211.6 million of authorized share repurchases were remaining under the fourteenth share repurchase program. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors. See Note 16 "Share Repurchases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our share repurchase programs.

On March 14, 2022, we entered into an ASR agreement to repurchase $150.0 million of common stock. We received an initial delivery of 4,709,576 shares of common stock representing approximately 80% of the total shares expected to be delivered at the time of executing the ASR based on the per share price on the day prior to the execution date. The final number of shares to be repurchased was based on the volume-weighted average price of Adtalem's common stock during the term of the ASR agreement, less a discount and subject to adjustments pursuant to the terms of the ASR agreement. The ASR agreement ended on October 14, 2022. Based on the volume-weighted average price of Adtalem's common stock during the term of the ASR agreement, Adtalem owed the counter party 332,212 shares of common stock. We elected to settle the contract in cash instead of delivering shares by making a cash payment of $13.2 million on November 2, 2022.

On March 1, 2021, we issued $800.0 million aggregate principal amount of 5.50% Senior Secured Notes due 2028 (the "Notes"), which mature on March 1, 2028. On August 12, 2021, Adtalem entered into its new credit agreement (the "Credit Agreement") that provides for (1) a $850.0 million senior secured term loan ("Term Loan B") with a maturity date of August 12, 2028 and (2) a $400.0 million senior secured revolving loan facility ("Revolver") with a maturity date of August 12, 2026. We refer to the Term Loan B and Revolver collectively as the "Credit Facility." The Revolver will be used to finance ongoing working capital and for general corporate purposes. During fiscal year 2022, we made a prepayment of $396.7 million on the Term Loan B. With that prepayment, we are no longer required to make quarterly installment payments. On April 11, 2022, we repaid $373.3 million of Notes at a price equal to 100% of the principal amount of the Notes. During June 2022, we repurchased on the open market an additional $20.8 million of Notes at a price equal to approximately 90% of the principal amount of the Notes. During the first quarter of fiscal year 2023, we repurchased on the open market an additional $0.9 million of Notes at a price equal to approximately 92% of the principal amount of the Notes. On September 22, 2022, November 22, 2022, and January 26, 2024, we made additional prepayments of $100.0 million, $50.0 million, and $50.0 million, respectively, on the Term Loan B. As of June 30, 2024, the principal balance of the Notes and Term Loan B was $405.0 million and $253.3 million, respectively. See Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on the Notes and our Credit Agreement.

In the event of unexpected market conditions or negative economic changes that could negatively affect Adtalem's earnings and/or operating cash flow, Adtalem maintains a $400.0 million revolving credit facility with availability of $242.1 million as of June 30, 2024.

Material Cash Requirements

Long-Term Debt – As of June 30, 2024, we have principal balances of $405.0 million of Notes and $253.3 million of Term Loan B, which requires interest payments. With the Term Loan B prepayments noted above, we are no longer required to make quarterly principal installment payments on the Term Loan B. In addition, we maintain a $400.0 million revolving credit facility with availability of $242.1 million as of June 30, 2024.

ED has recently allowed reductions in our letters of credit totaling $90.8 million. On January 31, 2024, ED allowed a $76.2 million letter of credit in favor of ED to expire without any requirement for Adtalem to renew it. On April 26, 2024, ED indicated that it would permit Adtalem to reduce its $84.0 million surety-backed letter of credit in favor of ED on behalf of Walden, which allows Walden to participate in Title IV programs, to $69.4 million, which took effect on June 24, 2024, and was extended through December 31, 2024. In addition, Adtalem had a letter of credit outstanding under its Revolver in the amount of $157.9 million as of June 30, 2024, in favor of ED, which allows Adtalem institutions to participate in Title IV programs. As of June 30, 2024, Adtalem had $227.3 million of letters of credit outstanding in favor of ED. See Note 14 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on the Notes and our Credit Agreement.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Adtalem has posted $44.3 million of surety bonds as of June 30, 2024 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

Operating Lease Obligations – We have operating lease obligations for the minimum payments required under various lease agreements which are recorded on the Consolidated Balance Sheets. In addition, we sublease certain space to third parties, which partially offsets the lease obligations at these facilities. See Note 12 "Leases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our lease agreements.

Critical Accounting Estimates

We describe our significant accounting policies in the Notes to Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data." The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting estimates discussed below are those that we believe involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial

condition or results of operations. Although management believes its assumptions and estimates are reasonable, actual results could differ from those estimates.

Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in our accounts and financing receivable balances as of each balance sheet date. In evaluating the collectability of our accounts and financing receivable balances, we utilize historical events, current conditions, and reasonable and supportable forecasts about the future. The estimate of our credit losses involves a significant level of uncertainty as it requires significant judgment to estimate the amount we will collect in the future on our accounts and financing receivable balances. See Note 10 "Accounts and Financing Receivables" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our credit losses.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events that may trigger an impairment analysis could include a decision by management to exit a market or a line of business or to consolidate operating locations. Upon identifying such an event, if the carrying value of the long-lived asset is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Significant judgement is involved in determining whether a triggering event has occurred, and significant assumptions are used in the estimation of future cash flows and fair values of long-lived assets. Changes in our judgments and assumptions could result in impairments of long-lived assets in future periods.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is May 31.

We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds its fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

For intangible assets with finite lives, we evaluate for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Intangible assets with finite lives are amortized over their expected economic lives, ranging from three to five years.

All intangible assets and certain goodwill are being amortized for tax reporting purposes over statutory lives.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Significant assumptions used in the determination of reporting unit fair value measurements generally include forecasted cash flows, discount rates, terminal growth rates, and earnings multiples. The discounted cash flow models used to determine the fair value of our AUC reporting unit during fiscal year 2024 reflected our most recent cash

flow projections, a discount rate of 12.5%, and a terminal growth rate of 3.0%. Each of these inputs can significantly affect the fair values of our reporting units. Based on this quantitative assessment, it was determined that the fair value of the AUC reporting unit exceeded its carrying value by approximately 20% and therefore no goodwill impairment was identified.

Significant judgments and assumptions were used in determining the fair value of intangible assets. The with and without method of the income approach and the relief from royalty model used in the determination of the fair values of our AUC Title IV eligibility and trade name intangible assets, respectively, during fiscal year 2024 reflected our most recent revenue projections, a discount rate of 12.5%, a royalty rate of 5.5%, and a terminal growth rate of 3.0%. Each of these factors and assumptions can significantly affect the value of the intangible asset. Based on these quantitative assessments, it was determined that the fair values of these indefinite-lived intangible assets in the AUC reporting unit exceeded their carrying values by at least 23% and therefore no impairment was identified.

Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, interest rates rise, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods. See Note 13 "Goodwill and Intangible Assets" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our goodwill and intangible assets impairment analysis.

Income Taxes

Adtalem accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Adtalem also recognizes future tax benefits associated with tax loss and credit carryforwards as deferred tax assets. Adtalem's deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. To assess whether it is more likely than not that deferred tax assets will be realized and whether a valuation allowance needs to be recorded against them, we consider future reversals of existing taxable temporary differences, expected future earnings, prior earnings history, and tax planning strategies. Such assessments involve significant judgements and are subject to change in the future particularly if earnings are significantly different from expectations.

Adtalem is subject to audit by federal, state, and foreign tax authorities and Adtalem reduces its net tax assets for the estimated additional tax and interest that may result from those tax authorities disputing uncertain tax positions Adtalem has taken. Evaluating the exposure associated with uncertain tax positions involves significant judgment and we record reserves based on our past experience with similar situations and on the technical support for the positions. Our effective tax rate for a given period could be impacted by changes in the measurement of uncertain tax positions.

Contingencies

Adtalem is subject to contingencies, such as various claims and legal actions that arise in the normal conduct of its business. We record an accrual for those matters where management believes a loss is probable and can be reasonably estimated. For those matters for which we have not recorded an accrual, their possible impact on Adtalem's business, financial condition, or results of operations, cannot be predicted at this time. A significant amount of judgment and the use of estimates are required to quantify our ultimate exposure in these matters. The valuation of liabilities for these contingencies is reviewed on a quarterly basis and any necessary adjustments to the accrual on the Consolidated Balance Sheets is recorded. While we believe that the amount accrued to-date is adequate, future changes in circumstances could impact these determinations. See Note 21 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our loss contingencies.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 2 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Non-GAAP Financial Measures and Reconciliations

We believe that certain non-GAAP financial measures provide investors with useful supplemental information regarding the underlying business trends and performance of Adtalem's ongoing operations as seen through the eyes of management and are useful for period-over-period comparisons. We use these supplemental non-GAAP financial measures internally in our assessment of performance and budgeting process. However, these non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The following are non-GAAP financial measures used in this Annual Report on Form 10-K:

Adjusted net income (most comparable GAAP measure: net income) – Measure of Adtalem's net income adjusted for restructuring expense, business acquisition and integration expense, amortization of acquired intangible assets, gain on sale of assets, write-off of debt discount and issuance costs, gain on extinguishment of debt, litigation reserve, investment impairment, loss on assets held for sale, debt modification costs, tax benefit due to change in valuation allowance, tax benefit due to change in unrecognized tax benefits, and loss from discontinued operations.

Adjusted earnings per share (most comparable GAAP measure: diluted earnings per share) – Measure of Adtalem's diluted earnings per share adjusted for restructuring expense, business acquisition and integration expense, amortization of acquired intangible assets, gain on sale of assets, write-off of debt discount and issuance costs, gain on extinguishment of debt, litigation reserve, investment impairment, loss on assets held for sale, debt modification costs, tax benefit due to change in valuation allowance, tax benefit due to change in unrecognized tax benefits, and loss from discontinued operations.

Adjusted operating income (most comparable GAAP measure: operating income) – Measure of Adtalem's operating income adjusted for restructuring expense, business acquisition and integration expense, amortization of acquired intangible assets, litigation reserve, loss on assets held for sale, debt modification costs, and gain on sale of assets. This measure is applied on a consolidated and segment basis, depending on the context of the discussion.

Adjusted EBITDA (most comparable GAAP measure: net income) – Measure of Adtalem's net income adjusted for loss from discontinued operations, interest expense, other income, net, provision for income taxes, depreciation, amortization of acquired intangible assets, amortization of cloud computing implementation assets, stock-based compensation, restructuring expense, business acquisition and integration expense, litigation reserve, loss on assets held for sale, debt modification costs, and gain on sale of assets. This measure is applied on a consolidated and segment basis, depending on the context of the discussion. Provision for income taxes, interest expense, and other income, net is not recorded at the reportable segments, and therefore, the segment adjusted EBITDA reconciliations begin with operating income.

A description of special items in our non-GAAP financial measures described above are as follows:

- Restructuring expense primarily related to real estate consolidations at Walden, Medical and Veterinary, and Adtalem's home office. We do not include normal, recurring, cash operating expenses in our restructuring expense.
- Business acquisition and integration expense include expenses related to the Walden acquisition and certain costs related to growth transformation initiatives. We do not include normal, recurring, cash operating expenses in our business acquisition and integration expense.
- Amortization of acquired intangible assets.
- Amortization of cloud computing implementation assets.
- Gain on sale of Adtalem's Chicago, Illinois, campus facility.
- Write-off of debt discount and issuance costs and gain on extinguishment of debt related to prepayments of debt, reserves related to significant litigation, impairment of an equity investment, loss on assets held for sale related to a fair value write-down on assets, and debt modification costs related to refinancing our Term Loan B loan.
- Tax benefit due to change in valuation allowance.
- Tax benefit due to change in unrecognized tax benefits.
- Loss from discontinued operations includes expense from ongoing litigation costs and settlements related to the DeVry University and Carrington College divestitures, a loss on sale of ACAMS, Becker, and OCL for working capital adjustments to the initial sales prices and a tax return to provision adjustment, and the earn-outs we received.

The following tables provide a reconciliation from the most directly comparable GAAP measure to these non-GAAP financial measures. The operating income reconciliation is included in the results of operations section within this MD&A.

Net income reconciliation to adjusted net income (in thousands):

	Year Ended June 30,	
	2024	2023
Net income (GAAP)	$ 136,777	$ 93,358
Restructuring expense	1,870	18,817
Business acquisition and integration expense	34,215	42,661
Amortization of acquired intangible assets	35,644	61,239
Gain on sale of assets	—	(13,317)
Write-off of debt discount and issuance costs, gain on extinguishment of debt, litigation reserve, investment impairment, loss on assets held for sale, and debt modification costs	21,108	19,226
Tax benefit due to change in valuation allowance	—	(6,184)
Tax benefit due to change in unrecognized tax benefits	(5,657)	—
Income tax impact on non-GAAP adjustments [1]	(23,104)	(31,997)
Loss from discontinued operations	936	8,394
Adjusted net income (non-GAAP)	$ 201,789	$ 192,197

[1] Represents the income tax impact of non-GAAP continuing operations adjustments that is recognized in our GAAP financial statements.

Diluted earnings per share reconciliation to adjusted earnings per share (shares in thousands):

	Year Ended June 30,	
	2024	2023
Diluted earnings per share (GAAP)	$ 3.39	$ 2.05
Effect on diluted earnings per share:		
Restructuring expense	0.05	0.41
Business acquisition and integration expense	0.85	0.94
Amortization of acquired intangible assets	0.88	1.34
Gain on sale of assets	-	(0.29)
Write-off of debt discount and issuance costs, gain on extinguishment of debt, litigation reserve, investment impairment, loss on assets held for sale, and debt modification costs	0.52	0.42
Tax benefit due to change in valuation allowance	-	(0.14)
Tax benefit due to change in unrecognized tax benefits	(0.14)	-
Income tax impact on non-GAAP adjustments [1]	(0.57)	(0.70)
Loss from discontinued operations	0.02	0.18
Adjusted earnings per share (non-GAAP)	$ 5.01	$ 4.21
Diluted shares used in non-GAAP EPS calculation	40,307	45,600

[1] Represents the income tax impact of non-GAAP continuing operations adjustments that is recognized in our GAAP financial statements.

Reconciliation to adjusted EBITDA (in thousands):

	Year Ended June 30,			
			Increase/(Decrease)	
	2024	2023	$	%
Chamberlain:				
Operating income (GAAP)	$ 137,800	$ 134,685	$ 3,115	2.3 %
Restructuring expense	—	818	(818)	
Depreciation	18,752	17,175	1,577	
Amortization of cloud computing implementation assets	1,332	89	1,243	
Stock-based compensation	8,303	4,719	3,584	
Adjusted EBITDA (non-GAAP)	$ 166,187	$ 157,486	$ 8,701	5.5 %
Adjusted EBITDA margin (non-GAAP)	26.2 %	27.6 %		
Walden:				
Operating income (GAAP)	$ 77,179	$ 35,880	$ 41,299	115.1 %
Restructuring expense	(776)	3,245	(4,021)	
Amortization of acquired intangible assets	35,644	61,239	(25,595)	
Litigation reserve	18,500	10,000	8,500	
Depreciation	7,389	9,419	(2,030)	
Amortization of cloud computing implementation assets	1,331	73	1,258	
Stock-based compensation	7,525	3,861	3,664	
Adjusted EBITDA (non-GAAP)	$ 146,792	$ 123,717	$ 23,075	18.7 %
Adjusted EBITDA margin (non-GAAP)	24.7 %	23.2 %		
Medical and Veterinary:				
Operating income (GAAP)	$ 71,065	$ 59,649	$ 11,416	19.1 %
Restructuring expense	442	7,687	(7,245)	
Depreciation	11,983	12,438	(455)	
Amortization of cloud computing implementation assets	469	37	432	
Stock-based compensation	4,930	3,003	1,927	
Adjusted EBITDA (non-GAAP)	$ 88,889	$ 82,814	$ 6,075	7.3 %
Adjusted EBITDA margin (non-GAAP)	25.0 %	23.9 %		
Home Office:				
Operating loss (GAAP)	$ (68,990)	$ (62,044)	$ (6,946)	(11.2)%
Restructuring expense	2,204	7,067	(4,863)	
Business acquisition and integration expense	34,215	42,661	(8,446)	
Loss on assets held for sale	647	—	647	
Debt modification costs	848	—	848	
Gain on sale of assets	—	(13,317)	13,317	
Depreciation	1,552	2,344	(792)	
Stock-based compensation	5,189	2,716	2,473	
Adjusted EBITDA (non-GAAP)	$ (24,335)	$ (20,573)	$ (3,762)	(18.3)%
Adtalem Global Education:				
Net income (GAAP)	$ 136,777	$ 93,358	$ 43,419	46.5 %
Loss from discontinued operations	936	8,394	(7,458)	
Interest expense	63,659	63,100	559	
Other income, net	(10,542)	(6,965)	(3,577)	
Provision for income taxes	26,224	10,283	15,941	
Operating income (GAAP)	217,054	168,170	48,884	
Depreciation and amortization	78,452	102,814	(24,362)	
Stock-based compensation	25,947	14,299	11,648	
Restructuring expense	1,870	18,817	(16,947)	
Business acquisition and integration expense	34,215	42,661	(8,446)	
Litigation reserve	18,500	10,000	8,500	
Loss on assets held for sale	647	—	647	
Debt modification costs	848	—	848	
Gain on sale of assets	—	(13,317)	13,317	
Adjusted EBITDA (non-GAAP)	$ 377,533	$ 343,444	$ 34,089	9.9 %
Adjusted EBITDA margin (non-GAAP)	23.8 %	23.7 %		

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Adtalem is not dependent upon the price levels, nor affected by fluctuations in pricing, of any particular commodity or group of commodities.

The financial position and results of operations of AUC, RUSM, and RUSVM Caribbean operations are measured using the U.S. dollar as the functional currency. Substantially all of their financial transactions are denominated in the U.S. dollar.

The interest rate on Adtalem's Term Loan B is based upon the Secured Overnight Financing Rate ("SOFR") for eurocurrency rate loans. As of June 30, 2024, Adtalem had $253.3 million in outstanding borrowings under the Term Loan B with an interest rate of 8.84%. Based upon borrowings of $253.3 million, a 100 basis point increase in short-term interest rates would result in $2.5 million of additional annual interest expense.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adtalem Global Education Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Adtalem Global Education Inc. and its subsidiaries (the "Company") as of June 30, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management

and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessments – American University of the Caribbean School of Medicine ("AUC") Reporting Unit Goodwill and AUC Title IV Eligibility and Accreditations

As described in Notes 2 and 13 to the consolidated financial statements, as of June 30, 2024, the Company's consolidated goodwill balance was $961 million and the Company's consolidated indefinite-lived intangible assets balance was $753 million. The goodwill and Title IV eligibility and accreditations indefinite-lived intangible asset associated with the AUC reporting unit were $68 million and $100 million, respectively. Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Management performs a quantitative assessment of the reporting unit's and indefinite-lived intangible asset's fair value if it is determined that the fair value is more likely than not less than the carrying value, or if management does not elect the option to perform an initial qualitative assessment. Fair value is estimated by management using a discounted cash flow model and the market multiple valuation approach for the AUC reporting unit and a with and without method in a discounted cash flow model for the AUC Title IV eligibility and accreditations. The significant assumptions used by management when estimating the fair value for the AUC reporting unit and Title IV eligibility and accreditations are risk-adjusted discount rates, terminal growth rate, earnings multiples for comparable companies, forecasted revenue with and without the accreditations in place and forecasted earnings before interest, taxes, depreciation and amortization ("EBITDA") with and without the accreditations in place.

The principal considerations for our determination that performing procedures relating to the impairment assessments of the AUC reporting unit goodwill and AUC Title IV eligibility and accreditations is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the AUC reporting unit and AUC Title IV eligibility and accreditation indefinite-lived intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to (a) risk-adjusted discount rate, forecasted revenue, forecasted EBITDA, and earnings multiples for comparable companies for the goodwill impairment assessment and (b) risk-adjusted discount rate, forecasted revenue with and without the accreditations in place, and forecasted EBITDA with the accreditations in place for the Title IV eligibility and accreditations; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's AUC goodwill and AUC Title IV eligibility and accreditation impairment assessments, including controls over the valuation of the AUC reporting unit and Title IV eligibility and accreditations. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of the AUC reporting unit and AUC Title IV eligibility and accreditation indefinite-lived intangible asset; (ii) evaluating the appropriateness of the discounted cash flow model and the market multiple valuation approach for the AUC reporting unit and the with and without method in a discounted cash flow model for the AUC Title IV eligibility and accreditations; (iii) testing the completeness and accuracy of underlying data used in the valuation methods; and (iv) evaluating the reasonableness of the significant assumptions used by management related to risk-adjusted discount rates, forecasted revenue, forecasted

EBITDA, earnings multiples for comparable companies, forecasted revenue with and without the accreditations in place, and forecasted EBITDA with the accreditations in place. Evaluating management's assumptions related to forecasted revenue, forecasted EBITDA, forecasted revenue with and without the accreditations in place and forecasted EBITDA with the accreditations in place involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the AUC business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow model, the market multiple valuation approach, and the with and without method in a discounted cash flow model, and (ii) the reasonableness of the risk-adjusted discount rates and earnings multiples for comparable companies assumptions.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
August 6, 2024

We have served as the Company's auditor since 1991.

Adtalem Global Education Inc.
Consolidated Balance Sheets
(in thousands, except par value)

		June 30,		
		2024		**2023**
Assets:				
Current assets:				
Cash and cash equivalents	$	219,306	$	272,194
Restricted cash		1,896		2,881
Accounts and financing receivables, net		126,833		102,749
Prepaid expenses and other current assets		70,050		102,473
Total current assets		418,085		480,297
Noncurrent assets:				
Property and equipment, net		248,524		244,649
Operating lease assets		176,755		174,677
Deferred income taxes		49,088		56,694
Intangible assets, net		776,694		812,338
Goodwill		961,262		961,262
Other assets, net		103,184		80,624
Assets held for sale		7,825		—
Total noncurrent assets		2,323,332		2,330,244
Total assets	$	2,741,417	$	2,810,541
Liabilities and shareholders' equity:				
Current liabilities:				
Accounts payable	$	102,626	$	81,812
Accrued payroll and benefits		71,373		52,041
Accrued liabilities		96,957		105,806
Deferred revenue		185,272		153,871
Current operating lease liabilities		31,429		37,673
Total current liabilities		487,657		431,203
Noncurrent liabilities:				
Long-term debt		648,712		695,077
Long-term operating lease liabilities		167,712		163,441
Deferred income taxes		29,526		26,068
Other liabilities		38,675		37,416
Total noncurrent liabilities		884,625		922,002
Total liabilities		1,372,282		1,353,205
Commitments and contingencies				
Shareholders' equity:				
Common stock, $0.01 par value per share, 200,000 shares authorized; 37,681 and 42,310 shares outstanding as of June 30, 2024 and June 30, 2023, respectively		832		822
Additional paid-in capital		611,949		568,761
Retained earnings		2,540,509		2,403,750
Accumulated other comprehensive loss		(2,227)		(2,227)
Treasury stock, at cost, 45,513 and 39,922 shares as of June 30, 2024 and June 30, 2023, respectively		(1,781,928)		(1,513,770)
Total shareholders' equity		1,369,135		1,457,336
Total liabilities and shareholders' equity	$	2,741,417	$	2,810,541

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended June 30,		
	2024	**2023**	**2022**
Revenue	$ 1,584,652	$ 1,450,826	$ 1,381,842
Operating cost and expense:			
Cost of educational services	698,548	648,486	659,776
Student services and administrative expense	632,965	586,009	566,494
Restructuring expense	1,870	18,817	25,628
Business acquisition and integration expense	34,215	42,661	53,198
Gain on sale of assets	—	(13,317)	—
Total operating cost and expense	1,367,598	1,282,656	1,305,096
Operating income	217,054	168,170	76,746
Interest expense	(63,659)	(63,100)	(129,348)
Other income, net	10,542	6,965	1,108
Income (loss) from continuing operations before income taxes	163,937	112,035	(51,494)
(Provision for) benefit from income taxes	(26,224)	(10,283)	15,539
Income (loss) from continuing operations	137,713	101,752	(35,955)
Discontinued operations:			
Loss from discontinued operations before income taxes	(762)	(8,464)	(986)
(Loss) gain on disposal of discontinued operations before income taxes	—	(3,576)	473,483
(Provision for) benefit from income taxes	(174)	3,646	(125,551)
(Loss) income from discontinued operations	(936)	(8,394)	346,946
Net income	$ 136,777	$ 93,358	$ 310,991
Earnings (loss) per share:			
Basic:			
Continuing operations	$ 3.49	$ 2.27	$ (0.74)
Discontinued operations	$ (0.02)	$ (0.19)	$ 7.17
Total basic earnings per share	$ 3.47	$ 2.08	$ 6.43
Diluted:			
Continuing operations	$ 3.42	$ 2.23	$ (0.74)
Discontinued operations	$ (0.02)	$ (0.18)	$ 7.17
Total diluted earnings per share	$ 3.39	$ 2.05	$ 6.43
Weighted-average shares outstanding:			
Basic shares	39,413	44,781	48,388
Diluted shares	40,307	45,600	48,388

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended June 30,		
	2024	**2023**	**2022**
Net income and comprehensive income before reclassification	$ 136,777	$ 93,358	$ 310,991
Reclassification adjustment for realized loss on foreign currency translation adjustments	—	—	296
Reclassification adjustment for loss on interest rate swap	—	—	6,695
Comprehensive income	$ 136,777	$ 93,358	$ 317,982

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended June 30,		
	2024	2023	2022
Operating activities:			
Net income	$ 136,777	$ 93,358	$ 310,991
Loss (income) from discontinued operations	936	8,394	(346,946)
Income (loss) from continuing operations	137,713	101,752	(35,955)
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	25,947	14,299	22,611
Amortization and impairments to operating lease assets	32,641	48,470	44,748
Depreciation	39,676	41,376	44,574
Amortization of acquired intangible assets	35,644	61,239	97,274
Amortization and write-off of debt discount and issuance costs	5,663	9,129	42,654
Provision for bad debts	53,175	32,999	27,141
Deferred income taxes	11,073	(5,087)	(544)
Loss on disposals, accelerated depreciation, and impairments to property and equipment	466	3,999	3,501
Gain on extinguishment of debt	—	(71)	(2,072)
(Gain) loss on investments	(1,365)	3,689	3,271
Gain on sale of assets	—	(13,317)	—
Unrealized loss on assets held for sale	647	—	—
Changes in assets and liabilities:			
Accounts and financing receivables	(76,355)	(56,309)	(41,391)
Prepaid expenses and other current assets	(8,781)	9,324	(2,827)
Cloud computing implementation assets	(27,154)	(13,873)	—
Accounts payable	18,330	24,744	(15,724)
Accrued payroll and benefits	19,422	(15,683)	(12,118)
Accrued liabilities	27,422	241	(16,305)
Deferred revenue	40,622	5,807	70,355
Operating lease liabilities	(36,692)	(59,188)	(49,147)
Other assets and liabilities	(9,727)	1,150	(16,044)
Net cash provided by operating activities-continuing operations	288,367	194,690	164,002
Net cash provided by (used in) operating activities-discontinued operations	7,408	(2,776)	(153,401)
Net cash provided by operating activities	295,775	191,914	10,601
Investing activities:			
Capital expenditures	(48,893)	(26,014)	(31,054)
Proceeds from sales of marketable securities	1,732	7,635	3,447
Purchases of marketable securities	(689)	(1,508)	(3,624)
Proceeds from note receivable related to property sold	—	46,800	—
Payment for purchase of business, net of cash and restricted cash acquired	—	—	(1,488,054)
Cash received on DeVry University loan	—	—	10,000
Net cash (used in) provided by investing activities-continuing operations	(47,850)	26,913	(1,509,285)
Net cash used in investing activities-discontinued operations	—	—	(3,287)
Proceeds from sale of business, net of cash transferred	—	—	960,768
Payment for working capital adjustment for sale of business	—	(3,174)	—
Net cash (used in) provided by investing activities	(47,850)	23,739	(551,804)
Financing activities:			
Proceeds from exercise of stock options	17,089	2,625	8,879
Employee taxes paid on withholding shares	(7,731)	(4,592)	(2,834)
Proceeds from stock issued under Colleague Stock Purchase Plan	810	608	535
Repurchases of common stock for treasury	(261,966)	(123,133)	(120,000)
Payment on equity forward contract	—	(13,162)	(30,000)
Proceeds from issuance of long-term debt	1,896	—	850,000
Repayments of long-term debt	(51,896)	(150,861)	(1,079,713)
Payment of debt discount and issuance costs	—	—	(49,553)
Payment for purchase of redeemable noncontrolling interest of subsidiary	—	—	(1,790)
Net cash used in financing activities	(301,798)	(288,515)	(424,476)
Net decrease in cash, cash equivalents and restricted cash	(53,873)	(72,862)	(965,679)
Cash, cash equivalents and restricted cash at beginning of period	275,075	347,937	1,313,616
Cash, cash equivalents and restricted cash at end of period	$ 221,202	$ 275,075	$ 347,937
Supplemental cash flow disclosure:			
Interest paid	$ 57,842	$ 53,126	$ 107,093
Income taxes paid, net	$ 31,475	$ 12,312	$ 94,355
Non-cash investing and financing activities:			
Accrued capital expenditures	$ 8,718	$ 5,125	$ 4,321
Accrued liability for repurchases of common stock	$ —	$ 2,995	$ —
Accrued excise tax on share repurchases	$ 3,338	$ 1,126	$ —
Settlement of financing liability with assets	$ —	$ 38,606	$ —

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
June 30, 2021	81,099	$ 811	$ 519,826	$ 1,999,405	$ (9,218)	31,846	$ (1,217,307)	$ 1,293,517
Net income				310,991				310,991
Reclassification adjustment for realized gain on foreign currency translation adjustments					296			296
Reclassification adjustment for loss on interest rate swap					6,695			6,695
Stock-based compensation			23,247					23,247
Net activity from stock-based compensation awards	697	7	8,872			82	(2,834)	6,045
Proceeds from stock issued under Colleague Stock Purchase Plan			(97)			(19)	692	595
Repurchases of common stock for treasury						4,710	(120,000)	(120,000)
Equity forward contract			(30,000)					(30,000)
June 30, 2022	81,796	818	521,848	2,310,396	(2,227)	36,619	(1,339,449)	1,491,386
Net income				93,358				93,358
Stock-based compensation			14,299					14,299
Net activity from stock-based compensation awards	436	4	2,621			115	(4,592)	(1,967)
Proceeds from stock issued under Colleague Stock Purchase Plan			(7)	(4)		(19)	687	676
Settlement of equity forward contract			30,000				(43,162)	(13,162)
Repurchases of common stock for treasury						3,207	(127,254)	(127,254)
June 30, 2023	82,232	822	568,761	2,403,750	(2,227)	39,922	(1,513,770)	1,457,336
Net income				136,777				136,777
Stock-based compensation			25,947					25,947
Net activity from stock-based compensation awards	962	10	17,078			165	(7,731)	9,357
Proceeds from stock issued under Colleague Stock Purchase Plan			163	(18)		(20)	756	901
Repurchases of common stock for treasury						5,446	(261,183)	(261,183)
June 30, 2024	83,194	$ 832	$ 611,949	$ 2,540,509	$ (2,227)	45,513	$ (1,781,928)	$ 1,369,135

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Notes to Consolidated Financial Statements
Table of Contents

1. Nature of Operations

In this Annual Report on Form 10-K, Adtalem Global Education Inc., together with its subsidiaries, is collectively referred to as "Adtalem," "we," "our," "us," or similar references.

Adtalem is a leading healthcare educator in the U.S. Our schools consist of Chamberlain University ("Chamberlain"), Walden University ("Walden"), American University of the Caribbean School of Medicine ("AUC"), Ross University School of Medicine ("RUSM"), and Ross University School of Veterinary Medicine ("RUSVM"). AUC, RUSM, and RUSVM are collectively referred to as the "medical and veterinary schools." See Note 22 "Segment Information" for information on our reportable segments.

Beginning in the second quarter of fiscal year 2022, Adtalem eliminated its Financial Services segment when the Association of Certified Anti-Money Laundering Specialists ("ACAMS"), Becker Professional Education ("Becker"), OnCourse Learning ("OCL"), and EduPristine were classified as discontinued operations. In accordance with U.S. generally accepted accounting principles ("GAAP"), we have classified the ACAMS, Becker, OCL, and EduPristine entities as "Discontinued Operations" in all periods presented as applicable. As a result, all financial results, disclosures, and discussions of continuing operations in this Annual Report on Form 10-K exclude ACAMS, Becker, OCL, and EduPristine operations, unless otherwise noted. On March 10, 2022, we completed the sale of ACAMS, Becker, and OCL and on June 17, 2022, we completed the sale of EduPristine. In addition, we continue to incur costs associated with ongoing litigation and settlements related to the DeVry University divestiture, which was completed during fiscal year 2019, and are classified as expense within discontinued operations. See Note 4 "Discontinued Operations" for additional information.

2. Summary of Significant Accounting Policies

For each accounting topic that is addressed in its own note, the description of the accounting policy may be found in the related note. Other significant accounting policies are described below.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Adtalem and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. We have prepared the Consolidated Financial Statements in accordance with GAAP. Unless otherwise noted, amounts presented within the Notes to Consolidated Financial Statements refer to our continuing operations. Unless indicated, or the context requires otherwise, references to years refer to Adtalem's fiscal years. Certain items presented in tables may not sum due to rounding. Prior periods amounts have been revised to conform with the current period presentation.

Business acquisition and integration expense was $34.2 million, $42.7 million, and $53.2 million in fiscal year 2024, 2023, and 2022, respectively. These are transaction costs associated with acquiring Walden and costs associated with integrating Walden into Adtalem. In addition, during fiscal year 2023, we initiated transformation initiatives to accelerate growth and organizational agility. Certain costs relating to this transformation are included in business acquisition and integration expense in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximate fair value. We maintain cash and cash equivalent balances that exceed federally insured limits. We have not experienced any losses on our cash and cash equivalents.

Restricted Cash

Restricted cash represents amounts received from federal and state governments under various student aid grant and loan programs and such restricted funds are held in separate bank accounts. Once the financial aid authorization and disbursement process for the student has been completed, the funds are transferred to unrestricted accounts, and these funds then become available for use in Adtalem's operations. This authorization and disbursement process that precedes the transfer of funds generally occurs within the period of the academic term for which such funds were authorized.

Restricted cash also includes an imprest cash balance used for Adtalem's self-insured employee medical benefits program.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Cost includes additions and those improvements that enhance performance, increase the capacity, or lengthen the useful lives of the assets. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing computer software applications for internal use, are capitalized. Assets under construction are reflected in construction in progress until they are placed into service for their intended use. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or lease term. Repairs and maintenance costs are expensed as incurred. Upon sale or retirement of an asset, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in income. See Note 11 "Property and Equipment, Net" for additional information, including useful lives by asset category.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is May 31.

We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds its fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

For intangible assets with finite lives, we evaluate for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Intangible assets with finite lives are amortized over their expected economic lives, ranging from three to five years.

All intangible assets and certain goodwill are being amortized for tax reporting purposes over statutory lives.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates, which could lead to future

impairments of goodwill or intangible assets. See Note 13 "Goodwill and Intangible Assets" for additional information on our goodwill and intangible assets impairment analysis.

Capitalized Curriculum Development

Certain costs incurred to create course and educational material for a program offering are capitalized as curriculum development assets within other assets, net on the Consolidated Balance Sheets. Costs are capitalized for new programs or products, or the content being developed enhances, updates, or improves current programs, curriculum, or products, so long as the cost incurred extends the useful life of the existing curriculum and course content. Costs that are capitalized include payroll and payroll-related costs for employees who spend time producing content and external vendor costs related to the project. Adtalem begins capitalizing costs during the content development phase, which includes time to develop course materials based on the requirements defined in the planning phase. Curriculum development assets are amortized on a straight-line basis over the estimated useful life, which is generally three to five years, and amortization is included within cost of education services in the Consolidated Statements of Income.

Cloud Computing Arrangements

For cloud computing arrangements that are a service contract, we capitalize certain implementation costs incurred, including external costs and certain internal costs (including payroll and payroll-related costs of employees), during the development stage of implementing the cloud computing hosting arrangement. Capitalized costs related to cloud computing arrangements are included within prepaid expenses and other current assets and other assets, net on the Consolidated Balance Sheets. We expense costs as incurred during the preliminary planning and post-implementation stages. Capitalized implementation costs are amortized on a straight-line basis over the contractual term of the cloud computing arrangement, which includes renewal options that are reasonably certain to be exercised, which is generally five years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Events that may trigger an impairment analysis could include a decision by management to exit a market or a line of business or to consolidate operating locations.

Treasury Stock

Shares that are repurchased by Adtalem under its share repurchase programs are recorded as treasury stock at cost and result in a reduction in shareholders' equity. See Note 16 "Share Repurchases" for additional information.

From time to time, shares of our common stock are delivered back to Adtalem under a swap arrangement resulting from employees' exercise of stock options pursuant to the terms of the Adtalem's stock-based incentive plans (see Note 18 "Stock-Based Compensation"). In addition, shares of our common stock are delivered back to Adtalem for payment of withholding taxes from employees for vesting of stock-based compensation awards. These shares are recorded as treasury stock at cost and result in a reduction in shareholders' equity.

Treasury shares are reissued at market value, less a 10% discount, to the Adtalem Colleague Stock Purchase Plan in exchange for employee payroll deductions. The 10% discount is considered compensatory and recorded as an expense in the Consolidated Statements of Income. When treasury shares are reissued, Adtalem uses an average cost method to reduce the treasury stock balance. Gains on the difference between the average cost and the reissuance price, less the amount recorded as expense, are credited to additional paid-in capital. Losses on the difference are charged to additional paid-in capital to the extent that previous net gains from reissuance are included therein, otherwise such losses are charged to retained earnings.

Earnings per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by diluted weighted-average number of shares outstanding during the period. Diluted EPS considers the impact of potentially dilutive shares, except in periods in which there is a loss from continuing operations, because the inclusion of the potential common shares would have an antidilutive effect. Dilutive shares are computed using the treasury stock method and reflect the additional shares that would be outstanding if dilutive stock-based grants were exercised or vested during the period.

Income Taxes

Adtalem accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Adtalem also recognizes future tax benefits associated with tax loss and credit carryforwards as deferred tax assets. Adtalem's deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Adtalem measures deferred tax assets and liabilities using enacted tax rates in effect for the year in which Adtalem expects to recover or settle the temporary differences. The effect of a change in tax rates on deferred taxes is recognized in the period that the change is enacted. Adtalem reduces its net tax assets for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions Adtalem has taken.

Restructuring Charges

Restructuring charges include costs for severance and related benefits for workforce reductions, impairments on operating lease assets, losses on disposals of property and equipment related to campus and administrative office consolidations, and contract termination costs (see Note 6 "Restructuring Expense"). When estimating the costs of exiting lease space, estimates are made which could differ materially from actual results and result in additional restructuring charges or reversals in future periods.

Advertising Costs

Advertising costs are expensed when incurred and totaled $227.9 million, $219.4 million, and $190.7 million for the years ended June 30, 2024, 2023, and 2022, respectively. Advertising costs are included in student services and administrative expense in the Consolidated Statements of Income.

Foreign Currency Translation

The financial position and results of operations of the AUC, RUSM, and RUSVM Caribbean operations are measured using the U.S. dollar as the functional currency. As such, there is no translation gain or loss associated with these operations. EduPristine's operations and Becker's and ACAMS's international operations were measured using the local currency as the functional currency. Assets and liabilities of these entities are translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Income and expense items are translated at monthly average exchange rates. The resulting translation adjustments are recorded as foreign currency translation adjustments in the Consolidated Statements of Comprehensive Income. Translation adjustments for foreign subsidiaries whose functional currencies were previously their respective currencies are suspended in accumulated other comprehensive loss on the Consolidated Balance Sheets. Transaction gains or losses during each of the fiscal years presented were not material.

Recent Accounting Standards

In March 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2022-02: "Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." The guidance was issued as improvements to Accounting Standards Codification ("ASC") 326. The vintage disclosure changes are relevant to Adtalem and require an entity to disclose current-period gross write-offs by year of origination for financing receivables. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments should be applied prospectively. We adopted this

guidance on July 1, 2023. The amendments impacted our disclosures and did not otherwise impact Adtalem's Consolidated Financial Statements.

In November 2023, the FASB issued ASU No. 2023-07: "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The guidance was issued to improve disclosures about reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment's expenses by requiring entities to provide disclosures of significant segment expenses and other segment items. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively. Early adoption of the amendments is permitted, including adoption in an interim period. The amendments will impact our segment disclosures but will not otherwise impact Adtalem's Consolidated Financial Statements.

In December 2023, the FASB issued ASU No. 2023-09: "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The guidance was issued to enhance the transparency and decision usefulness of income tax disclosures by requiring entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2024. The amendments should be applied prospectively and retrospective application is permitted. Early adoption of the amendments is permitted. The amendments will impact our income tax disclosures but will not otherwise impact Adtalem's Consolidated Financial Statements.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on our Consolidated Financial Statements.

Revision to Previously Issued Financial Statements

During the fourth quarter of fiscal year 2024, Adtalem identified an error in the presentation of capitalized cloud computing implementation costs in its previously issued financial statements. In accordance with Accounting Standards Codification ("ASC") 350-40 "Intangibles, Goodwill and Other, Internal-Use Software," capitalized cloud computing implementation costs should be presented in the same line item in the Consolidated Balance Sheets as a prepayment of the fees for the associated hosting arrangement, and the cash flows from capitalized implementation costs should be presented in the same manner as cash flows for the fees associated with the hosting arrangement. Adtalem previously presented capitalized cloud implementation costs in property and equipment, net rather than as prepaid expenses and other current assets and other assets, net on the Consolidated Balance Sheets. Adtalem previously presented the cash flows from capitalized implementation costs as capital expenditures within investing activities rather than within cash flows from operating activities in the Consolidated Statements of Cash Flows. Adtalem assessed the materiality of this error individually and in the aggregate with other previously identified errors to prior periods' Consolidated Financial Statements in accordance with SEC Staff Accounting Bulletin ("SAB") No. 99 "Materiality" and SAB 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" codified in ASC 250 "Accounting Changes and Error Corrections." Adtalem concluded that the errors were not material to prior periods and therefore, amendments of previously filed reports are not required. However, Adtalem determined it was appropriate to revise its previously issued financial statements. In accordance with ASC 250, Adtalem corrected prior periods presented herein by revising the financial statement line item amounts previously disclosed in SEC filings in order to achieve comparability in the Consolidated Financial Statements. The Consolidated Balance Sheets as of June 30, 2023 and the Consolidated Statements of Cash Flows for the year ended June 30, 2023 have been revised in this Annual Report on Form 10-K, and the impact of this revision of Adtalem's previously reported annual Consolidated Financial Statements are detailed below. In connection with this revision, Adtalem also corrected other immaterial errors in the prior periods, including certain errors that had previously been adjusted for in the period identified. We have also revised impacted amounts within the accompanying Notes to Consolidated Financial Statements.

The following table summarizes the effect of the revision on the affected line items within the Consolidated Balance Sheets (in thousands):

| | June 30, 2023 | | |
	As Reported	Adjustment	As Revised
Assets:			
Current assets:			
Cash and cash equivalents	$ 273,689	$ (1,495)	$ 272,194
Restricted cash	1,386	1,495	2,881
Prepaid expenses and other current assets	100,715	1,758	102,473
Total current assets	478,539	1,758	480,297
Noncurrent assets:			
Property and equipment, net	258,522	(13,873)	244,649
Other assets, net	68,509	12,115	80,624
Total noncurrent assets	2,332,002	(1,758)	2,330,244

The following table summarizes the effect of the revision on the affected line items within the Consolidated Statements of Cash Flows (in thousands):

| | Year Ended June 30, 2023 | | |
	As Reported	Adjustment	As Revised
Operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	$ 41,575	$ (199)	$ 41,376
Changes in assets and liabilities:			
Cloud computing implementation assets	—	(13,873)	(13,873)
Accounts payable	21,666	3,078	24,744
Net cash provided by operating activities-continuing operations	205,684	(10,994)	194,690
Net cash provided by operating activities	202,908	(10,994)	191,914
Investing activities:			
Capital expenditures	(37,008)	10,994	(26,014)
Net cash provided by investing activities-continuing operations	15,919	10,994	26,913
Net cash provided by investing activities	12,745	10,994	23,739
Non-cash investing and financing activities:			
Accrued capital expenditures	8,203	(3,078)	5,125

3. Acquisitions

Walden University

On August 12, 2021, Adtalem completed the acquisition of 100% of the equity interest of Walden for $1,488.1 million, net of cash and restricted cash of $83.4 million. Adtalem funded the purchase with the $800.0 million in Notes (as defined in Note 14 "Debt"), the $850.0 million Term Loan B (as defined in Note 14 "Debt"), and available cash on hand. Walden offers more than 100 online certificate, bachelor's, master's, and doctoral degrees. The acquisition furthers Adtalem's growth strategy as a leading healthcare educator in the U.S.

The operations of Walden are included in Adtalem's Walden reportable segment (see Note 22 "Segment Information"). The results of Walden's operations have been included in the Consolidated Financial Statements of Adtalem since the date of acquisition. For fiscal year 2022, this included revenue of $485.4 million and net loss of $3.9 million from the operations of Walden. In addition, we incurred acquisition-related costs of $22.3 million in fiscal year 2022, which were included in business acquisition and integration expense in the Consolidated Statements of Income.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

		August 12, 2021
Assets acquired:		
Cash and cash equivalents	$	65,010
Restricted cash		18,389
Accounts and financing receivables		22,091
Prepaid expenses and other current assets		8,819
Property and equipment		25,882
Operating lease assets		6,096
Deferred income taxes		59
Intangible assets		833,351
Goodwill		651,052
Other assets, net		21,316
Total assets acquired		1,652,065
Liabilities assumed:		
Accounts payable		31,971
Accrued payroll and benefits		25,639
Accrued liabilities		1,620
Deferred revenue		10,958
Current operating lease liabilities		1,983
Long-term operating lease liabilities		4,343
Other liabilities		4,098
Total liabilities assumed		80,612
Net assets acquired	$	1,571,453

The fair value of the assets acquired includes accounts receivable of $22.1 million. The gross amount due under contracts is $37.9 million, of which $15.8 million was expected to be uncollectible.

Goodwill, which represents the excess of the purchase price over the fair value of the net assets acquired, was all assigned to the Walden reporting unit and reportable segment. The entire goodwill amount is tax deductible. Factors that contributed to a purchase price resulting in the recognition of goodwill includes Walden's strategic fit into Adtalem's healthcare educator strategy, the reputation of the Walden brand as a leader in online education industry, and potential future growth opportunity. Of the $833.4 million of acquired intangible assets, $495.8 million was assigned to Title IV eligibility and accreditations and $119.6 million was assigned to trade names, each of which has been determined not to be subject to amortization. The values and estimated useful lives of other intangible assets acquired were as follows (in thousands):

	August 12, 2021	
	Value Assigned	Estimated Useful Life
Student relationships	$ 161,900	3 years
Curriculum	$ 56,091	5 years

The Title IV eligibility and accreditations intangible asset was valued using the with and without method of the income approach. The student relationships intangible asset was valued using the multi-period excess earnings method. The trade name intangible asset was valued using the relief-from-royalty method. The curriculum intangible asset was valued using the cost to replace method. Significant judgments and assumptions were used in these valuations. We applied judgment which involved the use of significant assumptions with respect to the discount rate and recovery period for the Title IV eligibility and accreditations intangible asset and royalty rate and discount rate for the trade name intangible asset. We also applied judgment which involved the use of assumptions, including the discount rate and EBITDA margin for the student relationships intangible asset and labor rates and hours and obsolescence rate for the curriculum intangible asset.

The following unaudited pro forma financial information summarizes our results of operations as though the acquisition occurred on July 1, 2020 (in thousands):

	Year Ended June 30, 2022
Revenue	$ 1,451,081
Net income	$ 385,110

The unaudited pro forma financial information includes adjustments to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from July 1, 2020, with the consequential tax effects. The unaudited pro forma financial information also includes adjustments to reflect the additional interest expense on the debt we issued to fund the acquisition (see Note 14 "Debt" for additional information). As the ticking fees are representative of the historical interest expense incurred by Adtalem on the Term Loan B from the period of February 12, 2021 to August 12, 2021 and the unaudited pro forma financial information for fiscal year 2021 has been adjusted to include interest expense assuming the Term Loan B had been entered into as of July 1, 2020, we have made a further adjustment to remove the ticking fees recognized in the unaudited pro forma financial information for fiscal year 2022 (see Note 14 "Debt" for additional information on ticking fees). Had the Term Loan B been drawn upon on July 1, 2020, none of the ticking fees would have been incurred and, accordingly, the inclusion of such amounts would be duplicative to the interest expense incurred by Adtalem on a pro forma basis. The acquisition transaction costs we incurred in connection with the Walden acquisition are reflected in the unaudited pro forma financial information results for fiscal year 2021.

This unaudited pro forma financial information is for informational purposes only. It does not reflect the integration of the business or any synergies that may result from the acquisition. As such, it is not indicative of the results of operations that would have been achieved had the acquisition been consummated on July 1, 2020. In addition, the unaudited pro forma financial information amounts are not indicative of future operating results.

4. Discontinued Operations

On December 11, 2018, Adtalem completed the sale of DeVry University to Cogswell Education, LLC ("Cogswell") for de minimis consideration. As the sale represented a strategic shift that had a major effect on Adtalem's operations and financial results, DeVry University is presented in Adtalem's Consolidated Financial Statements as a discontinued operation. The purchase agreement includes an earn-out entitling Adtalem to payments of up to $20.0 million over a ten-year period payable based on DeVry University's financial results. Adtalem received $5.5 million, $4.1 million, and $2.9 million during fiscal year 2024, 2023, and 2022, respectively, related to the earn-out. We have received a total of $12.5 million related to the earn-out thus far. In connection with the closing of the sale, Adtalem loaned to DeVry University $10.0 million under the terms of the promissory note, dated as of December 11, 2018 (the "DeVry Note"). The DeVry Note bore interest at a rate of 4% per annum, payable annually in arrears, and had a maturity date of January 1, 2022. We received the loan repayment of $10.0 million during the third quarter of fiscal year 2022.

On March 10, 2022, Adtalem completed the sale of ACAMS, Becker, and OCL to Wendel Group and Colibri Group ("Purchaser"), pursuant to the Equity Purchase Agreement ("Purchase Agreement") dated January 24, 2022. Pursuant to the terms and subject to the conditions set forth in the Purchase Agreement, Adtalem sold the issued and outstanding shares of ACAMS, Becker, and OCL to the Purchaser for $962.7 million, net of cash of $21.5 million, subject to certain post-closing adjustments. In addition, on June 17, 2022, Adtalem completed the sale of EduPristine for de minimis consideration, which resulted in a transfer of $1.9 million in cash. We recorded a loss of $3.6 million in fiscal year 2023 for post-closing working capital adjustments to the initial sales prices for ACAMS, Becker, and OCL and a tax return to provision adjustment, which is included in (loss) gain on disposal of discontinued operations before income taxes in the Consolidated Statements of Income. These divestitures are the culmination of a long-term strategy to sharpen the focus of our portfolio and enhance our ability to address the growing and unmet demand for healthcare professionals in the U.S. As these sales represented a strategic shift that had a major effect on Adtalem's operations and financial results, these businesses previously included in our former Financial Services segment are presented in Adtalem's Consolidated Financial Statements as discontinued operations.

The following is a summary of income statement information reported as discontinued operations, which includes expense from ongoing litigation costs and settlements related to the DeVry University and Carrington College divestitures, ACAMS, Becker, OCL, and EduPristine operations through the date of each respective sale, the gain on disposal of these entities, a loss from post-closing working capital adjustments to the initial sales prices and a tax return to provision adjustment, and the earn-outs we received (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Revenue	$ —	$ —	$ 153,762
Operating cost and expense:			
Cost of educational services	—	—	26,996
Student services and administrative expense	762	8,464	126,252
Restructuring expense	—	—	1,500
Total operating cost and expense	762	8,464	154,748
Loss from discontinued operations before income taxes	(762)	(8,464)	(986)
(Loss) gain on disposal of discontinued operations before income taxes	—	(3,576)	473,483
(Provision for) benefit from income taxes	(174)	3,646	(125,551)
(Loss) income from discontinued operations	$ (936)	$ (8,394)	$ 346,946

5. Revenue

Revenue is recognized when control of the promised goods or services is transferred to our customers (students), in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The following tables disaggregate revenue by source (in thousands):

	Year Ended June 30, 2024			
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Tuition and fees	$ 633,522	$ 595,332	$ 342,389	$ 1,571,243
Other	—	—	13,409	13,409
Total	$ 633,522	$ 595,332	$ 355,798	$ 1,584,652

	Year Ended June 30, 2023			
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Tuition and fees	$ 571,034	$ 533,725	$ 334,323	$ 1,439,082
Other	—	—	11,744	11,744
Total	$ 571,034	$ 533,725	$ 346,067	$ 1,450,826

	Year Ended June 30, 2022			
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Tuition and fees	$ 557,536	$ 485,393	$ 328,382	$ 1,371,311
Other	—	—	10,531	10,531
Total	$ 557,536	$ 485,393	$ 338,913	$ 1,381,842

In addition, see Note 22 "Segment Information" for a disaggregation of revenue by geographical region.

Performance Obligations and Revenue Recognition

Tuition and fees: The majority of revenue is derived from tuition and fees, which is recognized on a straight-line basis over the academic term as instruction is delivered.

Other: Other revenue consists of housing and other miscellaneous services. Other revenue is recognized over the period in which the applicable performance obligation is satisfied.

Arrangements for payment are agreed to prior to registration of the student's first academic term. The majority of U.S. students obtain Title IV or other financial aid resulting in institutions receiving a significant amount of the transaction price at the beginning of the academic term. Students not utilizing Title IV or other financial aid funding may pay after the academic term is complete.

Transaction Price

Revenue, or transaction price, is measured as the amount of consideration expected to be received in exchange for transferring goods or services.

Students may receive discounts, scholarships, or refunds, which gives rise to variable consideration. The amounts of discounts or scholarships are generally applied to individual student accounts when such amounts are awarded. Therefore, the transaction price is immediately reduced directly by these discounts or scholarships from the amount of the standard tuition rate charged. Scholarships and discounts that are only applied to future tuition charged are considered a separate performance obligation if they represent a material right in accordance with ASC 606. In those instances, we defer the value of the related performance obligation associated with the future scholarship or discount based on estimates of future redemption based on our historical experience of student persistence toward completion of study. The contract liability associated with these material rights is presented as deferred revenue within current liabilities and other liabilities within noncurrent liabilities on the Consolidated Balance Sheets based on the amounts expected to be redeemed in the next 12 months. The contract liability amount associated with these material rights within current liabilities is $24.1 million and $10.6 million as of June 30, 2024 and 2023, respectively, and the amount within noncurrent liabilities is $19.6 million and $10.4 million as of June 30, 2024 and 2023, respectively. The noncurrent contract liability associated with these material rights is expected to be earned over approximately the next four fiscal years.

Upon withdrawal, a student may be eligible to receive a refund, or partial refund, the amount of which is dependent on the timing of the withdrawal during the academic term. If a student withdraws prior to completing an academic term, federal and state regulations and accreditation criteria permit Adtalem to retain a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the academic term completed by such student. Payment amounts received by Adtalem in excess of such set percentages of tuition are refunded to the student or the appropriate funding source. For contracts with similar characteristics and historical data on refunds, the expected value method is applied in determining the variable consideration related to refunds. Estimates of Adtalem's expected refunds are determined at the outset of each academic term, based upon actual refunds in previous academic terms. Reserves related to refunds are presented as refund liabilities within accrued liabilities on the Consolidated Balance Sheets. All refunds are netted against revenue during the applicable academic term.

Management reassesses collectability on a student-by-student basis throughout the period revenue is recognized. This reassessment is based upon new information and changes in facts and circumstances relevant to a student's ability to pay. Management also reassesses collectability when a student withdraws from the institution and has unpaid tuition charges. Such unpaid charges do not meet the threshold of reasonably collectible and are recognized as revenue on a cash basis.

Contract Balances

Students are billed at the beginning of each academic term and payment is due at that time. Adtalem's performance obligation is to provide educational services in the form of instruction during the academic term and to provide for any scholarships or discounts that are deemed a material right under ASC 606. As instruction is provided or the deferred value of material rights are redeemed, deferred revenue is reduced. A significant portion of student payments are from Title IV financial aid and other programs and are generally received during the first month of the respective academic term. For students utilizing Adtalem's credit extension programs (see Note 10 "Accounts and Financing Receivables"), payments are generally received after the academic term, and the corresponding performance obligation, is complete. When payments are received, accounts and financing receivables is reduced.

Deferred revenue within current liabilities is $185.3 million and $153.9 million as of June 30, 2024 and 2023, respectively, and deferred revenue within noncurrent liabilities is $19.6 million and $10.4 million as of June 30, 2024 and 2023, respectively. Revenue of $153.9 million and $149.8 million was recognized during fiscal year 2024 and 2023, respectively, that was included in the deferred revenue balance at the beginning of fiscal year 2024 and 2023, respectively.

The difference between the opening and closing balances of deferred revenue includes decreases from revenue recognized during the period, increases from charges related to the start of academic terms beginning during the period, increases from payments received related to academic terms commencing after the end of the period, and increases from recognizing additional performance obligations for material rights during the period.

6. Restructuring Expense

During fiscal year 2024, Adtalem recorded restructuring expense primarily driven by prior real estate consolidations at Adtalem's home office. We continue to incur restructuring charges or reversals related to exited leased space from previous restructuring activities. During fiscal year 2023, Adtalem recorded restructuring expense primarily driven by real estate consolidations at Walden, Medical and Veterinary, and Adtalem's home office resulting in impairments on operating lease assets and property and equipment. During fiscal year 2022, Adtalem recorded restructuring expense primarily driven by workforce reductions and contract terminations related to synergy actions with regards to the Walden acquisition and Medical and Veterinary and Adtalem's home office real estate consolidations. When estimating costs of exiting lease space, estimates are made which could differ materially from actual results and may result in additional restructuring charges or reversals in future periods. Termination benefit charges represent severance pay and benefits for employees impacted by workforce reductions. Adtalem's home office is classified as "Home Office" in Note 22 "Segment Information." Restructuring expense by segment were as follows (in thousands):

| | Year Ended June 30, 2024 | | |
	Real Estate and Other	Termination Benefits	Total
Walden	$ (776)	$ —	$ (776)
Medical and Veterinary	402	40	442
Home Office	2,204	—	2,204
Total	$ 1,830	$ 40	$ 1,870

| | Year Ended June 30, 2023 | | |
	Real Estate and Other	Termination Benefits	Total
Chamberlain	$ 818	$ —	$ 818
Walden	3,191	54	3,245
Medical and Veterinary	7,071	616	7,687
Home Office	6,117	950	7,067
Total	$ 17,197	$ 1,620	$ 18,817

| | Year Ended June 30, 2022 | | |
	Real Estate and Other	Termination Benefits	Total
Chamberlain	$ 835	$ 2,003	$ 2,838
Walden	—	4,053	4,053
Medical and Veterinary	7,675	2,116	9,791
Home Office	5,977	2,969	8,946
Total	$ 14,487	$ 11,141	$ 25,628

The following table summarizes the separation and restructuring plan activity for fiscal years 2023 and 2024, for which cash payments are required (in thousands):

Liability balance as of June 30, 2022	$	813
Increase in liability (separation and other charges)		1,620
Reduction in liability (payments and adjustments)		(1,692)
Liability balance as of June 30, 2023		741
Increase in liability (separation and other charges)		40
Reduction in liability (payments and adjustments)		(781)
Liability balance as of June 30, 2024	$	—

These liability balances are recorded as accrued liabilities on the Consolidated Balance Sheets.

7. Other Income, Net

Other income, net consisted of the following (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Interest and dividend income	$	9,177	$	10,654	$	4,379
Investment gain (loss)		1,365		(3,689)		(3,271)
Other income, net	$	10,542	$	6,965	$	1,108

Investment gain (loss) includes trading gains and losses related to the rabbi trust used to fund nonqualified deferred compensation plan obligations (see Note 19 "Employee Benefit Plans" for additional information). In addition, investment gain (loss) includes an impairment of $5.0 million in fiscal year 2023 on an equity investment with no readily determinable fair value (see Note 20 "Fair Value Measurements" for additional information).

8. Income Taxes

Income from continuing operations before income taxes, classified by source of income, was as follows (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Domestic	$	89,752	$	51,422	$	(112,151)
Foreign		74,185		60,613		60,657
Total	$	163,937	$	112,035	$	(51,494)

The components of the provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Current tax provision (benefit):						
U.S. federal	$	11,243	$	13,761	$	(6,767)
State and local		3,489		824		4,154
Foreign		419		614		725
Total current		15,151		15,199		(1,888)
Deferred tax provision (benefit):						
U.S. federal		4,870		(1,099)		(6,425)
State and local		2,745		(4,347)		(6,597)
Foreign		3,458		530		(629)
Total deferred		11,073		(4,916)		(13,651)
Provision for (benefit from) income taxes	$	26,224	$	10,283	$	(15,539)

The effective tax rate differs from the statutory tax rates as follows (in thousands):

| | Year Ended June 30, | | | | | |
	2024		2023		2022	
Income tax at statutory rate	$ 34,427	21.0 %	$ 23,527	21.0 %	$ (10,814)	21.0 %
Lower rates on foreign operations	(11,419)	(7.0)%	(11,668)	(10.4)%	(12,879)	25.0 %
State income taxes	4,557	2.8 %	2,719	2.4 %	(661)	1.3 %
Loss on investment in subsidiary	—	— %	—	— %	(1,669)	3.2 %
Deferred tax benefit from acquisitions and divestitures	—	— %	—	— %	(1,153)	2.2 %
Research and development tax credits	(1,589)	(1.0)%	(1,862)	(1.7)%	—	— %
Change in valuation allowance	(621)	(0.4)%	(9,769)	(8.7)%	5,406	(10.5)%
Reduction in state loss carryforwards	—	— %	2,340	2.1 %	(5,882)	11.4 %
Permanent non-deductible items	2,293	1.4 %	1,630	1.5 %	2,788	(5.4)%
Foreign tax provisions under GILTI	4,908	3.0 %	3,569	3.2 %	8,581	(16.7)%
Change in unrecognized tax benefits	(6,849)	(4.2)%	791	0.7 %	56	(0.1)%
Other	517	0.3 %	(994)	(0.9)%	688	(1.3)%
Provision for (benefit from) income taxes	$ 26,224	16.0 %	$ 10,283	9.2 %	$ (15,539)	30.2 %

Deferred income tax assets and liabilities result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes, and from the recognition of the tax benefits of net operating loss carryforwards. The components of the deferred income tax assets and liabilities were as follows (in thousands):

| | June 30, | |
	2024	2023
Employee benefits	$ 15,866	$ 11,719
Stock-based compensation	7,664	7,310
Receivable reserve	9,028	6,246
Capitalized research and experimental costs	9,322	8,075
Operating lease liabilities	42,526	41,235
Other reserves	12,439	6,246
Loss and credit carryforwards, net	15,426	19,259
Less: valuation allowance	—	(621)
Gross deferred tax assets	112,271	99,469
Depreciation	(8,298)	(5,643)
Deferred taxes on unremitted foreign earnings	(210)	(428)
Amortization of intangible assets	(50,035)	(31,294)
Operating lease assets	(34,166)	(31,478)
Gross deferred tax liability	(92,709)	(68,843)
Net deferred tax asset	$ 19,562	$ 30,626

As of June 30, 2024, Adtalem had $164.4 million of gross, post apportioned state net operating loss carryforwards, and $13.0 million of gross foreign net operating loss carryforwards in St. Maarten. As of June 30, 2023, Adtalem had $190.8 million of gross, post apportioned state net operating loss carryforwards, and $17.3 million of foreign net operating loss carryforwards in St. Maarten and other jurisdictions.

Adtalem has the following tax net operating loss (tax effected), interest (tax effected), and credit carryforwards as of June 30, 2024 (in thousands):

	June 30, 2024	Years of Expiration Beginning	Ending
U.S. interest expense carryforwards	$ 506	no expiration	
U.S. credit carryforwards	672	2027	2030
State net operating loss carryforwards	9,053	2025	2043
State interest expense carryforwards	592	no expiration	
State credit carryforwards	130	no expiration	
Foreign net operating loss carryforwards	4,473	2030	2033
Total loss and credit carryforwards, net	$ 15,426		

Two of Adtalem's businesses benefit from local tax incentives: RUSM, which operates in Barbados and RUSVM, which operates in St. Kitts. RUSM and RUSVM each have agreements with their respective domestic governments that exempt them from local income taxation. RUSM has an exemption in Barbados until 2039. RUSVM has an exemption in St. Kitts until 2037.

Adtalem does not assert that the accumulated undistributed earnings of its foreign subsidiaries are indefinitely reinvested in foreign jurisdictions. Adtalem has accrued immaterial applicable state income and foreign withholding taxes on such undistributed earnings.

Adtalem reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. A valuation allowance is established when, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. Based on our review of all available positive and negative evidence, it is more likely than not that we will recognize all deferred tax assets and, therefore, we do not have a valuation allowance on our deferred tax assets as of June 30, 2024. The valuation allowance on our deferred tax assets was $0.6 million as of June 30, 2023 and mainly related to foreign net operating loss carryforwards. The valuation allowance decreased by $0.6 million in fiscal year 2024 compared to fiscal year 2023 and decreased by $9.8 million in fiscal year 2023 compared to fiscal year 2022. Insufficient projected taxable income in certain jurisdictions may give rise to the need for a valuation allowance. We will continue to evaluate the need for valuation allowances and, as circumstances change, the valuation allowance may change. The changes in our valuation allowances were as follows (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Balance at beginning of period	$ 621	$ 10,390	$ 4,985
Charged to costs and expenses	—	(2,677)	5,522
Deductions	(621)	(7,092)	(117)
Balance at end of period	$ —	$ 621	$ 10,390

Our effective tax rates from continuing operations were 16.0%, 9.2%, and 30.2% in fiscal year 2024, 2023, and 2022, respectively. In fiscal year 2024, our effective tax rate increase was primarily due to an increase in the percentage of earnings from operations in higher taxed jurisdictions and a limitation of tax benefits on certain executive compensation. The rate increase was partially offset due to the lapsing of statues of limitations for unrecognized tax benefits in fiscal year 2024. In addition, in fiscal year 2023, we released a valuation allowance on certain deferred tax assets based on our reassessment of the amount of state net operating loss carryforwards that are more likely than not to be realized. The income tax expenses in fiscal years 2024 and 2023 and the income tax benefit in fiscal year 2022 reflect the U.S. federal tax rate of 21% adjusted for taxes related to global intangible low-taxed income ("GILTI"), limitation of tax benefits on certain executive compensation, the rate of tax applied by state and local jurisdictions, the rate of tax applied to earnings outside the U.S., tax incentives, tax credits related to research and development expenditures, changes in valuation allowance, liabilities for uncertain tax positions, and tax benefits on stock-based compensation.

As of June 30, 2024 and 2023, the total amount of gross unrecognized tax benefits for uncertain tax positions was $6.7 million and $13.1 million, respectively, which if recognized, would impact the effective tax rate. We expect that our unrecognized tax benefits will decrease during the next 12 months due to the settlement of various audits and the lapsing of statutes of limitation. We estimate this decrease to be immaterial. Adtalem classifies interest and penalties on tax uncertainties as a component of the provision for income taxes. The total amount of interest and penalties accrued as of June 30, 2024 and 2023 was $1.2 million and $1.6 million, respectively. Interest and penalties expense recognized during the years ended June 30, 2024, 2023, and 2022 were a net decrease of $0.4 million, a net increase of $0.7 million, and a net increase of $0.3 million, respectively. The changes in our unrecognized tax benefits were as follows (in thousands):

| | Year Ended June 30, | | |
	2024	2023	2022
Balance at beginning of period	$ 13,128	$ 11,645	$ 9,836
Increases from positions taken during prior periods	953	1,299	1,074
Decreases from positions taken during prior periods	(1,248)	—	(1,737)
Increases from positions taken during the current period	554	665	2,845
Reductions due to lapse of statute	(6,664)	(481)	(373)
Balance at end of period	$ 6,723	$ 13,128	$ 11,645

Adtalem files tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions based on existing tax laws and incentives. Adtalem remains generally subject to examination in the U.S. for years beginning on or after July 1, 2020; in various states for years beginning on or after July 1, 2019; and in our significant foreign jurisdictions for years beginning on or after July 1, 2017.

9. Earnings per Share

The following table sets forth the computations of basic and diluted earnings per share and antidilutive shares (in thousands, except per share data):

| | Year Ended June 30, | | |
	2024	2023	2022
Numerator:			
Net income (loss):			
Continuing operations	$ 137,713	$ 101,752	$ (35,955)
Discontinued operations	(936)	(8,394)	346,946
Net income	$ 136,777	$ 93,358	$ 310,991
Denominator:			
Weighted-average basic shares outstanding	39,413	44,781	48,388
Effect of dilutive stock awards	894	743	—
Effect of ASR	—	76	—
Weighted-average diluted shares outstanding	40,307	45,600	48,388
Earnings (loss) per share:			
Basic:			
Continuing operations	$ 3.49	$ 2.27	$ (0.74)
Discontinued operations	$ (0.02)	$ (0.19)	$ 7.17
Total basic earnings per share	$ 3.47	$ 2.08	$ 6.43
Diluted:			
Continuing operations	$ 3.42	$ 2.23	$ (0.74)
Discontinued operations	$ (0.02)	$ (0.18)	$ 7.17
Total diluted earnings per share	$ 3.39	$ 2.05	$ 6.43
Weighted-average antidilutive shares	115	403	1,869

As a result of incurring a net loss from continuing operations in fiscal year 2022, potential common stock of 416 thousand shares were excluded from diluted loss per share because the effect would have been antidilutive. As further described in Note 16 "Share Repurchases," on March 14, 2022, we entered into an accelerated share repurchase ("ASR") agreement to repurchase $150.0 million of common stock. For purposes of calculating earnings per share, Adtalem reflected the ASR agreement as a repurchase of Adtalem common stock and as a forward contract indexed to its own common stock. Based on the volume-weighted average price of Adtalem's common stock per the terms of the ASR agreement, common stock of 76 thousand shares were contingently issuable by Adtalem under the ASR agreement and were included in the diluted earnings per share calculation for fiscal year 2023 because the effect would have been dilutive. As of October 14, 2022, the ASR agreement is no longer outstanding. Diluted earnings per share was computed using the treasury stock method for stock awards. Certain shares related to stock awards were excluded from the computation of earnings per share because the effect would have been antidilutive.

10. Accounts and Financing Receivables

Our accounts receivables relate to student balances occurring in the normal course of business. Accounts receivables have a term of less than one year and are included in accounts and financing receivables, net on our Consolidated Balance Sheets. Our financing receivables relate to credit extension programs where the student is provided payment terms in excess of one year with their respective school and are included in accounts and financing receivables, net and other assets, net on our Consolidated Balance Sheets.

The classification of our accounts and financing receivable balances was as follows (in thousands):

| | June 30, 2024 | | |
	Gross	Allowance	Net
Accounts receivables, current	$ 159,406	$ (35,336)	$ 124,070
Financing receivables, current	5,239	(2,476)	2,763
Accounts and financing receivables, current	$ 164,645	$ (37,812)	$ 126,833
Financing receivables, current	$ 5,239	$ (2,476)	$ 2,763
Financing receivables, noncurrent	36,214	(10,082)	26,132
Total financing receivables	$ 41,453	$ (12,558)	$ 28,895

| | June 30, 2023 | | |
	Gross	Allowance	Net
Accounts receivables, current	$ 129,318	$ (29,190)	$ 100,128
Financing receivables, current	4,757	(2,136)	2,621
Accounts and financing receivables, current	$ 134,075	$ (31,326)	$ 102,749
Financing receivables, current	$ 4,757	$ (2,136)	$ 2,621
Financing receivables, noncurrent	36,368	(9,332)	27,036
Total financing receivables	$ 41,125	$ (11,468)	$ 29,657

Our financing receivables relate to credit extension programs available to students at Chamberlain, AUC, RUSM, and RUSVM. These credit extension programs are designed to assist students who are unable to completely cover educational costs consisting of tuition, fees, and books, and are available only after all other student financial assistance has been applied toward those purposes. In addition, AUC, RUSM, and RUSVM allow students to finance their living expenses. Repayment plans for financing agreements are developed to address the financial circumstances of the particular student. Interest charges at rates from 3.0% to 12.0% per annum accrue each month on the unpaid balance once a student withdraws or graduates from a program. Most students are required to begin repaying their loans while they are still in school with a minimum payment level designed to demonstrate their capability to repay, which reduces the possibility of over borrowing. Payments may increase upon completing or departing school. After a student leaves school, the student typically will have a monthly installment repayment plan.

Credit Quality

The primary credit quality indicator for our financing receivables is delinquency. Balances are considered delinquent when contractual payments on the loan become past due. We write-off financing receivable balances when they are at least 181 days past due. Payments are applied first to outstanding interest and then to the unpaid principal balance.

The credit quality analysis of financing receivables as of June 30, 2024 was as follows (in thousands):

| | Amortized Cost Basis by Origination Year | | | | | | |
	Prior	2020	2021	2022	2023	2024	Total
1-30 days past due	$ 552	$ —	$ 214	$ 111	$ 1,188	$ 1,146	$ 3,211
31-60 days past due	213	90	65	37	567	1,488	2,460
61-90 days past due	174	—	5	110	370	257	916
91-120 days past due	—	11	434	20	206	791	1,462
121-150 days past due	51	88	63	314	268	91	875
Greater than 150 days past due	2,556	466	1,366	1,300	1,920	987	8,595
Total past due	3,546	655	2,147	1,892	4,519	4,760	17,519
Current	6,014	748	3,944	1,897	4,549	6,782	23,934
Financing receivables, gross	$ 9,560	$ 1,403	$ 6,091	$ 3,789	$ 9,068	$ 11,542	$ 41,453
Gross write-offs	$ 1,145	$ 279	$ 509	$ 597	$ 729	$ 2	$ 3,261

The credit quality analysis of financing receivables as of June 30, 2023 was as follows (in thousands):

| | Amortized Cost Basis by Origination Year | | | | | | |
	Prior	2019	2020	2021	2022	2023	Total
1-30 days past due	$ 186	$ 79	$ 115	$ 137	$ 735	$ 1,944	$ 3,196
31-60 days past due	61	34	—	359	573	1,103	2,130
61-90 days past due	97	39	110	65	559	368	1,238
91-120 days past due	2	17	2	13	77	200	311
121-150 days past due	62	37	26	45	147	129	446
Greater than 150 days past due	2,641	734	708	2,071	1,457	381	7,992
Total past due	3,049	940	961	2,690	3,548	4,125	15,313
Current	6,199	1,112	820	5,350	2,608	9,723	25,812
Financing receivables, gross	$ 9,248	$ 2,052	$ 1,781	$ 8,040	$ 6,156	$ 13,848	$ 41,125

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in our accounts and financing receivable balances as of each balance sheet date. In evaluating the collectability of our accounts and financing receivable balances, we utilize historical events, current conditions, and reasonable and supportable forecasts about the future.

For our accounts receivables, we primarily use historical loss rates based on an aging schedule and a student's status to determine the allowance for credit losses. As these accounts receivables are short-term in nature, management believes a student's status provides the best credit loss estimate, while also factoring in delinquency. Students still attending classes, recently graduated, or current on payments are more likely to pay than those who are inactive due to being on a leave of absence, withdrawing from school, or not current on payments.

For our financing receivables, we primarily use historical loss rates based on an aging schedule. As these financing receivables are based on long-term financing agreements offered by Adtalem, management believes that delinquency provides the best credit loss estimate. As the financing receivable balances become further past due, it is less likely we will receive payment, causing our estimate of credit losses to increase.

The following tables provide a roll-forward of the allowance for credit losses (in thousands):

	Accounts	Financing	Total
June 30, 2021	$ 11,559	$ 16,832	$ 28,391
Write-offs	(15,980)	(5,287)	(21,267)
Recoveries	11,488	35	11,523
Provision for credit losses	23,830	3,311	27,141
June 30, 2022	30,897	14,891	45,788
Write-offs	(43,273)	(7,653)	(50,926)
Recoveries	12,207	590	12,797
Provision for credit losses	29,359	3,640	32,999
June 30, 2023	29,190	11,468	40,658
Write-offs	(54,897)	(3,261)	(58,158)
Recoveries	10,806	1,413	12,219
Provision for credit losses	50,237	2,938	53,175
June 30, 2024	$ 35,336	$ 12,558	$ 47,894

Other Financing Receivables

In connection with the sale of DeVry University, Adtalem loaned $10.0 million to DeVry University under the terms of the DeVry Note. The DeVry Note bore interest at a rate of 4% per annum, payable annually in arrears, and had a maturity date of January 1, 2022. We received the loan payment of $10.0 million during the third quarter of fiscal year 2022.

On July 31, 2019, Adtalem sold its Chicago, Illinois, campus facility to DePaul College Prep Foundation ("DePaul College Prep"). In connection with the sale, Adtalem held a mortgage from DePaul College Prep for $46.8 million. The mortgage was due on July 31, 2024 as a balloon payment and bore interest at a rate of 4% per annum, payable monthly. The carrying value of the DePaul College Prep loan receivable was included in other assets, net on the Consolidated Balance Sheets and was determined by discounting the future cash flows using an average of current rates for similar arrangements, which was estimated at 7% per annum. On February 23, 2023, DePaul College Prep paid the mortgage in full, which resulted in derecognition of the note receivable from the Consolidated Balance Sheets.

11. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	Useful Life	June 30, 2024	June 30, 2023
Land	-	$ 31,776	$ 35,956
Buildings and improvements	10 - 31 years	200,274	206,349
Leasehold improvements	Shorter of asset useful life or lease term	114,019	99,777
Furniture and equipment	3 - 8 years	103,961	125,594
Software	3 - 5 years	113,219	92,212
Construction in progress	-	11,554	23,390
Property and equipment, gross		574,803	583,278
Accumulated depreciation		(326,279)	(338,629)
Property and equipment, net		$ 248,524	$ 244,649

Depreciation expense was $39.7 million, $41.4 million, and $44.6 million for the years ended June 30, 2024, 2023, and 2022, respectively.

During the second quarter of fiscal year 2024, management committed to a plan to sell a building owned by Adtalem located in Naperville, Illinois, and the building met criteria to be classified as assets held for sale. As a result, the building's carrying value of $8.4 million was adjusted to its estimated fair value less cost to sell of $7.8 million, and the resulting $0.6 million charge was recognized within student services and administrative expense in the Consolidated Statements of

Income for the year ended June 30, 2024. In addition, the building is presented as assets held for sale on the Consolidated Balance Sheets as of June 30, 2024.

On July 31, 2019, Adtalem sold its Chicago, Illinois, campus facility to DePaul College Prep for $52.0 million. Adtalem received $5.2 million of cash at the time of closing and held a mortgage, secured by the property, from DePaul College Prep for $46.8 million. The mortgage was due on July 31, 2024 as a balloon payment and bore interest at a rate of 4% per annum, payable monthly. The buyer had an option to make prepayments. Due to Adtalem's involvement with financing the sale, the transaction did not qualify as a sale for accounting purposes. Adtalem continued to maintain the assets associated with the sale on the Consolidated Balance Sheets. We recorded a note receivable of $40.3 million and a financing payable of $45.5 million at the time of the sale, which were classified as other assets, net and other liabilities, respectively, on the Consolidated Balance Sheets. See Note 10 "Accounts and Financing Receivables" for a discussion on the discounting of the note receivable. On February 23, 2023, DePaul College Prep paid the mortgage in full. The $46.8 million received during fiscal year 2023 is classified as an investing activity in the Consolidated Statements of Cash Flows. Upon receiving full repayment of the mortgage, Adtalem no longer is involved in the financing of the sale and therefore derecognized the note receivable, the financing payable, and the assets associated with the campus facility, which resulted in recognizing a gain on sale of assets of $13.3 million in fiscal year 2023. This gain was recorded at Adtalem's home office, which is classified as "Home Office" in Note 22 "Segment Information."

12. Leases

We determine if a contract contains a lease at inception. We have entered into operating leases for academic sites, housing facilities, and office space which expire at various dates through November 2039, most of which include options to terminate for a fee or extend the leases for an additional five-year period. The lease term includes the noncancelable period of the lease, as well as any periods for which we are reasonably certain to exercise extension options. We elected to account for lease and non-lease components (e.g., common-area maintenance costs) as a single lease component for all operating leases. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. We have not entered into any financing leases.

Operating lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets represent our right to use an underlying asset during the lease term. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Operating lease assets are adjusted for any prepaid or accrued lease payments, lease incentives, initial direct costs, and impairments. Our incremental borrowing rate is utilized in determining the present value of the lease payments based upon the information available at the commencement date. Our incremental borrowing rate is determined using a secured borrowing rate for the same currency and term as the associated lease. Operating lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2024, we had entered into three additional operating leases that have not yet commenced. The first lease is expected to commence during the first quarter of fiscal year 2025, has a 10-year lease term, and will result in an additional operating lease asset and operating lease liability of approximately $1.3 million. The second lease is expected to commence during the second quarter of fiscal year 2025, has a 15-year lease term, and will result in an additional operating lease asset and operating lease liability of approximately $6.3 million. The third lease is expected to commence during the second quarter of fiscal year 2025, has a 15-year lease term, and will result in an additional operating lease asset and operating lease liability of approximately $4.0 million.

The components of lease cost were as follows (in thousands):

| | Year Ended June 30, | | |
	2024	2023	2022
Operating lease cost	$ 44,365	$ 48,181	$ 55,257
Sublease income	(9,107)	(13,329)	(13,920)
Total lease cost	$ 35,258	$ 34,852	$ 41,337

Maturities of lease liabilities as of June 30, 2024 were as follows (in thousands):

Fiscal Year		Operating Leases
2025	$	44,419
2026		44,406
2027		43,012
2028		36,054
2029		26,313
Thereafter		89,337
Total lease payments		283,541
Less: tenant improvement allowance not yet received		(8,631)
Less: imputed interest		(75,769)
Present value of lease liabilities	$	199,141

Lease term and discount rate were as follows:

	June 30, 2024
Weighted-average remaining operating lease term (years)	6.8
Weighted-average operating lease discount rate	7.4%

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

	Year Ended June 30,					
	2024		2023		2022	
Cash paid for amounts in the measurement of operating lease liabilities (net of sublease receipts)	$	41,063	$	58,198	$	52,540
Operating lease assets obtained in exchange for operating lease liabilities	$	34,719	$	32,476	$	49,136

Adtalem maintains agreements to sublease either a portion or the full leased space at four of its operating lease locations. Most of these subleases are a result of Adtalem retaining leases associated with restructured lease activities at DeVry University and Carrington College prior to their divestitures during fiscal year 2019. All sublease expirations with DeVry University and Carrington College coincide with Adtalem's original head lease expiration dates. At that time, Adtalem will be relieved of its obligations. In addition, Adtalem has entered into subleases with non-affiliated entities for vacated or partially vacated space from restructuring activities. Adtalem's sublease agreements expire at various dates through December 2025. We record sublease income as an offset against our lease expense recorded on the head lease. For leases which Adtalem vacated or partially vacated space, we recorded estimated restructuring charges in prior periods. Actual results may differ from these estimates, which could result in additional restructuring charges or reversals in future periods. Future minimum sublease rental income under these agreements as of June 30, 2024, were as follows (in thousands):

Fiscal Year		Amount
2025	$	5,255
2026		2,038
Total sublease rental income	$	7,293

13. Goodwill and Intangible Assets

Goodwill balances by reporting unit were as follows (in thousands):

| | June 30, | | | |
	2024		2023	
Chamberlain	$	4,716	$	4,716
Walden		651,052		651,052
AUC		68,321		68,321
RUSM		180,089		180,089
RUSVM		57,084		57,084
Total	$	961,262	$	961,262

Goodwill balances by reportable segment were as follows (in thousands):

| | June 30, | | | |
	2024		2023	
Chamberlain	$	4,716	$	4,716
Walden		651,052		651,052
Medical and Veterinary		305,494		305,494
Total	$	961,262	$	961,262

Amortizable intangible assets consisted of the following (in thousands):

| | June 30, 2024 | | June 30, 2023 | | Weighted-Average |
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Amortization Period
Student relationships	$ 161,900	$ (161,900)	$ 161,900	$ (137,476)	3 Years
Curriculum	56,091	(32,257)	56,091	(21,037)	5 Years
Total	$ 217,991	$ (194,157)	$ 217,991	$ (158,513)	

Indefinite-lived intangible assets consisted of the following (in thousands):

| | June 30, | | | |
	2024		2023	
Walden trade name	$	119,560	$	119,560
AUC trade name		17,100		17,100
RUSM trade name		3,500		3,500
RUSVM trade name		1,600		1,600
Chamberlain Title IV eligibility and accreditations		1,200		1,200
Walden Title IV eligibility and accreditations		495,800		495,800
AUC Title IV eligibility and accreditations		100,000		100,000
RUSM Title IV eligibility and accreditations		11,600		11,600
RUSVM Title IV eligibility and accreditations		2,500		2,500
Total	$	752,860	$	752,860

Indefinite-lived intangible asset balances by reportable segment were as follows (in thousands):

| | June 30, | | | |
	2024		2023	
Chamberlain	$	1,200	$	1,200
Walden		615,360		615,360
Medical and Veterinary		136,300		136,300
Total	$	752,860	$	752,860

Amortization expense for amortized intangible assets was $35.6 million, $61.2 million, and $97.3 million for the years ended June 30, 2024, 2023, and 2022, respectively. Future intangible asset amortization expense, by reporting unit, is expected to be as follows (in thousands):

Fiscal Year		Walden
2025	$	11,220
2026		11,220
2027		1,394
Total	$	23,834

Curriculum is amortized on a straight-line basis. Student relationships is amortized based on the estimated retention of the students and considers the revenue and cash flow associated with these existing students.

Indefinite-lived intangible assets related to trade names and Title IV eligibility and accreditations are not amortized, as there are no legal, regulatory, contractual, economic, or other factors that limit the useful life of these intangible assets to the reporting entity.

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. There were no triggering events in fiscal year 2024 and our annual testing date is May 31.

Adtalem has five reporting units that contain goodwill and indefinite-lived intangible assets. These reporting units constitute components for which discrete financial information is available and regularly reviewed by segment management. We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds its fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

As of May 31, 2024, we elected to perform a qualitative assessment for all reporting units, except AUC. We analyzed qualitative factors, including results of operations and business conditions of the four reporting units where a qualitative assessment was performed, significant changes in cash flows of the reporting unit level or individual indefinite-lived intangible asset level, if applicable, as well as how much previously calculated fair values exceeded carrying values to determine if it is more likely than not that the goodwill or indefinite-lived intangible assets were impaired. Based on the qualitative assessment of the four reporting units, it was determined that it was more likely than not that the fair values of the reporting units or individual indefinite-lived intangible assets exceeded the respective carrying values.

As of May 31, 2024, we did not elect to perform a qualitative assessment for the AUC trade name and AUC Title IV eligibility and accreditation indefinite-lived intangible assets, and therefore performed a quantitative assessment of the respective fair values. In determining fair value of the AUC trade name indefinite-lived intangible asset, we used the relief-from-royalty method. The significant assumptions used in this valuation approach are the risk-adjusted discount rate of 12.5%, forecasted revenue, a terminal revenue growth rate of 3.0%, and a royalty rate of 5.5%. In determining fair value of the AUC Title IV eligibility and accreditation indefinite-lived intangible asset, we used the with and without method in a discounted cash flow model. The significant assumptions used in this valuation approach are the risk-adjusted discount rate of 12.5%, forecasted revenue with and without the accreditations in place, and forecasted earnings before interest, taxes, depreciation, and amortization ("EBITDA") with and without the accreditations in place. Based on these quantitative assessments, it was determined that the fair values of these indefinite-lived intangible assets in the AUC reporting unit exceeded their carrying values and therefore no impairment was identified.

As of May 31, 2024, we did not elect to perform a qualitative assessment for our AUC reporting unit and therefore performed a quantitative assessment of the reporting unit's fair value. In determining fair value of the AUC reporting unit, we used the discounted cash flow model and the market multiple valuation approach. The significant assumptions used in the discounted cash flow model are the risk-adjusted discount rate of 12.5%, forecasted revenue and EBITDA, and a terminal growth rate of 3.0%. The significant assumptions used in the market multiple valuation approach include earnings multiples for comparable companies. Based on this quantitative assessment, it was determined that the fair value of the AUC reporting unit exceeded its carrying value and therefore no goodwill impairment was identified.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, interest rates rise, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods.

14. Debt

Long-term debt consisted of the following senior secured credit facilities (in thousands):

	June 30,			
	2024		2023	
Senior Secured Notes due 2028	$	404,950	$	404,950
Term Loan B		253,333		303,333
Total principal		658,283		708,283
Unamortized debt discount and issuance costs		(9,571)		(13,206)
Long-term debt	$	648,712	$	695,077

Scheduled future maturities of long-term debt were as follows (in thousands):

Fiscal Year		Maturity Payments
2025	$	—
2026		—
2027		—
2028		404,950
2029		253,333
Total	$	658,283

Senior Secured Notes due 2028

On March 1, 2021, Adtalem issued $800.0 million aggregate principal amount of 5.50% Senior Secured Notes due 2028 (the "Notes"), which mature on March 1, 2028, pursuant to an indenture, dated as of March 1, 2021 (the "Indenture"), by and between Adtalem and U.S. Bank National Association, as trustee and notes collateral agent. The Notes were sold within the U.S. only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the U.S. to non-U.S. persons in reliance on Regulation S under the Securities Act.

The Notes were issued at 100.0% of their par value. The Notes bear interest at a rate of 5.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2021, to holders of record on the preceding February 15 and August 15, as the case may be. The Notes are guaranteed by certain of Adtalem's subsidiaries that are borrowers or guarantors under its senior secured credit facilities and certain of its other senior indebtedness, subject to certain exceptions (the "Guarantors"). As of August 12, 2021, the Notes were secured, subject to permitted liens and certain other exceptions, by first priority liens on the same collateral that secures the obligations under Adtalem's senior secured credit facilities.

At any time prior to March 1, 2024, we could have redeemed all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus a make-whole premium set forth in the Indenture and

accrued and unpaid interest, if any, to, but not including, the redemption date. We may redeem the Notes, in whole or in part, at any time on or after March 1, 2024 at redemption prices equal to 102.75%, 101.375%, and 100% of the principal amount of the Notes redeemed if the redemption occurs during the twelve-month periods beginning on March 1 of the years 2024, 2025, and 2026 and thereafter, respectively, in each case plus accrued and unpaid interest, if any, thereon to, but not including, the applicable redemption date. In addition, at any time prior to March 1, 2024, Adtalem could have redeemed up to 40% of the aggregate principal amount of the Notes at a redemption price equal to 105.5% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with the net cash proceeds from one or more qualifying equity offerings.

On April 11, 2022, we repaid $373.3 million of Notes at a price equal to 100% of the principal amount of the Notes. During June 2022, we repurchased on the open market an additional $20.8 million of Notes at a price equal to approximately 90% of the principal amount of the Notes, resulting in a gain on extinguishment of debt of $2.1 million recorded within interest expense in the Consolidated Statements of Income for the year ended June 30, 2022. This debt was subsequently retired. During the first quarter of fiscal year 2023, we repurchased on the open market an additional $0.9 million of Notes at a price equal to approximately 92% of the principal amount of the Notes, resulting in a gain on extinguishment of debt of $0.1 million recorded within interest expense in the Consolidated Statements of Income for the year ended June 30, 2023. This debt was subsequently retired. The principal balance of the Notes is $405.0 million as of June 30, 2024.

Accrued interest on the Notes of $7.4 million is recorded within accrued liabilities on the Consolidated Balance Sheets as of each of June 30, 2024 and 2023.

Credit Agreement

On August 12, 2021, in connection with the Walden acquisition, Adtalem entered into its new credit agreement (the "Credit Agreement") that provides for (1) a $850.0 million senior secured term loan ("Term Loan B") with a maturity date of August 12, 2028 and (2) a $400.0 million senior secured revolving loan facility ("Revolver") with a maturity date of August 12, 2026. We refer to the Term Loan B and Revolver collectively as the "Credit Facility." The Revolver has availability for letters of credit and currencies other than U.S. dollars of up to $400.0 million.

On June 27, 2023, Adtalem entered into Amendment No. 1 to Credit Agreement, identifying the Secured Overnight Financing Rate ("SOFR") as the benchmark rate to replace LIBOR for eurocurrency rate loans within the Credit Agreement effective the first quarter of fiscal year 2024.

Term Loan B

Prior to January 26, 2024, borrowings under the Term Loan B bore interest at Adtalem's option at a rate per annum equal to SOFR, subject to a SOFR floor of 0.75%, plus an applicable margin ranging from 4.00% to 4.50% for eurocurrency term loan borrowings or 3.00% to 3.50% for alternative base rate ("ABR") borrowings depending on Adtalem's net first lien leverage ratio for such period. On January 26, 2024, we repriced our Term Loan B loan resulting in a 0.50% reduction in our margin interest rate. As of January 26, 2024, borrowings under the Term Loan B bear interest at Adtalem's option at a rate per annum equal to SOFR, subject to a SOFR floor of 0.75%, plus an applicable margin ranging from 3.50% to 4.00% for eurocurrency term loan borrowings or 2.50% to 3.00% for ABR borrowings depending on Adtalem's net first lien leverage ratio for such period.

As of June 30, 2024, the interest rate for borrowings under the Term Loan B facility was 8.84%, which approximated the effective interest rate. The Term Loan B originally required quarterly installment payments of $2.125 million beginning on March 31, 2022. On March 11, 2022, we made a prepayment of $396.7 million on the Term Loan B. With that prepayment, we are no longer required to make quarterly installment payments. We made additional Term Loan B prepayments of $100.0 million, $50.0 million, and $50.0 million on September 22, 2022, November 22, 2022, and January 26, 2024, respectively. The principal balance of the Notes is $253.3 million as of June 30, 2024.

Revolver

Borrowings under the Revolver bear interest at a rate per annum equal to SOFR, subject to a SOFR floor of 0.75%, plus an applicable margin ranging from 3.75% to 4.25% for SOFR borrowings or 2.75% to 3.25% for ABR borrowings

depending on Adtalem's net first lien leverage ratio for such period. There were no borrowings under the Revolver during the year ended June 30, 2024, 2023, and 2022.

The Credit Agreement requires payment of a commitment fee equal to 0.25% as of June 30, 2024, of the unused portion of the Revolver. The commitment fee expense is recorded within interest expense in the Consolidated Statements of Income. The amount unused under the Revolver was $242.1 million as of June 30, 2024.

Prior Credit Agreement

On April 13, 2018, Adtalem entered into a credit agreement (the "Prior Credit Agreement") that provided for (1) a $300.0 million senior secured term loan ("Prior Term Loan B"), which was set to mature on April 13, 2025 and (2) a $300.0 million revolving facility ("Prior Revolver"), which was set to mature on April 13, 2023. We refer to the Prior Term Loan B and Prior Revolver collectively as the "Prior Credit Facility."

Prior Term Loan B

For eurocurrency rate loans, Prior Term Loan B interest was equal to LIBOR or a LIBOR-equivalent rate plus 3%. For base rate loans, Prior Term Loan B interest was equal to the base rate plus 2%. The Prior Term Loan B required quarterly installment payments of $750,000, with the balance due at maturity on April 13, 2025.

On March 24, 2020, we executed a pay-fixed, receive-variable interest rate swap agreement (the "Swap") with a multinational financial institution to mitigate risks associated with the variable interest rate on our Prior Term Loan B debt. We paid interest at a fixed rate of 0.946% and received variable interest of one-month LIBOR (subject to a minimum of 0.00%), on a notional amount equal to the amount outstanding under the Prior Term Loan B. The effective date of the Swap was March 31, 2020 and settlements with the counterparty occurred on a monthly basis. The Swap was set to terminate on February 28, 2025.

During the operating term of the Swap, the annual interest rate on the amount of the Prior Term Loan B was fixed at 3.946% (including the impact of the 3% interest rate margin on LIBOR loans) for the applicable interest rate period.

The Swap was designated as a cash flow hedge and as such, changes in its fair value were recognized in accumulated other comprehensive loss on the Consolidated Balance Sheets and were reclassified into the Consolidated Statements of Income within interest expense in the periods in which the hedged transactions affected earnings.

On July 29, 2021, prior to refinancing our Credit Agreement (as discussed above), we settled and terminated the Swap for $4.5 million, which resulted in a charge to interest expense for the year ended June 30, 2022.

Prior Revolver

Prior Revolver interest was equal to LIBOR or a LIBOR-equivalent rate for eurocurrency rate loans or a base rate, plus an applicable margin based on Adtalem's consolidated leverage ratio, as defined in the Prior Credit Agreement. The applicable margin ranged from 1.75% to 2.75% for eurocurrency rate loans and from 0.75% to 1.75% for base rate loans.

Debt Discount and Issuance Costs

The Term Loan B was issued at a price of 99% of its principal amount, resulting in an original issue discount of 1%. The debt discount and issuance costs related to the Notes and Term Loan B are presented as a direct deduction from the face amount of the debt, while the debt issuance costs related to the Revolver are classified as other assets, net on the Consolidated Balance Sheets. The debt discount and issuance costs are amortized as interest expense over seven years for the Notes and Term Loan B and over five years for the Revolver. The remaining $6.0 million of unamortized debt issuance costs related to the Prior Credit Facility and the $10.3 million of debt issuances costs associated with an unused bridge facility, which was in place should the permanent financing not have been obtained, were expensed in interest expense in the Consolidated Statements of Income for the year ended June 30, 2022. In addition, based on the $396.7 million prepayment on the Term Loan B and $394.1 million prepayment on the Notes during fiscal year 2022, we expensed $12.5 million and $6.8 million, respectively, in interest expense in the Consolidated Statements of Income for the year ended

June 30, 2022, which was the proportionate amount of the remaining unamortized debt discount and issuance costs related to the Term Loan B and Notes as of the prepayment dates. In addition, based on the $150.0 million and $50.0 million prepayments on the Term Loan B during fiscal year 2023 and 2024, respectively, we expensed $4.3 million and $1.1 million in interest expense in the Consolidated Statements of Income for the years ended June 30, 2023 and 2024, respectively, which was the proportionate amount of the remaining unamortized debt discount and issuance costs related to the Term Loan B as of the prepayment dates. The following table summarizes the unamortized debt discount and issuance costs activity for fiscal year 2024 (in thousands):

	Notes	Term Loan B	Revolver	Total
Unamortized debt discount and issuance costs as of June 30, 2023	$ 5,592	$ 7,614	$ 6,355	$ 19,561
Amortization of debt discount and issuance costs	(1,146)	(1,376)	(2,028)	(4,550)
Debt discount and issuance costs write-off	—	(1,113)	—	(1,113)
Unamortized debt discount and issuance costs as of June 30, 2024	$ 4,446	$ 5,125	$ 4,327	$ 13,898

Off-Balance Sheet Arrangements

The U.S. Department of Education ("ED") has recently allowed reductions in our letters of credit totaling $90.8 million. On January 31, 2024, ED allowed a $76.2 million letter of credit in favor of ED to expire without any requirement for Adtalem to renew it. On April 26, 2024, ED indicated that it would permit Adtalem to reduce its $84.0 million surety-backed letter of credit in favor of ED on behalf of Walden, which allows Walden to participate in Title IV programs, to $69.4 million, which took effect on June 24, 2024, and was extended through December 31, 2024. In addition, Adtalem had a letter of credit outstanding under its Revolver in the amount of $157.9 million as of June 30, 2024, in favor of ED, which allows Adtalem institutions to participate in Title IV programs. As of June 30, 2024, Adtalem had $227.3 million of letters of credit outstanding in favor of ED.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Adtalem has posted $44.3 million of surety bonds as of June 30, 2024 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

Interest Expense

Interest expense consisted of the following (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Notes interest expense	$ 22,272	$ 22,301	$ 39,371
Term Loan B interest expense	26,324	26,831	33,413
Term Loan B ticking fees	—	—	5,330
Prior Term Loan B interest expense	—	—	1,272
Term Loan B debt discount and issuance costs write-off	1,113	4,282	12,471
Notes issuance costs write-off	—	15	6,771
Gain on extinguishment of debt	—	(71)	(2,072)
Unused bridge fee	—	—	10,329
Prior Credit Facility issuance costs write-off	—	—	6,000
Swap settlement	—	—	4,525
Amortization of debt discount and issuance costs	4,550	4,832	7,083
Letters of credit fees	8,639	3,847	3,968
Other	761	1,063	887
Total	$ 63,659	$ 63,100	$ 129,348

Covenants and Guarantees

The Credit Agreement and Notes contain customary covenants, including restrictions on our restricted subsidiaries' ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interest on assets, make acquisitions, loans, advances or investments, or sell or otherwise transfer assets.

Under the terms of the Credit Agreement, beginning on the fiscal quarter ending December 31, 2021 and through December 31, 2023, Adtalem was required to maintain a Total Net Leverage Ratio of equal to or less than 4.00 to 1.00, which changed to 3.25 to 1.00 for the fiscal quarter ending March 31, 2024 and thereafter. The Total Net Leverage Ratio under the Credit Agreement is defined as the ratio of (a) the aggregate principal amount of Consolidated Debt (as defined in the Credit Agreement) of Adtalem and its subsidiaries as of the last day of the most recently ended Test Period (as defined in the Credit Agreement) *minus* Unrestricted Cash (as defined in the Credit Agreement) and Permitted Investments (as defined in the Credit Agreement) of the Borrower and its subsidiaries for such Test Period to (b) EBITDA (as defined in the Credit Agreement) for such Test Period. EBITDA for purposes of these restrictive covenants includes incremental adjustments beyond those included in traditional EBITDA calculations. Specifically, the Credit Agreement EBITDA definition includes the pro forma impact of EBITDA to be received from certain acquisition-related synergies and cost optimization activities, subject to a 20% cap.

Obligations under the Credit Agreement are secured by a first-priority lien on substantially all of the assets of Adtalem and certain of its domestic wholly owned subsidiaries (the "Subsidiary Guarantors"), which Subsidiary Guarantors also guarantee the obligations of Adtalem under the Credit Agreement, subject to certain exceptions. The Credit Agreement contains customary affirmative and negative covenants customary for facilities of its type, which, among other things, generally limit (with certain exceptions): mergers, amalgamations, or consolidations; the incurrence of additional indebtedness (including guarantees); the incurrence of additional liens; the sale, assignment, lease, conveyance or transfer of assets; certain investments; dividends and stock redemptions or repurchases in excess of certain amounts; transactions with affiliates; engaging in materially different lines of business; payments and modifications of indebtedness or the governing documents of Adtalem or any Subsidiary Guarantor; and other activities customarily restricted in such agreements.

The Credit Agreement contains customary events of default for facilities of this type. If an event of default under the Credit Agreement occurs and is continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

The Term Loan B requires mandatory prepayments equal to the net cash proceeds from an asset sale or disposition which is not reinvested in assets within one-year from the date of disposition if the asset sale or disposition is in excess of $20.0 million, among other mandatory prepayment terms (see the Credit Agreement, as filed under Form 8-K dated August 12, 2021, for additional information and term definitions). With the $396.7 million prepayment on March 11, 2022 on the Term Loan B, the $394.1 million prepayment on the Notes during the fourth quarter of fiscal year 2022, and the $100.0 million prepayment on September 22, 2022 on the Term Loan B, we satisfied the mandatory prepayment requirement resulting from the sale proceeds received from the sale of our previous Financial Services segment. No other mandatory prepayments have been required since the execution of the Credit Agreement.

The Notes contain covenants that limit the ability of Adtalem and each of the Guarantors to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends and make other distributions on, or redeem or repurchase, capital stock; make certain investments; incur certain liens; enter into transactions with affiliates; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; create certain restrictions on the Guarantors to make dividends or other payments to Adtalem; designate restricted subsidiaries as unrestricted subsidiaries; and transfer or sell certain assets. These covenants are subject to a number of important exceptions and qualifications. The Indenture and the Notes also provide for certain customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Notes to become or be declared due and payable or would allow the trustee or the holders of at least 25% in principal amount of the then outstanding Notes to declare the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable by notice in writing to Adtalem and, upon such declaration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

Adtalem was in compliance with the Credit Agreement debt covenants and the Notes covenants as of June 30, 2024.

15. Redeemable Noncontrolling Interest

Prior to the third quarter of fiscal year 2022, Adtalem maintained a 69% ownership interest in EduPristine with the remaining 31% owned by Kaizen Management Advisors ("Kaizen"), an India-based private equity firm. Beginning on March 26, 2020, Adtalem had the right to exercise a call option and purchase any remaining EduPristine stock from Kaizen. Likewise, Kaizen had the right to exercise a put option and sell up to 33% of its remaining ownership interest in EduPristine to Adtalem. Beginning on March 26, 2022, Kaizen had the right to exercise a put option and sell its remaining ownership interest in EduPristine to Adtalem. During fiscal year 2022, Adtalem purchased the remaining ownership interest in EduPristine from Kaizen for $1.8 million, resulting in Adtalem owning 100% of EduPristine. Subsequently, Adtalem sold EduPristine in its entirety on June 17, 2022 (see Note 4 "Discontinued Operations" for additional information).

Since the put option was out of the control of Adtalem, authoritative guidance required the redeemable noncontrolling interest, which included the value of the put option, to be presented outside of the equity section of the Consolidated Balance Sheets.

16. Share Repurchases

Open Market Share Repurchase Programs

On March 1, 2022, we announced that the Board authorized Adtalem's thirteenth share repurchase program, which allowed Adtalem to repurchase up to $300.0 million of its common stock through February 25, 2025. On January 16, 2024, Adtalem completed its thirteenth share repurchase program. On January 19, 2024, we announced that the Board authorized Adtalem's fourteenth share repurchase program, which allows Adtalem to repurchase up to $300.0 million of its common stock through January 16, 2027. Adtalem made share repurchases under its share repurchase programs as follows, which includes the market price of the shares, commissions, and excise tax (in thousands, except shares and per share data):

| | Year Ended June 30, | | |
	2024	2023	2022
Total number of share repurchases	5,446,113	3,207,036	—
Total cost of share repurchases	$ 261,183	$ 127,254	$ —
Average price paid per share	$ 47.96	$ 39.68	$ —

As of June 30, 2024, $211.6 million of authorized share repurchases were remaining under the fourteenth share repurchase program. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors. These repurchases may be made through open market purchases, accelerated share repurchases, privately negotiated transactions, or otherwise. Repurchases will be funded through available cash balances and ongoing business operating cash generation and may be suspended or discontinued at any time. Shares of stock repurchased under the programs are held as treasury shares. Repurchases under our share repurchase programs reduce the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations.

ASR Agreement

On March 14, 2022, we entered into an ASR agreement to repurchase $150.0 million of common stock. We received an initial delivery of 4,709,576 shares of common stock representing approximately 80% of the total shares expected to be delivered at the time of executing the ASR based on the per share price on the day prior to the execution date. This initial delivery of shares reduced the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations. The final number of shares to be repurchased was based on the volume-weighted average price of Adtalem's common stock during the term of the ASR agreement, less a discount and subject to adjustments pursuant to the terms of the ASR agreement. See Note 9 "Earnings per Share" for information on the ASR impact to earnings per share for fiscal year 2023. The ASR agreement ended on October 14, 2022. Based on the volume-weighted average price of Adtalem's common stock during the term of the ASR agreement, Adtalem owed the counter party 332,212 shares of common stock. We elected to settle the contract in cash instead of delivering shares by making a cash payment of $13.2 million on November 2, 2022.

On March 14, 2022, we recorded the $150.0 million purchase price of the ASR as a reduction to shareholders' equity, consisting of a $120.0 million increase in treasury stock and a $30.0 million reduction in additional paid-in capital, which represented an equity forward contract, on the Consolidated Balance Sheets. During the second quarter of fiscal year 2023, the $30.0 million initially recorded as a reduction in additional paid-in capital was reclassified to treasury stock and an additional $13.2 million was recorded in treasury stock, which represented our final cash settlement payment.

17. Accumulated Other Comprehensive Loss

The following table shows the changes in accumulated other comprehensive loss by component (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Foreign currency translation adjustments						
Beginning balance	$	(2,227)	$	(2,227)	$	(2,523)
Reclassification from other comprehensive income		—		—		296
Ending balance	$	(2,227)	$	(2,227)	$	(2,227)
Interest rate swap						
Beginning balance, gross	$	—	$	—	$	(8,926)
Beginning balance, tax effect		—		—		2,231
Beginning balance, net of tax		—		—		(6,695)
Reclassification from other comprehensive income		—		—		6,695
Ending balance	$	—	$	—	$	—
Total ending balance	$	(2,227)	$	(2,227)	$	(2,227)

18. Stock-Based Compensation

Adtalem's current stock-based incentive plan is its Fourth Amended and Restated Incentive Plan of 2013, which is administered by the Compensation Committee of the Board. Under the plan, directors, key executives, and managerial employees are eligible to receive stock options, restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), and other forms of stock awards. As of June 30, 2024, 2,106,199 shares of common stock were available for future issuance under this plan.

Stock-based compensation expense is recognized on a straight-line basis over the required service period. Adtalem accounts for stock-based compensation granted to retirement eligible employees that fully vests upon an employee's retirement under the non-substantive vesting period approach. Under this approach, the entire stock-based compensation expense is recognized at the grant date for stock-based grants issued to retirement eligible employees. For non-retirement eligible employees, stock-based compensation expense is recognized over the requisite service period. We account for forfeitures of unvested awards in the period they occur. Adtalem issues new shares of common stock to satisfy stock option exercises, RSU vests, and PSU vests.

Stock-based compensation expense, which is included in student services and administrative expense, and the related income tax benefit were as follows (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Stock-based compensation	$	25,947	$	14,299	$	22,611
Income tax benefit		(8,594)		(3,938)		(3,658)
Stock-based compensation, net of tax	$	17,353	$	10,361	$	18,953

There was no capitalized stock-based compensation cost as of each of June 30, 2024 and 2023.

Stock Options

Beginning in fiscal year 2023, the Compensation Committee of the Board determined to no longer grant stock options. Prior to fiscal year 2023, we granted stock options generally with a four-year graduated vesting from the grant date and expire ten years from the grant date. The following table summarizes stock option activity for the year ended June 30, 2024:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2023	1,045,801	$ 36.02		
Exercised	(494,314)	34.57		
Expired	(1,144)	28.32		
Outstanding as of June 30, 2024	550,343	37.34	6.0	$ 16,989
Exercisable as of June 30, 2024	410,668	$ 38.07	5.7	$ 12,376

The fair value of stock options that vested during the years ended June 30, 2024, 2023, and 2022 was $1.9 million, $2.1 million, and $4.7 million, respectively. As of June 30, 2024, $0.4 million of unrecognized stock-based compensation expense related to unvested stock options is expected to be recognized over a remaining weighted-average period of 1.3 years. The total intrinsic value of stock options exercised for the years ended June 30, 2024, 2023, and 2022 was $10.0 million, $1.1 million, and $6.9 million, respectively. The tax benefit from options exercised for the years ended June 30, 2024, 2023, and 2022 was $2.5 million, $0.3 million, and $1.8 million, respectively.

The fair value of Adtalem's stock options was estimated using a binomial model. This model uses historical cancellation and exercise experience of Adtalem to determine the option value. It also considers the illiquid nature of employee options during the vesting period.

The weighted-average estimated grant date fair value of options granted at market price under Adtalem's stock-based incentive plans during the year ended June 30, 2022 was $14.72. No stock options were granted during fiscal years 2024 and 2023. The fair value of Adtalem's stock option grants was estimated assuming the following weighted-average assumptions:

	Fiscal Year 2022
Expected life (in years)	6.56
Expected volatility	39.99 %
Risk-free interest rate	0.94 %
Dividend yield	0.00 %

The expected life of the options granted is based on the weighted-average exercise life with age and salary adjustment factors from historical exercise behavior. Adtalem's expected volatility is computed by combining and weighting the implied market volatility, the most recent volatility over the expected life of the option grant, and Adtalem's long-term historical volatility.

RSUs

Prior to fiscal year 2023, we granted RSUs generally with a four-year graduated vesting from the grant date. Beginning in fiscal year 2023, we grant RSUs generally with a three-year graduated vesting from the grant date. We also regularly grant RSUs to our Board members with a one-year cliff vest from the grant date. The fair value per share of RSUs is the

closing market price of our common stock on the grant date. The following table summarizes RSU activity for the year ended June 30, 2024:

	Number of RSUs	Weighted-Average Grant Date Fair Value	
Unvested as of June 30, 2023	737,733	$	37.22
Granted	399,220		44.24
Vested	(340,923)		38.00
Forfeited	(40,189)		38.53
Unvested as of June 30, 2024	755,841	$	40.51

The weighted-average grant date fair value per share of RSUs granted in the years ended June 30, 2024, 2023, and 2022 was $44.24, $39.90, and $35.57 respectively. The grant date fair value of RSUs that vested during the years ended June 30, 2024, 2023, and 2022 was $13.0 million, $9.4 million, and $7.9 million, respectively. As of June 30, 2024, $14.5 million of unrecognized stock-based compensation expense related to unvested RSUs is expected to be recognized over a remaining weighted-average period of 1.6 years.

PSUs

We issue PSUs generally with a three-year cliff vest from the grant date. The fair value per share of PSUs is the closing market price of our common stock on the grant date. We estimate the number of shares that will vest under our PSU awards when recognizing stock-based compensation expense for each reporting period. The final number of shares that vest under our PSUs is based on metrics approved by the Compensation Committee of the Board. The following table summarizes PSU activity for the year ended June 30, 2024:

	Number of PSUs	Weighted-Average Grant Date Fair Value	
Unvested as of June 30, 2023	490,300	$	35.17
Granted [1]	336,900		50.02
Vested	(126,918)		29.92
Forfeited	(70,512)		35.60
Unvested as of June 30, 2024	629,770	$	43.77

[1] Includes incremental PSUs awarded upon achievement of metrics.

The weighted-average grant date fair value per share of PSUs granted in the years ended June 30, 2024, 2023, and 2022 was $50.02, $40.43, and $33.84, respectively. The grant date fair value of PSUs that vested during the years ended June 30, 2024, 2023, and 2022 was $4.1 million, $3.4 million, and $2.6 million, respectively. As of June 30, 2024, $15.5 million of unrecognized stock-based compensation expense related to unvested PSUs is expected to be recognized over a remaining weighted-average period of 1.6 years.

19. Employee Benefit Plans

401(k) Retirement Plan

All U.S. employees who meet certain eligibility requirements can participate in Adtalem's 401(k) Retirement Plan. Adtalem makes a matching employer contribution into the 401(k) Retirement Plan of 100% up to the first 6% of the participant's eligible compensation. Expense for the matching employer contributions under the plan was $19.7 million, $17.9 million, and $18.4 million for the years ended June 30, 2024, 2023, and 2022, respectively.

Colleague Stock Purchase Plan

Under provisions of Adtalem's current Colleague Stock Purchase Plan, any eligible employee may authorize Adtalem to withhold up to $25,000 of annual wages to purchase common stock of Adtalem. Adtalem implemented a new Colleague

Stock Purchase Plan approved by stockholders at Adtalem's annual meeting of stockholders held on November 6, 2019 which allows for the issuance of 500,000 shares. Currently, employees can purchase Adtalem's common stock at 90% of the prevailing market price on the purchase date. Adtalem subsidizes the remaining 10% and pays all brokerage commissions and administrative fees associated with the plan. These expenses were insignificant for the years ended June 30, 2024, 2023, and 2022. Total shares issued under the plans were 19,666, 18,463, and 18,328 for the years ended June 30, 2024, 2023, and 2022, respectively. These plans are intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Currently, Adtalem is re-issuing treasury shares to satisfy colleague share purchases under this plan.

Nonqualified Deferred Compensation Plan

Adtalem has a nonqualified deferred compensation ("NDCP") plan for highly compensated employees and its Board members. The plan allows participants to make tax-deferred contributions that cannot be made under the 401(k) Retirement Plan because of Internal Revenue Service limitations. The plan permits the deferral of up to 50% of a participant's salary and up to 100% of a participant's bonus or board fee. Adtalem currently matches up to 6% of the total eligible compensation of participants who make contributions under the plan. Amounts contributed and deferred under the plan are credited or charged with the performance of investment options offered under the plan as elected by the participants. The participant's "investments" are in a hypothetical portfolio of investments which are tracked by an administrator. Total liabilities under the NDCP plan included in accrued liabilities on the Consolidated Balance Sheets as of June 30, 2024 and 2023 were $12.2 million and $12.6 million, respectively. The increase or decrease in the fair value of the liabilities under the NDCP plan is included in student services and administrative expense in the Consolidated Statements of Income.

We have elected to fund our NDCP plan obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Amounts in the rabbi trust are placed in investments whose performance is generally consistent with the investments chosen by participants under their NDCP plan accounts, which are designated as trading securities and carried at fair value. The fair value of the investments in the rabbi trust included in prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2024 and 2023 was $13.2 million and $12.5 million, respectively. We record trading gains and losses in other income, net in the Consolidated Statements of Income.

20. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The guidance establishes fair value measurement classifications under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than prices included in Level 1, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, Adtalem uses quoted market prices to determine fair value, and such measurements are classified within Level 1. In cases where market prices are not available, Adtalem makes use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The carrying value of our cash, cash equivalents, and restricted cash approximates fair value because of their short-term nature and is classified as Level 1.

Adtalem maintains a rabbi trust with investments in stock and bond mutual funds to fund obligations under a nonqualified deferred compensation plan. The fair value of the investments in the rabbi trust included in prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2024 and 2023 was $13.2 million and $12.5 million, respectively. These investments are recorded at fair value based upon quoted market prices using Level 1 inputs.

The carrying value of the credit extension programs, which approximates its fair value, is included in accounts and financing receivables, net and other assets, net on the Consolidated Balance Sheets as of June 30, 2024 and 2023 of $28.9 million and $29.7 million, respectively, and is classified as Level 2. See Note 10 "Accounts and Financing Receivables" for additional information on these credit extension programs.

Adtalem has a nonqualified deferred compensation plan for highly compensated employees and its Board members. The participant's "investments" are in a hypothetical portfolio of investments which are tracked by an administrator. Changes in the fair value of the nonqualified deferred compensation obligation are derived using quoted prices in active markets based on the market price per unit multiplied by the number of units. Total liabilities under the plan included in accrued liabilities on the Consolidated Balance Sheets as of June 30, 2024 and 2023 were $12.2 million and $12.6 million, respectively. The fair value of the nonqualified deferred compensation obligation is classified as Level 2 because their inputs are derived principally from observable market data by correlation to the hypothetical investments.

As of June 30, 2024 and 2023, borrowings under our long-term debt agreements were $658.3 million and $708.3 million, respectively. The fair value of the Notes was $389.5 million as of June 30, 2024, which is based upon quoted market prices and is classified as Level 1. The fair value of the Term Loan B was $254.9 million as of June 30, 2024, which is based upon quoted market prices in a non-active market and is classified as Level 2. See Note 14 "Debt" for additional information on our long-term debt agreements.

As of June 30, 2024 and 2023, there were no assets or liabilities measured at fair value using Level 3 inputs.

We recorded an impairment of $5.0 million on an equity investment with no readily determinable fair value within other income, net in the Consolidated Statements of Income for the year ended June 30, 2023 as the carrying value was no longer recoverable. Since initial recognition of the investment, there had been no upward or downward adjustments as a result of observable price changes. Following the impairment, the carrying amount of $5.0 million was reduced to zero.

Adtalem has elected not to measure any assets or liabilities at fair value other than those required to be measured at fair value on a recurring basis. Assets measured at fair value on a nonrecurring basis include goodwill, intangible assets, and assets of businesses where the long-term value of the operations have been impaired. Goodwill and indefinite-lived intangible assets are not amortized, instead must be reviewed annually for impairment or more frequently if circumstances arise indicating potential impairment. This impairment review was most recently completed as of May 31, 2024. See Note 13 "Goodwill and Intangible Assets" for additional information on the impairment review, including valuation techniques and assumptions.

21. Commitments and Contingencies

Adtalem is subject to lawsuits, administrative proceedings, regulatory reviews and investigations associated with financial assistance programs and other matters arising in the conduct of its business and certain of these matters are discussed below. Descriptions of certain matters from prior SEC filings may not be carried forward in this report to the extent we believe such matters no longer are required to be disclosed or there has not been, to our knowledge, significant activity relating to them. As of June 30, 2024, we have adequately reserved for matters that management has determined a loss is probable and that loss can be reasonably estimated. For those matters for which we have not recorded an accrual, their possible impact on Adtalem's business, financial condition, or results of operations, cannot be predicted at this time. The continued defense, resolution, or settlement of any of the following matters could require us to expend significant

resources and could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and result in the imposition of significant restrictions on us and our ability to operate.

On January 12, 2022, Walden was served with a complaint filed in the United States District Court for the District of Maryland by Aljanal Carroll, Claudia Provost Charles, and Tiffany Fair against Walden for damages, injunctive relief, and declaratory relief on behalf of themselves and all other similarly-situated individuals alleging violations of Title VI of the Civil Rights Act of 1964, the Equal Credit Opportunity Act, the Minnesota Prevention of Consumer Fraud Act, the Minnesota Uniform Deceptive Trade Practices Act, Minnesota statutes prohibiting false statements in advertising, and for common law fraudulent misrepresentation. Plaintiffs allege that Walden has targeted, deceived, and exploited Black and female Doctor of Business Administration ("DBA") students by knowingly misrepresenting and understating the number of "capstone" credits required to complete the DBA program and obtain a degree. On March 23, 2022, Walden filed a Motion to Dismiss the Plaintiffs' claims for failure to state a claim upon which relief can be granted. On November 27, 2022, the Court denied Walden's motion to dismiss the complaint. Plaintiffs filed an amended complaint to add an additional plaintiff, Tareion Fluker. Walden answered the amended complaint on February 2, 2023. The parties participated in a non-binding mediation on May 4, 2023 and settlement discussions continued. At a second non-binding mediation held on September 21, 2023, the parties agreed on a $28.5 million payment to resolve the issues in the case, subject to agreement on non-financial terms. The parties subsequently agreed to the non-financial terms including an agreement by Walden to implement certain website disclosures and verifications and to make certain programmatic changes. A settlement agreement has been executed by the parties. The settlement agreement in no way constitutes an admission of wrongdoing or liability by Walden. Plaintiffs filed a motion for preliminary approval of the settlement agreement on March 28, 2024. On April 17, 2024, the District Court preliminarily approved the settlement, which includes the provisional certification of the settlement class (the "Class"). The Class opt-out deadline was June 19, 2024. On June 17, 2024, 25 former Walden students claimed that they should be included as members of the Class. Walden is investigating their claims. The opt-out deadline will be extended in relation to any additional former Walden students who are added to the Class. The Court had scheduled a fairness hearing on October 17, 2024 to determine, among other things, whether the requirements for certification of the Class have been met, whether the settlement should be approved as fair and reasonable, and whether the order and final judgment approving the settlement should be entered. The fairness hearing will be rescheduled to a later date. Regardless of whether any additional members are added to the class, the amount of the $28.5 million payment will be unaffected. We recorded a $28.5 million loss contingency accrual for this matter within accrued liabilities on the Consolidated Balance Sheets as of June 30, 2024. In January 2024, Adtalem made a claim for indemnification under the Membership Interest Purchase Agreement with Laureate Education, Inc. ("Laureate"), dated September 11, 2020, pursuant to which Adtalem purchased Walden. If a settlement is approved by the Court, Adtalem expects to receive $5.5 million from Laureate in connection with such indemnification claim.

On June 6, 2022, plaintiff Rajesh Verma filed a lawsuit on behalf of himself and a class of similarly situated individuals in the Circuit Court of the Fourth Judicial Circuit, Duval County Florida, against Walden alleging that Walden was placing telephonic sales calls to persons on the National Do-Not-Call Registry, in violation of the Telephone Consumer Protection Act, 47 U.S.C. § 227, et seq. Although originally filed in state court, Walden removed the case to federal court and filed a motion to dismiss plaintiff's complaint. On August 26, 2022, plaintiff filed a motion to remand Count I of the complaint to state court. On March 2, 2023, plaintiff filed an amended complaint to add a Florida state law claim against Walden under the Florida Telephone Solicitation Act ("FTSA"). On March 16, 2023, Walden filed its answer to the amended complaint. On March 29, 2023, Walden's motion to dismiss plaintiff's complaint and plaintiff's motion to remand Count I of the complaint were denied. A non-binding mediation was held on September 18, 2023. The parties reached a settlement for an immaterial amount subject to Court approval. On November 27, 2023, the parties filed a motion for preliminary approval of the settlement agreement. On May 20, 2024, the Court granted preliminary approval to the settlement. The final settlement approval hearing is scheduled for October 29, 2024.

As previously disclosed, pursuant to the terms of the Stock Purchase Agreement ("SPA") by and between Adtalem and Cogswell, dated as of December 4, 2017, as amended, Adtalem sold DeVry University to Cogswell and Adtalem agreed to indemnify DeVry University for certain losses up to $340.0 million (the "Liability Cap"). Adtalem has previously disclosed DeVry University related matters that have consumed a portion of the Liability Cap.

In late January 2024 and early February 2024, ED sent notice to Chamberlain, RUSM, RUSVM, and Walden that it had received approximately 3,225, 1,700, 1,900, and 7,740 borrower defense to repayment applications filed by students at Chamberlain, RUSM, RUSVM, and Walden respectively between June 23, 2022 and November 15, 2022. Each application

seeks forgiveness of federal student loans made to these students. In the notices received, ED indicated that: (1) the notification was occurring prior to any substantive review of the application as well as its adjudication; (2) it would send the applications to each institution in batches of 500 per week; (3) it is optional for institutions to respond to the applications; and (4) not responding will result in no negative inference by ED. ED has also explained that it will separately decide whether to seek recoupment on any approved claim and that any recoupment actions ED chooses to initiate will have their own notification and response processes, which include an opportunity to provide additional evidence to the institutions. ED has indicated that an institution will learn of ED's determination to forgive student loans only if it approves a borrower defense to repayment application and ED seeks recoupment. Chamberlain, RUSM, RUSVM, and Walden have responded to all of the applications received and they believe that none properly stated a claim for loan forgiveness.

22. Segment Information

We present three reportable segments as follows:

Chamberlain – Offers degree and certificate programs in the nursing and health professions postsecondary education industry. This segment includes the operations of Chamberlain.

Walden – Offers degree and certificate programs, including those in nursing, education, counseling, business, psychology, public health, social work and human services, public administration and public policy, and criminal justice. This segment includes the operations of Walden, which was acquired by Adtalem on August 12, 2021. See Note 3 "Acquisitions" for additional information on the acquisition.

Medical and Veterinary – Offers degree and certificate programs in the medical and veterinary postsecondary education industry. This segment includes the operations of AUC, RUSM, and RUSVM, which are collectively referred to as the "medical and veterinary schools."

Certain expenses previously allocated to ACAMS, Becker, OCL, and EduPristine within our former Financial Services segment during the first quarter of fiscal year 2022 have been reclassified to Home Office based on discontinued operations reporting guidance regarding allocation of corporate overhead. Beginning in the second quarter of fiscal year 2022, these costs are being allocated to the Chamberlain, Walden, and Medical and Veterinary segments.

These segments are consistent with the method by which the Chief Operating Decision Maker (Adtalem's President and Chief Executive Officer) evaluates performance and allocates resources. Performance evaluations are based on each segment's adjusted operating income. Adjusted operating income excludes special items, which consists of deferred revenue adjustment, CEO transition costs, restructuring expense, business acquisition and integration expense, amortization of acquired intangible assets, litigation reserve, loss on assets held for sale, debt modification costs, and gain on sale of assets. Adtalem's management excludes these items from its review of the results of the operating segments for purposes of measuring segment profitability and allocating resources. "Home Office" includes activities not allocated to a reportable segment and is included to reconcile segment results to the Consolidated Financial Statements. Total assets by segment is not presented as our CODM does not review or allocate resources based on segment assets. The accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies."

Summary financial information by reportable segment is as follows (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Revenue:			
Chamberlain	$ 633,522	$ 571,034	$ 557,536
Walden	595,332	533,725	485,393
Medical and Veterinary	355,798	346,067	338,913
Total consolidated revenue	$ 1,584,652	$ 1,450,826	$ 1,381,842
Adjusted operating income:			
Chamberlain	$ 137,800	$ 135,503	$ 127,252
Walden	130,547	110,364	104,582
Medical and Veterinary	71,507	67,336	69,148
Home Office	(31,076)	(25,633)	(33,380)
Total consolidated adjusted operating income	308,778	287,570	267,602
Reconciliation to Consolidated Financial Statements:			
Deferred revenue adjustment	—	—	(8,561)
CEO transition costs	—	—	(6,195)
Restructuring expense	(1,870)	(18,817)	(25,628)
Business acquisition and integration expense	(34,215)	(42,661)	(53,198)
Amortization of acquired intangible assets:	(35,644)	(61,239)	(97,274)
Litigation reserve	(18,500)	(10,000)	—
Loss on assets held for sale	(647)	—	—
Debt modification costs	(848)	—	—
Gain on sale of assets	—	13,317	—
Total consolidated operating income	217,054	168,170	76,746
Interest expense	(63,659)	(63,100)	(129,348)
Other income, net	10,542	6,965	1,108
Total consolidated income (loss) from continuing operations before income taxes	$ 163,937	$ 112,035	$ (51,494)
Capital expenditures:			
Chamberlain	$ 26,293	$ 13,934	$ 15,235
Walden	5,889	1,084	5,393
Medical and Veterinary	5,708	3,358	3,277
Home Office	11,003	7,638	7,149
Total consolidated capital expenditures	$ 48,893	$ 26,014	$ 31,054
Depreciation:			
Chamberlain	$ 18,752	$ 17,175	$ 18,547
Walden	7,389	9,419	9,255
Medical and Veterinary	11,983	12,438	13,890
Home Office	1,552	2,344	2,882
Total consolidated depreciation	$ 39,676	$ 41,376	$ 44,574
Amortization of acquired intangible assets:			
Walden	$ 35,644	$ 61,239	$ 97,274
Total consolidated amortization of acquired intangible assets	$ 35,644	$ 61,239	$ 97,274

Adtalem conducts its educational operations in the U.S., Barbados, St. Kitts, and St. Maarten. Revenue and long-lived assets by geographic area are as follows (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Revenue by geographic area:						
Domestic operations	$	1,228,854	$	1,104,759	$	1,042,929
Barbados, St. Kitts, and St. Maarten		355,798		346,067		338,913
Total consolidated revenue	$	1,584,652	$	1,450,826	$	1,381,842
Long-lived assets by geographic area:						
Domestic operations	$	283,597	$	256,268	$	289,129
Barbados, St. Kitts, and St. Maarten		149,507		163,058		178,792
Total consolidated long-lived assets	$	433,104	$	419,326	$	467,921

No one customer accounted for more than 10% of Adtalem's consolidated revenue for all periods presented.

23. Revision of Previously Issued Consolidated Financial Statements (Unaudited)

As described in Note 2 "Summary of Significant Accounting Policies," Adtalem identified an error in the presentation of capitalized cloud computing implementation costs in its previously issued financial statements. Adtalem assessed the materiality of this error individually and in the aggregate with other previously identified errors to prior periods' Consolidated Financial Statements and concluded the errors were not material to prior periods and therefore, amendments of previously filed reports are not required. The errors impacted the unaudited Consolidated Balance Sheets and unaudited Consolidated Statements of Cash Flows as of and for the nine months ended March 31, 2024 and 2023, as of and for the six months ended December 31, 2023 and 2022, and as of and for the three months ended September 30, 2023 and 2022. In each of Adtalem's fiscal year 2025 interim Form 10-Qs, the impact of this revision will be incorporated into the prior periods, as applicable. In connection with this revision, Adtalem also corrected other immaterial errors in the prior periods, including certain errors that had previously been adjusted for in the period identified.

The following tables summarize the effect of the revision on the affected line items within the Consolidated Balance Sheets (in thousands):

	March 31, 2024					
		As Reported		Adjustment		As Revised
Assets:						
Current assets:						
Prepaid expenses and other current assets	$	59,401	$	4,183	$	63,584
Total current assets		387,634		4,183		391,817
Noncurrent assets:						
Property and equipment, net		272,792		(33,135)		239,657
Other assets, net		67,768		28,952		96,720
Total noncurrent assets		2,327,400		(4,183)		2,323,217

	December 31, 2023					
		As Reported		Adjustment		As Revised
Assets:						
Current assets:						
Prepaid expenses and other current assets	$	58,356	$	3,010	$	61,366
Total current assets		378,099		3,010		381,109
Noncurrent assets:						
Property and equipment, net		260,484		(25,187)		235,297
Other assets, net		65,852		22,177		88,029
Total noncurrent assets		2,322,826		(3,010)		2,319,816

	September 30, 2023					
		As Reported		Adjustment		As Revised
Assets:						
Current assets:						
Cash and cash equivalents	$	262,438	$	(1,612)	$	260,826
Restricted cash		1,988		1,612		3,600
Prepaid expenses and other current assets		60,750		2,103		62,853
Total current assets		472,928		2,103		475,031
Noncurrent assets:						
Property and equipment, net		264,766		(18,097)		246,669
Other assets, net		67,634		15,994		83,628
Total noncurrent assets		2,321,233		(2,103)		2,319,130

	March 31, 2023					
		As Reported		Adjustment		As Revised
Assets:						
Current assets:						
Cash and cash equivalents	$	315,373	$	(1,613)	$	313,760
Restricted cash		1,804		1,613		3,417
Prepaid expenses and other current assets		102,573		514		103,087
Total current assets		533,034		514		533,548
Noncurrent assets:						
Property and equipment, net		252,797		(6,234)		246,563
Other assets, net		67,618		5,720		73,338
Total noncurrent assets		2,334,083		(514)		2,333,569

	December 31, 2022					
		As Reported		Adjustment		As Revised
Assets:						
Current assets:						
Cash and cash equivalents	$	207,776	$	(1,492)	$	206,284
Restricted cash		2,234		1,492		3,726
Prepaid expenses and other current assets		113,564		1,081		114,645
Total current assets		423,116		1,081		424,197
Noncurrent assets:						
Property and equipment, net		275,617		(3,275)		272,342
Other assets, net		116,613		3,043		119,656
Total noncurrent assets		2,419,922		(232)		2,419,690
Total assets		2,843,038		849		2,843,887
Liabilities and shareholders' equity:						
Current liabilities:						
Deferred revenue		115,658		5,177		120,835
Total current liabilities		371,462		5,177		376,639
Noncurrent liabilities:						
Other liabilities		61,901		9,177		71,078
Total noncurrent liabilities		948,854		9,177		958,031
Total liabilities		1,320,316		14,354		1,334,670
Shareholders' equity:						
Retained earnings		2,349,146		(13,505)		2,335,641
Total shareholders' equity		1,522,722		(13,505)		1,509,217
Total liabilities and shareholders' equity		2,843,038		849		2,843,887

	September 30, 2022					
		As Reported		Adjustment		As Revised
Assets:						
Current assets:						
Cash and cash equivalents	$	327,515	$	(1,681)	$	325,834
Restricted cash		2,480		1,681		4,161
Noncurrent assets:						
Property and equipment, net		281,581		(416)		281,165
Other assets, net		120,630		416		121,046

The following tables summarize the effect of the revision on the affected line items within the Consolidated Statements of Cash Flows (in thousands):

	Nine Months Ended March 31, 2024		
	As Reported	Adjustment	As Revised
Operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	$ 32,106	$ (2,227)	$ 29,879
Changes in assets and liabilities:			
Cloud computing implementation assets	—	(19,262)	(19,262)
Accounts payable	10,841	1,791	12,632
Net cash provided by operating activities-continuing operations	246,809	(19,698)	227,111
Net cash provided by operating activities	255,205	(19,698)	235,507
Investing activities:			
Capital expenditures	(52,014)	19,698	(32,316)
Net cash used in investing activities-continuing operations	(51,886)	19,698	(32,188)
Net cash used in investing activities	(51,886)	19,698	(32,188)
Non-cash investing and financing activities:			
Accrued capital expenditures	11,086	(4,869)	6,217

	Six Months Ended December 31, 2023		
	As Reported	Adjustment	As Revised
Operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	$ 20,714	$ (1,333)	$ 19,381
Changes in assets and liabilities:			
Cloud computing implementation assets	—	(11,314)	(11,314)
Accounts payable	7,824	1,931	9,755
Net cash provided by operating activities-continuing operations	83,069	(10,716)	72,353
Net cash provided by operating activities	92,584	(10,716)	81,868
Investing activities:			
Capital expenditures	(30,328)	10,716	(19,612)
Net cash used in investing activities-continuing operations	(30,200)	10,716	(19,484)
Net cash used in investing activities	(30,200)	10,716	(19,484)
Non-cash investing and financing activities:			
Accrued capital expenditures	9,062	(5,009)	4,053

	Three Months Ended September 30, 2023		
	As Reported	Adjustment	As Revised
Operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	$ 9,778	$ (440)	$ 9,338
Changes in assets and liabilities:			
Cloud computing implementation assets	—	(4,224)	(4,224)
Accounts payable	(2,870)	52	(2,818)
Net cash provided by operating activities-continuing operations	90,726	(4,612)	86,114
Net cash provided by operating activities	99,685	(4,612)	95,073
Investing activities:			
Capital expenditures	(15,046)	4,612	(10,434)
Net cash used in investing activities-continuing operations	(14,946)	4,612	(10,334)
Net cash used in investing activities	(14,946)	4,612	(10,334)
Non-cash investing and financing activities:			
Accrued capital expenditures	9,217	(3,130)	6,087

	Nine Months Ended March 31, 2023		
	As Reported	Adjustment	As Revised
Operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	$ 31,618	$ (112)	$ 31,506
Changes in assets and liabilities:			
Cloud computing implementation assets	—	(6,234)	(6,234)
Accounts payable	12,286	1,483	13,769
Net cash provided by operating activities-continuing operations	149,821	(4,863)	144,958
Net cash provided by operating activities	149,417	(4,863)	144,554
Investing activities:			
Capital expenditures	(19,056)	4,863	(14,193)
Net cash provided by investing activities-continuing operations	33,871	4,863	38,734
Net cash provided by investing activities	30,697	4,863	35,560
Non-cash investing and financing activities:			
Accrued capital expenditures	10,474	(1,483)	8,991

	Six Months Ended December 31, 2022		
	As Reported	Adjustment	As Revised
Operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	$ 21,461	$ (34)	$ 21,427
Changes in assets and liabilities:			
Cloud computing implementation assets	—	(3,275)	(3,275)
Accounts payable	13,233	475	13,708
Net cash provided by operating activities-continuing operations	42,277	(2,834)	39,443
Net cash provided by operating activities	41,415	(2,834)	38,581
Investing activities:			
Capital expenditures	(9,747)	2,834	(6,913)
Net cash used in investing activities-continuing operations	(9,748)	2,834	(6,914)
Net cash used in investing activities	(12,922)	2,834	(10,088)
Non-cash investing and financing activities:			
Accrued capital expenditures	5,209	(475)	4,734

	Three Months Ended September 30, 2022		
	As Reported	Adjustment	As Revised
Operating activities:			
Changes in assets and liabilities:			
Cloud computing implementation assets	$ —	$ (416)	$ (416)
Accounts payable	8,711	243	8,954
Net cash provided by operating activities-continuing operations	91,476	(173)	91,303
Net cash provided by operating activities	91,346	(173)	91,173
Investing activities:			
Capital expenditures	(5,551)	173	(5,378)
Net cash used in investing activities-continuing operations	(5,503)	173	(5,330)
Net cash used in investing activities	(6,314)	173	(6,141)
Non-cash investing and financing activities:			
Accrued capital expenditures	4,713	(243)	4,470

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)) that was conducted under the supervision and with the participation of Adtalem's management, including our Chief Executive Officer and Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer concluded that Adtalem's disclosure controls and procedures were effective as of June 30, 2024.

Management's Annual Report on Internal Control over Financial Reporting

The management of Adtalem prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting, as defined by Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management regularly monitors our internal controls over financial reporting, and actions are taken to correct any deficiencies as they are identified.

As of June 30, 2024, Adtalem's management has assessed the effectiveness of its internal control over financial reporting, using the criteria specified by the Committee of Sponsoring Organizations of the Treadway Commission's 2013 report Internal Control — Integrated Framework. Based upon this assessment, Adtalem's management concluded that as of June 30, 2024, Adtalem's internal control over financial reporting was effective.

The effectiveness of Adtalem's internal control over financial reporting as of June 30, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report included in Item 8. "Financial Statements and Supplementary Data" of this report.

Changes in Internal Control over Financial Reporting

There were no changes during the fourth quarter of fiscal year 2024 in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

During the quarter ended June 30, 2024, none of our directors or officers adopted, modified, or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

<center>PART III</center>

Item 10. Directors, Executive Officers and Corporate Governance

(a) *Information Regarding Directors and Executive Officers.* The information required by this Item 10 relating to directors and nominees for election to the Board of Directors is incorporated by reference to the Proxy Statement. The information required by this Item 10 with respect to our executive officers is set forth in "Information About Our Executive Officers" at the end of Part I of this Annual Report on Form 10-K.

(b) *Compliance with Section 16(a) of the Exchange Act.* If applicable, the information required by this Item 10 with respect to compliance with Section 16(a) of the Exchange Act contained under the caption "Delinquent Section 16(a) Reports" in the Proxy Statement is incorporated by reference to the Proxy Statement.

(c) *Code of Business Conduct and Ethics.* In accordance with the information required by this Item 10 relating to the code of ethics required by Item 406 of Regulation S-K, Adtalem has a Code of Conduct and Ethics, which applies to its directors, officers (including the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer), and all other employees. The full text of the Code is available on Adtalem's website. Adtalem

intends to satisfy the SEC's requirements regarding amendments to, or waivers from, the Code by posting such information on its website.

(d) *Procedures for Shareholders to Recommend Director Nominees.* There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

(e) *Audit Committee Information.* The information required by this Item 10 relating to Adtalem's audit and finance committee financial experts and identification of the Adtalem's audit committee is incorporated by reference to the Proxy Statement.

Item 11. Executive Compensation

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, pay ratio disclosure, and compensation committee interlocks and insider participation is incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the heading "Voting Securities and Principal Holders" and "Executive Compensation Tables – Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit and Finance Committee of our Board contained under the headings "Audit Fees and Other Fees" and "Pre-Approval Policies" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements

Consolidated Financial Statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

2. Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and accompanying notes included in this Form 10-K.

3. Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
2.1	Stock Purchase Agreement, by and between the Registrant and Cogswell Education, LLC, dated December 4, 2017 (the "Cogswell Agreement")		Exhibit 2.1 to the Registrant's Form 8-K dated December 4, 2017
2.2	Amendment No. 1 to the Cogswell Agreement, dated August 2, 2018		Exhibit 2.1 to the Registrant's Form 8-K dated August 3, 2018

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
2.3	Amendment No. 2 to the Cogswell Agreement dated as of December 11, 2018		Exhibit 2.3 to the Registrant's Form 8-K dated December 12, 2018
2.4	Amendment No. 3 to the Cogswell Agreement, dated as of December 11, 2018		Exhibit 2.4 to the Registrant's Form 8-K dated December 12, 2018
2.5	Membership Interest Purchase Agreement, by and between the Registrant and San Joaquin Valley College, Inc., dated June 28, 2018		Exhibit 2.1 to the Registrant's Form 8-K dated June 29, 2018
2.6	Membership Interest Purchase Agreement by and between the Registrant and Laureate Education, Inc., dated as of September 11, 2020		Exhibit 2.1 to the Registrant's Form 8-K dated September 16, 2020
2.7	Waiver and Amendment to Membership Interest Purchase Agreement by and between the Registrant and Laureate Education, Inc., dated as of July 21, 2021		Exhibit 2.1 to the Registrant's Form 8-K dated July 27, 2021
2.8	Equity Purchase Agreement, by and among McKissock, LLC, Avalon Acquiror, Inc. and the Registrant, dated as of January 24, 2022		Exhibit 2.1 to the Registrant's Form 8-K dated January 25, 2022
2.9	Equity Purchase Agreement Side Letter, by and among McKissock, LLC, Avalon Acquiror, Inc. and the Registrant, dated as of March 10, 2022		Exhibit 2.2 to the Registrant's Form 10-Q for the quarter ended March 31, 2022
3.1	Restated Certificate of Incorporation of the Registrant, dated May 23, 2017		Exhibit 3.2 to the Registrant's Form 8-K dated May 22, 2017
3.2	Amendment to Restated Certificate of Incorporation of the Registrant, dated November 8, 2023	X	
3.3	Amended and Restated By-Laws of the Registrant, as amended November 27, 2023		Exhibit 3.1 to the Registrant's Form 8-K dated November 29, 2023
4.1	Description of Registrant's Securities	X	
4.2	Indenture, dated as of March 1, 2021, by and between Adtalem Escrow Corporation, as predecessor to the Registrant, as issuer, the parties that are signatories thereto as Subsidiary Guarantors, as subsidiary guarantors, and U.S. Bank National Association, as trustee and notes collateral agent (the "Note Indenture") (which Note Indenture includes as Exhibit A, the Form of 5.500% Senior Notes due 2028)		Exhibit 4.1 to the Registrant's Form 8-K dated March 1, 2021
4.3	Supplemental Indenture, dated as of August 12, 2021, by and between the Registrant, as issuer, the parties that are signatories thereto as Subsidiary Guarantors, as subsidiary guarantors, and U.S. Bank National Association, as trustee and notes collateral agent, pursuant to which Registrant assumed the obligations of Adtalem Escrow Corporation under the Note Indenture		Exhibit 4.2 to the Registrant's Form 8-K dated August 12, 2021
4.4	Credit Agreement, dated as of August 12, 2021, by and between the Registrant, as borrower, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent (the "Credit Agreement")		Exhibit 10.1 to the Registrant's Form 8-K dated August 12, 2021
4.5	Amendment No. 1 to Credit Agreement		Exhibit 4(e) to the Registrant's Form 10-K for the year ended June 30, 2023
4.6	Amendment No. 2 to Credit Agreement		Exhibit 4(a) to the Registrant's Form 10-Q for the quarter ended March 31, 2024

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
10.1*	Registrant's Fourth Amended and Restated Incentive Plan of 2013		Exhibit 10(f) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.2*	Registrant's Nonqualified Deferred Compensation Plan		Exhibit 4.3 to the Registrant's Form S-8 dated August 27, 2014
10.3*	Registrant's Retirement Plan		Exhibit 10(d) to the Registrant's Form 10-K for the year ended June 30, 2022
10.4*	Amendment One to the Registrant's Retirement Plan		Exhibit 10(e) to the Registrant's Form 10-K for the year ended June 30, 2022
10.5*	Amendment Two to the Registrant's Retirement Plan		Exhibit 10(f) to the Registrant's Form 10-K for the year ended June 30, 2022
10.6*	Amendment Three to the Registrant's Retirement Plan		Exhibit 10(g) to the Registrant's Form 10-K for the year ended June 30, 2022
10.7*	Form of Nonqualified Stock Option Agreement for Executive Officers		Exhibit 10(o) to the Registrant's Form 10-K for the year ended June 30, 2014
10.8*	Form of Nonqualified Stock Option Agreement for Employees		Exhibit 10(p) to the Registrant's Form 10-K for the year ended June 30, 2014
10.9*	Form of Incentive Stock Option Agreement for Executive Officers		Exhibit 10(q) to the Registrant's Form 10-K for the year ended June 30, 2014
10.10*	Form of Incentive Stock Option Agreement for Employees		Exhibit 10(r) to the Registrant's Form 10-K for the year ended June 30, 2014
10.11*	Form of Full Value Share Award Agreement for Executive Officers		Exhibit 10.1 to the Registrant's Form 8-K dated May 8, 2014
10.12*	Form of Full Value Share Award Agreement for Directors		Exhibit 10(t) to the Registrant's Form 10-K for the year ended June 30, 2014
10.13*	Form of Full Value Share Award Agreement for Employees		Exhibit 10(u) to the Registrant's Form 10-K for the year ended June 30, 2014
10.14*	Form of Performance Share Award Agreement for Executive Officers		Exhibit 10(v) to the Registrant's Form 10-K for the year ended June 30, 2014
10.15*	Form of Performance Share Award Agreement for Employees		Exhibit 10(w) to the Registrant's Form 10-K for the year ended June 30, 2014
10.16*	Form of Restricted Cash Award Agreement for Employees		Exhibit 10(x) to the Registrant's Form 10-K for the year ended June 30, 2014
10.17*	Form of Nonqualified Stock Option Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(a) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.18*	Form of Incentive Stock Option Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(b) to the Registrant's Form 10-Q for the quarter ended September 30, 2021

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
10.19*	Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(c) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.20*	Form of Restricted Stock Unit Award Agreement for Directors (for awards granted in fiscal year 2022)		Exhibit 10(d) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.21*	Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2022)		Exhibit 10(e) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.22*	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(f) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.23*	Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2022)		Exhibit 10(g) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.24*	Form of Restricted Cash Award Agreement for Employees (for awards granted in fiscal year 2022)		Exhibit 10(h) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.25*	Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2023)		Exhibit 10(a) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.26*	Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2023)		Exhibit 10(b) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.27*	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2023)		Exhibit 10(c) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.28*	Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2023)		Exhibit 10(d) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.29*	Form of Restricted Cash Award Agreement for Employees (for awards granted in fiscal year 2023)		Exhibit 10(e) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.30*	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2024)		Exhibit 10(a) to the Registrant's Form 10-Q for the quarter ended December 31, 2023
10.31*	Form of Indemnification Agreement between the Registrant and its Directors		Exhibit 10(f) to the Registrant's Form 10-K for the year ended June 30, 2010
10.32*	Executive Employment Agreement between the Registrant and Gregory S. Davis, dated July 7, 2016		Exhibit 10.1 to the Registrant's Form 8-K dated January 1, 2017
10.33*	Executive Employment Agreement between the Registrant and Steven Riehs, dated May 17, 2013		Exhibit 10.1 to the Registrant's Form 8-K dated May 22, 2013
10.34*	Executive Employment Agreement between the Registrant and Donna N. Jennings-Howell, dated October 12, 2009		Exhibit 10(jj) to the Registrant's Form 10-K for the year ended June 30, 2018
10.35*	Executive Employment Agreement between the Registrant and Michael O. Randolfi		Exhibit 10.1 to the Registrant's Form 8-K dated August 27, 2019
10.36*	Executive Employment Agreement between the Registrant and Karen S. Cox, dated June 15, 2018		Exhibit 10(nn) to the Registrant's Form 10-K for the year ended June 30, 2020

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
10.37*	Executive Employment Agreement between the Registrant and Douglas G. Beck, dated May 6, 2021		Exhibit 10(gg) to the Registrant's Form 10-K for the year ended June 30, 2021
10.38*	Executive Employment Agreement effective September 8, 2021, between the Registrant and Stephen W. Beard		Exhibit 10.1 to the Registrant's Form 8-K dated August 6, 2021
10.39*	Executive Employment Agreement effective October 18, 2021, between the Registrant and Robert J. Phelan		Exhibit 10.1 to the Registrant's Form 8-K dated November 15, 2021
10.40*	Separation Agreement and Release dated April 10, 2024 between the Registrant and Dr. John Danaher		Exhibit 10.1 to the Registrant's Form 8K/A dated September 6, 2023
10.41*	Executive Employment Agreement between the Registrant and Maurice Herrera		Exhibit 10(qq) to the Registrant's Form 10-K for the year ended June 30, 2022
10.42*	Executive Employment Agreement between the Registrant and Steven Tom		Exhibit 10(rr) to the Registrant's Form 10-K for the year ended June 30, 2023
10.43*	Executive Employment Agreement between the Registrant and Michael Betz	X	
19.1	Insider Trading Policy	X	
21.1	Subsidiaries of the Registrant	X	
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm	X	
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended	X	
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended	X	
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X	
97.1	Incentive Compensation Recovery Policy	X	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)		

* Designates management contracts and compensatory plans or arrangements.
** Filed or furnished herewith.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adtalem Global Education Inc.

Date: August 6, 2024   By: /s/ Robert J. Phelan
                                                         Robert J. Phelan
                                                         Senior Vice President and Chief Financial Officer
                                                         (Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen W. Beard Stephen W. Beard	President and Chief Executive Officer (Principal Executive Officer)	August 6, 2024
/s/ Robert J. Phelan Robert J. Phelan	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 6, 2024
/s/ Manjunath Gangadharan Manjunath Gangadharan	Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 6, 2024
/s/ Michael W. Malafronte Michael W. Malafronte	Chairman of the Board	August 6, 2024
/s/ William W. Burke William W. Burke	Director	August 6, 2024
/s/ Mayur Gupta Mayur Gupta	Director	August 6, 2024
/s/ Donna J. Hrinak Donna J. Hrinak	Director	August 6, 2024
/s/ Georgette Kiser Georgette Kiser	Director	August 6, 2024
/s/ William Krehbiel William Krehbiel	Director	August 6, 2024
/s/ Sharon O'Keefe Sharon O'Keefe	Director	August 6, 2024
/s/ Kenneth J. Phelan Kenneth J. Phelan	Director	August 6, 2024
/s/ Betty Vandenbosch Betty Vandenbosch	Director	August 6, 2024
/s/ Lisa W. Wardell Lisa W. Wardell	Director	August 6, 2024

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CORPORATE INFORMATION

Home Office
Adtalem Global Education Inc.
500 West Monroe Street, Suite 1300
Chicago, IL 60661
1-312-651-1400
www.adtalem.com

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
462 South 4th Street Suite 1600
Louisville, KY 40202

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60606

Financial Information and Reports
Adtalem routinely issues press releases and quarterly and annual financial reports. To receive this information please write to us at: Adtalem Global Education Inc., Investor Relations, 500 West Monroe Street, Suite 1300, Chicago, IL 60661, call 1-312-906-6600, or visit the "Investor Relations" section of our website at www.adtalem.com. A copy of the Adtalem Global Education Inc. 2024 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission will be furnished to shareholders without charge (except charges for providing exhibits) upon request to the Company. Analysts and investors seeking additional information about the Company can contact Investor Relations at 1-312-906-6600 or emailing *Investor.Relations@Adtalem.com*.

Investor Relations
Jay Spitzer, CFA
Vice President, Investor Relations
1-312-906-6600

Annual Meeting
The annual meeting of shareholders of Adtalem Global Education Inc. will be held entirely online on Wednesday, November 13, 2024 at 8:00 a.m. Central Standard Time at: www.virtualshareholdermeeting.com/ATGE2024.

Annual Mailing
Holders of common stock of record at the close of business on September 30, 2024 are entitled to vote at the meeting. A notice of meeting, proxy statement, and proxy card and/or voting instructions were provided to shareholders with this Annual Report.

Common Stock
Adtalem's common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol ATGE.

Corporate Governance
To review the Company's corporate governance guidelines, Board committee charters, and code of conduct and ethics, please visit the "Organizational Governance" section on the "About Us" page of our website at www.adtalem.com.

